As filed with the Securities and Exchange Commission on November 22, 2017.

Registration Statement No. 333-221034

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

iClick Interactive Asia Group Limited

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services, Inc.

4th Floor, 400 Madison Avenue

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road, Causeway Bay, Hong Kong (852) 2521 4122	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18/F, The Hong Kong Club Building 3A Chater Road, Central, Hong Kong (852) 2533 3368

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company   ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Class A Ordinary Shares, par value US$0.001 per share(1)	US$100,000,000	US$12,450(4)

(1)	American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents Class A ordinary share.
(2)	Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(4)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

        SUBJECT TO COMPLETION, DATED                    , 2017

PRELIMINARY PROSPECTUS

            American Depositary Shares

iClick Interactive Asia Group Limited

Representing              Class A Ordinary Shares

This is the initial public offering of our American Depositary Shares, or ADSs. We are selling                  ADSs. Each ADS represents                  of our Class A ordinary shares, par value US$0.001 per share. We currently expect the initial public offering price to be between US$                 and US$                 per ADS.

We have granted the underwriters an option to purchase up to                  additional ADSs to cover over-allotments.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We have applied to have the ADSs listed on the NASDAQ Global Market under the symbol “ICLK”.

We are an “emerging growth company” under applicable U.S. Federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 18.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price	Underwriting Discounts and Commissions(1)	Proceeds before expenses
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)	[We have also agreed to issue to the underwriters warrants to purchase [ ] ADSs and to reimburse the underwriters for certain of their expenses.] For a description of compensation payable to the underwriters, see “Underwriting.”

We have granted the underwriters the right to purchase up to an additional                  ADSs to cover over-allotments.

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Sammy Hsieh, our chief executive officer and co-founder, and Mr. Jian Tang, our chief operating officer, chief technology officer and co-founder, will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately         % of our total issued and outstanding share capital immediately after the completion of this offering and         % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

The underwriters expect to deliver the ADSs to purchasers on or about                 , 2017.

Network 1 Financial Securities, Inc.

Shenwan Hongyuan Securities

                    , 2017

iCLICK INTERACTIVE

LARGEST
Independent online marketing technology platform in China(1)
#1
Market share(1) US$236.3MM gross billing in 2016,+32.5% YoY
#1
Chinese Consumer Data Set(2)
#1
Multinational Client Coverage(3)
0.9 TB
Data collected daily(4)
74,000
mobile apps covered(4)
2.6MM
Websites covered(4)
Intent
Interest
Online transaction
Social
Demographic
Offline purchase behavioral
Campaign performance
Data analytics
633.5MM
Active profiled users(4)
19
Attributes analyzed per profile(4)
(e.g. demographics, location, gender, interest)
Feed into matching machine
Identify, access and engage right audience
Campaign performance data to enhance data analytics

Notes:

(4) Company data in the 30 days leading up to September 30, 2017

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                    , 2017 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from a report in August, 2017 entitled “China Online Marketing Market Independent Market Research” commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information on the online marketing market in China.

The Company

Our Business

We were the largest independent online marketing technology platform in China in terms of gross billing in 2016 according to Frost & Sullivan. We had the largest Chinese consumer data set in terms of number of active profiled users in 2016 among independent online marketing technology companies in China. During 2016, we bridged the largest number of multinational companies to the China market among all independent online marketing technology platforms in China according to Frost & Sullivan.

We serve as an integrated cross-channel gateway that provides marketers with innovative and cost-effective ways to optimize their online marketing efforts throughout their marketing cycle and achieve their branding and performance-based marketing goals. Our integrated data-driven solutions help marketers identify, engage and activate potential customers, monitor and measure the results of marketing campaigns, and create content catering to potential customers across different content distribution channels through both PC and mobile devices.

Our solutions are enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies. We collect data from a wide variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. From our large volume of unstructured data, we construct context-rich user profiles, utilizing our proprietary audience profiling and segmentation technologies. These user profiles, which are updated and refined on a continuous basis, typically include information on a user’s attributes, such as his or her demographics, geographic location, device preference, spending history, personal interest and other online or offline behavioral pattern. In the 30 days leading up to September 30, 2017, we analyzed approximately 633.5 million active profiled users with 19 attributes on average for each such profile. Leveraging our sophisticated automation and deep learning technologies, we continually refine our big data analytics and update our user profiles to address the evolving needs of our clients, optimize the effectiveness of our solutions, and increase our operational efficiency while ensuring the stability of our data and platform as we scale up operations.

Our platform appeals to marketers by offering omni-channel reach to the Chinese audience. We provide our clients with one-stop access to a wide variety of cross-channel content distribution opportunities, including those from leading online publishers in China. We offer both mobile audience solutions and other solutions based on channels desired by our clients. Our mobile audience solutions are non-search engine marketing solutions designed to identify, engage and activate audience exclusively on mobile apps, and monitor and measure the results of online marketing activities on such channels. Our other solutions are primarily focused on identifying, engaging and activating audience on non-mobile app content distribution channels, such as PC banner displays, PC video advertisements and search engine marketing. In the 30 days leading up to September 30, 2017, we covered approximately 74,000 mobile apps and 2.6 million websites. We work closely with our content distribution partners to facilitate innovative and effective audience engagement. In 2016, our gross billing from mobile audience solutions and other solutions amounted to US$112.4 million and US$123.9 million, respectively. In the nine months ended September 30, 2017, our gross billing from mobile audience solutions and other solutions amounted to US$104.5 million and US$57.4 million, respectively.

We take a flexible approach to deliver our solutions in order to cater to the preferences, levels of internal resources and sophistication of our clients. Our clients may choose to access our solutions through (i) self-service, when they have the flexibility to utilize our solutions “a la carte” to complement their existing marketing resources, or through (ii) managed service, when our account management team provides in-depth services that suit the clients’ specified marketing objectives and budgets utilizing our solutions.

The success of our solutions is evidenced by our strong, diverse and loyal client base from a broad range of industry verticals, including banking and finance, entertainment and media, and E-commerce. Our clients include direct marketers and marketing agencies, and feature companies of different sizes, including more than 150 multinationals companies in 2016 and nine months ended September 30, 2017, respectively, as well as small and medium-sized enterprises, and from different geographic regions in and outside China. We derived over 70% of our gross billing from direct marketer clients in 2015 and 2016 and around 60% of our gross billing from direct marketer clients in the nine months ended September 30, 2017.

We generate revenues primarily from clients’ marketing spend through our platform as they utilize our solutions, and to a lesser extent from incentives granted by certain publisher. Our gross billing grew by 32.5% from US$178.2 million in 2015 to US$236.3 million in 2016. Our gross billings decreased by 10.0% from US$179.8 million in the nine months ended September 30, 2016 to US$161.9 million in the same period in 2017 due to a decrease in gross billing from other solutions as we terminated relationship with certain clients of other solutions in the nine months ended September 30, 2017 as part of our efforts to optimize the client base for other solutions to focus on profitability and liquidity. Our net revenues grew by 46.2% from US$65.2 million in 2015 to US$95.4 million in 2016 and by 22.1% from US$70.0 million in the nine months ended September 30, 2016 to US$85.5 million in the same period in 2017. Our net loss amounted to US$39.7 million, US$27.3 million and US$15.9 million in 2015, 2016 and the nine months ended September 30, 2017, respectively.

Our Industry

With an estimated growth of per capita disposable income of urban households at a compound annual growth rate, or CAGR, of 7.6% between 2016 and 2021, China represents one of the most important geographies for many marketers, and online marketing has become one of the most attractive options to those marketers in light of the increasing mobile and internet penetration in China, according to Frost & Sullivan. Total online marketing spend in China grew from RMB152.6 billion in 2012 to RMB343.4 billion in 2016, representing a CAGR, of 22.5%, and is expected to reach RMB767.1 billion in 2021, representing a CAGR of 17.4% from 2016 to 2021. In 2016, online marketing spend accounted for approximately 37.2% of total marketing spend in China, surging from 21.9% in 2012. This percentage is expected to continue to increase in the coming years, reaching approximately 52.3% in 2020, when online marketing surpasses offline marketing as the primary segment in China’s marketing industry.

Technologies enable marketers to optimize marketing resources and to create and deliver tailored marketing content to a wide range of audience effectively and efficiently, and provide instrumental data insights and feedbacks on audience engagement. The total size of China’s online marketing technology market, as measured by gross billing, was RMB129.1 billion in 2016, growing from RMB53.7 billion 2012, representing a CAGR of 24.5%, and is expected to further increase to RMB302.3 billion in 2021, representing a CAGR of 18.5% from 2016 to 2021. China’s online marketing technology market is expected to grow faster than the market in the United States. Compared to more mature online marketing technology markets, marketers in China typically have smaller marketing departments, thereby creating opportunities for independent online marketing technology companies like us to provide value added service.

Independent online marketing technology companies, which are online marketing technology companies that do not own, or are not part of any group which owns, any online publishing resources, generally have access to more diverse sources of data and wider range of content distribution opportunities and are perceived to have the ability to provide more neutral and unbiased value proposition to marketers. The total size of China’s independent online marketing technology market, as measured by gross billing, was RMB29.6 billion in 2016, growing from RMB8.4 billion in 2012, representing a CAGR of 37.2%, and is expected to reach RMB114.6 billion in 2021, representing a CAGR of 31.1% from 2016 to 2021.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

•	Leading independent online marketing technology platform in China with a highly scalable and flexible business model. We were the largest independent online marketing technology platform in China in terms of gross billing in 2016, according to Frost & Sullivan. Our gross billing reached US$236.3 million and US$161.9 million in 2016 and the nine months ended September 30, 2017, leading to net revenues of US$95.4 million and US$85.5 million during these periods. We are also one of the first independent online marketing technology platforms in China to apply a data-driven approach to address marketers’ needs.

•	Largest independent Chinese consumer data set with omni-channel, targeted audience reach. We had the largest Chinese consumer data set in terms of number of active profiled users in 2016 among independent online marketing technology companies in China, according to Frost & Sullivan. In the 30 days leading up to September 30, 2017, we analyzed data of approximately 633.5 million active profiled users. The average daily volume of the data we collected reached 0.9 terabytes in the 30 days leading up to September 30, 2017.

•	Highly sophisticated and automated platform powered by proprietary, cutting-edge technologies. Our automated online marketing platform is powered by cutting-edge and proprietary technologies. Our refined big data analytics enable us to offer more effective marketing solutions, and increase our operational efficiency while ensuring the stability of our data and platform. Our marketing platform is built on highly scalable and reliable cloud-based infrastructure. This allows us to harness large quantities of real-time data and ensures high speed performance at a larger scale to accommodate more clients and increased complexity of their online marketing campaigns.

•	Strong, diverse and loyal client base. We have a strong and diverse client base from a broad range of industry verticals, including banking and finance, entertainment and media, and E-commerce. Our clients included over 150 multinational companies in 2016 and the nine months ended September 30, 2017, respectively, making us the No.1 independent online marketing technology platform bridging the largest number of multinational companies to the Chinese market, according to Frost & Sullivan. Our diverse client base also includes small and medium-sized enterprises. We provide tailored and user-friendly solutions to cater to marketers and marketing agencies of different levels of sophistication and from different industry verticals.

•

Deep knowledge and familiarity with China’s online marketing industry. We provide marketers with one-stop access to a wide variety of cross-channel audience engagement opportunities in China. We are one of the first independent online marketing technology platforms in China to apply a data-driven approach to address marketers’ needs in China, and we have fostered in-depth knowledge of, and cooperation with leading online channels covering approximately 74,000 mobile apps and 2.6 million websites in the 30 days leading up to September 30, 2017, to help marketers, especially multinational marketers, navigate through the fragmented landscapes to identify and reach their potential customers.

•	Visionary leadership with proven track record of organic growth and acquisition execution. Our success is attributable to the deep industry experience and proven execution track record of our senior management team, with global perspectives and insightful knowledge in both technology and the online marketing industry. Our management team’s experience in multinational companies and roots in China enables us to expand our network and reach in the fragmented and complex Chinese online marketing market as well as develop in-depth understanding of the needs of multinational companies.

Our Strategies

We intend to enhance our competitive strengths and pursue the following strategies to expand our business:

•	Optimize and diversify our client base. We plan to continue to optimize and diversify our client base, including attracting clients to use our solutions through self-service and to use our mobile audience solutions, and clients from additional industry verticals and geographic markets, through developing and offering more tailored and user-friendly solutions and services and targeted sales and marketing efforts.

•	Increase marketing spend on our platform. We intend to offer new features and enhanced functionalities on our platform to provide more effective and comprehensive solutions, especially mobile audience solutions. In addition, we are working on new partnership initiatives, which would make third-party applications available to our clients through our platform directly, further enhancing customer experience and hence increasing the stickiness of our platform. We also intend to explore innovative audience engagement formats across multiple channels, in particular on mobile apps.

•	Continue to enlarge audience data set, strengthen data analytics capabilities and innovate technologies. We will continue to collaborate with marketers, publishers and other third-party partners to increase the dimensions and varieties of our data assets. We also plan to continue investing in data science technologies, including refreshing and upgrading data modeling and segmentation technologies to meet marketer demands in different market segments and industry verticals. In addition, we plan to upgrade our technical infrastructure to support our growing data set and data analytics capabilities as we continue to expand.

•	Extend data application across more aspects in online marketing and beyond. We intend to broaden our solution offerings across more aspects in online marketing, including content creation and customer relationship management. We also plan to explore the application of our data in areas beyond online marketing. For example, we are in preliminary discussions with insurance companies to collaborate on the development of data models to be used in credit scoring algorithms and risk pricing rules.

•	Explore strategic alliance and acquisition opportunities. We plan to continue to explore investment, acquisition and business collaboration opportunities and will consider opportunities that complement or enhance our existing operations and are strategically beneficial to our long-term goals.

Our Challenges

Our ability to execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

•	retain existing clients;

•	attract new clients and further diversify our client base, including more clients to use our solutions on a self-serve basis and marketers from new industries and geographic regions;

•	maintain the breadth and depth of our cooperation with content distribution channels, including publishers, ad exchanges, and ad networks, and attract new ones in order to increase the volume and breadth of content distribution opportunities available to us;

•	adapt our solutions and service offerings to meet evolving business needs, including to address market trends such as the migration of consumers from PCs to mobile devices;

•	maintain the proper functioning of our technology architecture as we scale up;

•	maintain and grow our data assets in order to help marketers identify, engage and convert their audience;

•	maintain a high level of customer satisfaction;

•	adapt to a changing regulatory landscape governing privacy matters;

•	acquire businesses, products and technologies and to integrate these acquisitions;

•	increase awareness of our brand among marketers on a global basis in a cost-effective manner; and

•	attract and retain employees.

In addition, we face risks and uncertainties related to our corporate structure and regulatory environment in China, including:

•	We will continue to rely on the contractual arrangements that establish the structure for certain of our operations in China;

•	We rely on contractual arrangements with our variable interest entity and its shareholders for certain of our business operations, which may not be as effective as direct ownership in providing operational control;

•	Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us; and

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these challenges and other risks and uncertainties that we face.

Corporate History and Corporate Structure

We commenced our online marketing business in 2009. In February 2010, we restructured our holding structure by incorporating Optimix Media Asia Limited in the Cayman Islands as the holding company of Optimix Media Asia Limited, or Optimix HK, to facilitate financing and offshore listing. In March 2017, we changed our name from Optimix Media Asia Limited to iClick Interactive Asia Group Limited.

In July 2015, we substantially expanded our online marketing business into mobile channels by acquiring all shares in OptAim Ltd., or OptAim, which operates in China through OptAim (Beijing) Information Technology Co., Ltd., or OptAim Beijing, its wholly owned subsidiary. OptAim Beijing has entered into a set of contractual arrangements with Beijing OptAim Network Technology Co., Ltd., or OptAim Network, OptAim Network’s nominee shareholders and Zhiyunzhong (Shanghai) Technology Co., Ltd., or Zhiyunzhong, the wholly owned Chinese subsidiary of OptAim Network.

The following diagram illustrates our organizational structure, including our subsidiaries, our variable interest entity, or VIE, and the VIE’s subsidiary as of the date of this prospectus.

(1)	We are establishing a subsidiary of OptAim (Beijing) Information Technology Co., Ltd., Anhui Zhiyunzhong Information Technology Co., Ltd., or Anhui Zhiyunzhong and we are in the process of applying for the business license of Anhui Zhiyunzhong. Anhui Zhijunzhong will primarily focus on providing mobile audience solutions to PRC clients.
(2)	The nominee shareholders of OptAim Network are Jie Jiao and Jian Tang, who hold 51% and 49% equity interests in OptAim Network, respectively. Jie Jiao is our chief financial officer, and Jian Tang is our co-founder, director, chief operating officer and chief technology officer.

Foreign ownership in advertising companies used to be subject to certain restrictions under the PRC laws and regulations. To comply with the then-effective PRC laws and regulations, OptAim Beijing entered into a set of contractual arrangements with OptAim Network and its shareholders. The contractual arrangements between OptAim Beijing, OptAim Network and the shareholders of OptAim Network allow us to:

•	exercise effective control over OptAim Network and Zhiyunzhong;

•	receive substantially all of the economic benefits of OptAim Network and Zhiyunzhong; and

•	have an exclusive option to purchase all or part of the equity interests and assets in OptAim Network.

As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of, OptAim Network and therefore treat OptAim Network and its subsidiary as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Our History and Corporate Structure.”

The laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. We are in the process of transferring the business operated by our VIE, OptAim Network, to our wholly owned subsidiaries. We expect that by the end of 2018, OptAim Beijing will replace OptAim Network as contracting party for all our mobile audience solution business that are operated by OptAim.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts. Under the Catalogue for the Guidance of Foreign Investment Industries, promulgated by the Ministry of Commerce and National Development and Reform Commission on March 10, 2015, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures. However, there are uncertainties under the PRC laws whether such activities may be deemed as “foreign-related survey”, which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. In light of these uncertainties and out of prudence, we, through our VIE, OptAim Network, applied for and were granted a foreign-related survey license on June 6, 2017. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on OptAim Beijing’s contractual arrangements with OptAim Network and its shareholders to conduct certain of our operations in China, including to transfer such operations to our VIE to the extent they are deemed foreign-related survey.

Corporate Information

We were formed as a Cayman Islands exempted limited liability company on February 3, 2010 under the name “Optimix Media Asia Limited.” On March 13, 2017, Optimix Media Asia Limited changed its name to iClick Interactive Asia Group Limited. Our principal executive office is at: 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R. Our telephone number at this address is (852) 3700 9000. Our registered office in the Cayman Islands is located at: Offshore Incorporations (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Our agent for service of process in the United States, Law Debenture Corporate Services, Inc., is located at: 4th Floor, 400 Madison Avenue, New York, New York 10017.

Investor should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is: www.i-click.com. The information contained on our website is not part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. For as long as we remain an emerging growth company, we intend to take advantage of the exemptions discussed in this paragraph.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision, and as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, in this prospectus:

•	“active profiled user” refers to a profiled user whom we are able to detect that he/she has online activities during a specific measurement period. A “profiled user” refers to a user whom we have collected sufficient information from his/her online activities to establish a descriptive understanding of the person;

•	“ADSs” refers to our American depositary shares, each of which represents Class A ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“direct marketer clients” refers to marketers that have direct contractual relationship with us;

•	“end marketers” refers to marketers that are represented by our marketing agency clients and have no direct contractual relationship with us;

•	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•	“independent online marketing technology platforms” refers to online marketing technology platforms which do not own any online publishing resources, and are not part of any group which owns any online publishing resources;

•	mobile apps or websites “covered” refers to the mobile apps or websites from which we are able to receive data to build user profiles;

•	“multinational companies” refer to companies that own or control production of goods or provision of services in one or more countries other than their home countries;

•	“online marketing technology platforms” refers to online marketing platforms which, through a combination of marketing strategies and technologies, assist marketers in optimizing their marketing resources;

•	“OTT” refers to over-the-top, a media distribution practice that allows a content provider to sell media directly to the customer over the internet.

•	“our clients” refers to entities which enter into marketing campaign contracts with us and incur marketing spend during the relevant period;

•	“our marketers” refers to both direct marketer clients and end marketers;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“we,” “us,” “our company” and “our” refer to iClick Interactive Asia Group Limited; and

•	“$”, “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This prospectus contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

Our reporting and functional currency is the U.S. dollar. The functional currency of our subsidiaries and VIE and VIE’s subsidiary in China is Renminbi. The functional currencies of our non-PRC subsidiaries are the respective currencies of the country in which they are domiciled, including Hong Kong dollar, Singapore dollars or New Taiwan dollars. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars in this prospectus were made at the rate of RMB6.6533 to U.S$1.00 and all translations of Hong Kong dollars into U.S. dollars in this prospectus were made at the rate of HK$7.8110 to US$1.00, each being the noon buying rates on September 29, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or Hong Kong dollars referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On November 17, 2017, the noon buying rate for Renminbi was RMB6.6245 to US$1.00, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

The Offering

The Offering	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full)

Ordinary shares outstanding immediately after this offering	ordinary shares, comprised of Class A ordinary shares and Class B ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs representing ordinary shares in full, comprised of Class A ordinary shares and Class B ordinary shares)

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional ADSs from us.

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.001 per share.

The depositary will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or certain charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public

offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds from this offering primarily for research and development and big data deep learning capabilities and capacities; the development and expansion of our suite of solutions and service offerings; sales and marketing activities to attract, in particular, more clients to use our solutions on a self-serve basis, and clients from additional industry verticals and geographic markets; and other general corporate purposes and for investment, acquisition and business collaboration opportunities that complement or enhance our existing operations and are strategically beneficial to our long-term goals.

See “Use of Proceeds” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

Listing	We intend to apply to have the ADSs listed on the NASDAQ Global Market under the symbol “ICLK.” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Lock-up	We, our directors and executive officers, and [all of our existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to offer, sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

Depositary	JPMorgan Chase Bank, N.A.

Summary Consolidated Financial and Other Data

The following summary consolidated financial data for the years ended December 31, 2015 and 2016, and as of December 31, 2015 and 2016, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the nine months ended September 30, 2016 and 2017 and as of September 30, 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Other Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

On July 24, 2015, we acquired OptAim from all its shareholders in consideration of shares and cash payment. Pursuant to the terms of the agreement, we issued 2,535,091 ordinary shares to certain selling shareholders and paid cash consideration for the other shareholder. Since the date of the acquisition, OptAim has been our wholly owned subsidiary and has been consolidated into our results of operations. See note 4(b) of our consolidated financial statements for the years ended December 31, 2015 and 2016 included elsewhere in this prospectus.

The following table presents our summary consolidated statement of comprehensive income for the years ended December 31, 2015 and 2016 and for the nine months ended September 30, 2016 and 2017.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(US$ in thousands, except for per share and share data)
Summary Consolidated Statements of Comprehensive Loss:
Net revenues	65,242	95,357	69,973	85,497
Cost of revenues	(34,531)	(61,048)	(44,847)	(65,688)

Gross profit	30,711	34,309	25,126	19,809

Operating expenses:
Research and development expenses	(8,106)	(8,584)	(6,480)	(4,578)
Sales and marketing expenses	(31,385)	(28,266)	(20,733)	(17,648)
General and administrative expenses	(12,745)	(26,767)	(7,165)	(6,927)

Total operating expenses	(52,236)	(63,617)	(34,378)	(29,153)

Operating loss	(21,525)	(29,308)	(9,252)	(9,344)
Interest expense	(107)	(713)	(489)	(421)
Other gains/(losses), net	791	(1,082)	(377)	1,436
Fair value (loss)/gain on derivative liabilities	(19,390)	3,995	1,497	(7,056)

Loss before income tax expense	(40,231)	(27,108)	(8,621)	(15,385)
Income tax benefit/(expenses)	555	(222)	240	(499)
Share of losses from an equity investee	(38)	—	—	—

Net loss	(39,714)	(27,330)	(8,381)	(15,884)

Accretion to convertible redeemable preferred shares redemption value	(2,692)	(773)	(575)	(605)
Accretion to redeemable ordinary shares redemption value	(1,982)	(1,556)	(1,151)	(1,279)
Deemed contribution from Series B-1 preferred shareholders	2,591	—	—	—

Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(41,797)	(29,659)	(10,107)	(17,768)

Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(129)	(139)	(225)	(69)

Comprehensive loss attributable to iClick Interactive Asia Group Limited	(39,843)	(27,469)	(8,606)	(15,953)

Net loss per share attributable to iClick Interactive Asia Group Limited
Basic	(3.58)	(2.26)	(0.77)	(1.30)
Diluted	(3.58)	(2.26)	(0.77)	(1.30)
Weighted average number of ordinary shares used in per share calculation
Basic	11,661,049	13,151,063	13,140,775	13,622,172
Diluted	11,661,049	13,151,063	13,140,775	13,622,172

The following table presents our summary consolidated balance sheet data as of December 31, 2015, 2016 and September 30, 2017.

	As of December 31,		As of September 30,
	2015	2016	2017
	(US$ in thousands)
Summary Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	10,395	27,280	21,873
Accounts receivable, net of allowance for doubtful receivables of US$1,733, US$1,693 and US$602 as of December 31, 2015, 2016 and September 30, 2017, respectively	28,423	30,694	29,742
Rebates receivable	3,642	2,250	1,055
Prepaid media cost	24,793	34,409	33,574
Non-current assets:
Intangible assets, net	19,095	14,804	11,635
Goodwill	48,496	48,496	48,496
Total assets	146,110	169,640	153,041

Liabilities, mezzanine equity and shareholders’ deficit:
Current liabilities	115,124	126,572	122,327
Non-current liabilities	3,705	2,997	3,703

Total liabilities	118,829	129,569	126,030

Total mezzanine equity	83,210	104,383	106,267
Total shareholders’ deficit	(55,929)	(64,312)	(79,256)

Total liabilities, mezzanine equity and shareholders’ deficit	146,110	169,640	153,041

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the table below.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% of gross billing1)	(US$ in thousands)	(% of gross billing1)	(US$ in thousands)	(% of gross billing1)	(US$ in thousands)	(% of gross billing1)
Operating Metrics:
Gross billing	178,239	100	236,253	100	179,812	100	161,854	100
Gross billing from mobile audience solutions	41,323	23.2	112,403	47.6	83,956	46.7	104,438	64.5
Gross billing from other solutions	136,916	76.8	123,850	52.4	95,856	53.3	57,416	35.5

Financial Metrics:
Net revenues	65,242	36.6	95,357	40.4	69,973	38.9	85,497	52.8
Net revenues from mobile audience solutions	11,908	28.8	57,761	51.4	42,018	50.0	67,252	64.4
Net revenues from other solutions	53,334	38.9	37,596	30.4	27,955	29.2	18,245	31.8
Adjusted EBITDA	(8,850)	(5.0)	(2,240)	(0.9)	(2,158)	(1.2)	(2,291)	(1.4)
Adjusted net loss	(11,583)	(6.5)	(8,999)	(3.8)	(6,715)	(3.7)	(7,423)	(4.6)

1	With respect to net revenues from mobile audience solutions and net revenues from other solutions, % of gross billing refers to the % of gross billing for mobile audience solutions or % of gross billing for other solutions, as the case may be.

Gross Billing

Gross billing is an important operating measure by which we evaluate and manage our business. We define gross billing as the aggregate dollar amount that our clients pay us, after deducting rebates paid and discounts given to clients.

We use gross billing to assess our business growth, market share and scale of operations, and our ability to generate gross billing is strongly correlated to our ability to generate net revenues. As we have defined gross billing for internal uses, it may not be comparable to similarly titled measures used by other companies in the industry which present the impact of media costs differently.

Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that we include in net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) income tax (benefit)/expense, (iv) share-based compensation, (v) fair value loss/(gain) on derivative liabilities, (vi) share of loss from an equity investee, (vii) compensation in relation to the acquisition of OptAim, and (viii) other (gains)/losses, net. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Adjusted EBITDA” for information regarding the limitations of using adjusted EBITDA as a financial measure and for a reconciliation of our net loss to adjusted EBITDA.

The table below sets forth a reconciliation of our net loss to adjusted EBITDA for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(US$ in thousands)
Net loss	(39,714)	(27,330)	(8,381)	(15,884)
Add / (less):
Depreciation and amortization	3,181	5,824	4,308	4,212
Interest expense	107	713	489	421
Income tax (benefit)/expense	(555)	222	(240)	499

EBITDA	(36,981)	(20,571)	(3,824)	(10,752)
Add:
Share-based compensation	6,494	21,244	2,786	2,841
Fair value loss/(gain) on derivative liabilities	19,390	(3,995)	(1,497)	7,056
Share of loss from an equity investee	38	—	—	—
Compensation in relation to the acquisition of OptAim	3,000	—	—	—
Other (gains)/losses, net	(791)	1,082	377	(1,436)

Adjusted EBITDA	(8,850)	(2,240)	(2,158)	(2,291)

Adjusted net loss represents net loss before (i) share-based compensation, (ii) fair value loss/(gain) on derivative liabilities, (iii) share of loss from an equity investee, (iv) compensation in relation to the acquisition of OptAim, and (v) other (gains)/losses, net. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Adjusted Net Loss” for information regarding the limitations of using adjusted net loss as a financial measure and for a reconciliation of our net loss to adjusted net loss.

The table below sets forth a reconciliation of our net loss to adjusted net loss for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(US$ in thousands)
Net loss	(39,714)	(27,330)	(8,381)	(15,884)
Add:
Share-based compensation	6,494	21,244	2,786	2,841
Fair value loss/(gain) on derivative liabilities	19,390	(3,995)	(1,497)	7,056
Share of loss from an equity investee	38	—	—	—
Compensation in relation to the acquisition of OptAim	3,000	—	—	—
Other (gains)/losses, net	(791)	1,082	377	(1,436)

Adjusted net loss	(11,583)	(8,999)	(6,715)	(7,423)

RISK FACTORS

Risks Related to Our Business and Industry

We have experienced fluctuation in growth in recent periods, and our historical growth rates may not be indicative of our future growth.

We have experienced fluctuation in growth in recent periods. We may not be able to sustain our historical growth rates, or at all. You should not consider our historical growth in gross billing and net revenues as indicative of our future performance. For example, while our gross billing and net revenues increased in 2016 compared to 2015, our gross billing decreased in the nine months ended September 30, 2017 compared to the same period in 2016 due to a decrease in gross billing from other solutions as we optimized our client base for other solutions to focus on profitability and liquidity. In future periods, our gross billing and net revenues could further decline or grow more slowly than we expect and the client base optimization may not achieve the benefits as we expected. We believe our business, prospects and results of operations depend on a number of factors, some of which are described in more details in this section, including our ability to:

•	retain existing clients while continuing to optimize our client base;

•	successfully execute our mobile strategy in the increasingly competitive mobile online marketing segment;

•	attract new clients and further diversify our client base, including more clients to use our solutions on a self-serve basis and marketers from new industries and geographic regions;

•	maintain the breadth and depth of our cooperation with content distribution channels, including publishers, ad exchanges, and ad networks, and attract new ones in order to increase the volume and breadth of content distribution opportunities available to us;

•	adapt our solutions and service offerings to meet evolving business needs, including to address market trends such as the migration of consumers from PCs to mobile devices;

•	maintain the proper functioning of our technology architecture as our business continues to grow;

•	maintain and grow our data assets in order to help marketers identify, engage and convert their audience;

•	maintain a high level of customer satisfaction;

•	adapt to a changing regulatory landscape governing privacy matters;

•	acquire businesses, products and technologies and to integrate these acquisitions;

•	increase awareness of our brand among marketers on a global basis in a cost-effective manner; and

•	attract and retain employees.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

We may not be successful in implementing our mobile strategies, which could materially and adversely affect our results of operations.

Our recent growth was in part driven by our expansion since 2014 into mobile channels to identify, engage and convert mobile audience. Our limited operating history in mobile channels may make it difficult to evaluate our current business and future prospects, which will be adversely affected if we fail to successfully maintain and enhance our mobile capabilities. To deliver, maintain and enhance our mobile capabilities, it is important that we further integrate with a wider range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing solutions that operate effectively with these technologies, systems, networks or standards. Any of these could have a material adverse effect on our business, prospects and results of operations.

While marketing via non-mobile online channels has been established for several years, marketing via mobile channels, in particular via mobile apps, is a relatively new phenomenon. We have experienced and expect to continue to face more significant competition for our mobile audience solutions. In addition, in light of the rising demand for marketing via mobile apps, mobile app publishers, especially popular mobile app publishers tend to command stronger bargaining power compared to their non-mobile app publisher counterparts. All of these have resulted in a downward pricing pressure on, and increased media costs for, our mobile audience solutions. While net revenues from our mobile audience solutions increased significantly, which amounted to US$11.9 million, US$57.8 million and US$67.3 million in 2015, 2016 and the nine months ended September 30, 2017, respectively, gross margins for our mobile audience solutions remained relatively low and decreased during these periods, which contributed to the decrease in our overall gross profit margin from 47.1% in 2015 to 36.0% in 2016 and further to 23.2% in the nine months ended September 30, 2017. As we continue to prioritize the execution of our mobile strategy and face increasing competition and pricing pressure for our mobile audience solutions, our profit margin could be materially and adversely affected.

We have incurred net losses in the past and may not achieve profitability in the future.

We generated net losses of US$39.7 million in 2015, US$27.3 million in 2016, US$8.4 million in the nine months ended September 30, 2016 and US$15.9 million in the nine months ended September 30, 2017. As of September 30, 2017, we had an accumulated deficit of US$140.3 million. We will need to generate increased revenue levels in future periods to become profitable, and, even if we do, we may not be able to improve our profitability as we intend to continue to expend significant funds to grow our marketing and sales operations, develop and enhance our data analytic capabilities, scale our data center infrastructure and services capabilities and expand into new market segments. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our ADSs may significantly decrease.

Our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results may be affected by the relative percentage of gross billing recognized as net revenues under the gross and net models.

We derive revenue from three sources and report them on either the net or gross basis. (i) Revenue from incentives earned from the website publisher for which we act as sales agent for its content distribution opportunities, or the sales agency arrangement; and (ii) revenue from performing cost-plus marketing campaigns are reported on the net basis; and (iii) revenue from performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis) is reported on the gross basis. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Net Revenues” for more details. The gross profit margins for our sales agency arrangement and cost-plus marketing campaigns are higher than that for our specified action marketing campaigns as cost of revenues for our sales agency arrangement and cost-plus marketing campaigns does not include media cost. Consequently, an increase in the percentage of gross billing recognized as net revenues from performing specified actions marketing campaigns will have a positive impact on our net revenues and a negative impact on gross profit margin. On the other hand, an increase in the percentage of gross billing recognized as net revenues from our sales agency arrangement and from performing cost-plus marketing campaigns will have a negative impact on our net revenues and a positive impact on gross profit margin. As the relative percentage of gross billing from incentives earned from the website publisher under our sales agency arrangement and from performing cost-plus marketing campaigns, on the one hand, and from performing specified actions marketing campaigns on the other hand, changes from time to time, the relative percentage of gross billing recognized as net revenues on the gross basis and net basis also fluctuates, which would consequently impact our net revenues and gross profit margin. Our mobile audience solutions on one hand, and other solutions, on the other hand, each represent a mixture of revenue recognized on gross basis and on net basis and the proportion of each fluctuates from period to period. Therefore our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results in one period to another may be affected by the relative percentage of gross billing recognized as net revenues on the gross basis and net basis. The relative percentage of gross billing recognized as net revenues on the gross basis and net basis is in turn, affected by a variety of factors, in particular, the terms of the arrangements with our clients, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which depends on clients’ needs and goals.

Failure to retain existing clients or attract new ones could adversely impact our business and results of operations.

We do not have long-term marketing campaign contracts with clients, and a majority of our marketing campaign contracts are for a term of one year or shorter. Our clients, referring to entities which enter into marketing campaign contracts with us and incur marketing spend during the relevant period and which include direct marketer and marketing agencies, are not obligated to use our platform on an exclusive basis and they generally use multiple providers to manage their marketing spend. Accordingly, we must convince our clients to use our platform, increase their usage and spend a larger share of their online marketing budgets with us, and do so on an on-going basis.

Our ability to achieve renewals or marketing campaign contracts and new sales depends on many factors, some of which are out of our control, including:

•	customer satisfaction with our solutions, including any new solutions that we may develop,

•	the competitiveness of our pricing and payment terms for our clients, which may, in turn, be constrained by our capital and financial resources,

•	customer satisfaction with our account managing services,

•	our ability to tailor our solution offerings and delivery and pricing models in accordance with the evolving needs of our clients and end marketers,

•	our ability to expand our data base and solutions to serve marketers in a wider range of industries and geographic regions,

•	mergers, acquisitions or other consolidation among marketers and marketing agencies, and

•	the effects of global economic conditions on spending levels of marketers generally.

Therefore, we cannot assure you that clients that have generated marketing spend on our platform in the past will continue to spend at similar levels or that they will continue to use our platform at all. We may not be able to replace clients which decrease or cease their usage of our platform with new clients that spend similarly on our platform. We have relied on a limited number of clients to generate a significant portion of our revenues. For example, in 2016, we had two clients that each contributed to more than 10% of our net revenues, including a marketer in the entertainment industry which contributed to 18% of our net revenues and a marketer in the e-commerce industry which contributed to 11% of our net revenues. In the nine months ended September 30, 2017, we had one client that contributed to more than 10% of our net revenues, which was a marketer in the entertainment industry and contributed to 11% of our net revenues.

In addition, we started a comprehensive review of the client base for other solutions in 2016 to focus on profitability and liquidity. For example, we terminated relationship with certain clients for our other solutions as they had relatively long account receivable cycles and yielded relatively low operating profit margins. Some of these clients were large marketers and had individually accounted for more than 5% of our annual gross billing historically. As a result, gross billing from our other solutions decreased by 9.5% from US$136.9 million in 2015 to US$123.9 million in 2016 and by 40.1% from US$95.9 million in the nine months ended September 30, 2016 to US$57.4 million in the same period in 2017. In addition, the total number of our clients decreased by 10.1% from 2,644 in 2015 to 2,376 in 2016 notwithstanding our full year consolidation of OptAim’s results of operations in 2016 compared to our consolidation of OptAim’s results of operations only for the period from July 24 to December 31 in 2015, and by 26.6% from 2,079 in the nine months ended September 30, 2016 to 1,528 in the same period in 2017.

If our existing clients do not continue to use or increase their use of our platform, or if we are unable to attract sufficient marketing spend on our platform from new clients, our business and results of operations could be materially and adversely affected.

Loss of any marketing agency client may materially and adversely affect our business and results of operations.

We engage third-party marketing agencies to help source and serve some of our marketers. In 2016, we had over 2,000 clients, including over 1,800 direct marketer clients and over 500 marketing agency clients, which represented over 1,100 end marketers and a significant portion of our gross billing and net revenues. In the nine months ended September 30, 2017, we had over 1,500 clients, including over 1,100 direct marketer clients and over 400 agency clients, which represented over 1,200 end marketers and a significant portion of our gross billing and net revenues. We do not have exclusive business arrangement with these marketing agencies. If we lose any marketing agency, we risk losing business from end marketers represented by that agency. In addition, some marketing agencies have their own business arrangements with content distribution channels and can directly connect marketers with such channels. Our business may suffer to the extent that marketing agencies and content distribution channels purchase and sell content distribution opportunities directly from one another or through intermediaries other than us. Loss of marketing agencies as our clients could materially and adversely affect our business and results of operations.

Furthermore, our contractual arrangements with marketing agency clients do not provide us with control or oversight over their day-to-day business activities. If any of our marketing agency clients engage in activities that violate laws and regulations, our reputation could be harmed and our business and results of operations could be materially and adversely affected.

Loss of any content distribution channel and changes in the contract terms with any content distribution channel may materially and adversely affect our business and results of operations.

Our consistent access to attractive content distribution opportunities is crucial to our business. Our content distribution channels are concentrated and primarily include online and mobile publishers, major search engines and ad exchanges, including those owned or operated by Tencent, Baidu, Google and Alibaba. Media costs for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 84.0%, 81.6% and 88.6% of our media costs in 2015, 2016 and the nine months ended September 30, 2017, respectively. Media costs for content distribution opportunities on our largest channel partner in each of 2015, 2016 and the nine months ended September 30, 2017 accounted for 55.0%, 42.2% and 61.1% of our media costs, respectively, during the relevant periods, and media costs for content distribution opportunities on our second largest channel partner in each of 2015, 2016 and the nine months ended September 30, 2017 accounted for 22.6%, 36.1% and 25.7% of our media costs, respectively, during the relevant periods. We currently do not own or control any content distribution channels in China. In addition, our contracts with content distribution channels are generally for a period of one year and do not impose long-term obligations requiring them to make their content distribution opportunities available to us on reasonable terms or at all. The loss of access to content distribution opportunities from one of those companies would negatively impact our ability to help marketers reach their audience.

Our ability to source content distribution opportunities from content distribution channels depends in part on our ability to continuously generate sufficient marketing spend from our clients on these channels. Under some of our contracts, content distribution channels may terminate the contracts during their terms if we do not meet the minimum marketing spend requirements in the contracts.

In addition, we may not be able to negotiate favorable or acceptable terms once the contracts expire. For example, the written contract with the content distribution channel under our sales agency arrangement expired on December 31, 2016 and as of the date of this prospectus, we have not yet executed and are negotiating a new written contract with this content distribution channel. The new contract may require us to pay a significant deposit, which will be forfeited in whole or in part depending on the extent to which we meet the annual minimum marketing spend threshold set out in the contract. Based on our historical marketing spend level on this distribution channel, we expect we will not meet the proposed minimum marketing spend threshold and therefore we expect some of our deposit with this content distribution channel will be forfeited if we enter into this new contract, which will have a material adverse impact on our financial conditions and results of operations. In addition, the new contract may impose quarterly minimum marketing spend threshold and if we fail to meet such threshold for some consecutive quarters, the content distribution channel may terminate the contract. Net revenues from this content distribution channel under our sales agency arrangement were US$7.1 million and US$7.9 million in 2015 and 2016, and US$6.6 million and US$6.0 million for the nine months ended September 30, 2016 and 2017, representing 10.9%, 8.3%, 9.4% and 7.0% of our total net revenues for the respective periods. As the contract is still being negotiated, there is no assurance that we will be able to execute the contract with terms favorable or acceptable to us or at all, which will have a material adverse impact on our financial conditions and results of operations.

Furthermore, our contracts with content distribution channels generally provide for certain rebates or incentives, generally calculated as a percentage of marketing spend, that we are entitled to should the market spending during the terms exceed the specified thresholds. Under some of our contracts, content distribution channels offer staggered levels of rebates or incentives to us depending on the amount of marketing spend we achieve during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Net Revenues,” “— Critical Accounting Policies — Revenue recognition — Sales Agent” and “— Critical Accounting Policies — Rebates” for a description of the accounting treatment of rebates or incentives that we receive from content distribution channels. If we are unable to meet the anticipated level of marketing spend with any content distribution partner, we may experience a material adverse impact on our financial conditions and results of operations and it may affect our overall relationship with the content distribution partner. If these or any other content distribution channel were to change their rebate or incentive programs or to cease doing business with us for any reason, our financial results would be materially adversely affected.

Our platform is connected with some of our content distribution channels’ platforms through application programming interfaces, or API, such as the Baidu API and Google API. We are subject to standard API terms of use of such content distribution channels, which govern the use and distribution of data from them. Our business significantly depends on access to these APIs, particularly the Baidu API and Google API on commercially reasonable terms. Our business would be harmed if any of these content distribution channels discontinue, limit or place any additional restrictions on our access to their platforms, modify their terms of use or other policies, or charge API license fees for API access. In particular, content distribution channels update their API terms of use from time to time and new versions of these terms could impose additional restrictions on us and require us to modify our software to accommodate these changes. Any of these outcomes could cause demand for our solutions to decrease, our research and development costs to increase, and as a result, our business and results of operations could suffer.

The independent online marketing technology market is highly fragmented and intensely competitive. In addition, independent online marketing technology platforms face competitive pressure from well-established internet companies, marketing agencies and traditional media.

China’s independent online marketing technology market is highly competitive, fragmented and rapidly changing. With the introduction of new technologies and the influx of new entrants, we expect competition to continue and intensify, which could harm our ability to increase revenue and attain or sustain profitability. We believe the principal competitive factors in this industry include:

•	ability to deliver return on marketing expenditure at scale;

•	customer trust;

•	geographic reach;

•	breadth and depth of cooperation with publishers, ad exchanges, ad networks and other participants in the online marketing ecosystem;

•	comprehensiveness of solutions and service offerings;

•	pricing structure and competitiveness;

•	cross-channel capabilities;

•	accessibility and user-friendliness of solutions; and

•	brand awareness.

In addition, independent online marketing technology platforms face competitive pressure from large and well-established internet companies, such as Alibaba, Baidu, Tencent and Google, which have established stronger and broader presence across the online marketing ecosystem and have significantly more financial, technical, marketing and other resources, more extensive client base, and longer operating histories and greater brand recognition than we do. These companies have access to user information by virtue of their popular consumer-oriented websites and mobile apps, and have the technology designed for use in conjunction with the types of user information collected from their websites and mobile apps. These companies may also leverage their positions to make changes to their systems, platforms, exchanges, networks or other products or services that could be harmful to our business and results of operations. While we believe that we do not directly compete with these large and well-established internet companies as we promote their content distribution opportunities or purchase their content distribution opportunities in the ordinary course of our business in connection with our execution of marketing campaigns, and these companies generally do not provide integrated online marketing solutions the way we do, they are major players in the online marketing technology industry as they provide online marketing technology and offer services and offer solutions that help marketers achieve one or more aspects of their marketing goals in one or more phases of their online marketing cycle. In addition, these large and well-established companies control content distribution channels and would directly compete with us should we vertically expand our business to own or operate content distribution channels in the future. Further, some of these companies are, or may also become, our content distribution channels and may enter into other types of strategic arrangements with us. For example, we generally enter into annual framework agreements with content distribution channel partners, including Baidu and Tencent, to purchase or promote their content distribution opportunities. See “Business — Our Content Distribution Channels”. Competitive pressure may incentivize them to cease their partnership with us. See “— Loss of any content distribution channel may materially and adversely affect our business and results of operations.” Online marketing technology platforms also face competition from marketing agencies, who may have their own relationships with content distribution channels and can directly connect marketers with such channels. Furthermore, online marketing technology platforms continue to compete with traditional media including direct marketing, television, radio, cable and print advertising companies.

New technologies and methods of online marketing present an evolving competitive challenge, as market participants upgrade or expand their service offerings to capture more marketing spend from marketers. In addition to existing competitors and their existing service offerings, we expect to face competition from new entrants to the online marketing technology industry and new service offerings from existing competitors. If existing or new companies develop, market or resell competitive high-value marketing technology solutions, acquire one of our competitors or strategic partners, form a strategic alliance or enter into exclusivity arrangement with one of our competitors or strategic partners, our ability to compete effectively could be significantly compromised and our business, results of operations and prospects could be materially and adversely affected.

If online marketing technology solutions do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected.

The market for online marketing technology solutions such as ours is evolving in China and these solutions may not achieve or sustain high levels of demand and market acceptance as we expect. While marketing via search engines or display channels has been established for several years, marketing via new digital channels such as mobile and social media is not as well established. The future growth of our business could be constrained by both the level of acceptance and expansion of emerging online marketing channels, as well as the continued use and growth of existing channels. Even if these channels become widely adopted, marketers and agencies may not be familiar with and make significant investments in, solutions such as ours that help them manage their online marketing across channels and devices. In addition, some of our solutions are delivered as software-as-a-service, or SaaS, offerings, which are less mature or common in China, and the pace of transition to SaaS business may be slower among marketers with heightened data security concerns or general demand for highly customizable application software. The acceptance of our solutions delivered as SaaS offerings will depend to a substantial extent on the education of our clients on the SaaS offerings and the widespread adoption of SaaS solutions in general, and we cannot be certain that the trend of adoption of such solutions will continue in the future. Therefore, it is difficult to predict the demand for our platform or the future growth rate and size of the market for online marketing technology solutions.

Expansion of the market for online marketing technology solutions depends on a number of factors, including the growth of new digital channels such as mobile and social media and the cost, as well as the performance and perceived value associated with online marketing technology solutions. If online marketing technology solutions do not achieve widespread acceptance, or there is a reduction in demand for online marketing caused by weakening economic conditions, decreases in corporate spending, technological challenges, data security or privacy concerns, governmental regulation, competing technologies and solutions or otherwise, our business, growth prospects and results of operations will be materially and adversely affected.

If our algorithms and data engines for assessing and predicting potential audience interaction with marketing content are flawed or ineffective, or if our platform fails to otherwise function properly, our reputation and market share would be materially and adversely affected.

Our ability to attract marketers to, and build trust in, our platform is significantly dependent on our ability to effectively assess and predict audience interest in, and therefore interaction with, relevant marketing content. We utilize our proprietary algorithms and data engines to track, process and analyze internet user data, forecast probability and nature of internet users’ potential engagement with a given marketing message, create and tailor the marketing message to specific user interest, and execute marketing campaigns based on parameters specified by our clients. Our proprietary algorithms and data engines take into account multiple kinds and sources of data, including data on users’ interest, intent, E-commerce and offline purchase behavior, social data, demographic data and campaign performance data, which we track using our proprietary tracking tools, from our marketers, publishers and ad exchanges in connection with marketing campaigns, and from collaboration with selected third-party data partners. The data we collect may not be relevant to all industries, and for certain industries, we may not have sufficient user data to ensure that our algorithms and data engines would work effectively. Furthermore, we generally do not verify the data we gather, which may be subject to fraud or are otherwise inaccurate. Even if such data are accurate, they may become irrelevant or outdated and thus may not reflect a user’s genuine interest or accurately predict his or her interaction with a given marketing message. For example, following the date we obtain the relevant data, a user’s interest and behavior pattern may change or he or she may have already completed a transaction and is no longer interested in the marketing message.

In addition, we expect to experience significant growth in the amount of data we process as we continue to develop new solutions and features to meet evolving and growing marketer demands. As the amount of data and variables we process increases, the calculations that our algorithms and data engines must process become increasingly complex and the likelihood of any defect or error increases. To the extent our proprietary algorithms and data engines fail to accurately assess or predict a user’s interest in and interaction with, the relevant marketing content, or experience significant errors or defects, marketers may not achieve their marketing goals in a cost-effective manner or at all, which could make our platform less attractive to them, result in damages to our reputation and a decline of our market share and adversely affect our business and results of operations.

Our ability to collect and use data from various sources could be restricted.

The optimal performance of our algorithms and data engines depends on the data that we collect from multiple sources, which we use to build user profiles, develop and refine our algorithms and data engines. Our ability to collect and use these types of data is limited by a number of factors, some of which are described in further details elsewhere in this section, including:

•	consumer choices, including the blocking or deletion of cookies or modifications to privacy settings;

•	decisions by marketers, content distribution channels, or selected third party that we have data collaboration arrangement with, to restrict our ability to collect data from them, to refuse to implement mechanisms that we request to ensure compliance with our legal obligations;

•	changes in browser or device functionality and settings, and other new technologies, which could make it easier for users to prevent the placement of cookies or other tracking technologies;

•	new developments in law, regulations and industry standards on privacy and data protection regimes, including increased visibility of consent mechanisms as a result of these legal, regulatory or industry developments;

•	the failure of our network or software systems, or the network or software systems of marketers;

•	our inability to grow client base in new industries and geographic markets in order to obtain the critical mass of data necessary for our algorithms and data engines to perform optimally in these new industries and geographies;

•	our relationship with our data partners or certain key data sources, including major internet companies in China, which may stop providing or be unable to provide us data on terms acceptable to us; and

•	interruptions, failures or defects in our data collection, mining, analysis and storage systems.

Any of the above described limitations on our ability to successfully collect and use data could materially impair the optimal performance of our algorithms and data engines as well as the efficiency of our solutions, which could make our platform less attractive to marketers and result in damages to our reputation, a decline of our market share and adversely affect our business and results of operations.

Blocking or deletion of cookies or other modifications to privacy settings on PCs and mobile devices could impair our data collection and effectiveness of our solutions.

Cookies that we place are generally regarded as “third party cookies” because we place them through internet browsers on an internet user when an internet user visit our website or a website owned by our marketers or other party that has given us permission to place cookies. Our cookies generally record non-personally identifiable information, including when a user views or clicks on a marketing message, where a user is located, how many marketing messages a user has seen, and browser or device information. We use data from cookies to help build user profiles that assess audience interest and predict audience potential interaction with a given marketing message. Cookies may easily be deleted or blocked by internet users. Commonly used internet browsers (Chrome, Firefox, Internet Explorer, and Safari) allow internet users to modify their browser settings to prevent cookies from being accepted by their browsers. Most browsers also now support temporary privacy modes that allow the user to suspend, with a single click, the placement of new cookies or reading or updates of existing cookies. Internet users can also delete cookies from their computers at any time. Some internet users also download free or paid “ad blocking” software that prevents certain cookies from being stored on a user’s computer. Further, certain web browsers, such as Safari, currently block or are planning to block some or all third-party cookies by default, as do Apple’s iPad and iPhones devices. Mobile devices based upon the Android operating system use cookies only in their web browser applications, so that cookies do not track Android users while they are using other applications on the device. If web browsers block, or internet users reject or delete, cookies, fewer of our cookies or our marketers’ cookies may be set in browsers or accessible in mobile devices, which could adversely affect our data collection and hence the optimal performance of our algorithms and data engines and effectiveness of our solutions.

Aside from blocking or deleting of cookies, other modifications to privacy settings on the PCs and mobile devices could limit or restrict our ability to collect and analyze data. For example, certain search engines, such as Google, provide an encrypted search function. Although we may still be able to see the amount of traffic brought to marketers’ website through the search engine, we will not be able to see the keywords that generate the traffic as the keywords are encrypted. This makes it more difficult for us to evaluate the effectiveness of keywords, and hence the effectiveness of our solutions may be compromised, which would result in client departure and reputation damages, and materially and adversely affect our business and results of operations.

Regulatory, legislative or self-regulatory developments for online businesses, including privacy and data protection regimes, are expansive, not clearly defined and rapidly evolving. These laws and regulations could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our technology platform or business model.

Governments around the world, including the PRC and Hong Kong governments, have enacted or are considering legislation related to online businesses. There may be an increase in legislation and regulation related to online marketing, the use of geo-location data to inform marketing, the collection and use of anonymous internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. Some of our competitors may have more access to lobbyists or governmental officials and may use that access to effect statutory or regulatory changes in a manner to commercially harm us while favoring their solutions. These laws and regulations could adversely affect the demand for or effectiveness and value of our solutions, force us to incur substantial costs or require us to change our business practices in a manner that could adversely affect our business and results of operations or compromise our ability to effectively pursue our growth strategies.

We primarily target Chinese language internet users in China for our marketers from all over the world. As a result, we may be directly or indirectly subject to the laws and regulations on online marketing, including data and privacy laws, of multiple jurisdictions. In recent years, the PRC government has enacted legislation on internet use to protect personal information from any unauthorized disclosure. For example, the Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the Chinese Ministry of Industry and Information Technology, or MIIT, stipulate that internet information service providers must not, without a user’s consent, collect the user’s personal information that can reveal the identity of the user whether by itself or when used in combination with other information, and must not provide any such information to third parties without prior consent from the user. In addition, internet information service providers shall inform their users about their service scope and shall not use users’ information beyond such scope or collect any other information that is irrelevant to the services they provide. In Hong Kong, the Hong Kong Personal Data Ordinance prohibits an internet company collecting information about its users, analyzing the information for a profile of the user’s interests or selling or transmitting the profiles to third parties for direct marketing purposes unless it has obtained the user’s consent. The European Union has adopted the EU e-Privacy Directive and is considering reforms to its existing data protection legal framework. In addition, the EU Directive 2009/136/EC, commonly referred to as the “Cookie Directive,” directs EU member states to ensure that accessing information on an internet user’s computer, such as through a cookie, is allowed only if the internet user has given his or her consent. The U.S. government has announced that it is reviewing the need for greater regulation of the collection of consumer information, including regulation aimed at restricting some targeted advertising practices.

We strive to comply with all applicable laws and regulations relating to privacy and data collection, processing, use, and disclosure. These laws and regulations are continually evolving, are not always clear, and are not always consistent across the jurisdictions in which we do business, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. We may be subject to litigation or enforcement action or reduced demand for our solutions if we or our marketers fail to abide by applicable privacy laws or to provide adequate notice and/or obtain consent from end users. In addition, some of our content distribution channels require us to indemnify and hold them harmless from the costs or consequences of litigation resulting from using their networks. Any proceeding or perception of concerns relating to our collection, use, disclosure, and retention of data, including our security measures applicable to the data we collect, whether or not valid, could harm our reputation, force us to spend significant amounts on defense of these proceedings, distract our management, increase our costs of doing business and inhibit the use of our solutions, which could materially and adversely affect our business, results of operations and prospects.

We are subject to, and may expend significant resources in defending against, government actions and civil claims in connection with false, fraudulent, misleading or otherwise illegal marketing content for which we provide design, production or agency services.

Under PRC Advertising Law, where an advertising operator provides advertising design, production or agency services with respect to an advertisement when it knows or should have known that the advertisement is false, fraudulent, misleading or otherwise illegal, the competent PRC authority may confiscate the advertising operator’s advertising revenue from such services, impose penalties, order it to cease dissemination of such false, fraudulent, misleading or otherwise illegal advertisement or correct such advertisement, or suspend or revoke its business licenses under certain serious circumstances.

Under the PRC Advertising Law, “advertising operators” include any natural person, legal person or other organization that provides advertising design, production or agency services to advertisers for their advertising activities. Since our solutions involve provision of agency services to marketers, including helping them identify, engage and convert audience, and create content catering to their potential clients across different content distribution channels, we are deemed as an “advertising operator” under the PRC Advertising Law. Therefore, we are required to examine advertising content for which we provide agency services for compliance with applicable laws, notwithstanding the fact that the advertising content may have been previously published, and that the advertisers also bear liabilities for the content in their advertisements. In addition, for advertising content related to certain types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are expected to confirm that the advertisers have obtained requisite government approvals, including operating qualifications, proof of quality inspection for the advertised products, government pre-approval of the content of the advertisements and filings with the local authorities. Although we have established internal policies to review and vet advertising content before it is placed on a content distribution channel to ensure compliance with applicable laws, we cannot ensure that each advertisement for which we provide agency services complies with all PRC laws and regulations relevant to advertising activities, that supporting documentation provided by our clients is authentic or complete, or that we are able to identify and rectify all non-compliances in a timely manner.

Moreover, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information for which we provide design, production or agency services. For example, we generally represent and warrant in our contracts with content distribution channels as to the truthfulness of the advertising content that we place on these channels, and agree to indemnify the content distribution channels for any losses resulting from false, fraudulent, misleading or otherwise illegal advertising content that we place on these content distribution channels. On the other hand, not all our marketing campaign contracts contain a back-to-back representation and warranty as to the truthfulness of the advertising content or an indemnity provision where the clients undertake to hold us harmless in case we incur losses arising out of any false, fraudulent, misleading or otherwise illegal advertising content. In the event we are subject to government actions or civil claims in connection with false, fraudulent, misleading or otherwise illegal marketing content for which we provide agency services, our reputation, business and results of operations may be materially and adversely affected.

If we are not able to grow efficiently to meet our clients’ increasing needs, our operating results could be harmed.

As usage of our solutions grows, we will need to devote additional resources to improving our system infrastructure. In addition, we will need to appropriately scale our internal business systems and our services organization, including account servicing staff, to serve marketers’ growing demands. We cannot assure you these improvements and expansions to our infrastructure and staff will be fully or effectively implemented on a timely basis, if at all. Even if we are able to upgrade our systems and expand our staff, such expansion may be expensive and complex and require our management’s time and attention. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure and expand our staff. Any of these could impair the performance of our platform, reduce customer satisfaction and lead to client departure, which could harm our reputation and adversely affect our business and results of operations.

If we fail to offer high-quality account services, our business and reputation may suffer.

Our success in marketing and sale of our solutions and retention and expansion of client base depends on our ability to maintain a consistently high level of customer services, client education and technical support, which requires that our account servicing personnel have specific marketing domain knowledge and expertise. If we are unable to hire and train a sufficient number of support staff to provide effective and timely support to our clients, our clients’ appreciation of, or satisfaction with, our solutions may be adversely affected, resulting in reduced client spending or departure and adversely affect our reputation and materially and adversely affect our business and results of operations.

If we fail to innovate, adapt and respond timely and effectively to rapidly changing technologies and new trends in online marketing, our solutions may become less competitive or obsolete.

Our future success will depend on our ability to continuously innovate, enhance and broaden our solutions to meet evolving marketing needs, and address technological advancements and new trends in online marketing, in particular the growing popularity of online marketing via mobile channel. We may not be able to timely identify and respond to these new trends. The design of mobile devices and operating systems is controlled by third parties with which we do not have any formal relationship. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also restrict our ability to access specific content on mobile devices. If we fail to innovate or adapt our technologies and solutions so that they are compatible with these devices or operating systems, which in turn require that we maintain adequate research and development personnel and resources, our solutions may become less competitive or obsolete. In addition, any new solution that we develop may not receive wide acceptance as we anticipated. Any of these events could materially and adversely affect our business, results of operations and prospects.

If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected.

We rely on a combination of trademark and trade secret laws, and contractual restrictions, including through confidentiality, non-disclosure and assignment of invention assignment agreements with our key employees, consultants and third parties with whom we do business, to establish, maintain and protect our proprietary information and other intellectual property. Policing any misappropriation, unauthorized use or reverse engineering our proprietary information and other intellectual property is difficult and costly and the steps we have taken may be inadequate. For example, contractual restrictions may be breached, and we may not succeed in enforcing our rights or have adequate remedies for any breach of laws or contractual restrictions. In addition, we may not be able to enter into agreements or arrangements with everyone who has access to our proprietary information or contributes to the development of our intellectual property. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors, and in these situations we may have no or limited rights to stop others’ use of our information. Furthermore, to the extent that our employees, consultants or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights to such intellectual property. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would have an adverse effect on our business, financial condition and results of operations.

Our business may suffer if it is alleged or determined that our technologies or any other aspects of our business infringe on the intellectual property rights of others.

As we continue to expand and as litigation or other similar proceedings become more common in resolving commercial disputes, we face a higher risk of being subject to intellectual property infringement claims. Companies in the internet, technology and media industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries are uncertain and evolving. In particular, our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. At times, third parties may adopt trade names or trademarks similar to those of ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered or unregistered trademarks that are similar to our registered or unregistered trademarks or trade names. If a third party has been using in commerce any mark that is confusingly similar to our trade names or trademarks, or has registered any such marks, prior to our use or registration of our trade names or trademarks, such third party could potentially bring infringement claims against us depending on the territory of the use or registration. Any such claim would require us to incur significant costs to defend, and if we are unsuccessful, we may be subject to an injunction and/or required to pay significant damages or spend significant time and resources to rebrand any relevant products or services.

We have received in the past, and expect to receive in the future, notices that claim we have infringed, misappropriated or misused other parties’ trademark and other intellectual property rights. For example, in January 2015, iClick, Inc., a company incorporated in the state of Washington in the United States and the owner of a U.S. registered trademark for the term “iClick” filed an action in the United States District Court for the District of Colorado against one of our subsidiaries in Hong Kong, iClick Interactive Asia Limited, alleging trademark and trade name infringement and unfair competition, among others. The basis of iClick Inc.’s claims arose from iClick Interactive Asia Limited’s use of the name iClick in the United States. We believe these claims lacked merit, primarily because the parties offer different goods and services, and therefore any chance of consumer confusion is remote. However, to avoid the costs and uncertainty of litigation, we settled the lawsuit in January 2016. Furthermore, we have not conducted any trademark clearance searches in the United States nor have we obtained any registrations or filed any applications for the registration of our trade names or trademarks in the United States. Although common law and federal law in the United States provide unregistered mark in use in the United States with protection against infringement, such protection is only limited to the geographic areas where such mark is in use. Therefore, we may not be able to effectively enforce and protect our trade names or trademark throughout the United States. Any litigation or other proceedings on intellectual property rights could be costly, time-consuming, divert management resources, and may impede our ability to use existing or develop new technologies or expand into new markets, any of which could have a material adverse effect upon our business and results of operations.

Past and future acquisitions, strategic investments, partnership or alliance could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition.

In July 2015, we acquired OptAim, a mobile marketing business. Since the acquisition, we have substantially expanded our mobile marketing business, with OptAim’s complementary mobile analytics, attribution technologies, and content distribution channel partners that allow marketers to track and optimize marketing campaigns on mobile channels. There can be no assurance that we will be successful in fully integrating, utilizing and leveraging OptAim’s business and technologies to further expand our mobile business and cross-channel capabilities, which may adversely affect our ability to achieve growth and business objectives, and have a material adverse effect upon our business and results of operations.

In addition, future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our business and results of operations. We have limited experience in acquiring and integrating businesses, products and technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions, including our recent acquisitions of OptAim, involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses, especially if those businesses operate outside of our core competency;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	reputation and perception risks associated with the acquired product or technology by the general public;

•	ineffectiveness or incompatibility of acquired technologies or solutions;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	diversion of management’s attention from other business concerns;

•	litigation for activities of the acquired company, including claims from terminated employees, clients, former shareholders or other third parties;

•	failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology, or solution, including issues related to intellectual property, solution quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues;

•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	costs necessary to establish and maintain effective internal controls for acquired businesses;

•	failure to successfully further develop the acquired technology in order to recoup our investment; and

•	increased fixed costs.

If we are unable to successfully fully integrate any future business, product or technology we acquire, our business, financial conditions and results of operations may suffer.

We may be required to record significant impairment charges as a result of our acquisition of OptAim.

As of September 30, 2017, we had US$48.5 million of goodwill, which represented approximately 31.7% of our total assets, the majority of which was related to OptAim and its subsidiaries, VIE and VIE’s subsidiary. Goodwill is recorded at fair value and is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyzes further require us to make judgmental assumptions about sales, operating margins, growth rates, and discount rates.

There are inherent uncertainties related to these factors and to management’s judgment in applying these factors to the assessment of goodwill recoverability. Any possible changes in our judgmental assumptions on which the recoverability of goodwill is based would cause a change in the recoverable amounts of goodwill. In addition, we could be required to evaluate the recoverability of goodwill prior to the annual assessment if there are any impairment indicators, including experiencing disruptions to the business, unexpected significant declines in operating results, divestiture of a significant component of our business or market capitalization declines, any of which could be caused by our failure to manage OptAim or to successfully integrate its operations with our other operations. Impairment charges could negatively affect our reported earnings and financial ratios in the periods of such charges and limit our ability to obtain financing in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – the Effect of Our Acquisition of OptAim” and “— Critical Accounting Policies — Impairment of Goodwill” for more information.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2015 and 2016, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of a comprehensive accounting policies and procedures manual to facilitate preparation of U.S. GAAP financial statements, which inhibits our subsidiaries’ ability to prepare consolidation from local books based on PRC GAAP and Hong Kong Financial Reporting Standards to their U.S. GAAP basis information for group financial reporting and imposes a risk that adjustments to U.S. GAAP are not identified in a timely manner. We have taken measures and plan to continue to take measures to remediate these weaknesses. For details, see “Management’s

Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses and other control deficiencies, or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements, and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Neither we nor our independent registered public accounting firm has undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses, significant deficiencies and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the number of material weaknesses and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Failures or disruption in any systems, software or hardware infrastructure supporting our platform and solutions could significantly disrupt our operation and cause us to lose clients or partners.

The optimal performance of our solutions relies on the continued and uninterrupted performance of our systems, software and hardware infrastructure, and security and integrity of our data. They are vulnerable to damages from a variety of sources, some of which are out of our control, including telecommunications failures, power outages, cyber-attacks, or other malicious human acts and natural disasters. Any steps we take to increase the reliability and redundancy of our systems, software and hardware infrastructure supporting our platform and solutions and to improve the security of our data assets may be expensive and may not be successful in preventing system failures or disruption. For example, techniques used to obtain unauthorized access to or sabotage our data or otherwise hack our systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Sustained or repeated failures or disruption in our systems, including from security breaches, whether actual or perceived, could significantly reduce the attractiveness of our solutions, harm our reputation, result in our liabilities and have a material adverse effect on our business and results of operations.

In addition, our business may be negatively affected by interruptions or delays in services provided by third-party system or infrastructure providers that we rely upon. We currently lease data centers and utilize related equipment and services from third-party data center providers. All of our data gathering and analytics are conducted on, and the marketing content we deliver are processed through, our servers located in these data centers and their cloud. We also rely on bandwidth providers and internet information service providers to deliver marketing content. While we have disaster recovery arrangements in place, our testing in actual disasters or similar events is limited and any damage to, or failure of, the systems or facilities of our third-party providers, including as a result of any occurrence of a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close any data center or the facilities of any other third-party provider without adequate notice, or other unanticipated problems at these facilities, could adversely impact our ability to deliver our solution to marketers and have a material adverse effect on our business and results of operations.

Our inability to use software licensed from third parties, including open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our technology platform incorporates software licensed from third parties, including open source software, which we use without charge. Although we monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our solution to our clients. In addition, the terms of open source software licenses may require us to provide software that we develop using such software to others on unfavorable license terms. For example, certain open source licenses may require us to offer the components of our platform that incorporate the open source software for free, to make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, and to license such modifications or derivative works under the terms of the particular open source license.

In the future, we could be required to seek licenses from third parties in order to continue offering our solution, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our solutions or discontinue use of portions of the functionality provided by our solutions. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of our existing platform, which could materially and adversely affect our business and results of operations.

If we fail to detect fraud or serve marketers’ marketing content on undesirable websites, our reputation will suffer, which would harm our brand and negatively impact our business and results of operations.

Our business depends in part on providing marketers with solutions that they can trust, and we have contractual commitments to take reasonable measures to prevent marketer’s marketing content from appearing on undesirable websites. We use proprietary technologies and third party services to detect click fraud and block inventory on websites with inappropriate content. However, technologies utilized by bad actors are constantly evolving. Preventing and combating fraud and inappropriate content requires constant vigilance and investment of time and resources. We may not always be successful in our efforts to do so. If we serve marketing content on websites that are objectionable to marketers, or inadvertently purchase content distribution opportunities for marketers that proves to be unacceptable for their marketing campaigns, such as fraudulent bot generated impressions, we may lose business and incur damages to our brand and reputation. In addition, we may be exposed to liabilities or the need to provide credits or refunds to our clients, and our business and results of operations may be harmed.

Any negative publicity with respect to us, the online marketing industry in general or our partners may materially and adversely affect our reputation, business and results of operations.

Complaints, litigation, regulatory actions or other negative publicity that arise about the online marketing industry in general or our company in particular, including on the quality, effectiveness and reliability of online marketing solutions, privacy and security practices, and online marketing content, even if inaccurate, could adversely affect our reputation and client confidence in, and the use of, our solutions. Harm to our reputation and client confidence can also arise for many other reasons, including employee misconduct, misconduct of our data and content distribution channel partners, data center providers or other counterparties, failure by these persons or entities to meet minimum quality standards or otherwise fulfill their contractual obligations or to comply with applicable laws and regulations. Additionally, negative publicity with respect to our data or content distribution channel partners could also affect our business and results of operation to the extent that we rely on these partners or if marketers or marketing agencies associate our company with such partners.

If we fail to promote or maintain our brand in a cost-efficient manner, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our solutions, and is an important element in attracting new clients and partners. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on our ability to deliver value propositions to marketers and on the effectiveness of our marketing efforts. In the past, our efforts to build our brand have involved significant expenses and promotion of our brand may be subject to restrictions and challenges. For example, as part of the settlement of the trademark infringement lawsuit brought by iClick, Inc. in January 2015, although we are free to use the term “iClick” in connection with our business in the United States, we are subject to ongoing obligations and restrictions to certain types of marketing and promotion that contain that term. In addition, our brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new clients or retain our existing clients and our business and results of operations can be materially and adversely affected.

Misconduct, errors and failure to function by our employees could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to process a large number of marketing campaigns orders, which involve the use of audience data and marketers’ business information. We could be materially adversely affected if such data or information was disclosed to unintended recipients or if we experience an operational breakdown or failure in the processing of a marketing campaign whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. We could also be materially adversely affected if our employees absconded with our proprietary data or used our know-how to compete with us. Although employees have left our company in the past and may have violated the non-compete and non-solicitation clauses in their employment agreements with little impact on our business, future violations of these clauses could have a material adverse effect on our business. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our clients, inability to attract future clients, reputational damage, regulatory intervention and financial harm, which could negatively impact our business and results of operations.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We intend to continue to make investments to support our business growth and may require additional funds, beyond those generated by this offering, to respond to business challenges, including to better support and serve our clients and provide better terms for our clients to capture more market share, develop new features or enhance our platform and solutions, improve our operating and technology infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in public or private equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business and prospects could be adversely affected.

If we do not retain our senior management team, including our founders, and key employees, or attract additional technology and sales talents, we may not be able to sustain our growth or achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management team, including our founders, Sammy Hsieh, Ricky Ng and Jian Tang. Our management team is currently spread across multiple physical locations and geographies, which can strain the organization and make coordinated management more challenging. Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills that enable us to deliver effective marketing solutions, and sales and marketing, and publisher development and support personnel with experience in online marketing. Competition for these employees in our industry is intense. As a result, we may be unable to attract or retain these management, technical, sales and marketing and publisher development and support personnel who are critical to our success, resulting in harm to our key marketer and publisher relationships, loss of key information, expertise or proprietary knowledge and unanticipated recruitment and training costs. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

Increases in labor costs in the PRC may adversely affect our business and results of operations. Most of our employees are based in China. Chinese economy has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide solutions and services on our platform. Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Most of our system hardware and back-up systems are hosted in leased facilities in Hong Kong, Shanghai, Beijing, Guangzhou and Zhejiang province, and most of our directors, senior management and employees are based in Hong Kong, Shanghai and Beijing. Therefore, if any of the above-mentioned natural disasters, health epidemics or other outbreaks were to occur in these regions, our operations may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business and results of operations.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our business and results of operations.

Risks Related to Our Corporate Structure

We will need to continue to rely on the contractual arrangements that establish the structure for certain of our operations in China when and to the extent our operations are deemed as foreign-related survey.

Foreign ownership in advertising business used to be subject to certain restrictions under the PRC laws and regulations. For example, according to the Administrative Provisions on Foreign-Invested Advertising Enterprises, which were abolished in June 2015, foreign investors were required to meet several conditions in order to invest in PRC advertising business, such as a minimum number of years of advertising-related experience and an approval from the relevant PRC regulatory authority. OptAim, which we acquired in July 2015, is a Cayman Islands company and OptAim Beijing, its PRC subsidiary, is considered a foreign invested enterprise, or FIE. To comply with the then-effective PRC laws and regulations, including the Administrative Provisions on Foreign-Invested Advertising Enterprises, OptAim Beijing entered into a set of contractual arrangements with OptAim Network and its shareholders. For a detailed description of these contractual arrangements, see “Corporate History and Structure.” As a result of these contractual arrangements, we exert control over OptAim Network and its wholly owned subsidiary, Zhiyunzhong, and consolidate their operating results in our financial statements under U.S. GAAP.

We are in the process of transferring the business operated by our VIE, OptAim Network, to our wholly owned subsidiaries. We expect that by the end of 2018, OptAim Beijing will replace OptAim Network as contracting party for all our mobile audience solution business that are operated by OptAim. However, we cannot assure you that such transition will be completed in a timely manner or at all as some of our clients may not be willing to enter into contracts with a new signing entity or OptAim Beijing may not have the necessary infrastructure to support the transition of all our mobile audience solution business operated by OptAim. Therefore, OptAim may continue to conduct part of its business in China through the contractual arrangements between OptAim Beijing, OptAim Network and its shareholders. In 2016, OptAim contributed 44.8% to our gross billing and 53.6% of our net revenues and in the nine months ended September 30, 2017, OptAim contributed 63.5% to our gross billing and 76.6% of our net revenues.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts. Under the Catalogue for the Guidance of Foreign Investment Industries, promulgated by the Ministry of Commerce and National Development and Reform Commission on March 10, 2015, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures. However, there are uncertainties under the PRC Laws whether such activities may be deemed as “foreign-related survey”, which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. In light of these uncertainties and out of prudence, we, through our VIE OptAim Network applied for and were granted a foreign-related survey license on June 6, 2017 by the Chinese National Bureau of Statistics. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on OptAim Beijing’s contractual arrangements with OptAim Network and its shareholders to conduct certain of our operations in China, including to transfer such operations to our VIE to the extent they are deemed foreign-related survey.

In the opinion of our PRC counsel, Jingtian & Gongcheng, our current ownership structure, the ownership structure of our PRC subsidiaries, our consolidated variable interest entity and its subsidiary, and the contractual arrangements among OptAim Beijing, OptAim Network and the shareholders of OptAim Network are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Jingtian & Gongcheng has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or the MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Regulation — Regulations on Foreign Investment” and “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated variable interest entity and its subsidiary are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries, consolidated variable interest entity or its subsidiary, revoking the business licenses or operating licenses of our PRC subsidiaries, consolidated variable interest entity or its subsidiary, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entity and its subsidiary, and/or our failure to receive economic benefits from our consolidated variable interest entity and its subsidiary, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its shareholders for certain of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our variable interest entity, OptAim Network, and its shareholders for part of our online marketing business on mobile channels in China, as well as certain other complementary businesses, subject to the completion of the transfers of all the marketing campaign contracts executed by our VIE entity to our wholly owned PRC subsidiary, and to the extent our operations are deemed as foreign-related survey. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity and its subsidiary.

If we had direct ownership of OptAim Network and Zhiyunzhong, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of OptAim Network and Zhiyunzhong, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by OptAim Network and the shareholders of OptAim Network of their obligations under the contracts to exercise control over our consolidated variable interest entity and its subsidiary. The shareholders of our consolidated variable interest entity may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with OptAim Network and its shareholders. In addition, if any third party claims any interest in such shareholders’ equity interests in OptAim Network, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. Therefore, our contractual arrangements with our consolidated variable interest entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated variable interest entity or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of OptAim Network were to refuse to transfer their equity interest in OptAim Network to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in OptAim Network, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is different from some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entity and its subsidiary, and our ability to conduct our business may be negatively affected.

The shareholders of our variable interest entity, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of OptAim Network are held by Mr. Jian Tang, who is our co-founder, director, chief operating officer and chief technology officer, and Ms. Jie Jiao, who is our chief financial officer. Their interests may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated variable interest entity to breach, or refuse to renew the existing contractual arrangements we have with them and our consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entity and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with OptAim Network to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the second amended and restated exclusive option agreement with these shareholders to request them to transfer all of their equity interests in OptAim Network to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of OptAim Network, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly owned subsidiary OptAim Beijing, our variable interest entity OptAim Network and the shareholders of OptAim Network were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust OptAim Network’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by OptAim Network for PRC tax purposes, which could in turn increase their tax liabilities without reducing OptAim Beijing’s tax expenses. In addition, if OptAim Beijing requests the shareholders of OptAim Network to transfer their equity interests in OptAim Network at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject OptAim Beijing to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on OptAim Network for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if OptAim Network’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOC published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. According to the draft Foreign Investment Law, once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “catalogue of special administrative measures,” which is classified into the “catalogue of prohibitions” and “the catalogue of restrictions”, to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions. Please see “Regulation — Regulations on Foreign Investment” for more details.

The draft Foreign Investment Law does not indicate what actions shall be taken with respect to companies with an existing VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the “catalogue of special administrative measures” to be issued will differ from the Catalogue for the Guidance of Foreign Investment Industries (Revised in 2015), or the 2015 Catalogue, and re-impose foreign investment restrictions or prohibitions on online marketing industry or advertising industry. If the enacted version of the Foreign Investment Law and the final “catalogue of special administrative measures” mandate further actions, such as the MOC market entry clearance, to be completed by companies with an existing VIE structure like us, and if online marketing industry or advertising industry becomes once again subject to the foreign investment restrictions or prohibitions or if our operations are deemed as foreign-related survey, we will face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, our VIE structure may be regarded as invalid and illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with OptAim Network and Zhiyunzhong, (ii) exert control over OptAim Network, (iii) receive the economic benefits of OptAim Network under such contractual arrangements, or (iv) consolidate the financial results of OptAim Network and Zhiyunzhong. Were this to occur, our results of operations and financial condition would be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

If we exercise the option to acquire equity ownership of OptAim Network, the ownership transfer may subject us to certain limitation and substantial costs.

Pursuant to the contractual arrangements, OptAim Beijing has the exclusive right to purchase all or any part of the equity interests in OptAim Network from OptAim Network’s shareholders for a nominal price, unless the relevant government authorities or then applicable PRC laws request that a minimum price amount be used as the purchase price, in such case the purchase price shall be the lowest amount under such request. The shareholders of OptAim Network will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of our consolidated variable interest entity. Additionally, if such a transfer takes place, the competent tax authority may require OptAim Beijing to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes. Unlike common law legal systems, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations. Litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Our primary operations are based in, and a substantial percentage of our revenue is generated from, China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

A downturn in the Chinese or global economy could reduce the demand for our solutions, which could materially and adversely affect our business and results of operations.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. Furthermore, the government of the United Kingdom held an in-or-out referendum on its membership in the European Union on June 23, 2016. The referendum resulted in a vote in favor of the exit of the United Kingdom from the European Union (“Brexit”). The uncertainty caused by Brexit could negatively impact all of the economies and market conditions of the European Union and/or worldwide, and could continue to contribute to instability in the global financial markets. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for our solutions and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands exempted limited liability company, used as a holding company, and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including payment of dividends and other cash distributions to holders of our ordinary shares and services of any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long term loan to be provided by us to our variable interest entity must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, investment in security market, offering of entrustment loans or purchase of any investment properties. On June 9, 2016, the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, was promulgated. In addition to restating the general principles of SAFE Circular 19, SAFE Circular 16 explicitly stipulates that foreign debts and repatriated funds raised through overseas listings as foreign exchange receipts can be settled discretionally. SAFE Circular 16 continues to prohibit foreign-invested enterprises from using the Renminbi funds converted from their foreign exchange capitals for expenditures beyond their business scopes, investments in security market, offerings of entrustment loans or purchases of any investment properties. Although SAFE Circular 16 further relaxes the control over foreign exchange settlement of capital accounts, in practice, there are still several specific requirements that limit the abilities of PRC enterprises to access the offshore financing capitals, which may adversely affect our business, financial conditions and operating results.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, the People’s Bank of China may, from time to time, release policies and measures concerning the foreign exchange market to limit fluctuations in Renminbi exchange rates and for other policy considerations.

A substantial portion of our revenues and costs are denominated in Renminbi, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have an adverse effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial portion of our revenues in

Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries and HK subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies, as enterprises shall duly file the cross-border financing contracts according to the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Full-covered Cross-border Financing for the Issuance of Foreign Debts by Enterprise, or Circular on Management of Cross-border Financing, effective on January 10, 2017, and any medium or long term loan to be provided by foreign entities to domestic enterprises must be recorded and registered by the National Development and Reform Committee, or the NDRC, according to the Circular on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises, or Circular on Promoting the Administrative Reform, by the NDRC on September 14, 2015.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by the SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to investments in offshore special purposes companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with the local SAFE branches in connection with their direct establishment or indirect control of any offshore entity, referred to in SAFE Circular 37 as a “special purpose vehicle”, for the purpose of overseas investment and financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 requires further registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill this required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and it may be restricted from contributing additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liabilities under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 since June 1, 2015. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

Certain beneficial owners of our shares who are PRC residents have not completed their registration with the SAFE for their beneficial ownership of our shares. Moreover, we do not have control over our beneficial owners and may not be aware of the identities of all of our beneficial owners. We cannot assure you that all of our PRC-resident beneficial owners comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

The M&A rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of the PRC, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to the SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation — Regulations on Foreign Exchange — Equity Incentive Plans.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Regulation — Regulations on Foreign Exchange — Equity Incentive Plans.”

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made adequate employee benefit payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the

PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation — People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body. As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that iClick Interactive Asia Group Limited or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then iClick Interactive Asia Group Limited or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, income and any gains realized in respect to our ordinary shares or ADSs may be deemed by the PRC tax authorities as income or gain, as the case may be, arising from sources within the PRC, as described immediately below.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and our shareholders’ jurisdictions of residence that provide for a different income tax arrangement, PRC withholding tax at the rate of 10% is generally applicable to dividends from PRC sources paid to shareholders that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such shareholders is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws.

As described in the preceding risk factor, there is a risk that we will be treated by the PRC tax authorities as a PRC tax resident enterprise. In that case, dividend income and gains from sales of our shares or ADSs may be treated as PRC source income or gains subject to the PRC taxes described above.

If PRC income tax is imposed on gains realized on the transfer of our ordinary shares or ADSs or on dividends paid to our non-resident shareholders or ADS holders, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected. Furthermore, our shareholders or ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

Value-added tax, or VAT, is imposed to replace the business tax, which could result in unfavorable tax consequences to us.

The Ministry of Finance and the SAT promulgated the Circular on the Inclusion of the Railway Transportation Industry and Postal Service Industry in the Pilot Collection of Value-added Tax to Replace Business Tax, or Circular 106. Pursuant to Circular 106, starting from January 1, 2014, a VAT rate of 6% applies to revenue derived from the provision of express delivery services, and a VAT rate of 11% applies to revenue derived from provision of transportation services, which is higher than the previously applicable 5% and 3% business tax rate. In 2016, the Ministry of Finance and the SAT promulgated the Circular on Comprehensively

Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36. Circular 36 took effect as of May 1, 2016 and superseded Circular 106 on the same date. Circular 36 expanded the application of VAT in replacement business tax to enterprises engaging in the building industry, the real estate industry, the financial industry and the life service industry on a nationwide basis. According to Circular 36, the VAT rates applicable to revenue derived from the provision of express delivery services and revenue derived from provision of transportation services remain the same (6% and 11% respectively) as those under Circular 106. Although a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided, our effective tax rate could be higher. The replacement of the business tax with a VAT on our services could result in unfavorable tax consequences to us. See “Regulation — Regulations on Tax — Value Added Tax.”

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are an exempted limited liability company, used as holding company, incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries, as paid to us through our Hong Kong subsidiaries, to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other requirements. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified for preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for benefiting from the reduced withholding tax rate according to other relevant tax rules and regulations. See “Taxation — People’s Republic of China Taxation.” We cannot assure you that our determination regarding our Hong Kong subsidiaries’ qualification to benefit from the preferential tax treatment will not be challenged by the relevant PRC tax authority or that we will be able to complete the necessary filings with the relevant PRC tax authority and benefit from the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698 (Article V and Article VI).

SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company (other than by way of sale of equity securities traded on a public market), which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and will the applicable taxes be withheld from payments to the transferor, currently at a rate of 10%. Both the transferor and the PRC entity that directly owns the taxable assets, or the withhold agent, may be subject to penalties under PRC tax laws if the withhold agent fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus has been issued by auditors whose work, in part, is outside the scope of inspection by the PCAOB and, as such, you may be deprived of the benefits of such inspection with respect to such work.

Our independent registered public accounting firm that issues the audit reports included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB is currently unable to inspect the audit work of our independent registered public accounting firm with respect to our operations in mainland China without the approval of certain Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit US listed Chinese companies.

Inspections of audit firms that the PCAOB has conducted outside mainland China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB’s current inability to conduct inspections in mainland China prevents the PCAOB from regularly evaluating our auditor’s audit procedures and quality control procedures as they relate to our operations in mainland China, where our revenues are derived. As a result, investors may be deprived of the benefits of such regular PCAOB inspections and may lose confidence in our reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

Risks Related to This Offering and Our American Depositary Shares

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly, you may not be able to resell the ADSs at or above the public offering price.

We expect to list our ADSs on the NASDAQ Global Market. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors. We can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple other factors, including the following:

•	regulatory developments affecting us, our clients and end marketers, or our industry;

•	conditions in the online marketing industry;

•	fluctuation of our results of operations from quarter to quarter due to seasonality in online marketing business, which may be affected by the online spending cycles of consumers and marketers’ practices in marketing budget allocation;

•	announcements of studies and reports relating to the quality of our solutions and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other providers of online marketing solutions;

•	actual or anticipated fluctuations in our quarterly results of operations and changes in or revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	detrimental negative publicity about us, our management or our industry;

•	fluctuations of exchange rates between Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We plan to use the net proceeds from this offering for the following purposes: (i) approximately [US$35] million of the net proceeds for research and development and expansion of our suite of solutions and service offerings; and (ii) approximately [US$15] million of the net proceeds for sales and marketing. We also plan to use the net proceeds in investment, acquisition and business collaboration opportunities that complement or enhance our existing operations and are strategically beneficial to our long-term goals, although we have no present commitments or agreements to enter into any investment, acquisition or business collaboration. We will use the remaining portion of the net proceeds we receive from this offering for general corporate purposes. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering, our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 20 votes per share based on our proposed dual-class share structure. We will sell Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Immediately prior to the completion of this offering all of the then outstanding ordinary shares held by Mr. Sammy Hsieh and Mr. Jian Tang will be re-designated as Class B ordinary shares. Mr. Hsieh and Mr. Tang, who beneficially own 21.8% of the aggregate voting power of our company as of the date of this prospectus, will beneficially own approximately         % of the aggregate voting power of our company immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, Mr. Hsieh and Mr. Tang will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers will collectively own an aggregate of        % of the total voting power of our outstanding ordinary shares immediately upon completion of this offering, assuming the underwriters do not exercise their over-allotment option. As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.

We adopted a stock option plan in 2010, or the 2010 Plan. We adopted another share incentive plan in 2017, or the 2017 Plan, in October 2017. The purpose of these plans is to grant share-based compensation awards to employees, directors and advisors to incentivize their performance and align their interests with ours. In addition, in December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018.

We account for compensation costs for all share incentives using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under our 2010 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the plan is 2,398,137. As of the date of this prospectus, options to purchase 1,970,881 ordinary shares have been granted and outstanding, 668,690 of which are not vested, 1,029,436 are fully vested but not exercised, and 272,755 have been exercised. Under the 2017 Plan that will be effective upon the completion of this offering, the maximum number of ordinary shares which may be issued pursuant to all awards under the plan shall initially be 1,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of these shares will be Class A ordinary shares. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share based compensation to them in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                ADSs (representing                 Class A ordinary shares) outstanding immediately after this offering, or                ADSs (representing                Class A ordinary shares) if the underwriters exercise their over-allotment option in full.

In connection with this offering, we, our directors and officers and our existing shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC counsel, Jingtian & Gongcheng, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ADSs on the NASDAQ Global Market in the context of this offering, given that:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

•	no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

The post-offering amended and restated memorandum and articles of association that we adopted effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and ADSs.

We adopted an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. The post-offering amended and restated memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by Mr. Sammy Hsieh and Mr. Jian Tang and a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ corporate governance requirements. However, NASDAQ Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements. Upon the completion of this offering, we will follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including exemptions from the requirements to have:

•	majority of independent directors on our board of directors;

•	only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and

•	regularly scheduled executive sessions of independent directors.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016

Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our post-offering amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2016 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Certain judgments obtained against us, our directors or officers by our shareholders may not be enforceable.

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for our ADSs, to the extent we have provided the depositary with at least 40 days’ notice of a proposed meeting, if voting instructions are not timely received by the depositary from you, you shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by you ADSs as desired. However, no such instruction shall be deemed given and no discretionary proxy shall be given (a) if we inform the depositary in writing that (i) we do not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless we have provided the depositary with an opinion of our counsel to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of any applicable law, public rule or regulation in force in the Cayman Islands and (c) the courts of the Cayman Islands will give effect to the voting arrangement and deemed instruction as contemplated in the proxy under Cayman Islands law.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Description of American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per ordinary share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$                per ADS, representing the difference between the assumed initial public offering price of US$                per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS of US$                as of September 30, 2017, after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. However, such reduced reporting requirements may make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our stock price may be more volatile.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company, which occurs on the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. For example, we will be required to comply with additional requirements of the rules and regulations of the SEC and requirements of the NASDAQ Global Market, including applicable corporate governance practices. In addition, after we cease to qualify as an emerging growth company, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We also expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). We expect to derive sufficient active revenues and to have sufficient active assets, so that we will not be classified as a PFIC for the current taxable year and in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and value of our assets (which may be determined by reference to the market value of our ADSs) may change, and because the treatment of our VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year.

In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also depends, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of online marketing industry, including online marketing technology industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our clients and other marketers and marketing agencies;

•	our plans to invest in our platform, solutions, data analytics capabilities, technology and technology infrastructure;

•	our relationships with our content distribution channel partners;

•	competition in our industry;

•	general economic and business condition in China and elsewhere; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications including industry data and information from Frost & Sullivan. Data and information in these publications also include projections based on a number of assumptions. China’s online marketing industry, including online marketing technology industry and independent online marketing technology industry, may not grow at the rate projected by market data, or at all. Failure of these industries to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the new and rapidly changing nature of China’s online marketing industry, including online marketing technology industry, and independent online marketing technology industry may result in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$    million, or approximately US$    million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$    per ADS, the midpoint of the range shown on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$    per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$    million, or approximately US$    million if the underwriters exercise their option to purchase additional ADSs in full, assuming the sale of    ADSs at US$    per ADS, the midpoint of the range shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ADSs, retain talented employees by providing them with equity incentives and enable access to the public equity markets for us and our shareholders. We plan to use the net proceeds of this offering for the following purposes:

•	approximately [US$35] million of the net proceeds for research and development and expansion of our suite of solutions and service offerings; and

•	approximately [US$15] million of the net proceeds for sales and marketing.

We plan to use the remaining portion of the net proceeds for general corporate purposes and in investment, acquisition and business collaboration opportunities that complement or enhance our existing operations and are strategically beneficial to our long-term goals, although we have no present commitments or agreements to enter into any investment, acquisition or business collaboration.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to This Offering and Our American Depositary Shares — You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.”

In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we do not currently plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. However, we may consider a dividend payout in the future with a payout ratio consistent with the online marketing sector.

We are an exempted limited liability company, used as a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries, VIE and its subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization, as of September 30, 2017:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the automatic conversion of all our preferred shares into 9,525,757 Class A ordinary shares on a one-for-one basis upon the completion of the offering, (ii) the redesignation of 2,500,580 ordinary shares held by Wing Hong Sammy Hsieh and 2,320,028 ordinary shares held by Jian Tang into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (iii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding preferred shares into 9,525,757 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering, (ii) the redesignation of 2,500,580 ordinary shares held by Wing Hong Sammy Hsieh and 2,320,028 ordinary shares held by Jian Tang into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (iv) the sale of Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us assuming no exercise of the underwriters’ option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2017
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(US$ in thousands)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.001 par value; 2,500,000 shares authorized as of December 31, 2016 and September 30, 2017; 2,476,190 shares issued and outstanding as of December 31, 2016 and September 30, 2017; redemption amount of US$6,737 and US$7,234 as of December 31, 2016 and September 30, 2017, respectively)	5,683	—
Series B convertible redeemable preferred shares (US$0.001 par value; 3,000,000 shares authorized as of December 31, 2016 and September 30, 2017; 1,889,249 shares issued and outstanding as of December 31, 2016 and September 30, 2017; redemption amount of US$14,625 and US$15,055 as of December 31, 2016 and September 30, 2017, respectively)	10,326	—
Series C convertible redeemable preferred shares (US$0.001 par value; 1,650,000 shares authorized as of December 31, 2016 and September 30, 2017; 1,599,186 shares issued and outstanding as of December 31, 2016 and September 30, 2017; redemption amount of US$22,288 and US$23,614 as of December 31, 2016 and September 30, 2017, respectively)	10,733	—

Series D convertible redeemable preferred shares (US$0.001 par value; 4,500,000 shares authorized as of December 31, 2016 and September 30, 2017; 2,493,018 shares issued and outstanding as of December 31, 2016 and September 30, 2017; redemption amount of US60,852 and US$64,815 as of December 31, 2016 and September 30, 2017, respectively)	43,956	—
Series E convertible redeemable preferred shares (US$0.001 par value; 1,200,000 shares authorized as of December 31, 2016 and September 30, 2017; 1,068,114 shares issued and outstanding as of December 31, 2016 and September 30, 2017; redemption amount of US$20,000 and US$29,059 as of December 31, 2016 and September 30, 2017, respectively)	18,845	—
Redeemable ordinary shares (US$0.001 par value; 742,320 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	16,724	—
Shareholders’ (deficit)/equity:
Ordinary shares (US$0.001 par value; 37,150,000 shares authorized as of December 31, 2016 and September 30, 2017; 13,609,208 and 13,633,106 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	14	24
Class A ordinary shares	—	19
Class B ordinary shares	—	5
Treasury shares (2,149,280 and 2,125,382 shares as of December 31, 2016 and September 30, 2017, respectively)	(2,121)	(2,121)
Additional paid-in capital(2)	66,349	240,546
Statutory reserves	81	81
Accumulated other comprehensive losses	(3,310)	(3,310)
Accumulated deficit	(140,269)	(140,269)
Total shareholders’ (deficit)/equity	(79,256)	94,951
Total mezzanine equity and shareholders’ equity	153,041	153,041

(1)	The as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total mezzanine equity and shareholders’ deficit following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$ per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ deficit and total mezzanine equity and shareholders’ deficit by US$ million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our convertible preferred shares which will automatically convert into our ordinary shares concurrently with the completion of this offering.

Our net tangible book value as of September 30, 2017 was approximately US$(33.1) million, or US$(2.4) per ordinary share as of that date, and US$    per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, net, goodwill and total consolidated liabilities. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our issued and outstanding convertible preferred shares. Pro forma as adjusted net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all our issued and outstanding convertible preferred shares and the issuance of Class A ordinary shares in the form of ADS by us in this offering. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share from the public offering price per ordinary share. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after September 30, 2017, other than to give effect to (i) the automatic conversion of all of our issued and outstanding convertible preferred shares into 9,525,757 Class A ordinary shares concurrently with the completion of this offering and (ii) the issuance and sale by us of             Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$    per ADS (the mid-point of the estimated initial public offering price range shown on the cover page of this prospectus) after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming the over-allotment option is not exercised, our pro forma as adjusted net tangible book value as of September 30, 2017 would have been US$     million, or US$            per outstanding ordinary share and US$    per ADS. This represents an immediate increase in pro forma net tangible book value of US$    per ordinary share and US$    per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$    per ordinary share and US$    per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per ordinary share	Per ADS
	US$
Assumed initial public offering price
Actual net tangible book value per ordinary share as of September 30, 2017	(2.4)
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our issued and outstanding convertible preferred shares into ordinary shares

Pro forma as adjusted net tangible book value per ordinary share after giving effect to (i) the automatic conversion of all of our issued and outstanding convertible preferred shares into ordinary shares and (ii) the issuance of    ordinary shares in the form of ADSs in this offering

Dilution in net tangible book value per ordinary share to new investors in the offering

A US$1.00 increase (decrease) in the assumed initial public offering price of US$     per ADS (the mid-point of the estimated initial public offering price range shown on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$    million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of

our convertible preferred shares and this offering by US$     per ordinary share and US$     per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$    per ordinary share and US$    per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as adjusted basis as of September 30, 2017, the differences between existing shareholders, including holders of our convertible preferred shares, and new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
	(in thousands of US$, except number of shares and percentages)
Existing shareholders
New investors

Total		100.0%		100.0%

A US$1.00 increase (decrease) in the assumed public offering price of US$     per ADS (the mid-point of the estimated initial public offering price range shown on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors by US$    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

As of the date of this prospectus, there are 1,698,126 ordinary shares issuable upon the exercise of outstanding options to purchase ordinary shares and an additional 427,256 ordinary shares reserved for future issuance under the 2010 Plan. To the extent that any of the unvested options later vest are exercised to purchase ordinary shares, there will be further dilution to new investors.

Under the 2010 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137, which have been issued to Arda Holdings Limited, or Arda, as trustee to the beneficiaries of the 2010 Plan. These ordinary shares issued to Arda are accounted for as our treasury shares until the options underlying these ordinary shares are vested and exercised into ordinary shares. Please refer to note 18 of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016 and note 17 of our consolidated financial statement as of and for the nine months ended September 30, 2016 and 2017 included elsewhere in this prospectus for more information. As of the date of this prospectus, options to purchase 1,970,881 ordinary shares were granted and outstanding under the 2010 Plan, 668,690 of which are not vested, 1,029,436 are fully vested but not exercised, and 272,755 have been exercised (which are included in our issued and outstanding shares). In addition, in December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018.

We adopted a share incentive plan in 2017, or the 2017 Plan, to provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the proposed 2017 Plan shall initially be 1,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of such shares will be Class A ordinary shares.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China, and the financial records of our subsidiaries and VIE and VIE’s subsidiary in China are maintained in Renminbi, their functional currency. The financial records of our non-PRC subsidiaries are denominated in their respective currencies, including Hong Kong dollar, Singapore dollars or New Taiwan dollars. However, we use the U.S. dollar as our reporting and functional currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The financial information of our subsidiaries in China is first prepared in Renminbi and then translated into the U.S. dollars, and the financial information of our non-PRC subsidiaries is first prepared in their respective currencies, including Hong Kong dollar, Singapore dollars or New Taiwan dollars, and then translated into the U.S. dollars, both at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth, for the periods indicated, information concerning exchange rates between the Renminbi and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your reference and convenience. Unless otherwise stated, all translations of Renminbi into U.S. dollars in this prospectus were made at the rate of RMB6.6533 to US$1.00 and all translations of Hong Kong dollars into U.S. dollars in this prospectus were made at the rate of HK$7.8110 to US$1.00, each being the noon buying rates on September 29, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On November 17, 2017, the noon buying rate for Renminbi was RMB6.6245 to US$1.00 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

	Certified Exchange Rate
Period	Period-End	Average(1)	High	Low
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6400	6.4480	6.9580
2017
May	6.8098	6.8843	6.8098	6.9060
June	6.7793	6.8066	6.7793	6.8382
July	6.724	6.7679	6.7240	6.8039
August	6.5888	6.6670	6.5888	6.7272
September	6.6533	6.5697	6.4773	6.6591
October	6.6328	6.6167	6.5712	6.6533
November (through November 17, 2017)	6.6245	6.6268	6.6018	6.6385

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted limited liability company, such as political and economic stability, an effective judicial system (except for certain disadvantages discussed below), a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders.

We conduct substantially all of our current operations outside the United States, and substantially all of our assets are located outside the United States. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services, Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Travers Thorp Alberga, Attorneys at Law, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States.

Travers Thorp Alberga, Attorneys at Law, has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or reciprocity arrangements for the recognition and enforcement of foreign judgments. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. Therefore, Jingtian & Gongcheng, our counsel as to PRC law, has advised us that there is substantial uncertainty as to whether the courts of the PRC would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the PRC against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States.

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

CORPORATE HISTORY AND STRUCTURE

We commenced our online marketing business in 2009. Two of our subsidiaries, Digital Marketing Group Limited and Tetris Media Limited, existed without significant operational activities prior to 2009. In February 2010, we restructured our holding structuring by incorporating Optimix Media Asia Limited in the Cayman Islands as the holding company of Optimix HK to facilitate financing and offshore listing. In March 2017, we changed our name from Optimix Media Asia Limited to iClick Interactive Asia Group Limited.

In September 2010, we set up Diablo Holdings Corporation, a company incorporated in the British Virgin Islands, which focuses on search engine marketing and operates in China through Search Asia Technology (Shenzhen) Co., Ltd., its wholly owned subsidiary.

In January 2011, we set up our Singapore subsidiary, iClick Interactive (Singapore) Pte. Ltd., to provide localized services to clients in Southeast Asia.

In January 2013, we incorporated Performance Media Group Limited in Hong Kong to further expand our online marketing business.

Also in January 2013, we set up Tetris Media (Shanghai) Co., Ltd., as our wholly owned PRC subsidiary.

In November 2014, we enhanced our data analytics capabilities by acquiring Buzzinate Company Limited, or Buzzinate, a company incorporated in Hong Kong. Buzzinate is an online marketing platform with strong data analytics capabilities and deep understanding of behavior of internet users in China. Buzzinate operates in China through Buzzinate (Shanghai) Information Technology Co., Ltd., its wholly owned subsidiary.

In July 2015, we acquired all shares in OptAim Ltd., or OptAim, and substantially expanded our online marketing business into mobile channels to identify, engage and convert mobile audience. Under the terms of the share purchase agreement, we acquired all equity interests in OptAim Ltd., including those of OptAim Ltd.’s VIE entity, OptAim Network, from its existing shareholders Igomax Inc. (an entity controlled by Jian Tang), Zaffre Investments Inc., Sohu. com Limited, and BAI GmbH, for a total consideration of RMB10 million and US$14,365,345 in cash and 2,535,091 of our ordinary shares. As part of the agreement, Jian Tang and Jie Jiao became the nominee shareholders of OptAim Network. Jian Tang is our co-founder, director, chief operating officer and chief technology officer. Jie Jiao is our chief financial officer. In addition, Optimix Media Asia Limited made two loans in the aggregate amount of US$5.0 million to OptAim, Ltd. to pay a special dividend to Igomax Inc. Igomax Inc., Sohu.com Limited and Jian Tang each agreed to a non-compete and non-solicitation undertaking with respect to OptAim Ltd. and its consolidated subsidiaries for a period of three years. OptAim operates in China through OptAim Beijing, its wholly owned subsidiary. OptAim Beijing has entered into a set of contractual arrangements with OptAim Network, a company incorporated in China, OptAim Network’s nominee shareholders, and Zhiyunzhong, the wholly owned Chinese subsidiary of OptAim Network. See “— Contractual Arrangements with OptAim Network.”

The following diagram illustrates our organizational structure, including our subsidiaries, our VIE, and the VIE’s subsidiary as of the date of this prospectus.

(1)	We are establishing a subsidiary of OptAim (Beijing) Information Technology Co., Ltd., Anhui Zhiyunzhong Information Technology Co., Ltd., or Anhui Zhiyunzhong and we are in the process of applying for the business license of Anhui Zhiyunzhong. Anhui Zhijunzhong will primarily focus on providing mobile audience solutions to PRC clients.
(2)	The nominee shareholders of OptAim Network are Jie Jiao and Jian Tang, who hold 51% and 49% equity interests in OptAim Network, respectively. Jie Jiao is our chief financial officer, and Jian Tang is our co-founder, director, chief operating officer and chief technology officer.

We conduct substantially all our operations through the following consolidated subsidiaries:

•	iClick Interactive Asia Limited: primarily focusing on providing both mobile audience solutions and other solutions to Hong Kong and overseas clients

•	Tetris Media Limited and its subsidiary: primarily focusing on providing our other solutions to Hong Kong agency clients and its business are gradually being transferred to iClick Interactive Asia Limited

•	Performance Media Group Limited: primarily focusing on providing mobile audience solutions and other solutions to Hong Kong clients

•	China Search (Asia) Limited and its subsidiaries: promoting content distribution opportunities for the publisher under our sales agency arrangement

•	iClick Interactive (Singapore) Pte. Ltd: primarily focusing on providing both mobile audience solutions and other solutions to Singapore and other overseas clients

•	iClick Interactive (Beijing) Advertisement Co., Ltd.: primarily focusing on providing our other solutions to PRC clients

•	OptAim (Beijing) Information Technology Co. Ltd.: primarily focusing on providing mobile audience solutions to PRC clients through our VIE and the VIE’s subsidiary

•	Beijing OptAim Network Technology Co., Ltd. which is our VIE, and its subsidiary: primarily focusing on providing mobile audience solutions to PRC clients

We are in the process of transferring the business operated by our VIE, OptAim Network, to our wholly owned subsidiaries. We expect that by the end of 2018, OptAim (Beijing) Information Technology Co., Ltd. will replace Beijing OptAim Network Technology Co., Ltd. as contracting party for all our mobile audience solution business that are operated by OptAim. Please refer to “Risk Factors —Risks Related to Our Corporate Structure — We will need to continue to rely on the contractual arrangements that establish the structure for certain of our operations in China when and to the extent our operations are deemed as foreign-related survey.”

Contractual Arrangements with OptAim Network

Foreign ownership in advertising companies used to be subject to certain restrictions under the PRC laws and regulations. For example, according to the Administrative Provisions on Foreign-Invested Advertising Enterprises, foreign investors were required to meet several conditions in order to invest in the PRC advertising business, such as a minimum number of years of advertising-related experience and an approval from the relevant PRC regulatory authority. OptAim is a Cayman Islands company and OptAim Beijing, its PRC subsidiary, is considered an FIE. To comply with the then-effective PRC laws and regulations, including the Administrative Provisions on Foreign-Invested Advertising Enterprises, OptAim Beijing entered into a set of contractual arrangements with OptAim Network and its shareholders. The laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. We are in the process of transferring the business operated by our VIE, OptAim Network, to our wholly owned subsidiaries. We expect that by the end of 2018, OptAim Beijing will replace OptAim Network as contracting party for all our mobile audience solution business that are operated by OptAim.

Under the Measures on the Administration of Foreign-related Surveys, or the Foreign-related Surveys Measures, promulgated by the National Bureau of Statistics of China on October 13, 2004, no individual or organization may conduct any foreign-related survey without a license for foreign-related survey granted by the National Bureau of Statistics in China or its local counterparts. Under the Catalogue for the Guidance of Foreign Investment Industries, promulgated by the Ministry of Commerce and National Development and Reform Commission on March 10, 2015, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for a license for the foreign-related survey. We do not believe our collection and use of multiple kinds of data from multiple sources in China to improve the cost-effectiveness of marketing campaigns for marketers in and outside China fall within the scope of “foreign-related survey” under the Foreign-related Survey Measures. However, there are uncertainties under the PRC laws whether such activities may be deemed as “foreign-related survey”, which would require a foreign-related survey license from the National Bureau of Statistics in China or its local counterparts. In light of these uncertainties and out of prudence, we, through our VIE, OptAim Network, applied for and were granted a foreign-related survey license on June 6, 2017. If the PRC regulatory authorities disagree with our interpretation of what would constitute foreign-related survey and enforcement practices on foreign-related survey licensing requirement or if we expand our business scope to engage in activities falling within the scope of foreign-related survey, we will need to continue to rely on OptAim Beijing’s contractual arrangements with OptAim Network and its shareholders to conduct certain of our operations in China, including to transfer such operations to our VIE to the extent they are deemed foreign-related survey. See “Risk Factors — Risk Related to Our Corporate Structure — We will need to continue to rely on the contractual arrangements that establish the structure for certain of our operations in China when and to the extent our operations are deemed as foreign-related survey.”

The contractual arrangements between OptAim Beijing, OptAim Network and the shareholders of OptAim Network allow us to:

•	exercise effective control over OptAim Network and Zhiyunzhong;

•	receive substantially all of the economic benefits of OptAim Network and Zhiyunzhong; and

•	have an exclusive option to purchase all or part of the equity interests and assets in OptAim Network.

As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of, OptAim Network and therefore treat OptAim Network and its subsidiary as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among OptAim Beijing, our wholly owned subsidiary, OptAim Network, our consolidated VIE, the shareholders of OptAim Network and Zhiyunzhong.

Agreements that Provide us with Effective Control over OptAim Network

Second Amended and Restated Equity Pledge Agreement

OptAim Beijing, OptAim Network and the shareholders of OptAim Network entered into a second amended and restated equity pledge agreement on May 26, 2017. Pursuant to the second amended and restated equity pledge agreement, each shareholder of OptAim Network has pledged all of his or her equity interest in OptAim Network to OptAim Beijing to guarantee the performance by such shareholder and OptAim Network of their respective obligations under the exclusive business cooperation agreement, powers of attorney and the second amended and restated exclusive call option agreement as well as their respective liabilities arising from any breach. If OptAim Network or any of its shareholders breaches any obligations under these agreements, OptAim Beijing, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of OptAim Network agrees that before his or her obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in any change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of OptAim Beijing. The second amended and restated equity pledge agreement will remain effective until OptAim Network and its shareholders discharge all their obligations under the contractual arrangements and pay out all consulting and services fees under the exclusive business cooperation agreement. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with PRC Property Rights Law on June 21, 2017.

Powers of Attorney

Through powers of attorney dated May 26, 2017, each shareholder of OptAim Network irrevocably authorizes OptAim Beijing or any person(s) designated by OptAim Beijing to act as his or her attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in OptAim Network, such as the right to appoint directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The powers of attorney will remain in force unless OptAim Beijing gives out any instruction in writing otherwise. Once the powers of attorney are terminated in whole or in part, each shareholder shall revoke his/her power of attorney to OptAim Beijing and immediately sign another power of attorney with the person(s) designated by OptAim Beijing.

Spousal Consent

The spouse of Jian Tang signed a spousal consent letter on May 26, 2017. Jian Tang holds 49% equity interest in OptAim Network. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that she was aware of the disposal of OptAim Network shares held by Jian Tang in the abovementioned second amended and restated exclusive call option agreement, the power of attorney, and the second amended and restated equity pledge agreement. The signing spouse confirmed not having any interest in the OptAim Network shares and committed not to impose any adverse assertions upon those shares. The signing spouse further confirmed that her consent and approval are not needed for any amendment or termination of the abovementioned agreements and committed that she shall take all necessary measures needed for the performance of those agreements.

Agreement that Allows Us to Receive Economic Benefits from OptAim Network and Zhiyunzhong

Exclusive Business Cooperation Agreement

OptAim Beijing, OptAim Network and Zhiyunzhong entered into an exclusive business cooperation agreement on January 16, 2015. Pursuant to this agreement, OptAim Beijing or its designated party has the exclusive right to provide OptAim Network and Zhiyunzhong with technical support, consulting services and other services. Without OptAim Beijing’s prior written consent, OptAim Network and Zhiyunzhong shall not accept any technical support and services covered by this agreement from any third party. OptAim Network and Zhiyunzhong agree to pay service fees in an amount equal to 100% of their respective net income for the relevant period on a monthly basis. OptAim Beijing owns the intellectual property rights arising out of the provisions of services under this agreement. OptAim Network and Zhiyunzhong shall grant an irrevocable call option to OptAim Beijing to purchase all or any of their assets or business with the lowest price allowed by PRC law. Unless OptAim Beijing terminates this agreement, this agreement will remain effective until any party thereto is dissolved in accordance with PRC law.

Agreement that Provides Us with the Option to Purchase the Equity Interest in OptAim Network

Second Amended and Restated Exclusive Call Option Agreement

OptAim Beijing, OptAim Network and the shareholders of OptAim Network entered into a second amended and restated exclusive call option agreement on May 26, 2017. Pursuant to the second amended and restated exclusive call option agreement, the shareholders of OptAim Network have irrevocably granted OptAim Beijing or any third party designated by OptAim Beijing a second amended and restated exclusive call option to purchase all or part of their respective equity interests in OptAim Network. Until there is any evaluation request by PRC law, the purchase price is equal to RMB100 or the lowest price allowed by PRC law. Unless otherwise agreed, the shareholders of OptAim Network will immediately gift OptAim Beijing or any third party designated by OptAim Beijing with the purchase price after OptAim Beijing or any third party designated by OptAim Beijing exercises the option. OptAim Beijing may transfer all or part of its option under this agreement to a third party under the approval of the shareholders of OptAim Beijing. Without OptAim Beijing’s prior written consent, the shareholders of OptAim Network shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of OptAim Network also jointly and severally undertake that they will not sale, transfer, pledge, or otherwise dispose of their equity interests in OptAim Network to any third party or create or allow any encumbrance on their equity interests. This agreement will remain effective until OptAim Beijing or any third party designated by OptAim Beijing has acquired all equity interest of OptAim Network from its shareholders.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

•	the ownership structures of OptAim Beijing and OptAim Network, both currently and immediately after giving effect to this offering, will not result in any violation of applicable PRC laws or regulations currently in effect; and

•	the contractual arrangements among OptAim Beijing, OptAim Network, the shareholders of OptAim Network and Zhiyunzhong governed by PRC law both currently and immediately after giving effect to this offering are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of OptAim Network do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors — Risks Related to Our Corporate Structure — We will need to continue to rely on the contractual arrangements that establish the structure for certain of our operations in China when and to the extent our operations are deemed as foreign-related survey,” and “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate government and business operations.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statements of comprehensive income/(loss) data for the year ended December 31, 2015 and 2016, and selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of comprehensive income/(loss) data for the nine months ended September 30, 2016 and 2017 and the selected consolidated balance sheet data as of September 30, 2017 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our audited and unaudited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(US$ in thousands, except for per share and share data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues	65,242	95,357	69,973	85,497
Cost of revenues	(34,531)	(61,048)	(44,847)	(65,688)

Gross profit	30,711	34,309	25,126	19,809

Operating expenses:
Research and development expenses	(8,106)	(8,584)	(6,480)	(4,578)
Sales and marketing expenses	(31,385)	(28,266)	(20,733)	(17,648)
General and administrative expenses	(12,745)	(26,767)	(7,165)	(6,927)

Total operating expenses	(52,236)	(63,617)	(34,378)	(29,153)

Operating loss	(21,525)	(29,308)	(9,252)	(9,344)
Interest expense	(107)	(713)	(489)	(421)
Other gains/(losses), net	791	(1,082)	(377)	1,436
Fair value (loss)/gain on derivative liabilities	(19,390)	3,995	1,497	(7,056)

Loss before income tax expense	(40,231)	(27,108)	(8,621)	(15,385)
Income tax benefit/(expenses)	555	(222)	240	(499)
Share of losses from an equity investee	(38)	—	—	—

Net loss	(39,714)	(27,330)	(8,381)	(15,884)

Accretion to convertible redeemable preferred shares redemption value	(2,692)	(773)	(575)	(605)
Accretion to redeemable ordinary shares redemption value	(1,982)	(1,556)	(1,151)	(1,279)
Deemed contribution from Series B-1 preferred shareholders	2,591	—	—	—

Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(41,797)	(29,659)	(10,107)	(17,768)

Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(129)	(139)	(225)	(69)

Comprehensive loss attributable to iClick Interactive Asia Group Limited	(39,843)	(27,469)	(8,606)	(15,953)

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(US$ in thousands, except for per share and share data)
Net loss per share attributable to iClick Interactive Asia Group Limited
Basic	(3.58)	(2.26)	(0.77)	(1.30)
Diluted	(3.58)	(2.26)	(0.77)	(1.30)
Weighted average number of ordinary shares used in per share calculation
Basic	11,661,049	13,151,063	13,140,775	13,622,172
Diluted	11,661,049	13,151,063	13,140,775	13,622,172

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016 and September 30, 2017.

	As of December 31,		As of September 30,
	2015	2016	2017
	(US$ in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	10,395	27,280	21,873
Accounts receivable, net of allowance for doubtful receivables of US$1,733, US$1,693 and US$602 as of December 31, 2015, 2016 and September 30, 2017, respectively	28,423	30,694	29,742
Rebates receivable	3,642	2,250	1,055
Prepaid media cost	24,793	34,409	33,574
Non-current assets:
Intangible assets, net	19,095	14,804	11,635
Goodwill	48,496	48,496	48,496
Total assets	146,110	169,640	153,041

Liabilities, mezzanine equity and shareholders’ deficit:
Current liabilities	115,124	126,572	122,327
Non-current liabilities	3,705	2,997	3,703

Total liabilities	118,829	129,569	126,030

Total mezzanine equity	83,210	104,383	106,267
Total shareholders’ deficit	(55,929)	(64,312)	(79,256)

Total liabilities, mezzanine equity and shareholders’ deficit	146,110	169,640	153,041

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the consolidated financial statements of OptAim and the related notes included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. As a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus, our actual future results may be materially different from what we expect.

Overview

We are an integrated cross-channel gateway providing marketers with innovative and cost-effective end-to-end solutions to optimize their online marketing efforts. Our solutions help marketers identify, engage and activate potential customers, monitor and measure the results of online marketing campaigns, and create content catering to audience across different online channels through both PC and mobile devices. We collaborate closely with leading content distribution channels in China, which enables marketers to access a wide variety of cross-channel content distribution opportunities in a single platform to achieve their branding and performance-based marketing goals.

We offer both mobile audience solutions and other solutions based on channels desired by our clients. Our mobile audience solutions are non-search engine marketing solutions designed to identify, engage and activate audience exclusively on mobile apps, and monitor and measure the results of online marketing activities on such channels. Mobile audience solutions have exhibited high growth potential for online marketing in light of the increasing mobile penetration rate and users’ engagement with mobile apps. We have been prioritizing our mobile strategy since 2014, including through our acquisition of OptAim on July 24, 2015, to capture a larger share of online marketing spend on mobile apps. Our gross billing from mobile audience solutions increased by US$71.1 million, or 172.0%, from US$41.3 million in 2015 to US$112.4 million in 2016 and by US$20.5 million, or 24.4%, from US$84.0 million in the nine months ended September 30, 2016 to US$104.5 million in the same period in 2017. OptAim contributed US$41.1 million to our gross billing from July 24, 2015, when we acquired OptAim, to December 31, 2015, and contributed US$105.7 million to our gross billing in 2016. All such gross billing contribution from OptAim related to our mobile audience solutions. Our gross billing from mobile audience solutions represented 47.6% of our total gross billing in 2016, compared to 23.2% in 2015 and 64.5% of our total gross billing in the nine months ended September 30, 2017, compared to 46.7% in the same period in 2016. Our net revenues from mobile audience solutions represented 60.6% of our net revenues in 2016, compared to 18.3% in 2015 and 78.7% of our net revenues in the nine months ended September 30, 2017, compared to 60.0% in the same period in 2016. In addition to mobile audience solutions, we have other online marketing solutions that are primarily focused on non-mobile app channels and search engine marketing.

We take a flexible approach to deliver our solutions in order to cater to the preferences and levels of internal resources and sophistication of clients. Clients may choose to access our solutions either through (i) self-service, when they have the flexibility to utilize our solutions “a la carte” to complement their existing marketing resources, or through (ii) managed service, when our account management team provides in-depth services that suit clients’ specific marketing objectives and budgets utilizing our solutions. We seamlessly address marketers’ needs and deliver a highly integrated customer experience throughout their marketing cycle.

Our clients refer to entities which enter into marketing campaign contracts with us and incur marketing spend during the relevant period. They include direct marketer clients and marketing agencies clients. We derived over 70% of our gross billing from direct marketer clients in 2015 and 2016 and around 60% of our gross billing from direct marketer clients in the nine months ended September 30, 2017.

We generate revenues primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a lesser extent from incentives from the publisher under our sales agency arrangement. Our gross billing grew by 32.5% from US$178.2 million in 2015 to US$236.3 million in 2016. Our gross billings decreased by 10.0% from US$179.8 million in the nine months ended September 30, 2016 to US$161.9 million in the same period in 2017 due to a decrease in gross billing from other solutions as we terminated relationship with certain clients of other solutions in the nine months ended September 30, 2017 as part of our efforts to optimize the client base for other solutions to focus on profitability and liquidity. Our net revenues grew by 46.2% from US$65.2 million in 2015 to US$95.4 million in 2016 and by 22.1% from US$70.0 million in the nine months ended September 30, 2016 to US$85.5 million in the same period in 2017. Our net loss amounted to US$39.7 million, US$27.3 million and US$15.9 million in 2015, 2016 and the nine months ended September 30, 2017, respectively.

The Effect of Our Acquisition of OptAim

Since our acquisition of OptAim on July 24, 2015, OptAim has been our wholly owned subsidiary and has been consolidated into our results of operations. Please refer to note 4(b) of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016 included elsewhere in this prospectus. OptAim contributed US$41.1 million to our gross billing and US$11.7 million to our net revenues from July 24, 2015, when we acquired OptAim, to December 31, 2015, contributed US$105.7 million to our gross billing and US$51.1 million to our net revenues in 2016 and contributed US$102.7 million to our gross billing and US$65.5 million to our net revenues in the nine months ended September 30, 2017. Intangible assets identified in connection with our acquisition of OptAim are amortized. Amortization expenses of US$1.8 million, US$4.0 million and US$3.0 million were recognized under our cost of revenues in 2015, 2016 and the nine months ended September 30, 2017, respectively. In addition, as of September 30, 2017, we had US$48.5 million of goodwill, which represented approximately 31.7% of our total assets, primarily related to our acquisition of OptAim. Goodwill is recorded at fair value and is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. Impairment charges could substantially affect our results of operations in the periods of such charges. In addition, impairment charges would negatively impact our financial ratios and could limit our ability to obtain financing in the future. See “Risk Factors — Risks Related to Our Business and Industry — We may be required to record significant impairment charges as a result of our acquisition of OptAim.”

As we integrate OptAim’s operations, we have realized synergies and economies of scale. Our operating expenses as a percentage of net revenues decreased from 80.1% in 2015 to 66.7% in 2016 as we benefited from the complementary sales and marketing capabilities and research and development capabilities of OptAim. Our operating expense as a percentage of net revenues decreased from 49.1% in the nine months ended September 30, 2016 to 34.1% in the same period in 2017 in part due to our streamlining of sales and marketing and general and administrative functions as we further integrated OptAim’s operations, which had been completed by the end of June 30, 2017.

Key Operating and Financial Metrics

We regularly review a number of financial and operating metrics, including those set forth below, to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of sales and marketing, and assess our operational efficiencies.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% of gross billing1)	(US$ in thousands)	(% of gross billing1)	(US$ in thousands)	(% of gross billing1)	(US$ in thousands)	(% of gross billing1)
Operating metrics:
Gross billing	178,239	100	236,253	100	179,812	100	161,854	100
Gross billing from mobile audience solutions	41,323	23.2	112,403	47.6	83,956	46.7	104,438	64.5
Gross billing from other solutions	136,916	76.8	123,850	52.4	95,856	53.3	57,416	35.5

Financial metrics:
Net revenues	65,242	36.6	95,357	40.4	69,973	38.9	85,497	52.8
Net revenues from mobile audience solutions	11,908	28.8	57,761	51.4	42,018	50.0	67,252	64.4
Net revenues from other solutions	53,334	38.9	37,596	30.4	27,955	29.2	18,245	31.8
Adjusted EBITDA	(8,850)	(5.0)	(2,240)	(0.9)	(2,158)	(1.2)	(2,291)	(1.4)
Adjusted net loss	(11,583)	(6.5)	(8,999)	(3.8)	(6,715)	(3.7)	(7,423)	(4.6)

[1]	With respect to net revenues from mobile audience solutions and net revenues from other solutions, % of gross billing refers to the % of gross billing for mobile audience solutions or % of gross billing for other solutions, as the case may be.

Gross Billing

Gross billing is an important operating measure by which we evaluate and manage our business. We define gross billing as the aggregate dollar amount that our clients pay us, after deducting rebates paid and discounts given to clients.

We use gross billing to assess our business growth, market share and scale of operations, and our ability to generate gross billing is strongly correlated to our ability to generate net revenues. As we have defined gross billing for internal uses, it may not be comparable to similarly titled measures used by other companies in the industry which present the impact of media costs differently.

Gross billing derived from our sales agency arrangement was US$32.9 million and US$42.8 million in 2015 and 2016, and US$33.2 million and US$27.0 million in the nine months ended September 30, 2016 and 2017, respectively, none of which was recognized as net revenues for the respective periods.

Gross billing derived from our cost-plus marketing campaigns was US$106.6 million and US$121.4 million in 2015 and 2016, and US$94.3 million and US$62.4 million in the nine months ended September 30, 2016 and 2017, respectively, out of which US$19.5 million, US$15.4 million, US$11.1 million and US$7.0 million was recognized as net revenues for the respective periods.

Gross billing derived from our specified action marketing campaigns was US$38.7 million and US$72.1 million in 2015 and 2016, and US$52.3 million and US$72.5 million in the nine months ended September 30, 2016 and 2017, respectively, all of which was recognized as net revenues for the respective periods.

Gross billing from our mobile audience solutions increased, both in absolute amount and as a percentage of total gross billing, from 2015 to 2016 and from the nine months ended September 30, 2016 to the same period in

2017 as we prioritized the execution of our mobile strategy to capture a larger share of online marketing spend on mobile apps. This is evidenced by our acquisition of OptAim, which is focused on providing performance-driven mobile audience solutions, in July 2015. OptAim contributed US$41.1 million to our gross billing and US$11.7 million to our net revenues from July 24, 2015, when we acquired OptAim, to December 31, 2015, and contributed US$105.7 million to our gross billing and US$51.1 million to our net revenues in 2016. All such gross billing and net revenues contribution from OptAim related to our mobile audience solutions. Gross billing from our other solutions decreased from 2015 to 2016 and from the nine months ended September 30, 2016 to the same period in 2017 and from the nine months ended September 30, 2016 to the same period in 2017 as we optimized the client base for other solutions to focus on profitability and liquidity. For example, we terminated relationship with certain clients for our other solutions, as they had relatively long account receivable cycles and yielded relatively low operating profit margins. Some of these clients were large marketers and had individually accounted for more than 5% of our annual gross billing historically.

Our gross billing per client increased by US$32,020, or 47.5%, from US$67,413 in 2015 to US$99,433 in 2016, while the total number of our clients decreased by 10.1% from 2,644 in 2015 to 2,376 in 2016. Our gross billing per client increased by US$19,436, or 22.5%, from US$86,489 in the nine months ended September 30, 2016 to US$105,925 in the same period in 2017, while the total number of our clients decreased by 26.5% from 2,079 in the nine months ended September 30, 2016 to 1,528 in the same period in 2017. This was due to our efforts in optimizing the client base for other solutions.

Net Revenues

We derive revenue from three sources and report them on either the net or gross basis. (i) Revenue from incentives earned from the website publisher for which we act as sales agent for its content distribution opportunities, or the sales agency arrangement; and (ii) revenue from performing cost-plus marketing campaigns are reported on the net basis; and (iii) revenue from performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis) is reported on the gross basis.

We record incentives from the publisher under the sales agency arrangement as net revenues. We consider the publisher to be our customer under the sales agency arrangement. The amount of such incentives is determined based on a variety of factors, including yearly market spending at the publisher’s platforms. Under our sales agency arrangement, we do not receive any rebate from the publisher. Net revenues from our sales agency arrangement, which equal the incentives received from the publisher under the sales agency arrangement were US$7.1 million and US$7.9 million in 2015 and 2016, and US$6.6 million and US$6.0 million in the nine months ended September 30, 2016 and 2017, respectively.

We record service fees, net of media costs and rebates and discounts to clients for cost-plus marketing campaigns, as net revenues. We consider these clients to be our customers for cost-plus marketing campaigns. Service fees are generally calculated as a percentage of media cost. Such percentage is negotiated on a client-by-client, and campaign-by-campaign basis. Rebates received from the publishers for cost-plus marketing campaigns are recorded as net revenues. Net revenues from our cost-plus marketing campaigns were US$19.5 million and US$15.4 million in 2015 and 2016, and US$11.1 million and US$7.0 million in the nine months ended September 30, 2016 and 2017, respectively.

We record the aggregate gross dollar amount that our clients spend through our platform for specified action marketing campaigns, which includes media cost, as net revenues. We consider these clients to be our customers for specified action marketing campaigns. We charge our clients for specified actions, such as when a user clicks on their marketing messages, or a CPC pricing model, or when their marketing messages are displayed, or a CPM pricing model. Rebates received from publishers for specified action marketing campaigns are recorded as deduction of cost of revenues. Net revenues from our specified action marketing campaigns were US$38.7 million and US$72.1 million in 2015 and 2016, and US$52.3 million and US$72.5 million in the nine months ended September 30, 2016 and 2017, respectively.

We grant rebates and discounts to marketers and marketing agencies to incentivize and encourage them to use our solutions. These rebates and discounts are calculated based on certain factors, including yearly market spending of the marketers and marketing agencies that we reasonably estimate that they are able to achieve based on the historical spending patterns of similar clients on our platform. The rebates and discounts we grant are settled when the relevant account receivables from the marketers and marketing agencies are settled, and the timing of settlement is independent of the settlement of the rebates or incentives, as the case may be, from the publishers, which is generally three to six months after the end of the relevant period to which such rebates or incentives, as the case may be, relate. Rebates we grant under our sales agency arrangement are recorded as cost of revenues as we consider these rebates are identifiable and separable from the incentive revenue generated from the publisher. In all other circumstances, rebates and discounts we grant are recorded as reduction of revenues.

Net revenues as a percentage of gross billing for our mobile audience solutions and other solutions, respectively, represent our share of gross billing under mobile solutions and other solutions, respectively. Net revenues as a percentage of gross billing can be affected by a variety of factors, in particular, the terms of our arrangement with clients, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which in turn depends on clients’ needs and goals. Please refer to “— Key Factors Affecting Our Results of Operations — Our Revenue Models” on the impact of our revenue recognition models on our results of operations.

Net revenues as a percentage of gross billing for mobile audience solutions increased from 28.8% in 2015 to 51.4% in 2016, and from 50.0% in the nine months ended September 30, 2016 to 64.4% in the same period in 2017 as a larger percentage of marketing campaigns involving mobile audience solutions were conducted on specified-action (i.e., gross) basis in 2016 compared to 2015 and in the nine months ended September 30, 2017 compared to the same period in 2016. US$54.2 million, or 48.2%, of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in 2016, compared to US$7.9 million, or 19.1%, in 2015, and US$65.9 million, or 63.1%, of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in the nine months ended September 30, 2017, compared to US$38.7 million, or 46.1%, in the same period in 2016. This was a result of the implementation of our go-to-market strategy for mobile audience solutions to capture a larger share of clients’ marketing spend for these solutions. According to Frost & Sullivan, online marketing on mobile channels currently tends to focus on data traffic and action results, such as app-downloads and completion of other specified actions on mobile channels. In order to better control marketing costs and make their marketing spend more effective, instead of paying a fixed rate of service fees, marketers conducting marketing campaigns on mobile channels increasingly prefer to negotiate CPX ranges (e.g., CPM, CPC, CPA, CPS, CPL, etc.) with marketing technology companies for their services. These arrangements generally lead to marketing campaigns on specified-action (i.e., gross) basis. Our go-to-market strategy for mobile audience solutions is intended to be responsive to these industry trends.

Net revenues as a percentage of gross billing for our other solutions decreased from 38.9% in 2015 to 30.4% in 2016 primarily because a larger percentage of marketing campaigns involving other solutions were conducted on cost-plus (i.e., net) basis in 2016 compared to 2015. US$17.9 million, or 14.4%, of gross billing from other solutions were recognized as net revenues on a gross basis in 2016, compared to US$30.8 million or 22.5% in 2015. Such negative impact on net revenues a percentage of gross billing for other solutions was partially offset by our termination of relationship with certain clients of other solutions, most of which conducted their marketing campaigns on a cost-plus (i.e., net) basis as we started a comprehensive review of our client base for other solutions in 2016 to focus on profitability and liquidity. Net revenues as a percentage of gross billing for other solutions increased slightly from 29.2% in the nine months ended September 30, 2016 to 31.8% in the same period in 2017 as we terminated relationship with certain clients of other solutions with low profitability in the first half of 2017 as part of our efforts to optimize our client base for other solutions. Such positive impact on net revenues as a percentage of gross billing for other solutions was partially offset by the fact that a larger percentage of marketing campaigns involving other solutions were conducted on a cost-plus (i.e., net) basis in the nine months ended September 30, 2017 compared to the same period in 2016. US$50.9 million, or 88.6%, of gross billing from other solutions was recognized as net revenues on a net basis in the nine months ended September 30, 2017, compared to US$82.3 million, or 85.8%, in the same period in 2016. According to Frost & Sullivan, compared to online marketing on mobile channels, online marketing on non-mobile channels is more established and tends to increasingly focus on transparency of cost structure. Therefore, marketers conducting online marketing campaigns on non-mobile channels increasingly pay a fixed rate of service fees to marketing technology companies for their services. These arrangements generally lead to marketing campaigns on cost-plus (i.e., net) basis.

Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that we include in net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) income tax (benefit)/expense, (iv) share-based compensation, (v) fair value loss/(gain) on derivative liabilities, (vi) share of loss from an equity investee, (vii) compensation in relation to the acquisition of OptAim, and (viii) other (gains)/losses, net.

The table below sets forth a reconciliation of our net loss to adjusted EBITDA for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(US$ in thousands)
Net loss	(39,714)	(27,330)	(8,381)	(15,884)
Add / (less):
Depreciation and amortization	3,181	5,824	4,308	4,212
Interest expense	107	713	489	421
Income tax (benefit)/expense	(555)	222	(240)	499

EBITDA	(36,981)	(20,571)	(3,824)	(10,752)
Add:
Share-based compensation	6,494	21,244	2,786	2,841
Fair value loss/(gain) on derivative liabilities	19,390	(3,995)	(1,497)	7,056
Share of loss from an equity investee	38	—	—	—
Compensation in relation to the acquisition of OptAim	3,000	—	—	—
Other (gains)/losses, net	(791)	1,082	377	(1,436)

Adjusted EBITDA	(8,850)	(2,240)	(2,158)	(2,291)

Adjusted Net Loss

Adjusted net loss represents net loss before (i) share-based compensation, (ii) fair value loss/(gain) on derivative liabilities, (iii) share of loss from an equity investee, (iv) compensation in relation to the acquisition of OptAim, and (v) other (gains)/losses, net.

The table below sets forth a reconciliation of our net loss to adjusted net loss for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(US$ in thousands)
Net loss	(39,714)	(27,330)	(8,381)	(15,884)
Add:
Share-based compensation	6,494	21,244	2,786	2,841
Fair value loss/(gain) on derivative liabilities	19,390	(3,995)	(1,497)	7,056
Share of loss from an equity investee	38	—	—	—
Compensation in relation to the acquisition of OptAim	3,000	—	—	—
Other (gains)/losses, net	(791)	1,082	377	(1,436)

Adjusted net loss	(11,583)	(8,999)	(6,715)	(7,423)

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

•	Our ability to expand mobile app channels;

•	Our revenue models;

•	Our ability to optimize client base and increase client spending;

•	Our ability to enlarge audience data set, strengthen data analytics capabilities and innovate technologies; and

•	Seasonality.

Our Ability to Expand Mobile App Channels

Our future growth depends on our ability to expand our content distribution channels, in particular mobile app channels, to capture a larger share of the marketing spend in China. We have been prioritizing the execution of our mobile strategy since 2014 to capture a larger share of marketing spend on mobile apps, including through our acquisition of OptAim on July 24, 2015, which have significantly strengthened our mobile capabilities.

While marketing via non-mobile channels has been established for several years, marketing via mobile channels, in particular via mobile apps, which has a more dynamic competitive landscape, is a relatively new phenomena in China driven by recent innovations in mobile technologies and the growing popularity and prevalence of mobile devices and mobile apps. We have experienced and expect to continue to face significant competition for our mobile audience solutions, which have resulted in a downward pricing pressure on our mobile audience solutions. In addition, in light of the rising demand for marketing via mobile apps, mobile app publishers, especially popular mobile app publishers tend to command stronger bargaining power compared to their non-mobile app publisher counterparts, which has increased media costs for our mobile audience solutions. Furthermore, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, an increasing percentage of marketing campaigns involving our mobile audience solutions were conducted on a specified action (i.e., gross) basis while an increasing percentage of marketing campaigns involving our other solutions were conducted on a cost-plus (i.e., net) basis in 2016 compared to 2015 . See “— Key Operating and Financial Metrics — Net Revenues” and “— Key Factors Affecting Our Results — Our revenue models”. Therefore, gross profit margins for our mobile audience solutions were significantly lower than those for our other solutions for the same periods historically, and we expect the trend to continue. As a result, an increase in the percentage of revenue from our mobile audience solutions may have a positive impact on our gross billing and net revenues but a negative impact on our gross profit margin.

Furthermore, as we continue to focus on the growth of our mobile audience solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients, compared to direct marketer clients. Marketing agency clients represented 21.4%, 22.2%, 21.6% and 27.5% of our clients in 2015, 2016, and the nine months ended September 30, 2016 and September 30, 2017, respectively.

We do not currently own or control any of our content distribution channels. To further expand our content distribution network, we need to develop new and enhance our existing relationships with content distribution channel partners, which depends, in part, on our ability to continually generate sufficient marketing spend from our clients on these channels, especially mobile app channels. We also intend to strengthen our relationships with content distribution channel partners through technology collaboration to facilitate innovative and effective user engagement.

Our Revenue Models

We derive revenue from three sources and report them on either the net or gross basis. (i) Revenue from incentives earned from the website publisher for which we act as sales agent for its content distribution opportunities, or the sales agency arrangement; and (ii) revenue from performing cost-plus marketing campaigns are reported on the net basis; and (iii) revenue from performing specified actions marketing campaigns (i.e., a CPM, CPC, CPA, CPS, CPL or ROI basis) is reported on the gross basis. Please see “— Key Operating and Financial Metrics — Net Revenues” above for more details.

The gross profit margins for our sales agency arrangement and cost-plus marketing campaigns are higher than that for our specified action marketing campaigns as cost of revenues for our sales agency arrangement and cost-plus marketing campaigns does not include media cost. As a result, an increase in the percentage of gross billing recognized as net revenues from performing specified actions marketing campaigns will have a positive impact on our net revenues and a negative impact on gross profit margin. On the other hand, an increase in the percentage of gross billing recognized as net revenues from our sales agency arrangement and from performing cost-plus marketing campaigns will have a negative impact on our net revenues and a positive impact on gross profit margin. Our mobile audience solutions, on one hand and other solutions, on the other hand, each represent a mixture of revenue recognized on gross basis and on net basis and the proportion of each fluctuates from period to period. Therefore our net revenues, net revenues as a percentage of gross billing, gross profit margin and the comparability of our financial results in one period to another may be affected by the relative percentage of gross billing recognized as net revenues on the gross basis and net basis. The relative percentage of gross billing recognized as net revenues on the gross basis and net basis is in turn, affected by a variety of factors, in particular, the terms of the arrangements with our clients, including whether to conduct their marketing campaigns on a specified-action (i.e., gross) or cost-plus (i.e., net) basis in a particular period, which in turn depends on clients’ needs and goals.

Our Ability to Optimize Client Base and Increase Client Spending

Our growth and profitability are dependent upon our ability to optimize client base and increase client’s marketing spend on our platform. We started a comprehensive review of our client base for other solutions in 2016 to focus on profitability and liquidity. For example, we terminated relationship with certain clients for our other solutions, which had relatively long account receivable cycles and yielded relatively low operating profit margins in 2016 and the first half of 2017. We have also been focused, and expect to continue our focus, on sales to direct marketer clients, which tend to command higher gross profit margin compared to agency clients. Furthermore, our growth and profitability also depend on our ability to attract more clients to our self-service model, and to further diversify our client base to capture the growth in additional industry verticals and geographic markets.

Our ability to increase clients’ marketing spend on our platform depends on whether our solutions can effectively address clients’ evolving and diverse needs in a cost-efficient manner. To that end, we plan to develop and offer more tailored, innovative and user-friendly solutions and services and enhance our sales, marketing and account servicing efforts.

Our Ability to Enlarge Audience Data Set, Strengthen Data Analytics Capabilities and Innovate Technologies

Our performance is significantly dependent on our ability to enlarge audience data set, strengthen data analytics capabilities and innovate technologies. This helps clients achieve more precise audience targeting and enables us to retain clients and increase their marketing spend. It also helps drive up our gross profit margin under our gross revenue model as we make better decisions about which content distribution opportunities to bid for and at which price, and better predict user interaction with a marketing message to achieve our clients’ minimum key performance indicator, or KPI requirements without having to purchase additional content distribution opportunities and incur additional media cost. Such KPIs generally include target audience reach (i.e., the percentage of target audience we successfully engage through our platform), click-through rate (i.e., the ratio of users who click on a specific link to the number of total users who view a marketing message) and landing rate (i.e., the ratio of users who arrive at the clients’ websites to the number of total users who view a marketing message). Furthermore, our ability to enlarge audience data set, strengthen data analytics capabilities and innovate technologies enables us to extend our data application across more aspects in online marketing and beyond to capitalize on more growth opportunities.

We plan to continue collaborating with clients and other third parties to increase the dimensions and varieties of our data assets and develop new strategic relationships to exploit new data sources and enlarge audience data set. We also plan to continue investing in our data science technologies and upgrading our technology infrastructure.

Seasonality

We have experienced seasonal fluctuations in revenue. The fourth quarter of each calendar year generally contributes the largest portion of our annual gross billing as marketers tend to allocate a significant portion of their online marketing budgets to that quarter, which coincides with Chinese consumers’ increased purchases around the holidays and shopping events in that quarter, such as Single’s Day on November 11 of each year. The first quarter of each calendar year generally contributes the smallest portion of our annual gross billing, primarily due to a lower level of allocation of online marketing budgets by marketers at the beginning of the calendar year in which the Chinese New Year holidays fall, during which time businesses in China are generally closed. We expect our gross billing to continue fluctuating based on seasonal factors that affect the online marketing industry as a whole.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Consolidation of Variable Interest Entities

Foreign ownership in advertising companies used to be subject to certain restrictions under PRC laws and regulations. To comply with the then-effective PRC laws and regulations, OptAim Beijing entered into a set of contractual arrangements with OptAim Network and its shareholders. The contractual arrangements between OptAim Beijing, OptAim Network and the shareholders of OptAim Network allow us to:

•	exercise effective control over OptAim Network and Zhiyunzhong;

•	receive substantially all of the economic benefits of OptAim Network and Zhiyunzhong; and

•	have an exclusive option to purchase all or part of the equity interests and assets in OptAim Network when and to the extent permitted by PRC law.

Our consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and the VIE’s subsidiary for which we are the primary beneficiary. All transactions and balances among we, our subsidiaries, our VIE and the VIE’s subsidiary have been eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which we, or our subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether we or our subsidiaries are the primary beneficiary, we considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also our obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. OptAim Beijing, and ultimately we, hold all the variable interests of the VIE and its subsidiary, and has been determined to be the primary beneficiary of the VIE.

In accordance with the contractual agreements among the OptAim Beijing, OptAim Network and the shareholders of OptAim Network, we have power to direct activities of the VIE, and can have assets transferred out of the VIE. Therefore, we consider that there is no asset in the VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIE and the VIE’s subsidiary amounting to US$2.1 million and US$2.1 million, respectively, as of December 31, 2015 and 2016. As the VIE was incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIE. Currently there is no contractual arrangement that could require us to provide additional financial support to the VIE.

As we are conducting our PRC online advertising services business through OptAim Network, we will, if needed, provide such support on a discretion basis in the future, which could expose us to a loss.

We believe that the contractual arrangements among OptAim Beijing, OptAim Network and the shareholders of OptAim Network are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of VIE were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Our ability to control the VIE also depends on the power of attorney and OptAim Beijing has to vote on all matters requiring shareholder approval in the VIE. As noted above, we believe this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

Fair Value Determination Related to the Accounting for Business Combinations

We completed business combinations during 2015 which require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, we use valuation techniques such as discounted cash flow analysis under the income approach. Major factors considered include historical financial results and assumptions including future growth rates, terminal rate and an estimate of weighted average cost of capital. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Impairment of Goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. We, however, select to proceed directly to perform a two-step goodwill impairment test. The first step compares the fair values of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit. No goodwill impairment losses were recognized for the years ended December 31, 2015 and 2016.

Revenue Recognition

Our services are the provisions of online marketing services. We derive revenue from these services based on the specific terms of the contracts which are (i) agreed incentive to be earned for being a sales agent of a publisher, (ii) cost-plus, or (iii) specified actions (i.e. CPM, CPC, CPA, CPS, CPL or ROI). Our revenue is presented either on a gross or net basis which is further discussed below.

We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement with the customer exists reflecting the terms and conditions under which the services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Collectability is assessed based on a number of factors, including the creditworthiness of a customer, the size and nature of a customer’s business and transaction history. Amounts collected in excess of revenue recognized are included as deferred revenue. Revenues are recorded net of value-added taxes and surcharges.

Sales agent

In the arrangement with a particular publisher, we act as a sales agent for this publisher by having marketing clients market with this publisher. In return, we earn incentives from this publisher based on contractually stipulated amounts once certain spending thresholds are achieved. We consider this particular publisher as our customer and record such incentives as net revenues. Incentives from this publisher are calculated on both a quarterly and an annual basis in accordance with the terms as listed in the arrangement.

Cost-Plus

For cost-plus advertisement campaigns, sales are valued at the fair value of the amount received. Discounts granted to clients under cost-plus marketing campaigns, along with free or extended marketing campaigns, are recorded as a deduction from revenue. In the normal course of business, we act as an intermediary in executing transactions with third parties, specifically, we are not the principal in executing these transactions as we are acting on behalf of the website publishers.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in our transactions. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, because we are facilitating the customers and the publishers to purchase and to sell advertising inventory and the pricing is generally restricted by the costs incurred through purchasing the advertising inventory, we conclude that we are not the principal in these arrangements and therefore report revenue earned and costs incurred related to these transaction on a net basis.

Specified Actions

We also generate revenue from performing specified actions (i.e. a CPM, CPC, CPA, CPS, CPL or ROI basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue on a CPA, CPS, CPL or ROI basis is recognized once agreed actions are performed. While none of the factors individually are considered presumptive or determinative, because we are the primary obligor and are responsible for (1) identifying and contracting with third-party customers; (2) identifying website publishers to provide website spaces where the Group views the website publishers as suppliers; (3) establishing the selling prices of each of the CPM, CPC, CPA, CPS, CPL or ROI pricing model; (4) performing all billing and collection activities, including retaining credit risk; and (5) bearing sole responsibility for fulfillment of the advertising, the Group acts as the principal of these arrangements and therefore reports revenue earned and costs incurred related to these transactions on a gross basis.

Rebates

Throughout the various services delivered to our clients under the cost-plus and specified action arrangements, we earn rebates from our publishers and grant rebates to clients. The rebates we grant to clients under cost-plus/specified actions arrangement are recorded as deduction from revenue and are recorded based on the amount our customers would ultimately need to spend to earn the corresponding level of rebates. We are also able to reasonably estimate the spending our customers can ultimately achieve based on the historical spending patterns of our customers with similar arrangements. The rebates we receive from our publishers under the cost-plus and specified action arrangements are recorded as reduction of cost of revenue under the specified actions arrangement while under the cost-plus arrangement, they are recorded as revenue. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred. Furthermore, no rebates has been received from the publisher under the sales agent arrangement.

Under the sales agent arrangement, we grant rebates to our clients under this arrangement. The majority of the clients under our sales agent arrangement are not our customers under either the cost-plus arrangement or specified action arrangement. We record rebates granted to clients under the sales agent arrangement as cost of revenues as (i) we consider these rebates are for an identifiable benefit that is separable from the clients’ purchase of our services and (ii) we are able to reasonably estimate the fair value of the benefit received from granting these rebates.

Valuation of Ordinary Shares, Preferred Shares and Share Options

Fair Value of Preferred Shares

In determining fair value of our preferred shares, we, with the assistance of independent appraisers, adopted a two-step method as follows:

Step 1: to derive the fair value of total equity by adopting the discounted cash flow (“DCF”) Method;

Step 2: based on the total equity value derived in step 1, to derive the fair value of each class of shares by adopting equity allocation method.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value of Total Equity

We, with the assistance of an independent appraiser, mainly performed retrospective valuations instead of contemporaneous valuations because, at the time of valuation, our financial resources and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. We, with the assistance of an independent appraiser, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate our enterprise value. We and our appraisers considered the market and cost approaches as inappropriate for valuing our total equity because no exactly comparable market transaction could be found for the market valuation approach, and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, we and our appraisers relied solely on the income approach in determining the fair value of our total equity and we adopted market approach in verifying the fair value. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to our company.

The income approach involves applying discounted cash flow analysis based on our projected cash flows using management’s best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross profit margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. Our projected revenues were based on expected annual growth rates derived from a combination of our historical experience and the general trend in our industry. The revenue and cost assumptions we used are consistent with our long-term business plan and market conditions in our industry. We also have to make complex and subjective judgments regarding our unique business risks, our limited operating history, and future prospects at the time of valuation.

The table below sets forth the fair value of total equity as of January 1, 2015, August 1, 2015, December 31, 2015, December 28, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, respectively:

US$ in millions
January 1, 2015	325
August 1, 2015	485
December 31, 2015	478
December 28, 2016	441
March 31, 2017	514
June 30, 2017	566
September 30, 2017	521

The other major assumptions used in calculating the fair value of total equity include:

Weighted average cost of capital, or WACC. Our cash flows were discounted to present value using discount rates that reflect the risks the management perceived as being associated with achieving the forecasts and are based on the estimate of our weighted average cost of capital, or WACC, on the issuance date. The WACCs were determined considering the risk-free rate, industry-average correlated relative volatility coefficient, or beta, equity risk premium, country risk premium, size of our company, scale of our business and our ability in achieving forecast projections. We used WACCs of 15.6%, 16.1%, 16.2%, 18.3%, 18.0%, 17.8% and 18.2% for January 1, 2015, August 1, 2015, December 31, 2015, December 28, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

Comparable companies. In deriving the WACCs, which are used as the discount rates under the income approach, four publicly traded companies in the U.S. were selected for reference as our guideline companies.

Discount for lack of marketability, or DLOM. At the time of each issuance, we were a closely-held company and there was no public market for our equity securities. To determine the discount for lack of marketability, we and the independent appraisers used the Black-Scholes put option model. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering and the volatility of the share price of the guideline companies. Based on the analysis, we used DLOM of 12.4%, 9.4%, 20.7%, 19.2%, 9.6%, 5.7% and 3.9% for January 1, 2015, August 1, 2015, December 31, 2015, December 28, 2016, March 31, 2017, June 30, 2017 and September 30, 2017 respectively.

Significant Factors Contributing to the Difference in Fair Value Determined of Total Equity

The determined fair value of total equity increased from US$324.6 million as of January 1, 2015 to US$485.4 million as of August 1, 2015, decrease to US$478.0 million as of December 31, 2015 and further to US$440.8 million as of December 31, 2016, and increase to US$513.5 million as of March 31, 2017 and further to US$566.2 million as of June 30, 2017, and decrease to US$520.8 million as of September 30, 2017. We believe the change in the fair value of our total equity was primarily attributable to the following factors:

The increase of equity value from January 2015 to August 2015 was mainly attributable to the acquisition of OptAim. Our equity values have remained fairly stable from August 2015 to December 2016 and certain fluctuation is attributable to the changes in discount rate as a result of the change in market data adopted in the CAPM model for derivation of WACC (i.e. increase in risk-free rates and unlevered beta of comparable companies has been observed by end of 2015 and 2016). The increase of equity value from December 2016 to June 2017 was attributed to the decrease in lack of marketability discount as a result of the closer timing of the expected initial public offering. The decrease from June 2017 was as a result of the increase in WACC and update on financial projections as of September 30, 2017 to align with our actual performance up to the Valuation Date.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value of Preferred Shares

Based on the total equity value as determined by step 1, we, with the assistance of independent appraisers, adopted the Equity Allocation Model, which was referenced to the “Practice Aid — Valuation of Privately Held Company Equity Securities Issued as Compensation” issued by the AICPA in 2013, to allocate the equity value of the Company to different class of shares.

We have six classes of shares — ordinary shares, series A preferred shares, series B preferred shares, series C preferred shares, series D preferred shares and series E preferred shares. Under such capital structure, different classes of shareholders have economic or control rights disproportionate to their ownership percentage. As such, the fair value of total equity value is allocated to different classes of shareholders regarding to the economic and control rights associated.

As mentioned in the Amended and Restated Memorandum of Association, total equity value will be allocated to different classes of shareholders under three different scenarios, namely liquidation scenario, redemption scenario and conversion scenario (i.e. the IPO scenario).

Under the liquidation scenario and redemption scenario, we applied the Black-Scholes put option model to allocate the total equity value to these four classes of shares while total equity value is allocated on as-if-fully converted basis under the conversion scenario.

The key assumptions used in the equity allocation model with contingent claim to allocate the total equity value under the liquidation scenario and redemption scenario include:

•	Current equity value. Current equity value is determined as the total equity value derived by step 1;

•	Life to expiration. Life to expiration is determined based on the remaining contractual life of each class of preferred shares;

•	Risk free interest rate. Risk free interest rate is determined based on the yield of U.S. Treasury Strips with a maturity life equal to the expected life to expiration; and

•	Volatility. volatility is determined based on our comparable companies.

After deriving the values of preferred and ordinary shares under each of the liquidation scenario, redemption scenario and conversion scenario, we then assigned the probabilities of each scenario to arrive at the probability weighted value of each class of shares. The table below sets forth the probability of the three scenarios used in calculating the fair value of the preferred shares as of January 1, 2015, August 1, 2015, December 31, 2015, December 28, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, respectively:

	Liquidation Scenario	Redemption Scenario	Conversion Scenario
January 1, 2015	12.5%	12.5%	75.0%
August 1, 2015	10.0%	10.0%	80.0%
December 31, 2015	10.0%	10.0%	80.0%
December 28, 2016	5.0%	5.0%	90.0%
March 31, 2017	5.0%	5.0%	90.0%
June 30, 2017	5.0%	5.0%	90.0%
September 30, 2017	5.0%	5.0%	90.0%

The table below sets forth the fair value of ordinary shares and preferred shares as of January 1, 2015, August 1, 2015, December 31, 2015, December 28, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

	Preferred Shares					Ordinary Shares
	Series - A	Series - B	Series - C	Series - D	Series - E
	(US$ in millions)
January 1, 2015	35	39	23	48	—	183
August 1, 2015	48	51	31	58	—	296
December 31, 2015	49	38	32	59	—	305
December 28, 2016	44	34	29	49	21	293
March 31, 2017	49	37	32	54	23	327
June 30, 2017	54	41	35	58	25	361
September 30, 2017	49	38	32	54	23	333

Share-Based Compensation

We grant share options to eligible employees and account for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation.

Share-based awards are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period. Compensation cost is accrued if it is probable that a performance condition will be achieved. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes in facts and circumstances, if any. We revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates. Grant date fair values of the awards are calculated using the binomial option pricing model with the assistance from an independent appraiser. The binomial option pricing model is used to measure the value of the awards. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility, risk-free interest rates, exercise multiple, expected dividend yield and expected term. The table below sets forth the key assumptions used in the binomial option model:

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2015 and 2016 and nine months ended September 30, 2017 were estimated using the following assumptions:

Grant Date	Risk-free interest rate(1)	Dividend yield(2)	Volatility rate(3)	Expected term (in years)(4)
January 1, 2015	0.09%	0%	47.34%	NA
January 1, 2015	2.37%	0%	53.47%	NA
February 1, 2015	1.88%	0%	54.55%	NA
September 30, 2015	2.57%	0%	52.87%	NA
July 6, 2015	2.53%	0%	52.60%	NA
July 6, 2015	2.58%	0%	52.64%	NA
August 1, 2015	2.34%	0%	52.78%	NA
December 31, 2015	2.52%	0%	55.54%	NA
April 1, 2016	2.00%	0%	49.37%	NA
July 1, 2016	1.62%	0%	50.52%	NA
January 1, 2017	2.67%	0%	50.75%	NA
April 1, 2017	2.59%	0%	50.79%	NA
July 1, 2017	2.35%	0%	47.59%	NA

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the yield of U.S. Treasury Strips sourced from Bloomberg as of the valuation dates.
(2)	The Company has no history or expectation of paying dividends on its ordinary shares.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	The expected term is developed by assuming the share options will be exercised towards the end of maturity dates.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends. See “Risk Factors — Risks Related to Our Business and Industry — We have experienced fluctuation in growth in recent periods, and our historical growth rates may not be indicative of our future growth.”

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Net revenues	65,242	100.0	95,357	100.0	69,973	100.0	85,497	100.0
Cost of revenues	(34,531)	(52.9)	(61,048)	(64.0)	(44,847)	(64.1)	(65,688)	(76.8)

Gross profit	30,711	47.1	34,309	36.0	25,126	35.9	19,809	23.2

Operating expenses
Research and development expenses	(8,106)	(12.4)	(8,584)	(9.0)	(6,480)	(9.3)	(4,578)	(5.4)
Sales and marketing expenses	(31,385)	(48.1)	(28,266)	(29.6)	(20,733)	(29.6)	(17,648)	(20.6)
General and administrative expenses	(12,745)	(19.5)	(26,767)	(28.1)	(7,165)	(10.2)	(6,927)	(8.1)

Total operating expenses	(52,236)	(80.0)	(63,617)	(66.7)	(34,378)	(49.1)	(29,153)	(34.1)

Operating loss	(21,525)	(33.0)	(29,308)	(30.7)	(9,252)	(13.2)	(9,344)	(10.9)
Interest expense	(107)	(0.2)	(713)	(0.7)	(489)	(0.7)	(421)	(0.5)
Other gains/(losses), net	791	1.2	(1,082)	(1.1)	(377)	(0.5)	1,436	1.7
Fair value (loss)/gain on derivative liabilities	(19,390)	(29.7)	3,995	4.2	1,497	(2.1)	(7,056)	(8.3)

Loss before income tax expense	(40,231)	(61.7)	(27,108)	(28.3)	(8,621)	(12.3)	(15,385)	(18.0)
Income tax benefit/(expense)	555	0.9	(222)	(0.2)	240	0.3	(499)	(0.6)
Share of loss from an equity investee	(38)	(0.1)	—	—	—	—	—	—

Net loss	(39,714)	(60.9)	(27,330)	(28.5)	(8,381)	(12.0)	(15,884)	(18.6)

Key Components of Results of Operations

Net Revenues

We generate revenue primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publisher under our sales agency arrangement. Please refer to “— Key Operating and Financial Metrics — Net Revenues”, “— Critical Accounting Policies — Revenue Recognition” and “— Critical Accounting Policies — Rebates” for a description of the components of our net revenues and revenue recognition policies.

The table below shows our net revenues breakdown for our mobile audience solutions and other solutions for the periods presented.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Net revenues from mobile audience solutions	11,908	18.3	57,761	60.6	42,018	60.0	67,252	78.7
Net revenues from other solutions	53,334	81.7	37,596	39.4	27,955	40.0	18,245	21.3

Total net revenues	65,242	100	95,357	100	69,973	100	85,497	100

The table below shows our rebates received from publishers under cost-plus marketing campaigns, which were recognized as net revenues for our mobile audience solutions and other solutions for the periods presented.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Rebates received from publishers for mobile audience solutions	4,555	7.0	7,940	8.3	6,201	8.9	6,094	7.1
Rebates received from publishers for other solutions(1)	12,145	18.6	6,241	6.5	5,341	7.6	1,444	1.7
Rebates received from publishers	16,700	25.6	14,181	14.8	11,542	16.5	7,538	8.8

(1)	of which US$4,138 thousand, US$974 thousand, US$848 thousand and US$429 thousand in 2015, 2016, nine months ended September 30, 2016 and nine months ended September 30, 2017 were received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement.

The table below shows our incentive revenues received from the publisher under our sales agency arrangement, which were recognized as net revenues for our mobile audience solutions and other solutions for the periods presented.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Incentive revenues received from the publisher for our mobile audience solutions	—	—	—	—	—	—	—	—
Incentive revenues received from the publisher for our other solutions(1)	7,098	10.9	7,924	8.3	6,595	9.4	6,011	7.0
Incentive revenues received from the publisher	7,098	10.9	7,924	8.3	6,595	9.4	6,011	7.0

(1)	Exclude rebates in the amount of US$4,138 thousand, US$974 thousand, US$848 thousand and US$429 thousand in 2015, 2016, nine months ended September 30, 2016 and nine months ended September 30, 2017 received under cost-plus marketing campaigns from the publisher for which we acted as its sales agent under our sales agency arrangement.

The table below shows our rebates and discounts we granted to marketers and marketing agencies under our cost-plus and specified action marketing campaigns for our mobile audience solutions and other solutions for the periods presented. These rebates and discounts are recognized as reduction of net revenues.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Rebates and discounts we granted	(14,982)	(22.9)	(17,021)	(17.8)	(12,552)	(17.9)	(14,721)	(17.2)
Rebates and discounts we granted for mobile audience solutions(1)	(6,820)	(10.4)	(10,675)	(11.2)	(7,330)	(10.5)	(13,131)	(15.4)
Rebates and discounts we granted for other solutions(2)	(8,162)	(12.5)	(6,346)	(6.6)	(5,222)	(7.4)	(1,590)	(1.8)

(1)	Of which US$(412) thousand, US$(6,347) thousand, US$(3,996) thousand and US$(8,937) thousand were in connection with our specified action (i.e., gross) marketing campaigns, and US$(6,408) thousand, US$(4,328) thousand, US$(3,334) thousand and US$(4,194) thousand were in connection with our cost-plus (i.e., net) marketing campaigns in 2015, 2016 and the nine months ended September 30, 2016 and 2017, respectively.
(2)	Of which US$(3,620) thousand, US$(2,047) thousand, US$(1,480) thousand and US$(639) thousand were in connection with our specified action (i.e., gross) marketing campaigns, and US$(4,542) thousand, US$(4,299) thousand, US$(3,742) thousand and US$(951) thousand were in connection with our cost-plus (i.e., net) marketing campaigns in 2015, 2016 and the nine months ended September 30, 2016 and 2017, respectively.

We have a diverse client base in terms of the geographic location of our clients’ or marketers’ headquarters as we help them, especially multinational marketers, navigate through the fragmented online marketing landscapes in China to identify and reach their potential audience. In determining the geographic classification of our revenue, we look at the geographic location of our subsidiary or VIE which executed the marketing campaign contract. Our subsidiaries or VIE in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for the other clients. In 2015, 2016 and the nine months ended September 30, 2016 and 2017, we derived 53.2%, 25.3%, 24.8% and 17.2% of our net revenues from outside China, respectively. Our net revenues from clients in China increased significantly from 2015 to 2016 and from the nine months ended September 30, 2016 compared to the same period in 2017 as a result of our acquisition of OptAim, which used its consolidated subsidiaries in China to execute marketing campaign contracts, and as we continued to prioritize the execution of our mobile strategy. Clients for our mobile audience solutions are primarily based in China. Our net revenues from clients outside China decreased from 2015 to 2016 and from the nine months ended September 30, 2016 compared to the same period in 2017 as we continued to optimize the client base for other solutions to focus on profitability and liquidity. Clients outside of China primarily use our other solutions. The table below shows our net revenues breakdown by geographic region for the periods presented.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
PRC	30,505	46.8	71,214	74.7	52,640	75.2	70,818	82.8
Hong Kong	34,442	52.8	22,766	23.9	16,601	23.8	13,368	15.7
Others	295	0.4	1,377	1.4	732	1.0	1,311	1.5

Total net revenues	65,242	100	95,357	100	69,973	100	85,497	100

Cost of Revenues; Gross Profit Margin

Cost of revenues primarily consists of:

•	Media cost in connection with specified-action marketing campaigns. Media cost refers to cost we pay to publishers for acquisition of content distribution opportunities, which is partially offset by rebates we receive from publishers in specified-action marketing campaigns. Media cost represented 81.8%, 88.2%, 88.0% and 92.1% of our cost of revenues in 2015, 2016 and the nine months ended September 30, 2016 and 2017, respectively.

•	Rebates we grant under our sales agency arrangement. Rebates we grant under our sales agency arrangement are recognized as cost of revenues and represented 9.5%, 4.2%, 4.3% and 2.8% of our cost of revenues in 2015, 2016 and the nine months ended September 30, 2016 and 2017, respectively. The decrease from 2015 to 2016 was mainly due to the decrease in rebate rates for rebates we granted under our sales agency arrangement as a result of our increased bargaining power as we solidified our market position as the largest independent online marketing technology platform in China in terms of gross billing, partially offset by the increase in gross billing under our sales agency arrangement from US$46.4 million in 2015 to US$56.8 million in 2016. The decrease the nine months ended September 30, 2016 to the same period in 2017 was mainly due to a decrease in gross billing under our sales agency arrangement from US$33.7 million in the nine months ended September 30, 2016 to US$27.0 million in the same period in 2017, and the decrease in rebate rates for rebates to we granted under our sales agency arrangement as a result of our increased bargaining power as we solidified our market position as the largest independent online marketing technology platform in China in terms of gross billing.

The table below shows the rebates we granted to marketers and marketing agencies under our sales agency arrangement for our mobile audience solutions and other solutions for the periods presented. These rebates are recognized as cost of revenues.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% cost of revenues)	(US$ in thousands)	(% of cost of revenues)	(US$ in thousands)	(% of cost of revenues)	(US$ in thousands)	(% of cost of revenues)
Rebates we granted	(3,291)	(9.5)	(2,568)	(4.2)	(1,942)	(4.3)	(1,840)	(2.8)
Rebates we granted for mobile audience solutions	—	—	—	—	—	—	—	—
Rebates we granted for other solutions	(3,291)	(9.5)	(2,568)	(4.2)	(1,942)	(4.3)	(1,840)	(2.8)

The table below shows our rebates received from website publishers under specified action marketing campaigns, which were recognized as deduction of cost of revenues for our mobile audience solutions and other solutions for the periods presented.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(US$ in thousands)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Rebates received from publishers	531	0.8	6,037	6.3	3,833	5.5	11,284	13.2
Rebates received from publishers for mobile audience solutions	219	0.3	5,875	6.2	3,704	5.3	11,217	13.1
Rebates received from publishers for other solutions	312	0.5	162	6.1	129	0.2	67	0.1

•	Amortization of expenses. This relates to amortization of computer software acquired in the acquisitions of Buzzinate and OptAim, which represented 5.4%, 6.8%, 6.9% and 4.7% of our cost of revenues in 2015, 2016 and the nine months ended September 30, 2016 and 2017, respectively.

The table below shows the cost of revenues, gross profit and gross profit margin for our mobile audience solutions for the periods presented. Gross profit margin for our mobile audience solutions represents gross profit as a percentage of net revenues for mobile audience solutions.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% net revenues for mobile audience solutions)	(US$ in thousands)	(% of net revenues for mobile audience solutions)	(US$ in thousands)	(% net revenues for mobile audience solutions)	(US$ in thousands)	(% net revenues for mobile audience solutions)
Cost of revenues for mobile audience solutions	8,511	71.5	48,212	83.5	35,258	83.9	61,194	91.0
Gross profit for mobile audience solutions	3,397	28.5	9,549	16.5	6,760	16.1	6,058	9.0

The table below shows the cost of revenues, gross profit and gross profit margin for our other solutions for the periods presented. Gross profit margin for our other solutions represents gross profit as a percentage of net revenues for other solutions.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% net revenues for other solutions)	(US$ in thousands)	(% of net revenues for other solutions)	(US$ in thousands)	(% net revenues for other solutions)	(US$ in thousands)	(% net revenues for other solutions)
Cost of revenues for other solutions	26,020	48.8	12,836	34.1	9,589	34.3	4,494	24.6
Gross profit for other solutions	27,314	51.2	24,760	65.9	18,366	65.7	13,751	75.4

Due to competitive landscape and pricing pressure as mobile audience solutions are relatively nascent compared to other solutions, with companies competing for more market share as they enter into this market and as mobile apps publishers tend to have stronger bargaining power compared to other online publishers as a result of the growing popularity of mobile apps, mobile audience solutions tend to command a lower gross profit margin compared to non-mobile marketing solutions. In addition, a larger percentage of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in 2016 and in the nine months ended September 30, 2016 and 2017, which was 48.2%, 46.1% and 63.1% respectively, compared to that for our other solutions in the same period, which was 14.4%, 14.2% and 11.4%, respectively. As a result, gross profit margins for our mobile audience solutions in 2015, 2016 and the nine months ended September 30, 2016 and 2017, which were 28.5%, 16.5%, 16.1% and 9.0%, respectively, were significantly lower than those for our other solutions, which were 51.2%, 65.9%, 65.7% and 75.4%, respectively, for the same periods.

The table below shows the cost of revenues, gross profit and gross profit margin for our sales agency arrangement for the periods presented. Cost of revenues for sales agency arrangement primarily consists of rebates we granted to marketer and marketing agency clients under the sales agency arrangement. Gross profit margin for sales agency arrangement represents gross profit as a percentage of net revenues derived from sales agency arrangement.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% net revenues for sales agency arrangement)	(US$ in thousands)	(% net revenues for sales agency arrangement)	(US$ in thousands)	(% net revenues for sales agency arrangement)	(US$ in thousands)	(% net revenues for sales agency arrangement)
Cost of revenues for sales agency arrangement	3,291	46.4	2,568	32.4	1,942	29.4	1,840	30.6
Gross profit for sales agency arrangement	3,807	53.6	5,356	67.6	4,653	70.6	4,171	69.4

The table below shows the cost of revenues, gross profit and gross profit margin for cost-plus marketing campaigns for the periods presented. Cost of revenues for cost-plus marketing campaigns primarily consists of salaries and benefits of the relevant operations and support personnel and depreciation of relevant property and equipment depreciation. Gross profit margin for cost-plus marketing campaigns represents gross profit as a percentage of net revenues derived from cost-plus marketing campaigns.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% net revenues for cost-plus marketing campaigns)	(US$ in thousands)	(% net revenues for cost-plus marketing campaigns)	(US$ in thousands)	(% net revenues for cost-plus marketing campaigns)	(US$ in thousands)	(% net revenues for cost-plus marketing campaigns)
Cost of revenues for cost-plus marketing campaigns	1,857	9.5	2,664	17.3	1,997	17.9	1,339	19.1
Gross profit for cost-plus marketing campaigns	17,603	90.5	12,714	82.7	9,127	82.1	5,687	80.9

The table below shows the cost of revenues, gross profit and gross profit margin for specified action marketing campaigns for the periods presented. Cost of revenues for specified action marketing campaigns primarily consists of media cost, as deducted by rebates received from publishers. Gross profit margin for specified action marketing campaigns represents gross profit as a percentage of net revenues derived from specified action marketing campaigns.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% net revenues for specified action marketing campaigns	(US$ in thousands)	(% net revenues for specified action marketing campaigns	(US$ in thousands)	(% net revenues for specified action marketing campaigns	(US$ in thousands)	(% net revenues for specified action marketing campaigns
Cost of revenues for specified action marketing campaigns	29,383	76.0	55,816	77.5	40,907	78.3	62,509	86.3
Gross profit for specified action marketing campaigns	9,301	24.0	16,239	22.5	11,347	21.7	9,951	13.7

Operating Expenses

We classify our operating expenses into three categories: research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,				Nine Months Ended September 30,
	2015		2016		2016		2017
	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)	(US$ in thousands)	(% of net revenues)
Operating expenses
Research and development expenses	(8,106)	(12.4)	(8,584)	(9.0)	(6,480)	(9.3)	(4,578)	(5.4)
Sales and marketing expenses	(31,385)	(48.1)	(28,266)	(29.6)	(20,733)	(29.6)	(17,648)	(20.6)
General and administrative expenses	(12,745)	(19.5)	(26,767)	(28.1)	(7,165)	(10.2)	(6,927)	(8.1)

Total operating expenses	(52,236)	(80.0)	(63,617)	(66.7)	(34,378)	(49.1)	(29,153)	(34.1)

•	Sales and marketing expenses. Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, and (ii) salary and welfare for sales and marketing personnel.

•	General and administrative expenses. General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) allowance for doubtful receivables, (iii) professional service fees, and (iv) compensation to certain senior management of OptAim in 2015 in connection with our acquisition. Allowance for doubtful receivables, which related to account receivable from certain agency clients was US$1.7 million, US$0.1 million, US$0.0 million and US$0.0 million in 2015, 2016 and the nine months ended September 30, 2016 and 2017, respectively. Professional service fees primarily related to legal and audit service in connection with our private placements and OptAim acquisition and preparation for this offering. We expect to continue to invest in our corporate infrastructure and incur expenses related to being a public company, including increased accounting and legal fees, investor relations costs and compliance costs. As a result, we anticipate that general and administrative expenses will continue to increase in future periods.

•	Research and development expenses. Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) rental expenses and (iii) depreciation of office premise and (iv) servers utilized by research and development personnel.

Taxation

The Cayman Islands

We and our subsidiary incorporated in the Cayman Islands are not subject to income, corporation or capital gains tax, estate duty, inheritance tax or gift tax. In addition, payment of dividends to our shareholders or the shareholder of our subsidiary in the Cayman Islands are not subject to withholding tax in the Cayman Islands.

The British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes, estate duty, inheritance tax or gift tax. In addition, payment of dividends to the shareholders of our subsidiaries in British Virgin Islands are not subject to withholding tax in the British Virgin Islands.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong under the current Hong Kong Inland Revenue Ordinance. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, our consolidated VIE and its subsidiary, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

We are subject to value added tax, or VAT, at a rate of 6% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since August 2013 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016

Net Revenues

Our net revenues increased by US$15.5 million, or 22.1%, from US$70.0 million in the nine months ended September 30, 2016 to US$85.5 million in the same period in 2017, primarily as a result of an increase in our net revenues from our mobile audience solutions and partially offset by a decrease in our net revenues from our other solutions.

Net revenues from our mobile audience solutions increased by US$25.2 million, or 60.1% from US$42.0 million in the nine months ended September 30, 2016 to US$67.3 million in the same period in 2017 as a result of an increase in gross billing from mobile audience solutions and a larger percentage of our gross billing from mobile audience solutions being recognized as net revenues on a gross basis in the nine months ended September 30, 2017 compared to the same period in 2016. US$38.7 million, or 46.1%, of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in the nine months ended September 30, 2016, compared to US$65.9 million, or 63.1%, in the same period in 2017. Rebates received from publishers and recognized as net revenues decreased by US$0.1 million or 1.7% from US$6.2 million in the nine months ended September 30, 2016 to US$6.1 million in the nine months ended September 30, 2017 for our mobile audience solutions as gross billing from mobile audience solutions that was recognized on a net basis decreased. We did not receive any incentives from the publisher under our sales agency arrangement in the nine months ended September 30, 2016 and the same period in 2017 for our mobile audience solutions. Rebates and discounts granted to our clients and recognized as deduction of revenues increased by US$5.8 million, or 79.5% from US$7.3 million in the nine months ended September 30, 2016 to US$13.1 million in the same period in 2017 for our mobile solutions as gross billing from mobile audience solutions increased.

Net revenues from our other solutions decreased by US$9.7 million or 34.7% from US$28.0 million in the nine months ended September 30, 2016 to US$18.2 million in the same period in 2017 primarily as a result of a decrease in gross billing from other solutions and smaller percentage of our gross billing from other solutions being recognized as net revenues on a gross basis. US$13.6 million, or 14.2%, of gross billing from other solutions was recognized as net revenues on a gross basis in the nine months ended September 30, 2016, compared to US$6.6 million, or 11.4%, in the same period in 2017. Rebates received from publishers and recognized as net revenues decreased by US$3.9 million or 73.0% from US$5.3 million in the nine months ended September 30, 2016 to US$1.4 million in the same period in 2017 for our other solutions as gross billing from other solutions that were conducted on a cost-plus basis decreased. Incentives received from the publisher under our sales agency arrangement, which were recognized as net revenues decreased by US$0.6 million, or 8.9% from US$6.6 million in the nine months ended September 30, 2016 to US$6.0 million in the same period in 2017 for our other solutions due to a decrease in gross billing under the sales agency arrangement. Rebates granted to our clients and recognized as deduction of revenues decreased by US$3.6 million, or 69.2% from US$5.2 million in the nine months ended September 30, 2017 to US$1.6 million in the same period in 2017 for our other solutions as gross billing from other solutions decreased.

Cost of Revenues, Gross Profit and Gross Profit Margin

	Nine Months Ended September 30,
	2016	2017
	(US$ in thousands, except %)
Cost of revenues	44,847	65,688
Gross profit	25,126	19,809
Gross profit margin	35.9%	23.2%

Our cost of revenues increased by US$20.9 million, or 46.7%, from US$44.8 million in the nine months ended September 30, 2016 to US$65.7 million in the same period in 2017, primarily as a result of an increase in media cost, which increased by US$21.1 million, or 53.6%, from US$39.4 million in the nine months ended September 30, 2016 to US$60.5 million in the same period in 2017 as a result of a larger percentage of gross billing being recognized as net revenues on a gross basis. 44.8% of our gross billing in the nine months ended September 30, 2017 was recognized as net revenues on a gross basis, compared to 29.1% in the same period in 2016. Cost of revenues for our mobile audience solutions increased by US$25.9 million, or 73.4%, from US$35.3 million to US$61.2 million, while cost of revenues for our other solutions decreased by US$5.1 million, or 53.1%, from US$9.6 million to US$4.5 million.

The increase in cost of revenues for our mobile audience solutions was in line with the growth of gross billing from mobile audience solutions and also due to an increased percentage of gross billing from mobile audience solutions being recognized as net revenues on a gross basis. US$65.9 million, or 63.1%, of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in the nine months ended September 30, 2017, compared to US$38.7 million, or 46.1%, in the same period in 2016. No rebate or discount we granted was recognized as cost of revenues for our mobile audience solutions in the nine months ended September 30, 2016 or 2017. Rebates received from website publishers recognized as deduction of cost of revenues increased by US$7.5 million, or 202.7% from US$3.7 million in the nine months ended September 30, 2016 to US$11.2 million in the same period in 2017 for our mobile audience solutions as gross billing from mobile audience solutions that was recognized as net revenues on a gross basis increased.

The decrease in cost of revenues from our other solutions was in line with the decrease of gross billing from other solutions and also due to a decreased percentage of gross billing from other solutions being recognized as net revenues on a gross basis. US$6.5 million, or 11.4%, of gross billing from other solutions was recognized as net revenues on a gross basis in the nine months ended September 30, 2017, compared to US$13.6 million or 14.2% in the same period in 2016. Rebates we granted and recognized as cost of revenues, which related to rebates we granted to marketers and marketing agencies under our sales agency arrangement decreased by US$0.1 million, or 5.3%, from US$1.9 million in the nine months ended September 30, 2016 to US$1.8 million in the same period in 2017 for other solutions in line with the decrease of gross billing from our sales agency arrangement. Rebates received from website publishers recognized as deduction of cost of revenues decreased by US$62,000, or 48.1%, from US$129,000 in the nine months ended September 30, 2016 to US$67,000 in the same period in 2017 for our other solutions as gross billing from other solutions that was recognized on a gross basis decreased.

As a result of the above, our gross profit decreased from US$25.1 million in the nine months ended September 30, 2016 to US$19.8 million in the same period in 2017. Specifically, gross profit for our mobile audience solutions decreased by US$0.7 million, or 10.4%, from US$6.8 million in the nine months ended September 30, 2016 to US$6.1 million in the same period in 2017, and gross profit for our other solutions decreased by US$4.6 million, or 25.1% from US$18.4 million in the nine months ended September 30, 2016 to US$13.8 million in the same period in 2017. Our gross profit margin decreased from 35.9% in the nine months ended September 30, 2016 to 23.2% in the same period in 2017 primarily due to the expansion in our mobile audience solutions. Gross profit margin for our mobile audience solutions decreased from 16.1% in the nine months ended September 30, 2016 to 9.0% in the same period in 2017 as a result of competitive pressure and a larger percentage of gross billing for our mobile audience solutions being recognized as net revenues on a gross basis in the nine months ended September 30, 2017 compared to the same period in 2016. Gross profit margin for our other solutions increased from 65.7% in the nine months ended September 30, 2016 to 75.4% in the nine months ended September 30, 2017 as we continued to optimize the client base for other solutions to focus on profitability and liquidity and as a result of a smaller percentage of gross billing for our other solutions being recognized as net revenues on a gross basis in the nine months ended September 30, 2017 compared to the same period in 2016.

Due to competitive landscape and pricing pressure as mobile audience solutions are relatively nascent compared to other solutions, with companies competing for more market share as they enter into this market and as mobile apps publishers tend to have stronger bargaining power compared to other online publishers as a result of the growing popularity of mobile apps, mobile audience solutions tend to command a lower gross profit margin compared to non-mobile marketing solutions. Furthermore, as we continue to focus on the growth of our mobile audience solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients, compared to direct marketer clients. Marketing agency clients represented 21.6% and 27.5% of our clients in the nine months ended September 30, 2016 and September 30, 2017, respectively. In addition, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, a larger percentage of gross billing from our mobile audience solutions was recognized as net revenues on a gross basis in the nine months ended September 30, 2017, which was 63.1%, compared to that for our other solutions in the same period, which was 11.4%. As a result, gross profit margins for our mobile audience solutions in the nine months ended September 30, 2016 and 2017 were significantly lower than those for our other solutions for the same periods.

Operating Expenses

Our operating expenses decreased by US$5.2 million, or 15.2%, during the nine months ended September 30, 2017 compared to the same period in 2016, primarily due to decreases in research and development expenses, sales and marketing expenses and general and administrative expenses. Our operating expenses as a percentage of net revenues decreased from 49.1% in the nine months ended September 30, 2016 to 34.1% in the same period in 2017.

•	Sales and marketing expenses. Our sales and marketing expenses decreased by US$3.1 million, or 14.9%, from US$20.7 million in the nine months ended September 30, 2016 to US$17.6 million in the same period in 2017. The decrease was primarily due to a decrease in staff costs as we continued to optimize the client base for other solutions to focus on profitability and liquidity and as we continued to benefit from the synergies from the integration of complementary sales and marketing capabilities of OptAim, which had been completed by the end of June 30, 2017 and economies of scale. As a result, sales and marketing expenses as a percentage of net revenues also decreased from 29.6% in the nine months ended September 30, 2016 to 20.6% in the same period in 2017.

•	General and administrative expenses. Our general and administrative expenses decreased by US$0.2 million, or 3.3%, from US$7.2 million in the nine months ended September 30, 2016 to US$6.9 million in the same period in 2017, primarily due to a decrease in staff costs as we streamlined our general and administrative functions and reduced the relevant staff headcount as we further integrated OptAim’s operations, which had been completed by the end of June 30, 2017. General and administrative expenses as a percentage of net revenues decreased from 10.2% in the nine months ended September 30, 2016 to 8.1% in the same period in 2017.

•	Research and development expenses. Our research and development expenses decreased by US$1.9 million, or 29.4%, from US$6.5 million in the nine months ended September 30, 2016 to US$4.6 million in the same period in 2017, primarily due to a decrease in staff costs, as we continued to benefit from the synergies from the integration of the complementary research and development capabilities of OptAim and economies of scale. As a result, research and development expenses as a percentage of our net revenues decreased from 9.3% in the nine months ended September 30, 2016 to 5.4% in the same period in 2017.

Interest Expense

Our interest expense was flat at US$0.4 million for the nine months ended September 30, 2016 and the same period in 2017.

Other Gains/(Losses), Net

Our other losses, net was US$0.4 million in the nine months ended September 30, 2016, compared to other gains, net of US$1.4 million in the same period in 2017. The change was primarily due to an decrease by US$1.7 million from US$0.4 million loss in the nine months ended September 30, 2016 to US$1.3 million gain in the same period in 2017 in net exchange gain mainly due to the depreciation of Renminbi against the US dollars.

Fair Value (Loss)/Gain on Derivative Liabilities

Our fair value gain on derivative liabilities was US$1.5 million in the nine months ended September 30, 2016, compared to a fair value loss on derivative liabilities of US$7.1 million in the same period in 2017. The fair value gain or loss on derivative liabilities related to our preferred shares, the conversion and redemption features of which are required to be bifurcated and accounted for as derivative liabilities. The fair value gain on derivative liabilities of US$1.5 million in the nine months ended September 30, 2016 was primarily related to our series A, B and E preferred shares. The fair value loss on derivative liabilities of US$7.1 million in the nine months ended September 30, 2017 was primarily due to an increase in our enterprise value as a result of decrease in lack of marketability discount as we are approaching an initial public offering.

Income Tax Benefit/(Expenses)

We recorded an income tax benefit of US$0.2 million in the nine months ended September 30, 2016 and an income tax expense of US$0.5 million in the same period in 2017. Such change was resulted from fluctuations of composition of loss/profit before tax of our Hong Kong and PRC subsidiaries.

Net Loss

As a result of the foregoing, our net loss increased by 89.5% from US$8.4 million in the nine months ended September 30, 2016 to US$15.9 million in the same period in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues

Our net revenues increased by US$30.2 million, or 46.2%, from US$65.2 million in 2015 to US$95.4 million in 2016, primarily as a result of an increase in our net revenues from our mobile audience solutions and partially offset by a decrease in our net revenues from our other solutions.

Net revenues from our mobile audience solutions increased by US$45.9 million, or 385.1% from US$11.9 million in 2015 to US$57.8 million in 2016 as a result of an increase in gross billing from mobile audience solutions and a larger percentage of our gross billing from mobile audience solutions being recognized as net revenues on a gross basis in 2016 compared to 2015. US$54.2 million, or 48.2%, of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in 2016, compared to US$7.9 million, or 19.1%, in 2015. Rebates received from publishers and recognized as net revenues decreased by US$2.5 million or 24.0% from US$10.4 million in 2015 to US$7.9 million in 2016 for our mobile audience solutions as gross billing from mobile audience solutions that was recognized on a net basis decreased. We did not receive any incentives from the publisher under our sales agency arrangement in 2015 and 2016 for our mobile audience solutions. OptAim contributed US$51.1 million to our net revenues in 2016, compared to US$11.7 million from July 24, 2015, when we acquired OptAim, to December 31, 2015. All such net revenues contribution from OptAim related to our mobile audience solutions. Rebates and discounts we granted and recognized as deduction of revenues increased by US$3.9 million, or 56.5% from US$6.8 million in 2015 to US$10.7 million in 2016 for our mobile audience solutions as gross billing from mobile audience solutions increased.

Net revenues from our other solutions decreased by US$15.7 million or 29.5% from US$53.3 million in 2015 to US$37.6 million in 2016 primarily as a result of a decrease in gross billing from other solutions and smaller percentage of our gross billing from other solutions being recognized as net revenues on a gross basis in 2016 compared to 2015. US$17.9 million, or 14.4%, of gross billing from other solutions was recognized as net revenues on a gross basis in 2016, compared to US$30.8 million or 22.5% in 2015. Rebates received from publishers and recognized as net revenues decreased by US$6.7 million or 47.9% from US$14.0 million in 2015 to US$7.3 million in 2016 for our other solutions as gross billing from other solutions that were conducted on a cost-plus basis decreased. Incentives received from the publisher under our sales agency arrangement, which were recognized as net revenues increased by US$0.8 million, or 11.3% from US$7.1 million in 2015 to US$7.9 million in 2016 for our other solutions as a result of the increase in marketing spend by our clients. Rebates and discounts we granted and recognized as deduction of revenues decreased by US$3.5 million, or 31.9% from US$11.0 million in 2015 to US$7.5 million in 2016 for our other solutions.

Cost of Revenues, Gross Profit and Gross Profit Margin

	Year Ended December 31,
	2015	2016
	(US$ in thousands, except %)
Cost of revenues	(34,531)	(61,048)
Gross profit	30,711	34,309
Gross profit margin	47.1%	36.0%

Our cost of revenues increased by US$26.5 million, or 76.8%, from US$34.5 million in 2015 to US$61.0 million in 2016, primarily as a result of an increase in media cost, which increased by US$25.8 million, or 88.2%, from US$28.1 million in 2015 to US$53.9 million in 2016, consistent with the growth of our gross billing as we scaled up our business and as a result of a larger percentage of gross billing being recognized as net revenues on a gross basis. 30.4% of our gross billing in 2016 were recognized as net revenues on a gross basis, compared to 21.7% in 2015. Cost of revenues for our mobile audience solutions increased by US$39.7 million, or 466.4%, from US$8.5 million to US$48.2 million, while cost of revenues for our other solutions decreased by US$13.2 million, or 50.7%, from US$26.1 million to US$12.8 million.

The increase in cost of revenues for our mobile audience solutions was in line with the growth of gross billing from mobile audience solutions and also due to an increased percentage of gross billing from mobile audience solutions being recognized as net revenues on a gross basis. US$54.2 million, or 48.2%, of gross billing from mobile audience solutions was recognized as net revenues on a gross basis in 2016, compared to US$7.9 million, or 19.1%, in 2015. OptAim contributed US$47.0 million to our cost of revenues in 2016, compared to US$8.5 million from July 24, 2015, when we acquired OptAim, to December 31, 2015. All such cost of revenues contribution from OptAim related to our mobile audience solutions. No rebate or discount we granted was recognized as cost of revenues for our mobile audience solutions in 2015 or 2016. Rebates received from website publishers recognized as deduction of cost of revenues increased by US$5.7 million, or 2,582.6% from US$0.2 million in 2015 to US$5.9 million in 2016 for our mobile audience solutions as more marketing campaigns for mobile audience solutions were conducted on specified action (i.e., gross) basis.

The decrease in cost of revenues from our other solutions was in line with the decrease of gross billing from other solutions and also due to a decreased percentage of gross billing from other solutions being recognized as net revenues on a gross basis. US$17.9 million, or 14.4%, of gross billing from other solutions was recognized as net revenues on a gross basis in 2016, compared to US$30.8 million or 22.5% in 2015. Rebates we granted and recognized as cost of revenues, which related to rebates we granted to marketers and marketing agencies under our sales agency arrangement decreased by US$0.7 million or 22.0% from US$3.3 million in 2015 to US$2.6 million in 2016 for other solutions. Rebates received from website publishers recognized as deduction of cost of revenues decreased by US$0.1 million, or 48.1% from US$0.3 million in 2015 to US$0.2 million in 2016 for our other solutions as less marketing campaigns for other solutions were conducted on a specified action (i.e., gross) basis.

As a result of the above, our gross profit increased slightly from US$30.7 million in 2015 to US$34.3 million in 2016. Specifically, gross profit for our mobile audience solutions increased significantly by US$6.1 million, or 179.4%, from US$3.4 million in 2015 to US$9.5 million in 2016, and gross profit for our other solutions decreased by US$2.5 million, or 9.2% from US$27.3 million in 2015 to US$24.8 million in 2016. Our gross profit margin decreased from 47.1% in 2015 to 36.0% in 2016 primarily due to the expansion in our mobile audience solutions. In addition, a larger percentage of our gross billing in 2016 was recognized as net revenues on a gross basis compared to 2015, which also contributed to an overall lower gross profit margin in 2016 compared to 2015. Gross profit margin for our mobile audience solutions decreased from 28.5% in 2015 to 16.5% in 2016 as a result of competitive pressure and a larger percentage of gross billing for our mobile audience solutions being recognized as net revenues on a gross basis in 2016 compared to 2015. Gross profit margin for our other solutions increased from 51.2% in 2015 to 65.9% in 2016 as a result of a smaller percentage of gross billing for our other solutions being recognized as net revenues on a gross basis in 2016 compared to 2015.

Due to competitive landscape and pricing pressure as mobile audience solutions are relatively nascent compared to other solutions, with companies competing for more market share as they enter into this market and as mobile apps publishers tend to have stronger bargaining power compared to other online publishers as a result of the growing popularity of mobile apps, mobile audience solutions tend to command a lower gross profit margin compared to non-mobile marketing solutions. In addition, consistent with the general industry trends for online marketing on mobile channels and on non-mobile channels, a larger percentage of gross billing from our mobile audience solution was recognized as net revenues on a gross basis in 2016, which was 48.2%, compared to that for our other solutions in the same period, which was 14.4%. As a result, gross profit margins for our mobile audience solutions in 2015 and 2016 were significantly lower than those for our other solutions for the same periods.

Operating Expenses

Our operating expenses increased by US$11.4 million, or 21.8%, during 2016 compared to 2015, primarily due to increases in general and administrative expenses and research and development expenses, partially offset by a decrease in sales and marketing expenses. Our operating expenses as a percentage of net revenue decreased from 80.1% in 2015 to 66.7% in 2016.

•	Sales and marketing expenses. Our sales and marketing expenses decreased by US$3.1 million, or 9.9%, from US$31.4 million in 2015 to US$28.3 million in 2016. Sales and marketing expenses as a percentage of net revenues also decreased significantly from 48.1% in 2015 to 29.6% in 2016, as a result of synergies from the integration of complementary sales and marketing capabilities of OptAim and economies of scale, and as we optimized our sales and marketing efforts to focus on profitability and liquidity.

•	General and administrative expenses. Our general and administrative expenses increased by US$14.1 million, or 111.0%, from US$12.7 million in 2015 to US$26.8 million in 2016, primarily due to an increase in personnel costs of US$18.2 million related to share based compensation of US$17.6 million to one of our founders and certain other employees in the fourth quarter of 2016, and an increase in headcount for our general and administrative personnel as a result of OptAim acquisition. The increase was partially offset by a decrease in legal and professional fees of US$1.6 million, and the absence of a compensation payment of US$3.0 million to certain existing shareholders of OptAim, both of which were incurred in 2015 in connection with our acquisition of OptAim. As a result, general and administrative expenses as a percentage of net revenues increased from 19.5% in 2015 to 28.1% in 2016.

•	Research and development expenses. Our research and development expenses increased by US$0.5 million, or 5.9%, from US$8.1 million in 2015 to US$8.6 million in 2016. Research and development expenses as a percentage of our net revenues decreased from 12.4% in 2015 to 9.0% in 2016, primarily as a result of synergies from the integration of the complementary technology capabilities of OptAim and economies of scale.

Interest Expense

Our interest expense increased by 566.4%, or US$0.6 million, from US$0.1 million in 2015 to US$0.7 million in 2016. This increase was primarily due to an increase in the average balance of our outstanding bank borrowings in 2016 compared to 2015.

Other Gains/(Losses), Net

Our other gains, net was US$0.8 million in 2015, compared to other losses, net of US$1.1 million in 2016. The change was primarily due to an increase by 24.3%, or US$0.2 million, from US$0.9 million in 2015 to US$1.1 million in 2016 in net exchange loss due to the depreciation of Renminbi against the US dollars. In addition, we recorded 1) fair value gain on re-measurement of previously held equity interest in associate of US$1.2 million and 2) management fee income of US$0.4 million in 2015 in relation to our provision of office and human resource service to a third-party to help its expansion in China. We did not incur similar fair value gain and management fee in 2016.

Fair Value (Loss)/Gain on Derivative Liabilities

Our fair value loss on derivative liabilities was US$19.4 million in 2015, compared to a fair value gain on derivative liabilities of US$4.0 million in 2016. The fair value loss or gain on derivative liabilities related to our preferred shares, the conversion and redemption features of which are required to be bifurcated and accounted for as derivative liabilities. The fair value gain on derivative liabilities of US$4.0 million in 2016 was primarily related to our series A, B, D and E preferred shares. The fair value loss on derivative liabilities of US$19.4 million in 2015 was primarily related to our series A, B and D preferred shares, subsequent to which we grew our business substantially as we acquired OptAim.

Share of Losses from an Equity Investee

We incurred US$38 thousand share of losses from an equity investee, Buzzinate, in 2015. We acquired the remaining equity interest in Buzzinate in February 2015 and as a result Buzzinate has become our wholly owned subsidiary and been consolidated in our financial statements since February 2015. We did not have share of losses from an equity investee in 2016.

Income Tax Benefit / (Expenses)

We recorded an income tax benefit of US$0.6 million in 2015 and an income tax expense of US$0.2 million in 2016.

Net Loss

As a result of the foregoing, our net loss decreased by 31.2% from US$39.7 million in 2015 to US$27.3 million in 2016.

Selected Quarterly Results of Operations

The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our annual audited consolidated financial statements.

	For the Three Months Ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017
	(US$ in thousands)
Net revenues	24,048	24,704	25,384	25,884	29,857	29,756
Cost of revenues	(15,826)	(16,844)	(16,201)	(19,527)	(22,904)	(23,257)

Gross profit	8,222	7,860	9,183	6,357	6,953	6,499

Operating expenses:
Research and development expenses	(2,178)	(2,054)	(2,104)	(1,771)	(1,463)	(1,344)
Sales and marketing expenses	(7,015)	(6,650)	(7,533)	(6,617)	(5,588)	(5,443)
General and administrative expenses	(2,200)	(2,229)	(19,602)	(2,374)	(2,135)	(2,418)
Total operating expenses	(11,393)	(10,933)	(29,239)	(10,762)	(9,186)	(9,205)

Operating loss	(3,171)	(3,073)	(20,056)	(4,405)	(2,233)	(2,706)
Interest expense	(140)	(199)	(224)	(145)	(141)	(135)
Other gains/(losses), net	(165)	(308)	(705)	(33)	40	1,429
Fair value gain on re-measurement of equity investee	(4,543)	1,674	2,498	(7,430)	(7,297)	7,671

Loss before income tax expense	(8,019)	(1,906)	(18,487)	(12,013)	(9,631)	6,259
Income tax benefit/(expenses)	47	111	(462)	9	(610)	102

Net loss	(7,972)	(1,795)	(18,949)	(12,004)	(10,241)	6,361

The following table sets forth the key operating and financial metrics for each of the quarters for the period between April 1, 2016 to September 30, 2017.

	For the Three Months Ended
	June 30, 2016		September 30, 2016		December 31, 2016		March 31, 2017		June 30, 2017		September 30, 2017
	(US$ in thousands)	(% of gross billing1)	(US$ in thousands)	(% of gross billing1)	(US$ in thousands)	(% of gross billing1)	(US$ in thousands)	(% of gross billing1)	(US$ in thousands)	(% of gross billing1)	(US$ in thousands)	(% of gross billing1)
Operating Metrics:
Gross billing	60,359	100	61,138	100	56,441	100	46,879	100	56,541	100	58,434	100
Gross billing from mobile audience solutions	26,546	44.0	33,585	54.9	28,447	50.4	24,993	53.3	38,038	67.3	41,407	70.9
Gross billing from other solutions	33,813	56.0	27,553	45.1	27,994	49.6	21,886	46.7	18,503	32.7	17,027	29.1
Financial Metrics:
Net revenues	24,048	39.8	24,704	40.4	25,384	45.0	25,884	55.2	29,857	52.8	29,756	50.9
Net revenues from mobile audience solutions	13,688	51.6	17,501	52.1	15,743	55.3	18,170	72.7	24,092	63.3	24,991	60.4
Net revenues from other solutions	10,360	30.6	7,203	26.1	9,641	34.4	7,714	35.2	5,765	31.2	4,765	28.0
Adjusted EBITDA	(798)	(1.3)	(744)	(1.2)	(82)	(0.1)	(1,911)	(4.1)	30	0.1	(410)	(0.7)
Adjusted net loss	(2,342)	(3.9)	(2,238)	(3.7)	(2,284)	(4.0)	(3,479)	(7.4)	(2,123)	(3.8)	(1,821)	(3.1)

[1]	With respect to net revenues from mobile audience solutions and net revenues from other solutions, % of gross billing refers to the % of gross billing for mobile audience solutions or % of gross billing for other solutions, as the case may be.

The following table sets a reconciliation of our net loss to adjusted EBITDA for each of the quarters for the period between April 1, 2016 to September 30, 2017.

	For the Three Months Ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017
	(US$ in thousands)
Net loss	(7,972)	(1,795)	(18,949)	(12,004)	(10,241)	6,361
Add/(less):
Depreciation and amortization	1,451	1,406	1,516	1,432	1,402	1,378
Interest expense	140	199	224	145	141	135
Income tax (benefit)/expense	(47)	(111)	462	(9)	610	(102)
EBITDA	(6,428)	(301)	(16,747)	(10,436)	(8,088)	7,772
Add:
Share-based compensation	922	923	18,458	1,062	861	918
Fair value loss/(gain) on derivative liabilities	4,543	(1,674)	(2,498)	7,430	7,297	(7,671)
Share of loss from an equity investee	—	—	—	—	—	—
Compensation in relation to the acquisition of OptAim	—	—	—	—	—	—
Other gains/(losses), net	165	308	705	33	(40)	(1,429)

Adjusted EBITDA	(798)	(744)	(82)	(1,911)	30	(410)

The following table sets a reconciliation of our net loss to adjusted net loss for each of the quarters for the period between April 1, 2016 to September 30, 2017.

	For the Three Months Ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017
	(US$ in thousands)
Net loss	(7,972)	(1,795)	(18,949)	(12,004)	(10,241)	6,361
Add:
Share-based compensation	922	923	18,458	1,062	861	918
Fair value loss/(gain) on derivative liabilities	4,543	(1,674)	(2,498)	7,430	7,297	(7,671)
Share of loss from an equity investee	—	—	—	—	—	—
Compensation in relation to the acquisition of OptAim	—	—	—	—	—	—
Other gains/(losses), net	165	308	705	33	(40)	(1,429)

Adjusted net loss	(2,342)	(2,238)	(2,284)	(3,479)	(2,123)	(1,821)

We have experienced seasonality in our gross billing, mainly reflecting seasonal fluctuations of the online marketing business, which may be affected by the online spending cycles of consumers and marketers’ practices in marketing budget allocation. Please refer to “— Key Factors Affecting Our Results of Operations — Seasonality”. The seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

In addition, as we continued to optimize the client base for our other solutions to focus on sales profitability and liquidity, we may experience decrease in gross billing for a particular period. Furthermore, our ability to retain and attract clients may be affected by the competitiveness of our pricing and credit terms for our clients, which, in turn, may be constrained by our capital and financial resources for a particular period. Please refer to “Risk Factors — Risks Related to Our Business and Industry — We have experienced fluctuation in growth in recent periods, and our historical growth rates may not be indicative of our future growth.” and “— Failure to retain existing clients or attract new ones could adversely impact our business and results of operations.”

Furthermore, as we continue to focus on the growth of our mobile audience solutions, we may, from time to time, prioritize on engaging with marketing agency clients, which may generate larger marketing spend per client compared to direct marketer clients. On the other hand, net revenues as a percentage of gross billing and gross profit margin tend to be lower for marketing agency clients, compared to direct marketer clients.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through the issuance of shares in private placements and bank financing. As of September 30, 2017, we had US$21.8 million in cash and cash equivalents, and borrowing capacity of US$12.1 million under our revolving credit facilities and term loan facilities of a total principal amount of US$19.9 million. As of September 30, 2017, our cash and cash equivalents primarily consisted of cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. As of September 30, 2017, we had violated certain financial covenants with respect to our bank borrowings extended by a bank, however, we have obtained the necessary waiver letters such that the bank would not demand immediate repayment. We believe that our current cash and cash equivalents, together with the borrowing capacity under our revolving credit facilities and the term loan facility and anticipated proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In addition, although we consolidate the results of our consolidated VIE and its subsidiary, we only have access to the assets or earnings of our consolidated VIE and its subsidiary through our contractual arrangements with our consolidated VIE and its shareholders. See “Corporate History and Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.” A substantial amount of our future revenues are likely to be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions or change the foreign exchange control policy in the future. In addition, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE and its local branches. See “Risk Factors — Risks Relating to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash from/(used in) operating activities	(9,797)	(3,907)	299	(5,280)
Net cash from/(used in) investing activities	(18,095)	(3,710)	(3,493)	5,095
Net cash (used in)/provided by financing activities	(2,612)	24,564	5,092	(5,084)
Effect on exchange rate changes on cash and cash equivalents	(232)	(62)	(187)	(138)
Net (decrease)/increase in cash and cash equivalents	(30,504)	16,947	1,898	(5,269)
Cash and cash equivalents at the beginning of period	41,131	10,395	10,395	27,280
Cash and cash equivalents at the end of period	10,395	27,280	12,106	21,873

Operating Activities

Net cash used in operating activities amounted to US$5.3 million in the nine months ended September 30, 2017, which was mainly attributable to a net loss of US$15.9 million and a net decrease in working capital of US$2.9 million, partially offset by non-cash items of US$13.5 million. The net decrease in working capital of US$2.9 million was primarily attributable to a decrease in accounts payable of US$6.1 million and a decrease in accrued liabilities and other current liabilities of US$4.3 million, partially offset by an increase in deferred revenue of US$4.2 million. The non-cash items of US$13.5 million were primarily attributable to fair value loss on derivative liabilities of US$7.1 million due to an increase in our enterprise value as a result of a decrease in lack of marketability discount as we are approaching an initial public offering, amortization of intangible assets of US$3.2 million relating to intangible asset and share-based compensation of US$2.8 million.

Net cash used in operating activities amounted to US$3.9 million in 2016, which was mainly attributable to a net loss of $27.3 million, partially offset by a net increase in working capital of US$1.3 million and non-cash items of US$22.1 million. The net increase in working capital of US$1.3 million was primarily attributable to a increase in deferred revenue of US$10.8 million, and increase in income tax payable of US$1.9 million and a decrease in rebates receivables of US$1.4 million, partially offset by an increase in prepaid media cost of US$9.6 million and an increase in accounts receivable of US$2.3 million. The increase in deferred revenue of US$10.8 million was primarily driven by an increase in receipt in advance from clients. The increase in prepaid media cost of US$9.6 million was primarily driven by an increase in prepaid media cost under our sales agency arrangement towards the end of 2016 to secure favorable rates for our incentive revenue as we had additional liquidity following our issuance of Series E convertible redeemable shares in December 2016. The non-cash items of US$22.1 million were primarily attributable to share-based compensation of US$21.2 million in relation to our share based payment to one of our founders and certain members of OptAim management team of US$17.6 million and employees of US$3.6 million in 2016, and amortization of intangible assets of US$4.3 million relating to intangible assets, partially offset by fair value gain on derivative financial instruments of US$4.0 million.

Net cash used in operating activities was US$9.8 million in 2015, which was mainly attributable to a net loss of $39.7 million, partially offset by a net increase in working capital of US$1.6 million and non-cash items of US$28.4 million. The net increase in working capital of US$1.6 million was primarily attributable to an increase in accrued liabilities and other current liabilities of US$9.3 million and a decrease in prepaid media costs of US$8.1 million, partially offset primarily by an increase in accounts receivable of US$13.7 million. The increase in accrued liabilities and other current liabilities of US$9.3 million was primarily driven by an increase in rebate provision to clients and accrued expenses. The increase in accounts receivable of US$13.7 million was commensurate with the growth of our gross billing. The non-cash items of US$28.4 million were mainly attributable to fair value loss on derivative financial instruments of US$19.4 million, share-based compensation of US$6.5 million and amortization of intangible assets of US$2.0 million.

Investing Activities

Net cash provided by investing activities in the nine months ended September 30, 2017 was US$5.1 million, due to a decrease in restricted cash of US$5.2 million.

Net cash used in investing activities in 2016 was US$3.7 million, due to an increase in restricted cash of US$4.2 million as we incurred more bank borrowings in 2016, and purchase of property and equipment of US$1.0 million, partially offset by a decrease in short-term investments of US$1.6 million.

Net cash used in investing activities in 2015 was US$18.1 million. This primarily consisted of US$14.5 million acquisition cost of subsidiaries, net of cash received related to the payment of cash consideration for our acquisition of OptAim and purchase of property and equipment of US$2.6 million.

Financing Activities

Net cash used in financing activities in the nine months ended September 30, 2017 was US$5.1 million, which was primarily attributable to repayments from bank borrowings of US$5.1 million.

Net cash provided by financing activities in 2016 was US$24.6 million, which was primarily attributable to US$20.0 million of proceeds from issuance of series E convertible redeemable preferred shares and US$8.2 million of proceeds from bank borrowings, partially offset by repayment of bank borrowings of US$3.8 million.

Net cash used in financing activities in 2015 was US$2.6 million. This was primarily attributable to US$15.0 million of remaining proceeds from issuance of series D convertible redeemable preferred shares, US$7.6 million of proceeds from bank borrowings and US$0.3 million of proceeds from exercise of share options. These were partially offset by the repurchase of ordinary shares in an amount of US$11.6 million, the repurchase of Series B convertible redeemable preferred shares in an amount of US$11.6 million, repayment of bank borrowings in an amount of US$1.6 million and repayment of a loan provided by our director in an amount of US$0.6 million.

Capital Expenditures

We made capital expenditures of US$2.7 million, US$0.9 million, US$0.9 million and US$0.1 million in 2015, 2016 and the nine months ended September 30, 2016 and 2017, respectively. In these periods, our capital expenditures were mainly used for the purchase of property and equipment and purchase of software. Our capital expenditures for the second half of 2017 are expected to be approximately US$1.0 million, consisting primarily of expenditures related to the purchase of property and equipment and purchase of software. We will continue to make capital expenditures to support our business.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease obligations	2,408	1,988	420	—	—
Debt obligation, including interest	7,963	7,963	—	—	—

Total	10,371	9,951	420	—	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under a non-cancelable operating lease arrangement. Rental expenses under operating leases for 2016 and the nine months ended September 30, 2017 were US$3.0 million and US$2.0 million, respectively.

Credit Facilities

In December 2015, we entered into a facility agreement for working capital loans with SPD Silicon Valley Bank, which was most recently amended in August 2017. Pursuant to the agreement as amended, we were granted a one-year revolving line of credit up to the lesser of (a) RMB50 million (US$7.5 million) and (b) a borrowing base equal to 70% of eligible accounts receivable (as defined in the agreement). The agreement as amended provides for customary representations, warranties, affirmative and negative covenants and events of default. The agreement as amended also includes a financial covenant that requires that we meet certain minimum monthly adjusted quick ratio and minimum quarterly EBITDA. We provided corporate guarantee and a maximum amount of RMB60 million (US$9.0 million) account receivables as pledge to secure our obligation to SPD Silicon Valley Bank. The interest rate of this facility is the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 1.65% per annum. We are required to make monthly interest payments through December 2017, when the loan matures and the principal is due and payable. We are allowed to voluntarily prepay the loan without prepayment charges. As of September 30, 2017, the total outstanding amount of the revolving loan was RMB30 million (US$4.6 million) and RMB20 million (US$3.0 million) was available to be drawn under this facility.

In December 2015, we entered into a facility agreement for working capital loans with SPD Silicon Valley Bank, which was most recently amended in March 2017. Pursuant to the agreement as amended, we were provided with a US$2 million term loan and a revolving line of credit up to the lesser of (a) US$3 million and (b) a borrowing base equal to 80% of eligible accounts receivable (as defined in the agreement). The agreement as amended provides for customary representations, warranties, affirmative and negative covenants and events of default. The agreement as amended also includes a financial covenant that requires that we meet certain minimum monthly adjusted quick ratio, minimum quarterly EBITDA and minimum month-end unrestricted cash balance. We provided corporate guarantee and debentures constituting a floating charge over all assets of certain of our subsidiaries to secure our obligation to SPD Silicon Valley Bank. The interest rate for the term loan facility is the benchmark interest rate determined by three-month LIBOR plus 7.00% per annum, and we are required to make equal monthly payments of principal plus accrued interest through January 2018. We will be charged a prepayment fee if we prepay the term loan before the maturity date. As of September 30, 2017, the total outstanding amount of the term loan was approximately US$0.3 million and no further amounts were available to be drawn under this facility. The interest rate of the revolving loan is the benchmark interest rate determined by three-month LIBOR plus 5.75% per annum, and we are required to make monthly interest payments through December 2017, when the loan matures and the principal is due and payable. We are allowed to voluntarily prepay the revolving loan without prepayment charges. As of September 30, 2017, the total outstanding amount under the revolving loan was US$2,950,000 and US$50,000 was available to be drawn under this facility. This loan also contains certain repayable on demand clause.

In May 2016, we entered into a facility agreement for working capital loans with Bangkok Bank, which was most recently amended in June 2017. Pursuant to the agreement as amended, we were provided with a RMB30 million (US$4.4 million) revolving line of credit. The agreement as amended provides for customary representations, warranties, affirmative and negative covenants and events of default. The agreement as amended does not include a financial covenant. Our obligations to Bangkok Bank are secured by a pledged deposit in US dollar equals to 105% of our total outstanding amount under this facility. The interest rate of this facility was the benchmark interest rate determined by the People’s Bank of China for loans over nine months granted by financial institutions times 115% per annum. We are required to make monthly interest payments through May 2018, when the loan matures and the principal is due and payable. We will be charged a prepayment fee if we prepay the loan before the maturity date. As of September 30, 2017, we had no outstanding balance under this revolving loan.

In July 2016, we entered into a facility agreement for working capital loans with SPD Silicon Valley Bank, which provides for a RMB12 million (US$1.8 million) one-year non-revolving loan. The agreement contains customary representations, warranties, affirmative and negative covenants and events of default. The agreement also includes a financial covenant that requires that we meet certain foreign debt quota coverage. Our obligations to Silicon Valley Bank are secured by a pledged deposit with an amount of US$2 million. The interest rate of this facility is the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 0.435% per annum, and we are required to make monthly interest payments through July 2017, when the loan matures and the principal is due and payable. We are allowed to voluntarily prepay the loan without prepayment charges. The non-revolving loan was fully repaid on July 28, 2017.

In March 2017, we entered into a facility agreement for working capital loans with Eastwest Bank, which provides for a RMB30 million (US$4.5 million) 18-month revolving loan. The agreement includes a financial covenant that requires that we meet certain minimum monthly bank statement balance, annual profit margin requirement and minimum monthly adjusted quick ratio. We provided corporate guarantee and account receivables as pledge to secure our obligations under this revolving loan. The interest rate of this facility is fixed at 5.75% per annum, and we are required to make payment of accrued interest every three months through September 2018, when the loan matures and principal is due and payable. We are required to reimburse the bank with any incurred cost allowance if we prepay the loan before the maturity date. As of September 30, 2017, we had not drawn down under this revolving loan.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2017.

Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or product development services with us.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2015 and 2016, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as well as other control deficiencies. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

These two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of a comprehensive accounting policies and procedures manual to facilitate preparation of U.S. GAAP financial statements, which inhibits our subsidiaries’ ability to prepare consolidation from local books based on PRC GAAP and Hong Kong Financial Reporting Standards to their U.S. GAAP basis information for group financial reporting and imposes a risk that adjustments to U.S. GAAP are not identified in a timely manner. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weaknesses, we have adopted a few measures to improve our internal control over financial reporting, including. In particular, we are in the process of hiring additional accounting staff with an appropriate understanding of U.S. GAAP and SEC reporting requirements. We also plan to establish a comprehensive accounting policies and procedures manual and provide internal training to accounting and operation staff in relation to these policies and procedures.

We cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors — Risks Related to Our Business — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an emerging growth company pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Holding Company Structure

iClick Interactive Asia Group Limited is a Cayman Islands exempted limited liability company, used as a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries, our consolidated VIE and its subsidiary in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent increases in the consumer price index for December 2015 and 2016 were 1.6% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiaries, VIE and its subsidiaries in China. Our commercial transactions outside China are primarily denominated in U.S. dollars and Hong Kong dollars, which are pegged to U.S. dollars. We do not hedge against currency risk.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the RMB against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase the volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2016, we had Renminbi-denominated cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue of RMB67.7 million, RMB159.0 million, RMB238.4 million and RMB167.9 million, respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2016 would result in a change of our holding U.S. dollar equivalents of US$(0.9) million, US$(2.1) million, US$(3.1) million and US$2.2 million for cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue, respectively. As of September 30, 2017, we had

Renminbi-denominated cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue of RMB39.8 million, RMB164.0 million, RMB221.0 million and RMB186.0 million, respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on September 30, 2017 would result in a change of our holding U.S. dollar equivalents of US$(0.6) million, US$(2.3) million, US$(3.1) million and US$2.6 million for cash and cash equivalents, accounts receivable, prepaid cost and deferred revenue, respectively.

In addition, we estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2015 would result in a decrease of US$3.1 million and US$1.9 million in our net revenues and cost of revenues in 2015, respectively, a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2016 would result in a decrease of US$6.7 million and US$5.3 million in our net revenues and cost of revenues in 2016, respectively, a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on September 30, 2017 would result in a decrease of US$5.3 million and US$4.1 million in our net revenues and cost of revenues in the nine months ended September 30, 2016, respectively, and a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on September 30, 2017 would result in a decrease of US$7.1 million and US$6.3 million in our net revenues and cost of revenues in the nine months ended September 30, 2017, respectively.

Certain of our operating activities are transacted in HK dollars. We consider the foreign exchange risk in relation to transactions denominated in HK dollars with respect to U.S. dollars is not significant as HK dollar is pegged to U.S. dollar.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We also have interest-bearing assets, including cash and cash equivalents, short-term investments and restricted cash. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. All of the aggregate principal outstanding amount of our bank borrowings as of September 30, 2017 was at floating rates.

As of December 31, 2016, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, our net loss would have been US$129,818 higher/lower, respectively. As of September 30, 2017, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, our net loss would have been US$78,452 higher/lower, respectively. These were mainly as a result of higher/lower interest expense for our bank borrowings at floating rates.

Impact of Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014 -09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenues based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, which defers by one year ASU 2014-09’s effective date. The amendment will be effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Early adoption is permitted only for annual and interim periods beginning after December 15, 2016.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017.

We will apply the new revenue standard beginning January 1, 2018 and will not early adopt. We will set up an implementation team to analyze each revenue stream in accordance with the new revenue standard to determine the impact on our consolidated financial statements. We plan to continue the evaluation, analysis and documentation of its adoption of ASU 2014-9 (including those subsequently issued updates that clarify its provisions) throughout 2017 as we work towards the implementation and finalizes our determination of the impact that the adoption will have on our consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

The ASU will be effective for periods beginning after December 15, 2016, for public companies. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We adopted ASU 2015-02 on January 1, 2017, and the impact of the adoption did not have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for publicly-traded companies for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). We adopted ASU 2015-17 on January 1, 2017 and the impact of the adoption did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous U.S. GAAP, which did not require lease assets and lease liabilities to be recognized for most leases.

For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

On August 6, 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows — Classification of Certain Cash Receipts and Payments.” The ASU provides guidance on the classification of certain cash receipts and payments including debt prepayment or debt issuance costs and cash payments for contingent considerations. The ASU also provides clarification on the application of the predominance principle outlined in ASC 230. The effective date for public entities will be annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this standard will have on our consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. ASU 2016-16 is effective for fiscal years and interim periods within those years beginning after December 31, 2018. We do not expect ASU 2016-16 to have a material impact to our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which revises the definition of a business. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. To be a business without outputs, there will now need to be an organized workforce. ASU 2017-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. We currently do not expect ASU 2017-01 to have a material impact to our consolidated financial statements, but will apply the guidance upon adoption to business acquisitions, disposals and segment changes, if any.

In March, 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. The ASU will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We adopted ASU 2016-09 on January 1, 2017 and the impact of the adoption did not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires entities to include restricted cash and restricted cash equivalents in the cash and cash equivalent balances in the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of the adoption on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

INDUSTRY

All the information and data presented in this section have been derived from Frost & Sullivan’s industry report in August, 2017 entitled “China Online Marketing Market Independent Market Research”, unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

China’s Online Marketing Market

Benefiting from its rapid economic growth and increasing domestic consumption in the past decades, China has the world’s second largest marketing industry with a market size of RMB924.3 billion in 2016, as measured by total marketing spend, growing from RMB697.2 billion in 2012 with a CAGR of 7.3%. It is expected to reach RMB1,371.4 billion in 2021, representing a CAGR of 8.2% from 2016 to 2021.

Driven by continuous innovations in internet and mobile technologies and the increasing amount of time consumers spend on digital devices as well as the data-driven potential of online marketing, marketers are increasingly shifting their marketing spend from offline channels, such as television advertising, print advertising and radio advertising, to online channels in order to achieve wider but more targeted audience reach and provide more tailored marketing messages in a cost effective manner. Online marketing in China, as measured by total marketing spend, grew from RMB152.6 billion in 2012 to RMB343.4 billion in 2016, representing a CAGR of 22.5%, which outpaced the growth of the overall marketing market. Online marketing spend in China is expected to reach RMB767.1 billion in 2021, representing a CAGR of 17.4% from 2016 to 2021. In 2016, online marketing spend accounted for approximately 37.2% of total marketing spend in China, surging from 21.9% in 2012. This percentage is expected to continue to increase in the coming years, reaching approximately 52.3% in 2020, when online marketing surpasses offline marketing as the primary segment in China’s marketing industry.

Mobile marketing is gaining increasing popularity in China, which is a major driver of growth of the online marketing market.

•	The mobile online marketing market size surged from RMB58.6 billion in 2012 to RMB216.9 billion in 2016, representing a CAGR of 38.7%. The mobile online marketing market replaced the dominant role of PC online marketing in 2015 and it is expected to maintain its upswing and reach RMB689.3 billion by 2021, representing a CAGR of 26.0% from 2016 to 2021.

•	The number of mobile internet users in China is expected to grow from 695 million in 2016 to 876 million in 2021, and the penetration of mobile internet users as a percentage of total internet users in China is expected to grow from 95.1% in 2016 to 97.0% in 2021. Driven by high-speed networks and the growing variety of smartphones, tablets and mobile applications, the average weekly time spent on the internet through mobile devices per capita in China has increased significantly at a CAGR of 21.0% from 2012 to 2016, and is expected to grow from 19.1 hours in 2016 to 37.9 hours in 2021, representing a CAGR of 14.7%.

The diagram below illustrates the historical and projected breakdown of the online marketing market in China by online and offline segments for each of the periods presented.

Online Marketing Market Size Breakdown by Device (China), 2012-2021E

Online marketing is divided into the following four segments:

•	Create: the creation, personalization curation and management of marketing content to be delivered to targeted audience;

•	Connect: the delivery of marketing content to targeted audience through marketing channels and forms;

•	Manage: the planning and management strategies to accomplish marketing objectives utilizing available resources; and

•	Measure: the gathering of valuable audience insights through monitoring and analyzing campaign performance and other data traffic.

The key trends shaping China’s online marketing market include:

•	Integration of media resources. Marketers tend to promote their products and services through the most efficient channels. Companies that provide one-stop platforms to help marketers deliver marketing content and monitor its effectiveness across a wider spectrum of marketing channels in an cost-efficient manner are expected to benefit from this trend.

•	Enrichment, diversification and personalization of marketing content. Content marketing is a strategic marketing approach focusing on creating and distributing valuable, relevant and consistent content to attract and retain targeted audience and ultimately drive consumption. The ability to enrich, diversify and personalize marketing content will be one of the most critical factors for online marketing companies to succeed.

•	Rise of mobile marketing. Mobile marketing market has demonstrated tremendous growth potential with significant advantages in terms of accessibility and portability. In light of the growing mobile audience base and continuous innovation in mobile technology, companies that can help marketers better create, connect, manage and measure their marketing through mobile channels are poised to capture greater market share.

•	Development of advanced online marketing technologies. Advanced technologies have proven to boost the efficiency and capability of market content delivery, and to increase the reach of audience group. It also enables marketers to collect, monitor and analyze information and explore valuable insights, which in turn help them develop and implement targeted market strategies. As a result, companies that focus on technology innovations to online marketing to efficiently execute marketing campaigns are expected to capitalize on this trend.

•	Rising significance of audience data management. Audience data management can help marketers gather valuable insights to evaluate the performance of their marketing campaigns and plan future marketing strategies. Companies that are able to apply technologies such as big data and cloud computing to extract most value out of audience data to increase effectiveness and efficiency of marketing objectives for marketers are expected to benefit from this trend.

The main differences between China’s online marketing market and US’s online marketing market include:

•	Diverse marketing technology market in China compared to concentrated online marketing market in the US. In the US, the online marketing market is relatively concentrated, with Google and Facebook, which provide value-added and advanced marketing services to meet advertisers’ various demands, accounting for over 80% of market share in terms of digital marketing in 2016. As such, successful marketing technology companies in the US tend to focus on specific functions such as distribution (for instance, whether to sell through a single distribution channel or multiple channels; online channels or offline channels), promotion (for instance, what type of promotion plan should be implemented, bundle sales, membership sales or discount sales), and positioning (for instance, what are the major target groups, how to segment the products, what business regions should be major focus), thereby consolidating their competitive advantages in the niche segments. In comparison, marketing technology market is relatively diverse and dynamic in China, with top three players, namely, Baidu, Alibaba, and Tencent occupying approximately 60% of the total digital marketing market and the rest of the market being shared by a large number of diverse players.

•	Growth of real time bidding, or RTB-based display in China. Driven by the rapid development of marketing technology in China, RTB-based display as a percentage of total advertising spend increased dramatically from approximately 2% in 2012 to approximately 16% in 2016, comparing to 34% of that in the US in 2016. Programmatic media buying is gaining ground in China and showing sign to replicate the trend in the US.

China’s Online Marketing Technology Market

Technologies have been increasingly utilized in online marketing in China in recent years. They help marketers optimize marketing resources and create and deliver tailored marketing content to a wide range of audience effectively and efficiently. They also provide instrumental data insights and feedback on audience engagement. The total size of China’s online marketing technology market, as measured by gross billing, was RMB129.1 billion in 2016, growing from RMB53.7 billion 2012, representing a CAGR of 24.5%, and is expected to further increase to RMB302.3 billion in 2021, representing a CAGR of 18.5% from 2016 to 2021.

China’s online marketing technology market experienced rapid growth in the past years. In the United States, marketers are accustomed to having larger marketing departments well versed in online marketing, including using marketing technologies through self-service model. In China, marketers expect a higher level of customer service support when using marketing technologies or more simplified marketing technology solutions that would enable them to execute marketing campaigns on their own.

Online marketing technology market can be divided into the same four segments as the online marketing industry, as each segment of the online marketing industry is served by marketing technologies of different functionalities:

•	Create: technologies that assist marketers in designing marketing content, and include content creation tools, graphic creation tools, webinar and event creation tools.

•	Connect: technologies that assist marketers in the delivery of marketing content to targeted audience, and include mobile apps design tools, search engine tools, email tools, video and display processing, analyzing and compressing technologies.

•	Manage: technologies that assist marketers in accomplishing marketing objectives, and include client relationship management system, or CRM system, marketing automation, account-based marketing, or ABM, project and product management tools.

•	Measure: technologies that assist marketers in monitoring and analyzing data to derive valuable insights, and include mobile and web analytic tools, cloud computing and data integration tools.

The diagram below illustrates the historical and projected breakdown of China’s online marketing technology market.

Each of these four segments has experienced rapid growth in the past five years. From 2012 to 2016, the size of “create”, “connect”, “manage” and “measure” online marketing technology segments, as measured by gross billing, increased from RMB4.9 billion to RMB9.8 billion, from RMB32.6 billion to RMB85.2 billion, from RMB5.5 billion to RMB11.1 billion, and from RMB10.8 billion to RMB23.1 billion, representing CAGRs of 18.8%, 27.2%, 19.3% and 20.9%, respectively. It is expected that each of these segments will continue to grow rapidly, reaching RMB17.3 billion, RMB215.7 billion, RMB22.0 billion and RMB47.3 billion, respectively, in 2021.

In addition to the trends that drive the growth of China’s online marketing market in general, the following trends have driven, and are expected to continue to drive, the growth of online marketing technology market in China:

•	Big data era. The emergence and use of big data have transformed the planning and execution of marketing campaigns. Marketers are increasingly taking advantage of big data to refine marketing strategies on a real time basis for more cost-effective marketing. Online marketing technology companies with advanced big data analytics capacities that harness large amount of unstructured data to derive valuable insights on consumer behaviors and marketing performance can help marketers achieve this goal.

•	Rising demand from small and medium-sized enterprises. With the help of online marketing technologies, small and medium-sized enterprises have more options to promote their products and services and reach their targeted customers through various online marketing channels at relatively low costs. Online marketing technology companies with solutions and solution delivery models tailored to the need of small and medium-sized enterprises are expected to benefit from this trend.

•

Rising Demand from Multinational Companies. With rapid economic growth and increasing consumer spending power in China, multinational companies with global brands have a rising demand in bringing more of their products in China and need to better understand Chinese audience in order to develop more targeted marketing strategies to promote brand awareness and access a wider audience through multiple online marketing channels. Online marketing technology companies that offer one-stop access to a wide variety of cross-channel content distribution opportunities to Chinese audience and with resources to bridge multinational companies to the China market are expected to benefit from this trend.

•	Rising demand from and outsourcing of certain services by publishers. Publishers are increasingly looking to online marketing technologies to better monetize their media resources and channels, including innovations on audience engagement formats. In addition, publishers are increasingly outsourcing certain aspects of their services, such as audience data monitoring and analysis and marketing performance evaluation to online marketing technology platforms. Online marketing technology companies with advanced data analytics capabilities and close working relationships with publishers, including through collaborations on research and development initiatives, are expected to benefit from these trends.

•	Market consolidation. The trend of horizontal integration among small and medium-sized enterprises in the online marketing technology market is expected to continue as these enterprises look to diversify their product portfolios and enhance technology capabilities.

China’s Independent Online Marketing Technology Market

Independent online marketing technology companies are online marketing technology companies which do not own, or are not part of any group which owns, any online publishing resources. Compared to non-independent online marketing technology companies, which own, or are part of any group who owns, any online publishing resources, independent online marketing technology companies are perceived to have the following advantages:

•	Access to more diverse sources of data and wider range of content distribution opportunities. Non-independent online marketing technology companies may be limited in their access to audience data and content distribution opportunities from their competing publishers.

•	Neutrality. Independent online marketing technology companies are perceived to provide more neutral and unbiased value proposition to marketers as its selection of channels to deliver marketing content is solely driven by the evaluation as to which channels would achieve maximum results with minimal costs for marketers.

•	More focused business model. The primary business focus and business models of large internet companies with extensive resources of marketing data, including Baidu, Alibaba, and Tencent, are not marketing technology-oriented or to provide tailored marketing services to advertisers. Independent marketing technology companies focus on marketing technology and provide customized solutions and services to advertisers.

The total size of China’s independent online marketing technology market, as measured by gross billing, was RMB29.6 billion in 2016, growing from RMB8.4 billion in 2012, representing a CAGR of 37.2%, and is expected to reach RMB114.6 billion in 2021, representing a CAGR of 31.1% from 2016 to 2021. This market is highly competitive and fragmented. We were the largest independent online marketing technology company in China in terms of gross billing in 2016, with a market share of 5.4%. The five largest independent online marketing technology companies in China accounted for a total market share of 13.3% in terms of gross billing in 2016.

The pie chart below illustrates the market shares of the top five largest independent online marketing technology companies in terms of gross billing and other independent online marketing technology companies in China in 2016.

The diagram below illustrates the historical and projected growth of China’s independent online marketing technology market.

BUSINESS

Overview

We were the largest independent online marketing technology platform in China in terms of gross billing in 2016 according to Frost & Sullivan. We had the largest Chinese consumer data set in terms of number of active profiled users in 2016 among independent online marketing technology companies in China; during 2016, we bridged the largest number of multinational companies to the China market among all independent online marketing technology platforms in China according to Frost & Sullivan.

We serve as an integrated cross-channel gateway that provides marketers with innovative and cost-effective ways to optimize their online marketing efforts throughout their marketing cycle and achieve their branding and performance-based marketing goals. Our integrated data-driven solutions help marketers identify, engage and activate potential customers, monitor and measure the results of marketing campaigns, and create content catering to potential customers across different content distribution channels through both PC and mobile devices.

Our solutions are enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies. We collect data from a wide variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. From our large volume of unstructured data, we construct context-rich user profiles, utilizing our proprietary audience profiling and segmentation technologies. These user profiles, which are updated and refined on a continuous basis, typically include information on a user’s attributes, such as his or her demographics, geographic location, device preference, spending history, personal interest and other online or offline behavioral pattern. In the 30 days leading up to September 30, 2017, we analyzed approximately 633.5 million active profiled users with 19 attributes on average for each such profile. Leveraging our sophisticated automation and deep learning technologies, we continually refine our big data analytics and update our user profiles to address the evolving needs of our clients, optimize the effectiveness of our solutions, and increase our operational efficiency while ensuring the stability of our data and platform as we scale up operations.

Our platform appeals to marketers by offering omni-channel reach to the Chinese audience. We provide our clients with one-stop access to a wide variety of cross-channel content distribution opportunities, including those from the leading online publishers in China. We offer both mobile audience solutions and other solutions based on channels desired by our clients. In the 30 days leading up to September 30, 2017, we covered approximately 74,000 mobile apps and 2.6 million websites. We work closely with our content distribution partners to facilitate innovative and effective audience engagement. In the nine months ended September 30, 2017, our gross billing from mobile audience solutions and other solutions amounted to US$104.5 million and US$57.4 million, respectively.

We take a flexible approach to deliver our solutions in order to cater to the preferences and levels of internal resources and expertise of our clients. Our clients may choose to access our solutions through (i) self-service, when which they have the flexibility to utilize our solutions “a la carte” to complement their existing marketing resources, or through (ii) managed service, when our account management team provides in-depth services that suit the clients’ specified marketing objectives and budgets utilizing our solutions.

The success of our solutions is evidenced by our strong, diverse and loyal client base from a broad range of industry verticals, including banking and finance, entertainment and media, and E-commerce. Our clients include direct marketers and marketing agencies, and feature companies of different sizes, including more than 150 multinationals companies in 2016 and nine months ended September 30, 2017, respectively, as well as small and medium-sized enterprises, and from different geographic regions in and outside China. We derived over 70% of our gross billing from direct marketer clients in 2015 and 2016 and around 60% of our gross billing from direct marketer clients in the nine months ended September 30, 2017.

We generate revenue primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and to a less extent from incentives granted by the publisher under our sales agency arrangement. Our gross billing grew by 32.5% from US$178.2 million in 2015 to US$236.3 million in 2016. Our gross billings decreased by 10.0% from US$179.8 million in the nine months ended September 30, 2016 to US$161.9 million in the same period in 2017 due to a decrease in gross billing from other solutions as we terminated relationship with certain clients of other solutions in the nine months ended September 30, 2017 as part of our efforts to optimize our client base for other solutions to focus on profitability and liquidity. Our net revenues grew by 46.2% from US$65.2 million in 2015 to US$95.4 million in 2016 and grew by 22.1% from US$70.0 million in the nine months ended September 30, 2016 to US$85.5 million in the same period in 2017. Our net loss was US$39.7 million and US$27.3 million in 2015 and 2016, respectively, and US$8.4 million and US$15.9 million in the nine months ended September 30, 2016 and 2017, respectively.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

Leading independent online marketing technology platform in China with a highly scalable and flexible business model

We were the largest independent online marketing technology platform in China in terms of gross billing in 2016, according to Frost & Sullivan. Our gross billing reached US$179.8 million and US$161.9 million in 2016 and the nine months ended September 30, 2017, leading to net revenues of US$70.0 million and US$85.5 million during these periods. We are also one of the first independent online marketing technology platforms in China to apply a data-driven approach to address marketers’ needs, according to Frost & Sullivan.

To address marketers’ needs and deliver highly integrated customer experience throughout their marketing cycle, we have developed a suite of end-to-end solutions spanning from identification, engagement and activation of their potential customers, to monitoring and measuring of the results of online marketing campaigns, to creating content catering to their potential customers across different channels. We offer both mobile audience solutions and other solutions based on channels desired by our clients. Our clients may choose to access our solutions through either self-service or managed service, which we believe are well suited to the current development stage of online marketing in China. Sophisticated marketers can access our solutions through self-service to run their campaigns on an “a-la-carte”, cost-effective basis. Through managed service, our account management team provides in-depth services utilizing our solutions, enables marketers to navigate through complicated and fragmented online marketing landscapes and manage their marketing activities based on specified objectives and budgets. Managed service is attractive to a wide spectrum of marketers because of the ease of use and helps us foster long-term strategic relationships with marketers to gain valuable insights into their audience data and refine our data algorithms.

We have been prioritizing our mobile strategy since 2014, including through our acquisition of OptAim on July 24, 2015. We have also launched an increasing number of mobile audience solutions, such as MoSocial in March 2015, and MoTV and MoFeeds in November 2015, to capture a larger share of online marketing spend on mobile apps, which we believe to have significant growth potential. According to Frost & Sullivan, in 2016, 95.1% of Internet users were mobile Internet users, and from 2016 to 2021, per capita mobile weekly time spent on the Internet is expected to grow at a CAGR of 14.7%. In addition, we are continually streamlining the features and functions of our solutions so that small and medium-sized enterprises in China may also run their campaigns on a self-serve basis on our platform. For example, our iExpress solution is designed to be used by small and medium-sized enterprises to access audience on various mobile and online channels. Our operation is also highly scalable as our solutions are designed for easy plug-and-play and compatibility with marketers’ own systems and databases requiring minimal additional tailoring.

Leveraging our market-leading position, we are well-positioned to attract and retain marketers and gain access to premium audience engagement opportunities, creating a virtuous cycle which we expect to continue to fuel our growth. As we attract more marketing spend, we are able to gain access to more extensive data, reinforce our content distribution network and enhance our access to audience engagement opportunities to reach more audience, which in turn draws more marketers to our platform.

Largest independent Chinese consumer data set with omni-channel, targeted audience reach

We had the largest Chinese consumer data set in terms of number of active profiled users in 2016 among independent online marketing technology companies in China, according to Frost & Sullivan. In the 30 days leading up to September 30, 2017, we analyzed data of approximately 633.5 million active profiled users. The average daily volume of the data we collected reached 0.9 terabytes in the 30 days leading up to September 30, 2017.

Our data is robust in terms of comprehensiveness and variety. It comes from a variety of sources, including from our own tracking through proprietary toolbars and software development kits installed on apps and websites, from marketers, publishers and ad exchanges, and from third-party data partners, including major internet companies in China. Our data includes users’ intent, interest, online transaction, offline purchase behavioral data, social data and demographic data, which helps us construct a context-rich user profile. Our proprietary user profiles typically include information on a user’s attributes, such as demographics, geographic location, device preference, spending history, personal interest and other online or offline behavioral pattern, which can be targeted for marketing campaigns by specific industry verticals. These user profiles are continually fed into our content distribution opportunity matching process, allowing marketers to identify and access or activate the right audience omni-channel. In particular, as internet users spend more time engaging with contents on the mobile channel, a larger proportion of our content distribution occurs on the mobile channel and in the native content format in particular to capitalize on the evolving behavior of internet users. Our data also includes campaign performance data that helps marketers refine campaign strategies and guide future campaign planning.

As we continue to deliver increasingly targeted and personalized audience engagement opportunities to marketers, more marketers are attracted to, or increase their marketing spend on, our platform. As our engagement with marketers expands and deepens, our data assets and analytics capabilities grow, and such growth in turn enables us to deliver more effective solutions.

Highly sophisticated and automated platform powered by proprietary, cutting-edge technologies

We have focused on leveraging cutting-edge and proprietary technologies to propel a highly sophisticated and automated online marketing platform since our inception. Backed by our sophisticated data science technologies and scalable and reliable technology infrastructure, we continually refine our big data analytics to capture the latest behavior of the audience set and address the evolving needs of marketers across different verticals. Our refined big data analytics enable us to offer more effective marketing solutions, and increase our operational efficiency while ensuring the stability of our data and platform as we scale up our operations.

We apply data science technologies extensively throughout their marketing cycle. For example, our digital fingerprinting technology enhances our ability to track user behavior across multiple channels, especially in mobile operating systems where cookies are difficult to collect with traditional tracking technologies. Our data mining and user behavior analytics technologies allow us to build and segment context-rich user profiles and update them in real time. Our state-of-the-art multi-dimensional automation technologies allow us to make cost-efficient decisions on, and continuously optimize our bids for, real-time audience engagement opportunities based on a wide range of parameters and predictions. We can process and match audience engagement opportunities within 30 milliseconds and handle up to 60,000 queries per second on the marketer side.

Our marketing platform is built on highly scalable and reliable cloud-based infrastructure. This allows us to harness large quantities of real-time data and ensures high speed performance at a larger scale to accommodate more clients and increased complexity of their online marketing campaigns.

Strong, diverse and loyal client base

Our effective and flexible solutions, sophisticated data analytics capabilities, and market leadership position have earned us a strong and diverse client base from a broad range of industry verticals, including banking and finance, entertainment and media, and E-commerce. Our clients included over 150 multinational companies in both 2016 and nine months ended September 30, 2017, respectively, making us the No.1 independent online marketing technology platform bridging the largest number of multinational companies to the Chinese market, according to Frost & Sullivan.

In addition to multinational companies, our diverse client base also includes small and medium-sized enterprises. We provide tailored and user-friendly solutions to cater to marketers and marketing agencies of different levels of sophistication and from different industry verticals. This allows us to serve a wide spectrum of clients to capture the growth potentials in the market segments or industry verticals that they represent.

Through our close working relationship with direct marketer clients, we are able to better understand and anticipate market trends, customize our solutions, foster closer client relationships and increase client loyalty and retention. We derived over 70% of our gross billing from direct marketer clients in 2015 and 2016 and around 60% of our gross billing from direct marketer clients in the nine months ended September 30, 2017. Our gross billing per client increased by 47.5% from US$67,413 in 2015 to US$99,433 in 2016. Our gross billing per client increased by 22.5% from US$86,489 in the nine months ended September 30, 2016 to US$105,925 in the same period in 2017. All of these demonstrate the stickiness of our platform and the strength of our solutions in addressing direct marketer clients’ needs through differentiated and tailored service offerings.

Deep knowledge and familiarity with China’s online marketing industry

Leveraging our deep knowledge in Chinese consumer behavior patterns, we provide marketers with one-stop access to a wide variety of cross-channel audience engagement opportunities in China. According to Frost & Sullivan, with an estimated growth of per capita disposable income of urban households at a CAGR of 7.6% between 2016 and 2021, China represents one of the most important geographies for many marketers, and online marketing has become one of the most attractive options to those marketers in light of increasing mobile and internet penetration in China. According to Frost & Sullivan, in 2016, multinational companies spent RMB338.3 billion (US$48.7 billion) on marketing targeted at the Chinese market, 52.1% of which was spent on online marketing campaigns.

The independent online marketing technology industry in China is highly fragmented and competitive. According to Frost & Sullivan, we are one of the first independent online marketing technology platforms in China to apply a data-driven approach to address marketers’ needs in China. We have fostered in-depth knowledge of, and cooperation with leading online channels. For example, we were also awarded “Platinum Service Partner” of Tencent in 2016 in recognition of our online marketing capabilities on social media. We covered approximately 74,000 mobile apps and 2.6 million websites in the 30 days leading up to September 30, 2017, to help marketers, especially multinational marketers, navigate the fragmented landscape to identify and reach their potential customers. In 2016, we derived approximately 30% of our gross billing from clients outside of China as measured by the location of our sales offices. We are also familiar with the challenges and opportunities in online marketing in China and have developed solutions that analyze and transform massive amount of unstructured and scattered data into valuable insights on Chinese consumer behavior to help marketers capitalize on the growth opportunities in the China market.

Visionary leadership with proven track record of organic growth and acquisition execution

Our success is attributable to the deep industry experience and proven execution track record of our senior management team, with global perspectives and insightful knowledge in both technology and the online marketing industry. Our business is led by Sammy Hsieh, our chief executive officer and co-founder, Jian Tang, our chief operating officer, chief technology officer and co-founder, and Yan Lee, our chief product officer, together having an average of 15 years of experience in the online marketing industry in China. Our senior management team includes online marketing veterans and technology and E-commerce marketing experts from leading internet companies including Tencent, Yahoo! and Efficient Frontier (a part of Adobe Systems). Our management team’s experience in multinational companies and roots in China empower us with local know-how to develop and expand our network and reach in the fragmented and complex Chinese online marketing market as well as international perspectives to understand the needs of multinational companies.

Our management team has guided us through the development of the online marketing industry in recent years, ensuring that our products and services continue to be attractive to clients in the rapidly changing business environment. For example, according to Frost & Sullivan, we were one of the first companies to work with new apps and new media formats and stayed abreast of marketing campaign delivery formats with the shift from PC to mobile channel, which enabled us to maintain and enhance our market-leading position in China. We also have proven track record in successfully executing acquisitions and integrations. For example, we acquired Buzzinate in 2014 and OptAim in 2015 and their two founders have become our chief product officer, and chief operating officer and chief technology officer, respectively. The core technology teams of these two acquired companies have also become an integral part of our team and we have integrated their solution offerings and technologies to enhance the depth and breadth of our existing solutions and improve our technology platform.

We believe that the extensive industry experience, strategic vision and proven execution capabilities of our senior management team, along with our entrepreneurial corporate culture, have led to our present success, and laid a solid foundation for us to achieve a higher level of success in China’s online marketing industry.

Our Strategies

We intend to enhance our competitive strengths and pursue the following strategies to expand our business:

Optimize and diversify our client base

We plan to continue to optimize and diversify our client base, including attracting clients to use our solutions through self-service and to use our mobile audience solutions, and clients from additional industry verticals and geographic markets, through developing and offering more tailored and user-friendly solutions and services and targeted sales and marketing efforts.

We believe the online marketing needs for small and medium-sized enterprise market segment in China are underserved and there are considerable demands for, and growth opportunities in, simplified marketing technology solutions that would enable small and medium-sized enterprises to execute marketing campaigns on their own. We plan to partner with marketing agencies in 2nd tier and 3rd tier cities in China and invest in their training to strengthen their ability in attracting and retaining high-quality small and medium-sized enterprises locally and educate them to use our solutions on a self-serve basis. In addition, we believe mobile audience solutions have high growth potential in light of the increasing mobile penetration rate and users’ engagement with mobile apps. We plan to continue to prioritize our mobile strategy through improved functionalities of our platform, better understanding of and response to clients’ needs and preferences in mobile marketing campaigns and expanding and deepening cooperation with mobile content distribution channels to capture a larger share of online marketing spend on mobile channels. We also strive to diversify our client base and penetrate into new industry verticals and geographical markets to capture more growth opportunities. We plan to launch solutions with industry-specific features, such as more user data packages with industry focus, and interfaces to attract marketers and marketing agencies in additional industry verticals. In addition, we intend to continue to open overseas offices, increase our international presence and attract more overseas clients with timely and localized support. We plan to add new features to our existing solutions that are particularly relevant to overseas clients, such as multi-language, currency and time zone settings. Furthermore, we plan to roll out our self-service model in the overseas market to cater to more multinational companies. We believe this will empower a growing number of multinational clients to transact in an automated fashion with minimal additional sales and marketing inputs from us, enabling us to scale up operations efficiently.

Increase marketing spend on our platform

We strive to increase marketing spend of our clients on our platform by staying at the forefront of the online marketing industry and address marketers’ evolving needs with innovative solutions.

We intend to offer new features and enhanced functionalities on our platform to provide more effective and comprehensive solutions, especially mobile audience solutions. For example, we are in the process of beta testing our content creation solution, iExperience, which is designed to enable marketers to syndicate and manage their marketing messages, including to dynamically create and tailor marketing messages to specific audience interest. We expect to officially launch iExperience in the fourth quarter of 2017. In addition, we are working on new partnership initiatives, which would make third-party applications available to our clients through our platform directly, further enhancing customer experience and hence increasing the stickiness of our platform. For example, we intend to make available on our platform certain social listening and enhanced data visualization modules by third-party service providers to help our clients better monitor and optimize their campaigns.

We also intend to explore innovative audience engagement formats across multiple channels, in particular on mobile apps. For example, we are closely collaborating with over-the-top, or OTT, content partners to capture the growth in OTT marketing spend.

Continue to enlarge audience data set, strengthen data analytics capabilities and innovate technologies

We place a high value on data expansion and technological innovation and intend to continue devoting substantial resources to that end. We will continue to collaborate with marketers, publishers and other third parties to increase the dimensions and varieties of our data assets. We plan to work on further integration of data management platforms of our clients, publishers and other third-party partners with ours, and develop strategic relationships to exploit new data sources and enlarge audience data set. For example, we expect to form new partnership with selected consumer goods retailers to access their consumer transactional records, which will allow us to gain valuable insight into their spending patterns.

In addition, we plan to continue investing in our data science technologies, including refreshing and upgrading data modeling and segmentation technologies to meet marketer demands in different market segments and industry verticals. We also plan to upgrade our technical infrastructure to support our growing data set and data analytics capabilities as we continue to expand. For example, we have multiple ongoing initiatives to optimize both our hardware and software infrastructure and systems, such as faster reporting and analysis generation and more efficient server management.

Extend data application across more aspects in online marketing and beyond

We intend to broaden our solution offerings across more aspects in online marketing, including content creation and customer relationship management. For example, we plan to expand our data application to content optimization to help marketers decide how best to upgrade their marketing content.

In addition, we plan to explore the application of our data in areas beyond online marketing. For example, we are in preliminary discussions with insurance companies to collaborate on the development of data models to be used in credit scoring algorithms and risk pricing rules.

Explore strategic alliance and acquisition opportunities

We plan to take advantage of the fragmented nature and rapid growth of the online marketing technology market in China to continue to explore investment, acquisition and business collaboration opportunities and will consider opportunities that complement or enhance our existing operations and are strategically beneficial to our long-term goals. Our management plans to judiciously evaluate any such opportunity that may arise from time to time. We believe that our past acquisition experience, our relationship with many industry participants and our knowledge of, and experience in, the online marketing technology market in China will assist us in making sound acquisition decisions. We do not, however, currently have any specific acquisition plans or targets.

Our Solutions

Through our suite of end-to-end solutions, enabled and supported by our extensive data set, sophisticated data analytics capabilities and cutting-edge technologies, we deliver highly integrated customer experience and address marketers’ needs throughout their marketing cycle and across different online channels to:

•	identify their potential customers;

•	engage and activate potential customers;

•	monitor and measure the results of online marketing campaigns; and

•	create content catering to their potential customers.

All our solutions, including the solutions from OptAim are integrated in a single user-friendly platform, accessible through both PC and mobile devices.

The following diagram illustrates the architecture of our platform:

Our Suite of Solutions

Audience Identification Solution: iAudience

iAudience is our audience identification solution that allows marketers to search, identify and customize their targeted audience to generate or boost brand awareness. Marketers can simply type in a list of keywords, such as brand names or products of interest, and iAudience will automatically suggest other keywords usually associated with, or used in, the relevant contexts, and then search our database of user profiles to identify the most relevant user profiles to target. Marketers have the flexibility to refine these audience search results, for example, by user attribute, for more focused targeting. In addition, we have built “pre-packaged” audience groups for a wide variety of industries, including travel, education, finance, automobile and real estate to streamline the audience identification process for marketers in these industries, who can identify their desired user profiles in just one click.

iAudience also helps marketers map out the competitive landscape by showing the overlaps of their consumers and their competitors. This enables marketers to filter out brand loyalists from brand switchers for more effective, bespoke communications.

Below is a sample interface for our iAudience solution.

Audience Engagement and Activation Solutions: iAccess and iActivation

iAccess and iActivation are our cross-channel audience engagement and activation solutions, respectively tailored for brand awareness-driven campaigns and performance-driven campaigns. iAccess and iActivation provide marketers with a comprehensive suite of targeting or re-targeting options to reach out to, or re-connect with, potential audience identified by iAudience. Marketers can choose to target these audience based on their gender, age, income levels, geographic locations, interest, device, and device operating system. Marketers are also afforded the flexibility to select their preferred content format, budgeting requirement, display frequency and time to reach these audience.

Below is a sample interface for our iAccess solution.

Audience Engagement Solution Designed for Small and Medium-Sized Enterprises – iExpress

iExpress is the “lite” version of our iAccess solution. While iAccess is designed for and primarily used by multinational clients, iExpress is designed for small and medium-sized enterprises in China, who value simplicity and flexibility in their marketing activities. iExpress contains the basic functions of iAccess with a more simplified and intuitive user interface.

Campaign Results Monitoring and Measurement Solution: iNsights

iNsights is our online campaign results monitoring and measurement solution. It helps marketers analyze their campaign performance to refine campaign strategies and guide future campaign planning. Through a user-friendly interface, marketers can view their campaign performance information, including marketing costs incurred, number of clicks, click-through rates, number of conversions and other useful information for each online channel individually and for different online channels in the aggregate. In addition to basic campaign performance information, iNsights provides marketers with in-depth analyses, including:

•	Conversion path analyses – Holistic analyses of when, where and how a user interacts with various devices by the multiple touch points he or she has come in contact with, including the “last mile” through which the user is converted, i.e., making a purchase or otherwise taking an action that the marketer desires; and

•	Cross-channel effectiveness analyses – Analyses of the effectiveness of the various marketing channels in achieving different marketing objectives and their respective cost effectiveness. Combining these with conversion path analyses, marketers can identify the portfolio of channels that work in tandem with each other to generate the greatest marketing impact and effectiveness.

Content Creation Solution: iExperience

We recently launched, on trial basis, iExperience, our content creation solution that helps marketers syndicate and manage all their marketing content and assets. iExperience enables marketers to syndicate their marketing messages across all their marketing channels, and provides them with the option to dynamically create and tailor marketing messages to specific audience interest by modifying their content and presentation (including, for example, style of the marketing message, colors displayed, text used and formatting) as well as by selecting specific products and services to include in the marketing messages. iExperience also assists marketers to optimize their websites to convert more visitors into consumers. We expect to officially launch iExperience in the fourth quarter of 2017.

Our solutions support other technical layers that provide marketers with value-adding features. For example, we screen websites to ensure that a marketing message will not be displayed in adult, political, criminal or other illegal or inappropriate contexts. In addition, we identify and sift out fraudulent clicks that lead to inflated traffic flow, which distorts campaign performance or leads to inflated media acquisition costs. We also support third-party tracking of audience engagement or other campaign performance data where a marketer requests.

We also leverage on our solutions such as iAudience, iAccess, and iActivation to design tailored solutions catering to clients’ specific marketing needs. For example, we have launched a number of mobile audience solutions, such as MoTV, our native in-app mobile video ad solution, MoSocial, our premium mobile social ad solution and MoFeeds, our native mobile in-feed ad solution.

Our Solution Delivery Model

We offer both mobile audience solutions and other solutions based on channels desired by our clients. Our mobile audience solutions are non-search engine marketing solutions designed to identify, engage and activate audience exclusively on mobile apps, and monitor and measure the results of online marketing activities on such channels. Our other solutions are primarily focused on identifying, engaging and activating audience on non-mobile app content distribution channels, such as PC banner display, PC video advertisements and search engine marketing.

We take a flexible approach to delivering our solutions. Depending on the preferences and levels of internal resources and sophistication of clients, our solutions are delivered through:

•	self-service, when clients have the flexibility to run their marketing campaigns on an “a la carte”, cost-effective basis; and

•	managed service, when our account management team manages marketing campaigns for our clients, including deciding on cross-channel marketing budget allocation and the timing, frequency, number and format of audience engagement based on their specified marketing objectives and budgets.

We generate revenues primarily from clients’ marketing spend through our platform as they utilize our solutions in cost-plus and specified action marketing campaigns, and depending on our revenue recognition model, either including or excluding media cost. To a lesser extent, we generate revenues from incentives granted by the publisher under our sales agency arrangement. Please refer to “Management Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Net Revenues”, “— Critical Accounting Policies — Revenue Recognition” and “— Critical Accounting Policies — Rebates” for a description of our revenue recognition policies and accounting treatment of rebates.

Our Data and Data Analytics Capabilities and Technologies

Our Data Assets

Our data assets are the backbone of our solutions and data analytics capabilities. We had the largest Chinese consumer data set in terms of number of active profiled users in 2016 among independent online marketing technology companies in China, according to Frost & Sullivan. From approximately 74,000 mobile apps and 2.6 million websites that we covered, we analyzed approximately 633.5 million active profiled users in China in the 30 days leading up to September 30, 2017. According to the China Internet Network Information Center, or CNNIC, there were 731 million internet users and 695 million mobile internet users in China as of December 31, 2016. The average daily volume of the data we collected reached 0.9 terabytes in the 30 days leading up to September 30, 2017.

We collect data from a variety of channels, including through our proprietary tracking tools, from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners. We track data with our proprietary toolbars and software development kits installed on apps and websites. The data that we have tracked are complemented by, and blended with, marketing campaign performance data from marketers, publishers and ad exchanges. To a lesser extent, we collect data from selected third-party data partners, including major internet companies in China and financial institutions, through our data collaboration arrangement with them. Our data assets primarily include users’ intent, interest, online transactional, offline purchase behavioral data, social data and demographic data, as well as campaign performance data.

•	Intent data – Intent data refers to data that indicates the various intent of a user. Intent data directly identifies the interests and immediate needs of a specific user. An example of intent data would be search terms entered into search engines by a particular user looking for business class air tickets from Hong Kong to Shanghai. We obtain intent data primarily from the websites and apps on which we have installed our proprietary sharing toolbars and software development kits as well as through API connection with major search engines where marketers’ search marketing is executed.

•	Interest data – Interest data refers to the category and semantic meaning of the content of websites and apps that a user visits, including visit frequency and sequence, from which we are able to infer the various interests of a user. Interest data shows the awareness of the relevant information by a specific user. An example of interest data would be data concerning how frequently a particular user interested in fine dining browses webpages of luxury Japanese cuisine restaurants. We collect interest data from websites and apps on which we have installed our proprietary sharing toolbars and software development kits as well as through API connection with certain ad exchanges.

•	Online transactional data – Online transactional data refers to a user’s behavior on online commerce platforms, including the items he or she is browsing or has added to his or her shopping cart. Online transactional data directly identifies the purchasing intent and immediate needs of a specific user. An example of online transactional data would be a particular user browsing for high-end skin care products and adding a specific brand of eye serum into the shopping cart in preparation of a purchase. We obtain online transactional data from partnerships with branded E-commerce platforms and the re-marketing campaigns for our E-commerce clients.

•	Offline purchase behavioral data – Offline purchase behavioral data refers to a user’s behavior in non-digitally connected environments, such as offline purchase behavior when the user buys an item physically from an offline retailer by swiping his or her credit card. Offline purchase behavioral data directly identifies the purchasing behavior and immediate needs of a specific user outside of the realms of traditional digital user tracking. An example of offline purchase behavioral data would be a particular user buying a luxury handbag in a specific luxury retailer with his or her credit card. We obtain offline purchase behavioral data from partnerships with financial institutions and credit card issuers. Our offline purchase behavioral data is pseudonymized and does not include users’ personal details.

•

Social data – Social data refers a user’s behavior on social networks, such as Sina Weibo and Tencent QZone, including the content the user shares from websites or apps via social sharing toolbars, and the content the user posts, shares on the social networks, his or her “social graph”, such as his or her “friends” and “followers” and other behavior data the user publicly shares on social networks. Social data demonstrates that a specific user is engaged in certain particular topics or content online on social media. An example of social data would be the name of a restaurant being recommended by a particular user via his or her social network account. We obtain social data by installing our proprietary sharing toolbars and software development kits on websites and apps, as well as through API connections with major social networks.

•	Demographic data – Demographic data refers to a user’s age, gender, income level and geographic location. In addition to inferred demographic information through our data tracking and profiling analytic capabilities and technologies, we obtain actual demographic data from social media accounts through our strategic relationship with selected third-party data partners, including major internet companies in China.

•	Campaign performance data – Campaign performance data refers to a user’s interaction with, and response to, a given marketing message, starting with such user’s click on the content and including the user’s interaction with the destination site to which the link leads, and all other actions taken by the user, including E-commerce transaction, clicks, registration or sign-ups, video viewing, and “follow” or “likes” on social media platforms. We obtain campaign performance data from websites and apps on which we have installed our proprietary sharing toolbars and software development kits, in managing client campaigns, and through our data collaboration arrangements with selected third-party data partners.

We distill structured variables from large volume of unstructured data to construct context-rich user profiles. In the 30 days leading up to September 30, 2017, we analyzed approximately 633.5 million active profiled users, whose profiles include on average 19 attributes, including user demographics, geographic location, device preference, spending history, personal interest and other online or offline behavioral pattern. We “pre-package” our user profiles into audience groups that can be utilized by specific industry verticals for precise targeting. Data involving our user profiles and audience groups are continuously fed into our content distribution opportunity matching process, enabling marketers to make cost-efficient decisions on real-time audience engagement opportunities and continuously optimize these decisions to access and activate their target audience through different channels.

Our Data Analytics Capabilities and Technologies

We apply data science technologies extensively throughout the online marketing cycle to support audience tracking, profiling and segmentation and to execute cost-efficient decisions on real-time audience engagement. Our proprietary data analytics capabilities and technologies include:

Deep Learning and Artificial Intelligence

•	Audience tracking engine - Our audience tracking engine monitors our audience across various devices and channels to identify which user has been interacting with what content, through which devices and the environment the user is in. It also uses cookies and other digital fingerprinting technologies, which take into account social network IDs, browsing behavior, network usage, IP addresses, surfing patterns, and device features, to recognize, identify, and re-identify a user across multiple channels, devices, and geographic locations, including de-duplication of multiple devices to a user.

•	Contextual analysis engine - Our contextual analysis engine parses all data properties to understand the context and content which audiences are interacting in and with, including news articles, social networks, search engines, mobile apps, etc. These help understand what a user is interested in, including product categories, brand names, product names, keywords, and the depth of their interest.

•

Natural language processing algorithms - Our natural language processing algorithms, or NLP, are important elements of our contextual analysis engine. We use these algorithms to extract structure from unstructured data, so that it can be processed and analyzed effectively. Our NLP algorithms are designed to understand and analyze Chinese and English languages and their usage in various contexts. They enable the extraction of information about entities, correlations, sentiments and emotions from vast amounts of text converted from audio and video streams and other digital content. In addition, we combine deep learning techniques with our natural language processing capabilities to further enhance the accuracy of attributes of our user profiles.

Predictive Analytics

•	User profiling engine - Combining the data collected through, and processed by, our contextual analysis engine and audience tracking engine, our user profiling engine infers the user’s interest, demographic, intent and other features through multi-dimensional data drill down and dynamic correlation analysis. In addition, we employ various models and algorithms on user profiles to expand and provide more breadth and depth on each user profile. As of September 30, 2017, we had designed an aggregate of 186 data labels for our user profiles.

•	Profile Segmentation Algorithms - We use various algorithms to organize user profiles, which are generated and updated dynamically in real time, responding to real time changes in user interests and needs. This allows for accurate and detailed segmentation of user interests through multiple dimensions, e.g. by user interest keywords and user interest categories.

Real-Time Matching Technologies

•	Real-time user engagement algorithms – Our real time user engagement algorithms execute marketing decisions based on a wide range of parameters, including predictions on click-through rate and conversion rate, inventory price, inventory safety and inventory segment, and consider audience compatibility, demographics, and frequency capping or other budgeting restrictions among other parameters, to compute the most cost-efficient decisions on real-time audience engagement opportunities.

•	Online continuous real-time bid optimization algorithms – Our online continuous real-time bid optimization algorithms consider a wide range of parameters, including purchasing efficiency, predicted conversion rate, return on media value, budget allocation efficiency, inventory safety, and what marketers are willing to pay to dynamically optimize our bidding and pricing strategies. Our real-time bid optimization algorithms continuously sieve through a large volume of user engagement opportunities per day to decide which are the best possible opportunities to engage with.

Data Privacy and Security

We collect data solely to analyze audience and campaign performance. In order to identify each user profile, we assign a random profile number with each new profile. We then use that number as the anonymous identification for the profile and associate it with all related data. In general we do not collect personally identifiable information unless a user consents to it or a marketer gives consent on behalf of the user. If such information is inadvertently obtained by us, our policy is to immediately delete such information.

We treat all information we collect as confidential. We do not disclose any information we gather from a marketer or any third party data partner unless such disclosure is approved by it, which in turn has obtained end user consent.

We have put in place appropriate physical, electronic and managerial procedures to safeguard and secure our data assets, including to prevent unauthorized access, to preserve their integrity and to ensure their appropriate use. On the software level, we maintain the same database login information across all our computer systems to control access, and individuals with different levels or job duties are assigned different levels of access permissions. For example, only high-level technology personnel, including head of system operations, head of data science and certain other technical developments leaders have root access to our operation system; and only database managers have access to the relevant database. We have central controls to govern user roles and permissions. On the hardware levels, our servers are located at IDCs, and only system operation personnel have access to our servers. In addition, we have established hardware firewall where all traffic is inspected and filtered according to a comprehensive set of rules. We conduct comprehensive security reviews of our data assets on an annual basis and ad hoc security reviews from time to time as special needs arise.

Our Technology Infrastructure

Our platform is built on a highly scalable and reliable cloud-based technology architecture. This allows us to harness large quantities of real-time data and ensures high speed performance at a large scale to accommodate more clients and increased complexity of their online marketing campaigns.

•	Real-time analytics - Our cloud-based technology architecture is built to be fully distributed while having a single unified access layer. Large amounts of data are ingested through multiple highly-optimized points and analyzed using both offline batch processing and online real-time processing through streaming technologies. This architecture allows us to combine multiple data dimensions and apply various machine learning algorithms in real-time to our data, providing the most up-to-date and accurate representations of a user’s traits and online behavior.

•	Scalability - With modular architecture that is built to be horizontally scalable, our platform can be easily expanded as data storage requirements and client base increase. Our data repositories are clustered and our data processing architecture is distributed in several cities in China and Hong Kong, which supports efficient expansion. When need arises, we can easily add servers and integrate them into our existing server clusters as either data nodes or processing nodes. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time.

•	Reliability - Our technology layers have built in software and hardware redundancy and will automatically switch if errors are detected. We built our platform on a distributed computing architecture with no single point of failure. In addition, our architecture supports multiple live copies of each data set along with snapshot capabilities for faster, point-in-time data recovery instead of traditional backup and restore methodologies. Furthermore, our data processing architecture is located within the same cities where servers of major ad exchanges in China are located, facilitating low latency access and reliability as we bid for content distribution opportunities in real time.

Our Content Distribution Channels

We provide marketers with one-stop access to a wide variety of cross-channel content distribution opportunities in China through our deep relationship with content distribution channel partners. For example, we purchase or promote content distribution opportunities on content distribution channels, including premium channels such as Tencent, Baidu, Google and Alibaba. We believe we have preferential access to the content distribution opportunities on some of our channels that allow us to purchase the content distribution opportunities ahead of other purchasers offering the same terms. Media cost for content distribution opportunities on Tencent, Baidu, Google and Alibaba channels in aggregate accounted for 84.0%, 81.6% and 88.6% of our media costs in 2015, 2016 and nine months ended September 30, 2017, respectively. Media cost for content distribution opportunities on our largest channel partner in each of 2015, 2016 and the nine months ended September 30, 2017 accounted for 55.0%, 42.2% and 61.1% of our media costs during the relevant periods, respectively, and media costs for content distribution opportunities on our second largest channel partner in each of 2015, 2016 and the nine months ended September 30, 2017 accounted for 22.6%, 36.1% and 25.7% of our media cost during the relevant periods, respectively. See “Risk Factors — Risks Related to Our Business and Industry — Loss of any content distribution channel may materially and adversely affect our business and results of operations.” and “— The independent online marketing technology market is highly fragmented and intensely competitive. In addition, independent online marketing technology platforms face competitive pressure from well-established internet companies, marketing agencies and traditional media.” for more details on the significance of these channel partners to our business and potential competition with them.

Our content distribution opportunities span the mobile and PC channels, and include various formats such as video and traditional banner ad. Our content distribution channel partners primarily include mobile and online publishers, major search engines and ad exchanges. In the 30 days leading up to September 30, 2017, we covered approximately 74,000 mobile apps and 2.6 million websites. In 2016, our gross billing from mobile audience solutions and other solutions amounted to US$112.4 million and US$123.9 million, accounting for 47.6% and 52.4% of our gross billing, respectively. In the nine months ended September 30, 2017, our gross billings from mobile audience solutions and other solutions amounted to US$104.5 million and US$57.4 million, accounting for 64.5% and 35.5% of our gross billing, respectively. In 2016, our net revenues from mobile audience solutions and other solutions amounted to US$57.8 million and US$37.6 million, accounting for 60.6% and 39.4% of our net revenue, respectively. In the nine months ended September 30, 2017, our net revenues from mobile audience solutions and other solutions amounted to US$67.3 million and US$18.2 million, accounting for 78.7% and 21.3% of our net revenues, respectively.

We generally enter into annual framework agreements with content distribution channel partners, which set out each party’s rights and responsibilities with respect to the relevant content distribution opportunities. For example, we are generally required to examine advertising content to ensure its compliance with applicable laws and content distribution channel partners’ policies. We are also generally required to prepay media cost, which is based on pricing models determined by content distribution partners and calculated based on content distribution partners’ tracking. In addition, these agreements generally provide for certain rebates or incentives, generally calculated as a percentage of marketing spend, that we are entitled to should the marketing spend during the terms exceed specified thresholds. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Net Revenues”, “—Key Components of Results of Operations — Cost of Revenues; Gross Profit Margin”, “—Critical Accounting Policies — Revenue Recognition — Sales Agency” and “—Critical Accounting Policies — Rebates” for a description of the accounting treatment of rebates and incentives that we receive from content distribution channels. Some of these agreements also provide for minimum amount of content distribution opportunities that needs to be purchased during the terms of the agreements, failing which the content distribution channel partners may terminate the agreements.

We collaborate with many of our content distribution channel partners. Our product, technology and data engineering division work closely with the respective technology teams in our channel partners to ensure the compatibility of our tracking tools and access to content distribution opportunities. In addition to basic cooperation on access to content distribution opportunities, we collaborate closely with our content distribution partners on product research and development to stay at the forefront of marketing technology innovation and facilitate optimal audience engagement. For example, in 2015, we launched MoTV mobile SDK through cooperation with certain leading apps in China, which is an in-app video app that provides blue-ray quality ad viewing experience.

Our Clients

We sell our solutions by entering into marketing campaign contracts with marketers or marketing agencies. We treat entities which enter into marketing campaign contracts with us and incur marketing spend during the relevant period as our clients. Therefore, we count specific sub-brands or divisions within the same brand or holding company as distinct clients so long as we have signed campaign contracts with different entities. On the other hand, even though multiple campaign contracts may be involved, we only record one single client if those contracts with us are signed by the same entity. Our clients include both marketers who have direct contractual relationships with us, or direct marketer clients, and marketing agency clients. Our “marketers” include both direct marketer clients, and marketers that are represented by our marketing agency clients and have no direct contractual relationship with us, or end marketers. During 2016, we had over 2,000 clients including over 1,800 direct marketer clients and over 500 marketing agency clients, which represented over 1,100 end marketers. In the nine months ended September 30, 2017, we had over 1,500 clients, including over 1,100 direct marketer clients and over 400 agency clients, which represented over 1,200 end marketers.

Our marketers span a diverse array of industry segments, with banking and finance, entertainment and media, E-commerce, personal care and beauty, and travel and hospitality being among the top five in terms of gross billing contribution in 2016. They also feature companies of different sizes, including more than 150 multinational companies in 2016 and in the nine months ended September 30, 2017, respectively, as well as small and medium-sized enterprises. Our marketers come from a variety of regions, with headquarters in Europe, North America, South America, or Southeast Asia. In determining the geographic classification of revenue, we look at the geographic location of our subsidiary or VIE which executed the marketing campaign contract. Our subsidiaries or VIE in China generally are our signing entities for marketing campaign contracts with clients which are based in China. Our Singapore subsidiary generally is our signing entity for marketing campaign contracts with clients based in Southeast Asia. Our Hong Kong subsidiaries generally are our signing entities for marketing campaign contracts with other clients. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Components of Results of Operations — Net Revenues” for our net revenues breakdown by geographic region.

We derived over 70% of our gross billing from direct marketer clients in 2015 and 2016 and around 60% of our gross billing from direct marketer clients in the nine months ended September 30, 2017. We have been strategically optimizing the client base for other solutions to focus on profitability and liquidity. As a result of these efforts, our gross billing per client increased by US$32,020, or 47.5%, from US$67,413 in 2015 to US$99,433 in 2016, and by US$19,436, or 22.5%, from US$86,489 in the nine months ended September 30, 2016 to US$105,925 in the same period in 2017. The total number of our clients decreased by 10.1% from 2,644 in 2015 to 2,376 in 2016 notwithstanding our full year consolidation of OptAim’s results of operations in 2016 compared to our consolidation of OptAim’s results of operations only for the period from July 24 to December 31 in 2015. The total number of our clients decreased by 26.5% from 2,079 in the nine months ended September 30, 2016 to 1,528 in the same period in 2017.

In 2016, we derived 18% of our net revenues from a marketer in the entertainment industry and 11% of our net revenues from a marketer in the e-commerce industry. In the nine months ended September 30, 2017, we derived 11% of our net revenues from a marketer in the entertainment industry. These marketers utilized our mobile audience solutions under specified-action arrangement and therefore, revenue from these marketers was recognized on a gross basis. Their marketing campaign contracts were for a term of one year and contained terms similar to that under the marketing campaign contracts we generally enter into with other marketers utilizing similar solutions. Please refer to “Risk Factors — Risk Related to Our Business and Industry — Failure to retain existing clients or attract new ones could adversely impact our business and results of operations.”

Sales, Business Development and Account Management

Our sales and business development workforce is focused on attracting more clients for our mobile audience solutions, optimizing the client base for our other solutions to focus on profitability and liquidity, and attracting more clients to use our solutions through our self-service model. Leveraging our existing positions and reputations in industry sectors where we already have a strong presence, we are able to attract more direct marketer clients in those sectors. In addition, we are focused on diversifying our client base. We have partnered with local marketing agencies at selected first and second-tier cities in China to expand our marketer base in industry segments where we have relatively less presence, as well as to attract and retain high quality small and medium-sized enterprises to use our solutions on a self-serve basis. Furthermore, our sales and business development team works closely with overseas marketing agencies and channel partners in the home countries of overseas marketers, who help promote our solutions to overseas marketers.

Our sales and business development team is organized by geographic region, and is further divided into groups that focus on sales to marketers or to marketing agencies in each geographic region. As of September 30, 2017, we had 102 employees for sales and business development.

Supporting our sales and business development team are our account managers under our operational support team, who help maintain and grow the accounts of our clients. While our intuitive user interfaces are designed to enable clients to easily deploy and utilize our solutions themselves with minimal customer support, we make online and telephonic helpdesk facilities available and provide onsite engineering support to clients and also assign account managers for our direct marketer clients and some of our marketing agency clients. Our account mangers provide consultative services on the use of our solutions, and in addition, for our managed service clients, more in-depth servicing on campaign planning, execution and result measurement and analysis.

We use a variety of traditional and web-based channels to drive our brand awareness and generate demand, including through direct marketing, print advertising in trade journals, offline sales efforts and client referrals. We regularly attend trade shows and industry conferences, including the industry-renowned DMEXCO, RISE conference, iAB TechFront and GMIC, and speak to the press about the latest trends in China’s digital market industry and developments in our solution offerings. In addition, we periodically post case studies and observations and analysis on industry trends on our website and social media, including our WeChat public account.

Research and Development

We are committed to continually enhancing and innovating our solutions, technologies and technical infrastructure. Our current R&D initiatives include development of an integrated one-stop system where our marketers can collaborate with their agencies, vendors or third-party collaborators in a consolidated manner to implement marketing initiatives or plan, execute and manage marketing campaigns across PC, mobile and TV channels.

Our R&D process is demand and innovation driven and involves collaborative efforts, including from our other functional teams, including sales and marketing, and product and operation support. Our R&D process advocates adaptive planning, iterative and incremental development cycles, and encourages rapid and flexible response to change. We typically release new solution features or improvements every week.

Intellectual Property

We have developed all of the key technologies supporting our platform and solutions in-house. Our intellectual property rights are a key component of our success. We rely on a combination of trademark and trade secret laws, and contractual restrictions, including through confidentiality, non-disclosure invention assignment agreements with our key employees, consultants and third parties with whom we do business, to establish, maintain and protect our proprietary information and other intellectual property.

Notwithstanding these efforts, we cannot be sure that any intellectual property we own will not be challenged, invalidated, or circumvented or that such intellectual property will be commercially useful in protecting our brand, products, services and technology. For more information regarding the risks related to our intellectual property, please see “Risk Factors — Risks Related to Our Business and Industry — Our business may suffer if it is alleged or determined that our technologies or any other aspects of our business infringe on the intellectual property rights of others,” “— If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected.”

As of September 30, 2017, we had two patents in application in China, and 13 registered trademarks and trademark application in China and Hong Kong.

Competition

China’s independent online marketing technology market is highly competitive, fragmented and rapidly changing. According to Frost & Sullivan, we were the largest independent online marketing technology company in China in terms of gross billing in 2016, with a market share of 5.4%. According to Frost & Sullivan, the five largest independent online marketing technology companies accounted for a total market share of 13.3% in terms of gross billing among all independent online marketing technology companies in China in 2016. We mainly compete with independent online marketing technology companies in China that offer online marketing solutions through demand side platform and use advanced technologies to optimize marketing campaigns for marketers. Frost & Sullivan expects that the independent online marketing technology market will undergo further consolidation and continuous innovation, which could result in higher concentration levels and leading players achieving higher market shares.

We compete for online marketing revenue based on many factors, including our ability to deliver return on marketing expenditure at scale, client trust, geographic reach, breadth and depth of relationships with publishers, ad exchanges, ad networks and other participants in the online marketing ecosystem, comprehensiveness of solutions and service offerings, pricing structure and competitiveness, cross-channel capabilities, accessibility and user-friendliness of solutions and brand awareness. We compete for content distribution opportunities based on our ability to maximize the value of content distribution opportunities for content distribution channels partners, provide them with a wide array of solutions covering various types of content distribution opportunities and our ability to increase fill rates. While our industry is evolving rapidly and is becoming increasingly competitive, we believe that our highly scalable and flexible business model, large Chinese consumer data set, and omni-channel, targeted audience reach, proprietary, cutting-edge technologies, strong, diverse and loyal client base, deep knowledge and familiarity with China’s online marketing industry, and visionary leadership enable us to remain competitive.

In addition, independent online marketing technology platforms face competitive pressure from large and well-established internet companies, such as Alibaba, Baidu, Tencent and Google, which have established stronger and broader presence across the online marketing ecosystem and have significantly more financial, marketing and other resources, more extensive client base and broader supplier relationship, and longer operating histories and greater brand recognition than we do. While we believe that we do not directly compete with these large and well-established internet companies for marketing spend as we promote their content distribution opportunities or purchase their content distribution opportunities in the ordinary course of our business in connection with our execution of marketing campaigns, and these companies generally do not provide integrated online marketing solutions the way we do, they are major players in the online marketing technology industry as they provide online marketing technology and offer services and offer solutions that help marketers achieve one or more aspects of their marketing goals in one or more phases of their online marketing cycle. In addition, these large and well-established companies control content distribution channels and would directly compete with us should we vertically expand our business to own or operate content distribution channels in the future. Online marketing technology platforms also face competition from marketing agencies, who may have their own relationships with content distribution channels and can directly connect marketers with such channels. Furthermore, online marketing technology platforms continue to face competition from traditional media including direct marketing, television, radio, cable and print advertising companies.

Please refer to “Risk Factors – Risk Related to Our Business and Industry – The market for online marketing solutions is highly fragmented and intensely competitive, and we may not be able to compete successfully with existing or new competitors.” and “Risk Factors – Risk Related to Our Business and Industry – If online marketing solutions do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected.”

Employees

As of December 31, 2015 and 2016, we had a total of 596 and 554 employees, respectively. The table below provides a breakdown of our employees by function as of December 31, 2016:

	Number of employees	% of Total
Product, technology and data engineering	128	23.1
Operation support	184	33.2
Sales and business development	161	29.1
General and administrative	81	14.6

Total	554	100

As of September 30, 2017, we had a total of 440 employees, decreasing by 20.6% from 554 as of the end of December 31, 2016. The decrease primarily resulted from the decrease in headcount for sales and business development functions as we continued to optimize our client base to focus on profitability and liquidity, and for general and administrative functions as we further integrated OptAim’s operations, which had been completed by June 30, 2017.

We enter into standard labor contracts and confidentiality agreements with our management and employees. Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages initiative and self-development. We provide specific training to new employees at orientation to familiarize them with our working environment and operational procedures. We also design and implement in-house training programs tailored to each job function and set of responsibilities to enhance performance. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

In addition to salaries and benefits, we provide commission-based compensation for our sales force and performance-based bonuses for other employees. We also allow many of our employees to participate in share-based incentive plans to align their interests more closely with those of our shareholders. As required by regulations in China, we participate in various employee social security plans that are administered by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance plans. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local governments from time to time.

We believe that our working environment and the support and benefits provided to our employees have contributed to maintaining good working relationships with our employees. None of our employees are represented by labor unions.

Facilities

Our headquarters and principal executive office are located in Hong Kong, in an approximately 1,500 square-meter facility, under certain lease agreements expiring on December 31, 2018. We currently lease approximately 2,900 square-meter office space in China located in Beijing, Shanghai, Shenzhen and Guangzhou, which primarily carry out the functions of technology and data engineering, sales and business development and operation support. Outside of China and Hong Kong, we also have subsidiaries or sales offices in Singapore, Taiwan and London.

We lease all of our facilities and do not own any real property. Our leases will expire from 2017 to 2019. We believe that our current facilities are suitable and adequate to meet our current needs. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Legal and Administrative Proceedings

From time to time we may become involved in legal or administrative proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal or administrative proceedings or claims that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation or any other legal or administrative proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

REGULATION

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, rules and regulations relevant to our business and operations in the PRC.

Regulations on Advertising Business

The Advertising Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on April 24, 2015 and became effective on September 1, 2015, is the principal law regulating our business. This law regulates contents of advertisements, codes of conduct for advertising, and the supervision and administration of advertising industry. It also stipulates that advertisers, advertising operators, and advertisement publishers shall abide by the Advertising Law and other laws and regulations, be honest and trustworthy, and compete in a fair manner in advertising business. According to the Advertising Law, advertising operators and advertisement publishers shall examine the relevant certification documents and verify the contents of advertisements in accordance with laws and regulations. According the Advertising Law, if advertising operators know or should have known the content of the advertisements is false or deceptive but still provide advertising design, production and agency services in connection with the advertisements, they might be subject to penalties, including confiscation of revenue and fines, and the competent PRC authority may suspend or revoke their business licenses. In addition, the Regulations on the Administration of Advertisement, promulgated by the State Council on October 26, 1987 requires the advertising operators to submit applications to the industry and commerce authorities for approval and registration. During the course of business, advertising operators are required to check papers or certificates and examine the contents of advertisements. According to this regulation, advertising operators may not publish, broadcast, install or post any advertisements which violate the provisions of the relevant regulations.

On July 4, 2016, the State Administration for Industry and Commerce (SAIC) promulgated the Interim Measures for the Administration of Internet Advertising, or Interim Measures on Internet Advertising to regulate advertising activities conducted via the internet. According to the Interim Measures on Internet Advertising, advertisements published or distributed via the internet shall not interfere with users’ normal use of the internet. For example, advertisements published on web page pop-up windows or in others forms shall be clearly marked with a “close” sign to give the users an opportunity to close them out. No entity or individual may induce users to click on the contents of an advertisement through deception. An internet advertisement publisher or advertising operator, shall establish and maintain an acceptable registration, examination and file management system for its advertisers; examine, verify and record the identity information of each advertiser. The Interim Measures on Internet Advertising also require internet advertisement publishers and advertising operators to verify related supporting documents, check the contents of the advertisement and prohibits them from designing, producing, providing services or publishing any advertisement if the content and the supporting documents do not match each other or the documentary evidence thereof are insufficient.

The Advertising Law defines an “advertising operator” as any natural person, legal person or other organization that agrees to provide advertising design, production and agency services for advertisers. Therefore, we are an “advertising operator” as provided in the Advertising Law and thus subject to the content review and conduct requirements of the Advertising Law and the Interim Measures on Internet Advertising, or the Interim Measures. To facilitate compliance with Advertising Law, we are developing certain advertising business management rules containing these mandatory content review and conduct requirements, and are establishing internal mechanisms to implement these rules, which we expect to complete before this offering.

Prior to June 29, 2015, we were regulated by the Regulations for the Administration of Foreign-Invested Advertising Enterprises, promulgated by the State Administration for Industry and Commerce and the MOFCOM, which prescribed certain conditions on foreign investors that invest in companies in advertising business in China. Among other things, such foreign investors shall have at least three years’ track record primarily engaging in advertising business and shall have obtained an Opinion on the Approval of Foreign-invested Advertising Enterprise Project, which is issued by the State Administrative of Industry and Commerce or its local counterparts. The Regulations for the Administration of Foreign-Invested Advertising Enterprises were abolished on June 29, 2015 by the State Administration for Industry and Commerce after consultation with the MOFCOM.

Regulations on Internet Information Service

There are several principal regulations on internet information service business, including (i) the Telecommunications Regulations of the People’s Republic of China, promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, (ii) the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000, or the Internet Measures, and (iii) the Catalogue of Telecommunication Services, issued by the State Council on September 25, 2000, and most recently amended by the Ministry of Industry and Information Technology, or MIIT, on December 28, 2015. According to the Internet Measures, “internet information services” include provision of information services through the internet to internet users. Since we have websites that provides information, including description of our business and solutions, to online users, we are deemed to be providing “internet information service”, and are therefore subject to these regulations on internet information services. Pursuant to the Internet Measures, there are two categories of internet information services, namely, services of an operative nature and services of a non-operative nature. The Internet Measures require providers of operative internet information services to obtain an operating permit and imposes certain restrictions on the percentage of foreign ownership in such providers. Our business does not involve the provision of operative internet information services, and therefore, we are not required to obtain any operating permits or subject to foreign ownership restrictions under these regulations. In accordance with the Internet Measures, we shall complete a filing process for our website, which has been done.

Regulations on Privacy Protection

According to the Internet Measures, “internet information services” means the activity of providing information services through the internet to internet users. Since we have websites that provide information to internet users, we are considered an internet information service provider under the Internet Measures and are therefore, subject to regulations relating to the protection of privacy, including prohibitions on producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes on the lawful rights and interests of others. Internet information service providers that violate the prohibition could face criminal charges or administrative sanctions by the PRC security authorities. In addition, relevant authorities may suspend their services, revoke their licenses or temporarily suspend or close down their websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by MIIT, in December 2011, internet information service providers are prohibited from collecting any user-related information that can reveal the identity of the user whether by itself or when used in combination with other information, or providing any such information to third parties without the consent of that user. Internet information service providers must expressly inform the users of the method, content and purpose to collect and process such user personal information, and may only collect such information necessary for their services. Internet information service providers are also required to properly maintain the user personal information and, in case of any leakage or likely leakage of such information, must take remedial measures immediately and report any material leakage to the telecommunications regulatory authority.

In December 2012, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress emphasizes the need to protect electronic information that contains personal identification information and other private data. The decision requires internet information service providers to establish and publish policies regarding the collection and use of personal electronic information, to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss.

Furthermore, the MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users issued in July 2013 contain detailed requirements upon the activities collecting or using personal information of users in the provision of telecommunication service and internet information service, which mainly include: (i) the telecommunication business operators or internet information service providers shall expressly advise users about the purpose, method and scope of the collection or use of information, and the ways to inquire or correct information, and the consequences of refusal to provide information, etc.; (ii) the telecommunication business operators or internet information service providers shall not go beyond the necessary and the purpose for their service, nor by means of deceiving, misleading or force or in violation of the laws, regulations or the agreements between the parties; (iii) any collected information shall be kept in strict confidence with adequate measures; (iv) shall establish user complaint handling mechanism to accept complaints from the users, and etc. Internet information service providers, including us, may subject to penalties, including fines, warnings, orders to correct and even criminal charges if failed to fulfill the aforesaid requirements.

Regulations on Foreign-related Surveys Measures

According to the Foreign-related Surveys Measures, foreign-related surveys include: (i) market and social surveys conducted under the entrustment or financial aid of any overseas organization, individual, or the agency of any overseas organization in China; (ii) market and social surveys conducted in cooperation with any overseas organization, individual, or the agency of any overseas organization in China; (iii) market surveys lawfully conducted by the agency of any overseas organization in China; and (iv) market and social surveys of which the materials and results are to be provided to any overseas organization, individual, or the agency of any overseas organization in China. Any foreign-related market survey must be conducted by a foreign-related survey institution and no individual or organization may conduct any foreign-related survey without a license for foreign-related surveys. According to the Foreign-related Surveys Measure and the Catalogue of Industries for Guiding Foreign Investment (2015 version), only a domestic enterprise or a sino-foreign enterprise which meet the several requirements stipulated in the Foreign-related Surveys Measures can apply for license for the foreign- related survey.

We collect data of multiple kinds and from multiple sources through our consolidated subsidiaries in the PRC and Hong Kong. These data include users’ search, browse, E-commerce and offline behavioral data, social data, demographic data, campaign performance data, and certain technical data, from our proprietary tracking tools, our marketers, publishers and ad exchanges in connection with marketing campaigns, and from collaboration with selected third-party data partners. Except for the general definitions of market surveys and social surveys defined in the Foreign-related Surveys Measures, there is no further clarification or specific guidance on the characteristics and scope of “foreign-related surveys”. In the opinion of our PRC counsel, Jingtian & Gongcheng, the collection and use of data of our business do not fall within the scope of “foreign-related survey” and therefore we are not required to obtain a foreign-related survey license under the Foreign-related Survey Measures as currently interpreted and enforced by the relevant PRC regulatory authorities. However, in light of these uncertainties and out of prudence, we through OptAim Network, our VIE entity, applied for and were granted the foreign-related survey license on June 6, 2017 by the Chinese National Bureau of Statistics.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including copyrights, trademarks and patents. China is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

Computer Software Copyright

On March 1, 2013, the Regulations for the Protection of Computer Software promulgated by the State Council came into effect. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business.

Patent

Patents in the PRC are principally protected under the Patent Law of the People’s Republic of China, which was amended by the Standing Committee of the National People’s Congress in 2008 and became effective on October 1, 2009. This law is formulated for protecting the rights and interests of patentees, encouraging invention, promoting the application of inventions, enhancing innovation capacity, and facilitating the advancement of science and technology, and the economic and social development. Under this law, the duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Trademark

The PRC Trademark Law, promulgated in 1983 and most recently amended in 2013, which such amendments became effective on May 1, 2014, protects the proprietary rights with respect to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of 10 years for registered trademarks, which may be extended for another 10 years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services.

Domain Name

On December 20, 2004, the Measures for the Administration of Internet Domain Names of the PRC, promulgated by the Ministry of Information, came into effect. These measures are formulated with reference to the norms on administration of internet domain names worldwide, for the purposes of promoting the healthy development of China’s internet sector and guaranteeing the safe and reliable operation of the internet domain name system in the PRC.

Regulations on Employment

There are several principal rules and regulations in the PRC with respect to rights and obligations of employers and labors, including (i) the Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on January 1, 1995, or the Labor Law, (ii) the Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on July 1, 2013, or the Labor Contract Law, (iii) the Social Insurance Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress effective on July 1, 2011, or the Social Insurance Law, and (iv) the Regulations on the Management of Housing Provident Fund, promulgated by the State Council on March 24, 2002.

According to the Labor Law and the Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standard. All employers are required, among other things, to establish a system for labor safety and workplace sanitation, and to provide employees with workplace safety training. Violations of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise. In addition, pursuant to the Social Insurance Law, employers in the PRC are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Regulations on Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, promulgated by the National People’s Congress of China and implemented on January 1, 2008, or the EIT Law, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities.

In addition, according to the EIT Law, enterprises that are incorporated outside the PRC but have their “de facto management body” located in China may be considered as PRC resident enterprises and may therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define “de facto management body” as “establishment that carries out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” And the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, further provides certain specific criteria to determine whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the place where the enterprise performs its duties are in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in the PRC. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.

We are organized under the laws of the Cayman Islands and not controlled by a PRC enterprise or PRC enterprise group, we therefore do not believe that we meet all of the conditions above. But if we are considered a PRC resident enterprise by the competent tax authority, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.

Income Tax for Share Transfers

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or Circular 698, promulgated by the SAT on December 10, 2009, and the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (issued by a PRC resident enterprise) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, may be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, a transfer that meets all of the following circumstances will be deemed to have no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

There is uncertainty as to the application of Circular 698 and Circular 7. Circular 698 and Circular 7 may be determined by the PRC tax authorities to be applicable to our prior private equity financing transactions that involved non-resident investors, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may be taxed under Circular 698 and Circular 7, and we may be required to expend valuable resources to comply with Circular 698 and Circular 7 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations.

Value Added Tax

On January 1, 2012, the State Council launched a pilot value-added tax, or VAT, reform program, or the Pilot Program, applicable to businesses in selected industries, such as industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creativity services, logistics ancillary services and attestation and consulting services. Businesses subject to the Pilot Program are subject to VAT instead of business tax. On May 24, 2013, the Ministry of Finance and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries. On August 1, 2013, the Pilot Program was implemented throughout China. On March 23, 2016, SAT and Ministry of Finance promulgated Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, which became effective on May 1, 2016. According to the 2016 Circular, general taxpayers who are engaged in technical services, information technology services, cultural creativity services, logistics supporting services, leasing services, attestation consulting services and/or other modern service industries are subject to a VAT at the rate of 6%.

Dividends Withholding Tax

We are a Cayman Islands exempted limited liability company, used as a holding company and a substantial part of our income may come from dividends we receive from our PRC subsidiary by distributions to our Hong Kong subsidiaries. Pursuant to the EIT Law and its implementation rules, and Special Double Taxation Avoidance Agreement, dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiaries by our PRC subsidiary are subject to withholding tax at a rate of 5%.

The PRC and the Hong Kong Special Administrative Region entered into the Arrangement for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or Special Double Taxation Avoidance Agreement, on August 21, 2006. This arrangement reduces the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise, such as from our PRC subsidiaries to our Hong Kong subsidiaries, from the statutory rate of 10% to 5% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to benefit from the reduced withholding tax rate: (i) it must be is a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Non-Resident Tax Treatments Measures, which became effective in November 2015, require that non-resident taxpayers report and submit the relevant statements and materials specified in this measure and be administrated and supervised subsequently by the relevant tax authority in order for the reduced withholding tax rate to apply. There are also other conditions for the reduced withholding tax rate including that Hong Kong recipient must be the beneficial owner of the income.

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax.

Regulations on Foreign Exchange

The Regulations of the People’s Republic of China on Foreign Exchange Control, promulgated by the State Council on August 5, 2008, are principal regulations on foreign currency exchange in the PRC. Under these regulations, the Renminbi is freely convertible for current account items after due process, including distribution of dividends, trade-related foreign exchange transactions and service-related foreign exchange transactions, whereas foreign exchange for capital account items, such as direct investments or loans, require prior approval of and registration with the SAFE.

Capital Settlement and Overseas Remittance of Foreign-Invested Enterprises

On May 13, 2013, the SAFE promulgated the Provisions on Foreign Exchange Administration Over Direct Investment Made by Foreign Investors in the PRC in order to promote and facilitate foreign investors to make direct investment in the PRC. Under these provisions, a foreign-invested enterprise may remit funds abroad for purchase and remit foreign exchange with relevant banks from capital reduction, liquidation, advance recovery of investment, profit distribution, etc. after due registration. On June 1, 2015, SAFE Circular 19 came into effect, which introduced a reform of the administration to the settlement of the foreign exchange capital for foreign-invested enterprises national wide based on the pilot experience in certain regions in the early days. On June 9, 2016, SAFE Circular 16 was promulgated, which included more detailed provisions on capital account settlement and overseas remittance for foreign-invested enterprises. This notice allows foreign-invested enterprises to settle their foreign exchange receipt on a discretionary basis and explicitly includes foreign debts and repatriated funds raised through overseas listing as foreign exchange receipts that can be settled discretionally in addition to foreign exchange capital, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, investment in security market, offering of entrustment loans or purchase of any investment properties. Although this makes a further relaxation of policies on the control over foreign exchange settlement of capital accounts, in practice, there are still several specific requirements that affect the abilities of the PRC enterprises to access the offshore financing capitals.

According to Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises promulgated by the Ministry of Commerce, or the MOC, effective on October 8, 2016, foreign investors making capital contributions to their PRC subsidiaries shall make necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS. Pursuant to the Interim Measures on the Management of Foreign Debts promulgated jointly by the SAFE, Ministry of Finance, the NDRC, effective on March 1, 2003, PRC foreign-invested companies may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS.

On January 10, 2017, the People’s Bank of China promulgated the Circular on Management of Cross-border Financing. According to this circular, an enterprise shall file the cross-border financing contracts for the record with the Capital Project Information System of the SAFE after the execution date of the contracts but no later than three working days before the withdrawal date. In addition, according to the Circular on Promoting the Administrative Reform, promulgated by the NDRC on September 14, 2015, any medium or long term loan to be provided by foreign entities to domestic enterprises must be recorded and registered by the NDRC.

Outbound Investment and Financing and Roundtrip Investment

On July 4, 2014, the Circular on the Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Outbound Investment and Financing and Roundtrip Investment though Special Purpose Vehicles promulgated by the SAFE came into effect. This circular prescribes operational procedures and registration requirements for roundtrip investment through special purpose companies and others. In particular, it states that a domestic resident shall apply to the relevant local branch of the SAFE for foreign exchange registration of overseas investment, prior to making contribution to a special purpose company with legitimate domestic or overseas assets or interests.

Equity Incentive Plans

On February 15, 2012, the Notice of SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas-Listed Companies came into effect. This notice prescribes foreign exchange registration requirements for domestic individuals such as directors, supervisors, officials and other employees in relation to equity incentive plans of companies listed abroad, including employee stock ownership plans, employee stock option plans and other equity incentive programs permitted by applicable laws and regulations. Under the notice, individuals who participate in equity incentive plans of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle matters such as foreign exchange registration with the SAFE, account opening, and funds transfer and remittance, and also entrust an overseas institution to handle matters such as exercise of options, purchasing and sale of related equity and transfer of funds. An individual may use his/her own foreign currency funds in his/her personal foreign currency deposit account, RMB funds or other legitimate domestic funds to participate in an equity incentive plan.

Regulations on Dividend Distribution

The principal legislation with respect to payment or distribution of dividends by wholly foreign-owned enterprises include (i) the Company Law of the People’s Republic of China, most recently amended by the Standing Committee of the National People’s Congress as of March 1, 2014, and (ii) Wholly Foreign-Owned Enterprise Law of the People’s Republic of China, promulgated on April 12, 1986 and amended on October 31, 2000 by the Standing Committee of the National People’s Congress. Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as reserve fund, if any, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to its employee welfare and bonus funds at its discretion. These reserve funds may not be distributed as cash dividends.

Regulations on Foreign Investment

According to the Catalogue for the Guidance of Foreign Investment Industries (Revised in 2015), or the 2015 Catalogue, there is no restriction on the foreign-invested advertising company as advertising industry falls within neither the catalogue of prohibitions nor the catalogue of restrictions. Moreover, the Regulations for the Administration of Foreign-Invested Advertising Enterprises, which prescribed certain restrictions on foreign investors were abolished on June 29, 2015.

According to the 2015 Catalogue, market survey falls into the catalogue of restrictions, which means foreign investors can engage in businesses in this industry only through a sino-foreign enterprise, while social survey falls into the catalogue of prohibitions.

In January 2015, the MOFCOM published a consultation draft of PRC Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE. And “actual control” broadly defined in the Draft of PRC Foreign Investment Law including the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

Therefore, under the Draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors and be subject to restrictions on foreign investments. As a result, their operation in the industry listed on the “catalogue of restrictions” without market entry clearance or on the “catalogue of prohibitions” may be considered as illegal. If this is the case, the variable interest entities would be ordered to terminate the related business and might subject to penalties, including confiscations, fines, and even criminal charges.

In addition, the Draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment or each investment alteration, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The Draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. And it is also uncertain when the draft would be passed into law and whether the final version would have any substantial changes from this draft.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. Except for Messrs. Scott Moore, Dylan Huang and Honnus Cheung, the business address for our directors and executive officers is that of our principal executive office at: 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R. The business address of Mr. Scott Moore is Ad Lightning, Inc., 240 2nd Ave. South, Suite 400, Seattle, WA 98104. The business address of Mr. Dylan Huang is Block C, Hengdian Building, No. 4 Wangjing East Road, Chaoyang District, Beijing, China. The business address of Ms. Honnus Cheung is Unit 3608, Level 36, AIA Tower, 183 Electric Road, Hong Kong.

Directors and Executive Officers	Age	Position/Title
Wing Hong Sammy Hsieh	44	Chairman of the Board, Chief Executive Officer, and Co-Founder
Jian Tang	40	Director, Chief Operating Officer, Chief Technology Officer, and Co-Founder
Yau Ping Ricky Ng	36	Director and Co-Founder
Yu Long	44	Director
Antares Au	38	Director
Scott Moore*	56	Director Appointee
Dylan Huang*	43	Director Appointee
Honnus Cheung*	46	Director Appointee
Jie Jiao	36	Chief Financial Officer
Yan Lee	34	Chief Product Officer

*	Each of Messrs. Scott Moore, Dylan Huang and Honnus Cheung has accepted our appointment to be a director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Wing Hong Sammy Hsieh is our chairman of the board and co-founder and has served as our chief executive officer since 2009. Prior to founding our company, Mr. Hsieh held senior positions in a number of prominent technology companies. Mr. Hsieh was general manager for Asia Pacific at Efficient Frontier (now an Adobe company), a leading digital performance marketing company in 2008. Prior to that, Mr. Hsieh was director of Search Marketing at Yahoo Hong Kong during 2000 to 2008, during which he oversaw the business operations, including sales, marketing, business development and product management. Mr. Hsieh also held various sales and marketing positions at the LVMH Group and British American Tobacco earlier in his career. Mr. Hsieh received his bachelor’s degree in economics from the University of California, Los Angeles.

Mr. Jian Tang is our director and co-founder and has served as our chief operating officer since January 2016 and our chief technology officer since November 2016. Mr. Tang has approximately 20 years of experience in digital advertising and is well-known in the area of advertising technologies and big data in China. Prior to joining us, Mr. Tang founded OptAim in 2012, which was later acquired by us in July 2015. Prior to founding OptAim, Mr. Tang was Tencent’s engineering director of Advertising Platform Department who helped initiate and develop Tencent’s programmatic ad exchange platform. Mr. Tang had also served key research and engineering and management roles at Yahoo’s global research and development center, Baidu and Microsoft Research from 2005 to 2011, where he led a number of major technical and research and development projects. Mr. Tang received his doctor’s degree in computer engineering from Tsinghua University. Mr. Tang was named by Campaign Asia as one of the leaders in its Digital A-List in 2016.

Mr. Yau Ping Ricky Ng is our director and co-founder. Mr. Ng has also served as director of both Aladdin Fintech (Beijing) Company Limited and Aladdin Fintech Company Limited. Prior to founding our company, Mr. Ng was head of direct sales at Yahoo Hong Kong where he specialized in developing new business and sales partnerships for the company’s search marketing and performance display solutions. Mr. Ng received his bachelor’s degree in computer science from the Chinese University of Hong Kong. Mr. Ng was named by Campaign Asia as “Digital A-list Digital Entrepreneur” in 2015 and Vmarketing as “Top 100 digital figures in 2011-2012.”

Ms. Yu Long was appointed as our director by Bertelsmann Asia Investments in February 2011 in connection with its subscription of our series B preferred shares. Ms. Long currently also serves as a member of Bertelsmann Group management committee, chief executive officer of Bertelsmann China Corporate Center and managing partner of Bertelsmann Asia Investments. Ms. Long serves on the board of Coach Inc. (NYSE: COH), and China Distance Education (NYSE: DL) and Bitauto Holdings Limited (NYSE: BITA). Prior to that, Ms. Long was a principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a producer and lead anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a producer and host for Chengdu People’s Radio Broadcasting. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long is an active member of the World Economic Forum’s Young Global Leaders Advisory Council and is also a member of its Global Agenda Council on the Future of Media, Entertainment & Information.

Mr. Antares Au was appointed as our director by SSG Capital in February 2011 in connection with its subscription of our ordinary and series C preferred shares. Mr. Au is a founding member and managing director of SSG Capital Management (Hong Kong) Limited and has headed its investment activities in Greater China since the firm’s establishment in 2009. He also serves as director of Jamestrong Investment Holding Limited and various entities affiliated with SSG Capital. Mr. Au previously worked at Lehman Brothers Asia Special Situations Group where he was responsible for the group’s investment activities in Greater China from 2007 to 2008. Prior to that, he worked at an affiliate of Och Ziff Capital Management from 2006 to 2007 and the private equity team of Fortress Investment Group from 2003 to 2005. He worked in the investment banking division of Goldman Sachs in New York from 2001 to 2002. Mr. Au received his bachelor’s degree in computer science and economics from Columbia University.

Mr. Scott Moore will serve as our director commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Moore is the founder, chief executive officer and member of the board of directors of Ad Lightning, Inc. From September 2013 to April 2016, he served as chairman of the board of directors and chief executive officer of Cheezburger Networks, Inc. Prior to this, Mr. Moore was the chief digital officer of Hibu, plc. From 2009 to 2011, Mr. Moore was the executive producer at MSN US for Microsoft Corporation. During his employment with Microsoft Corporation, Mr. Moore also served on the board of directors of MSNBC.com, a joint venture of Microsoft Corporation and NBC Universal. Mr. Moore received his MBA degree from the University of Washington in 1994 and his bachelor’s degree in arts from the Harvard College in 1985.

Mr. Dylan Huang will serve as our director commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Huang has served as the corporate vice president, group chief technology officer and general manager at Tencent Online Media Group since 2008, leading its media’s mobile initiative. He was the senior lead program manager, program manager, software design engineer and software design engineer in test at Microsoft Corporation from 2001 to 2008. Prior to this, Mr. Huang served as product design manager at Hangzhou Fusheng Electrical Appliance Co., Ltd., previously named Fusheng Motor. Co. Mr. Huang received his bachelor’s degree and doctor’s degree in electrical engineering from Zhejiang University and his MBA degree from Washington Business School.

Ms. Honnus Cheung will serve as our director commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Cheung has served as the chief financial officer at Travelzoo, Asia Pacific since September 2015. Ms. Cheung served as the group chief financial officer of Travelzoo (Asia Pacific) Inc from November 2009 to August 2015 and the Asia Pacific chief financial officer of Travelzoo Inc. from September 2007 to October 2009. Prior to working at Travelzoo, Ms. Cheung served as the regional finance director of Yahoo Asia Pacific operations from 1999 to 2007. Prior to working at Yahoo, Ms. Cheung worked various professional positions at American Standard and PricewaterhouseCoopers. Ms. Cheung received her bachelor’s degree in commerce from the University of Queensland, Australia and an MBA degree from Northwestern University, United States. Ms. Cheung is a fellow member of Hong Kong Institution of Certified Public Accountants of Hong Kong (FCPA) and Certified Practising Accountants of Australia (FCPA), respectively. She is also a fellow member of the Hong Kong Institute of Directors (FHKIoD).

Ms. Jie Jiao has served as our chief financial officer since May 2017 and was our head of finance from 2014 to 2016. Ms. Jiao has also served as an independent non-executive director of China Sunshine Paper Holdings Company Limited (2002.HK), a Hong Kong listed company, since 2014. Prior to joining us, Ms. Jiao served at several U.S. or Hong Kong-listed companies, including ArtGo Holdings Limited (3313.HK) and Fang Holdings Limited (NYSE: SFUN), mainly in charge of their initial public offerings, compliance after the initial public offerings and investor relationship from 2007 to 2014. She was a senior counsel at Jingtian & Gongcheng from 2004 to 2007. Ms. Jiao received her bachelor degree of law and bachelor degree of economics from Peking University, and her master degree of law in Oxford University. Ms. Jiao is a Chartered Financial Analyst and has obtained her PRC Legal Profession Qualification Certificate.

Mr. Yan Lee has served as our chief product officer since 2016. Mr. Lee has approximately ten years of experience in digital marketing and products, with a focus on big data advertising platforms as well as business ecosystem infrastructure. Prior to joining us, Mr. Lee was the founder and chief executive officer of Buzzinate, a leading demand side platform and data service provider in mainland China, which was acquired by us in November 2014. Prior to founding Buzzinate, Mr. Lee held strategic advertising roles at several 4As agencies serving automobile, fast-moving consumer goods and retail clients. Mr. Lee received his dual bachelor’s degrees in advertising and corporate management from National Chengchi University in Taiwan, and an MBA degree from China Europe International Business School in Shanghai, China. In 2012, Mr. Lee was named by Forbes China as one of China’s “30 Under 30” Entrepreneurs.

Board of Directors

Upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of eight directors, including executive directors and non-executive directors. Pursuant to our eighth amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering and will replace our current amended and restated memorandum and articles of association in its entirety, the size of our board of directors shall be limited to nine. Please refer to “Risk Factors — Risk Related to This Offering and Our American Depositary Shares — As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Committees of the Board of Directors

We are a foreign private issuer (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the NASDAQ Global Market. Under Section 5615 of the NASDAQ Stock Market Rules, NASDAQ-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. Please refer to “Risk Factors — Risk Related to This Offering and Our American Depositary Shares — As a company incorporated in the Cayman Islands, we will adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.” Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee Our audit committee consists of Honnus Cheung, Scott Moore and Dylan Huang, and is chaired by Honnus Cheung. Honnus Cheung, Scott Moore and Dylan Huang each satisfy the “independence” requirements of the Rule 5605(c)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Honnus Cheung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-screening all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board of directors.

Compensation Committee Our compensation committee consists of Dylan Huang, Sammy Hsieh and Jian Tang, and will be chaired by Dylan Huang. Dylan Huang satisfies the “independence” requirements of the Listing Rules of the NASDAQ Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee Our nominating and corporate governance committee will consist of Scott Moore, Sammy Hsieh, and Jian Tang, and will be chaired by Scott Moore. Scott Moore satisfies the “independence” requirements of the Listing Rules of the NASDAQ Stock Market. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty to act honestly in good faith with a view to our best interests and for a proper purpose. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Pursuant to our eighth amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering and will replace our current amended and restated memorandum and articles of association in its entirety, our board of directors shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board (subject to the maximum size limit). Any director so appointed by the board shall hold office only until the next following annual general meeting and shall then be eligible for re-election. Our directors will not be subject to a term of office and will hold their offices until such time as they are removed from office by an ordinary resolution of our shareholders with or without cause, or by the board of directors for cause. “Cause” shall mean a conviction for a criminal offence involving dishonesty or engaging in conduct which brings the director or us into disrepute or which results in material financial detriment to the us. In addition, the office of any of our directors shall be vacated if the director (a) resigns his office by notice in writing to our company; (b) becomes of unsound mind or dies; (c) without special leave of absence from our board of directors, is absent from meetings of the board for six consecutive months and the board of directors resolves that his office be vacates; (d) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (e) is prohibited by law from being a director; or (f) ceases to be a director by virtue of any provision of the Statutes or is removed from office pursuant to our memorandum and articles of association.

Pursuant to our eighth amended and restated memorandum and articles of association, any removal or appointment of chairman of the board is subject to shareholder approval by ordinary resolution.

Employment Agreements and Indemnification Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers.

Term and Termination

Pursuant to these agreements, we will be entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain act of dishonesty, serious misconduct or any other act that justifies immediate dismissal of the officer, or if that officer is precluded by law from performing his duty as an officer. We may also terminate a senior executive officer’s employment by giving three months’ prior written notice or three months’ salary if the senior executive officer is not qualified for his position after we provide relevant training to him. A senior executive officer may terminate his or her employment at any time by giving three months’ prior written notice.

Confidentiality; IP

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, including but not limited to, trade secrets, any information concerning the process, system, data, financials, dealings or other confidential business information. The executive officers have also agreed that all intellectual property rights which they conceive, develop, write or otherwise created in the course of their employment, whether during or outside normal working hours, will be vested solely in us, and the officers will, at our request and expense, execute such assignments and assurances as may be reasonably necessary to perfect our ownership of those rights.

Non-Competition and Non-Solicitation

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for six months following the last date of employment. Specifically, during such term each executive officer has agreed not to (i) directly or indirectly engage or involve in any business which is in competition with us; (ii) directly or indirectly canvass or solicit from our clients any goods or services similar to ours; and (iii) entice, endeavor to entice, persuade or procure away any of our employees.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by them in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the twelve months ended December 31, 2016 and nine months ended September 30, 2017, we paid an aggregate of approximately US$1 million and US$0.7 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors. Subject to the requirements under the applicable laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions based on the insurance scales set forth by the local government for employees’ pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary. For incentive share grants to our executive officers, see “— Share Incentive Plans.”

Share Incentive Plans

2010 Plan

Our board of directors approved the 2010 Plan in 2010, to provide incentives to our certain employees and consultants and promote the success of our business. Under the 2010 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137, which have been issued to Arda as trustee to the beneficiaries of the 2010 Plan. As of the date of this prospectus, options to purchase 1,970,881 ordinary shares were granted and outstanding under the 2010 Plan, 668,690 of which are not vested, 1,029,436 are fully vested but not exercised, and 272,755 have been exercised.

The following paragraphs describe the principal terms of the 2010 Plan.

Type of Awards. The 2010 Plan permits the award of options to purchase our ordinary shares.

Trustee. Mr. Wing Hong Sammy Hsieh through Arda upon trust serves as the trustee to the beneficiaries of the 2010 Plan. Upon a grantee’s exercise of any options awarded under the 2010 Plan, the trustee shall hold the resulting ordinary shares until a public offering of our ordinary shares on a stock exchange or if our board of directors decides to transfer the ordinary shares to the grantee, and until either of such transfer events, the trustee shall pay cash or other dividend payments on these ordinary shares to the grantee. The trustee shall only deal with the trust properties in such manner as our board of directors from time to time directs in writing.

Award Agreement. Any award granted under the 2010 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations on such award, which may include the number of options awarded, the exercise price, the vesting schedule, the provisions applicable in the event of the grantee’s employment or service terminates, among others. We may amend or delete the terms of any award from time to time, provided that no such amendment shall impair the rights and benefits of any participant without his or her consent.

Eligibility. We may grant awards to employees of our company or any of our subsidiaries.

Vesting Schedule. Unless otherwise stated in respective grants, subject to forfeiture and arrangement on termination of employment or service, 25% of the share options shall be vested at the one-year anniversary of the grant date and 1/36 of the remaining 75% of the shares options shall be vested per month thereafter. In the event a take-over offer is made to our ordinary shares, we will use our best endeavors to procure that such take-over offer be extended to any ordinary shares that may be allotted pursuant to the exercise of unexercised share options. 120,067 options that were granted to Wing Hong Sammy Hsieh and 29,933 options that were granted to Yau Ping Ricky Ng shall vest immediately upon the earlier of the following: (i) approval of our listing on a stock exchange with an expected market capitalization of no less than US$500 million immediately after the completion of this offering, or (ii) any merger or acquisition of us at a valuation of US$500 million or above as a result of which our shareholders immediately prior to such merger or acquisition no longer hold a majority of the outstanding shares of the surviving corporation, and shall expire immediately prior to our listing on a stock exchange.

Exercise of Options. Vested options will become exercisable during the first five business days of January, April, July and October until the termination date of the 2010 Plan, subject to other terms and conditions provided in the relevant award agreements. Once all the preconditions are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased.

Transfer Restrictions. The participant will not be permitted to transfer, assign, dispose of, or create or purport to create any encumbrances over any option. In principle, all options shall be exercisable only by the participants. Any such transfer, assignment, disposal or encumbrance or purported encumbrance shall result in the automatic cancellation of the option.

Termination and amendment of the 2010 Plan. Our board of directors may amend or discontinue the 2010 Plan, provided that such amendment or termination shall not impair the rights of a participant under any award without such participant’s consent.

The following table summarizes, as of the date of this prospectus, the outstanding options granted under the 2010 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Wing Hong Sammy Hsieh	*	0.0010	August 27, 2014	The earlier of: (1) within 10 years of the vesting date; (2) immediately prior to listing of the Company on a stock exchange,
Yau Ping Ricky Ng	*	0.0010 – 4.800	June 21, 2013 to Aug 27, 2014	April 1, 2023; The earlier of: (1) within 10 years of the vesting date; (2) immediately prior to listing of the Company on a stock exchange,
Jian Tang	*	0.2687 – 4.0304	August 1, 2015	August 1, 2025
Yan Lee	*	8.1290 – 8.1300	January 1, 2015 to January 1, 2017	January 1, 2025 to January 1, 2027
Jie Jiao	*	8.1290 – 8.1300	August 18, 2014 to January 1, 2017	July 1, 2024 to January 1, 2027
Other grantees	1,277,675	0.0100 – 20.0000	April 1, 2011 to July 1, 2017	April 1, 2020 to April 1, 2027

*	Less than 1% of our total outstanding ordinary shares.

2017 and 2018 Performance-Based Incentive Shares

In December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018.

2017 Share Incentive Plan

We adopted a share incentive plan in 2017, or the 2017 Plan to provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the proposed 2017 Plan shall initially be 1,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of such shares will be Class A ordinary shares.

The following paragraphs describe the principal terms of the 2017 Plan.

Types of Awards. The 2017 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2017 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and amendment of the 2017 Plan. Unless terminated earlier, the 2017 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. Shareholder approval is required for any amendment to the 2017 Plan that (i) increases the number of shares available under the 2017 Plan, or (ii) permits the plan administrator to extend the term of the 2017 Plan or the exercise period for an option beyond ten years from the date of grant.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each person or entity that we know beneficially owns or will beneficially own more than 5% of our outstanding ordinary shares;

•	each director or executive officer who beneficially owns or will beneficially own more than 1% of our outstanding ordinary shares; and

•	all of our directors and executive officers as a group.

The calculations in the table below are based on 23,901,183 ordinary shares on an as-converted basis outstanding as of the date of this prospectus, which include all exercised options, but do not include granted but unexercised options, whether or not they are vested, and         ordinary shares outstanding immediately upon completion of this offering, including (i)              Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, (ii) 19,080,575 Class A ordinary shares into which all of our outstanding ordinary shares (other than 4,820,608 ordinary shares held by Mr. Sammy Hsieh and Mr. Jian Tang) and preferred shares will automatically convert and redesignate immediately prior to the completion of this offering on a one-for-one basis, and (iii) 4,820,608 Class B ordinary shares redesignated from the 4,820,608 outstanding ordinary shares held by Mr. Sammy Hsieh and Mr. Jian Tang immediately prior to the completion of this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

			Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares on an as-converted basis		Aggregate Voting Power
	Number*	%**	Number	%+	Number	%++	Number	%^	%^^
Directors and Executive Officers:
Wing Hong Sammy Hsieh(1)(10)	2,893,402	12.0
Jian Tang(2)(10)	2,339,480	9.8
Yau Ping Ricky Ng(3)(10)	984,586	4.1
Yu Long	—	—
Antares Au	—	—
Scott Moore***	—	—
Dylan Huang***	—	—
Honnus Cheung***	—	—
Jie Jiao	*	*
Yan Lee	*	*
All directors and Executive Officers as a Group	6,308,922	26.0

Principal Shareholders:
Bertelsmann Asia Investments AG and its affiliate(4)	3,281,417	13.7
Blue Focus International Limited(5)	3,235,338	13.5
Sumitomo Corporation Equity Asia Limited(6)	2,881,030	12.1
Wing Hong Sammy Hsieh(1)	2,893,402	12.0
Czerny Holdings Limited and Cervetto Holdings Limited(7)	2,486,802	10.4
Igomax Inc.(10)	2,320,028	9.7
Maestro Investment Holdings Limited(8)	2,011,997	8.4
O & K Investment Limited(9)	1,532,955	6.4

*	Less than 1% of our total outstanding shares.
**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 23,901,183 ordinary shares on an as-converted basis as of the date of this prospectus, and the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this prospectus.
***	Each of Messrs. Scott Moore, Dylan Huang and Honnus Cheung has accepted our appointment to be a director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

+	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of Class A ordinary shares outstanding immediately after the completion of this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs), and (2) the number of Class A ordinary shares that such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this prospectus.
++	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of Class B ordinary shares outstanding immediately after the completion of this offering, and (2) the number of Class B ordinary shares that such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this prospectus.
^	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of ordinary shares outstanding immediately after the completion of this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs), and (2) the number of ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.
^^	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group immediately after the completion of this offering with respect to all of our outstanding Class A and Class B ordinary shares as one class immediately after the completion of this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs). Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.
(1)	Represents (a) 2,500,580 ordinary shares held by Wing Hong Sammy Hsieh as of the date of this prospectus; (b) 272,755 ordinary shares held by Arda Holdings from the exercise of options under our 2010 Plan. Mr. Hsieh through Arda upon trust serves as the trustee to the beneficiaries of the 2010 Plan (the trustee shall only deal with the trust properties in such manner as our board from time to time directs in writing); and (c) 120,067 ordinary shares underlying 120,067 options granted to Mr. Hsieh, which shall vest immediately upon the earlier of the following: (i) approval of our listing on a stock exchange with an expected market capitalization of no less than US$500 million immediately after the completion of this offering, or (ii) any merger or acquisition of us at a valuation of US$500 million or above as a result of which our shareholders immediately prior to such merger or acquisition no longer hold a majority of the outstanding shares of the surviving corporation, and shall expire immediately prior to our listing on a stock exchange. The 2,500,580 ordinary shares held by Mr. Hsieh and 120,067 ordinary shares that are issuable upon the exercise of options granted to Mr. Hsieh will be re-designated as Class B ordinary shares immediately prior to the completion of this offering. The 272,755 ordinary shares held by Arda Holdings will be re-designated into Class A ordinary shares immediately prior to the completion of this offering.
(2)

Represents (a) 2,320,028 ordinary shares held by Igomax Inc., a British Virgin Islands company wholly owned by Jian Tang, and (b) 19,452 ordinary shares that are issuable upon exercise of options held in trust by Mr. Tang on behalf of certain consultants of OptAim that are exercisable currently or within 60 days of the date of this prospectus. The 2,320,028 ordinary shares held by Igomax Inc. will be re-designated as Class B ordinary shares immediately prior to the completion of this offering. The 18,865 ordinary shares that are issuable upon exercise of options will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.
(3)	Represents (a) 880,653 ordinary shares held by Yau Ping Ricky Ng as of the date of this prospectus; (b) 74,000 ordinary shares that are issuable upon exercise of options held by Mr. Ng that are exercisable currently or within 60 days of the date of this prospectus; and 29,933 ordinary shares underlying 29,933 options granted to Yau Ping Ricky Ng that shall vest immediately upon the earlier of the following: (i) approval of our listing on a stock exchange with an expected market capitalization of no less than US$500 million immediately after the completion of this offering, or (ii) any merger or acquisition of us at a valuation of US$500 million or above as a result of which our shareholders immediately prior to such merger or acquisition no longer hold a majority of the outstanding shares of the surviving corporation, and shall expire immediately prior to our listing on a stock exchange. The 880,653 ordinary shares and 29,933 ordinary shares underlying the options granted to Mr. Ng will be re-designated as Class A ordinary shares immediately prior to the completion of this offering. The 74,000 ordinary shares that are issuable upon exercise of options will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.
(4)	Represents (a) 1,204,920 ordinary shares and 1,484,409 series B preferred shares held by Bertelsmann Asia Investments AG, and (b) 592,088 ordinary shares held by BAI GmbH. Bertelsmann Asia Investments AG is a Swiss company and BAI GmbH is a Germany company. Both Bertelsmann Asia Investments AG and BAI GmbH are controlled by Bertelsmann SE & Co. KGaA. The 1,204,920 ordinary shares held by Bertelsmann Asia Investments AG and 592,088 ordinary shares held by BAI GmbH will be re-designated as Class A ordinary shares immediately prior to the completion of this offering and the 1,484,409 series B preferred shares held by Bertelsmann Asia Investments AG will be automatically converted into and re-designated as Class A ordinary shares immediately prior to the completion of this offering.
(5)	Represents (a) 742,320 ordinary shares, and (b) 2,493,018 series D preferred shares held by Blue Focus International Limited, a company incorporated in Hong Kong. Blue Focus International Limited is wholly owned by BlueFocus Communication Group Co. Ltd., a company listed on Shenzhen Stock Exchange. The 742,320 ordinary shares held by Blue Focus International Limited will be re-designated as Class A ordinary shares immediately prior to the completion of this offering and the 2,493,018 series D preferred shares held by Blue Focus International Limited will be automatically converted into and re-designated as Class A ordinary shares immediately prior to the completion of this offering.
(6)	Represents 2,476,190 series A preferred shares and 404,840 series B preferred shares held by Sumitomo Corporation Equity Asia Limited, a company incorporated in Hong Kong wholly owned by Sumitomo. All of these shares will be automatically converted into and re-designated as Class A ordinary shares immediately prior to the completion of this offering.
(7)	Represents (a) 887,616 ordinary shares held by Czerny Holdings Limited and (b) 1,599,186 series C preferred shares held by Cervetto Holdings Limited. Czerny Holdings Limited and Cervetto Holdings Limited are incorporated in the British Virgin Islands. Czerny Holdings Limited is wholly owned by SSG Capital Partners I GPGP, Ltd and Cervetto Holdings Limited is wholly owned by SSG Capital Partners II GPGP, Ltd. Mr. Wong Ching Him, Mr. Shyam Maheshwari and Mr. Andreas Vourloumis together hold all voting power over SSG Capital Holdings Limited, which is the sole shareholder of SSG Capital Partners I GPGP, Ltd and SSG Capital Partners II GPGP, Ltd. The registered office address of Czerny Holdings Limited and Cervetto Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The 887,616 ordinary shares held by Czerny Holdings Limited will be re-designated as Class A ordinary shares immediately prior to the completion of this offering and the 1,599,186 series C preferred shares held by Czerny Holdings Limited will be automatically converted into and re-designated as Class A ordinary shares immediately prior to the completion of this offering.
(8)	Represents 2,011,997 ordinary shares held by Maestro Investment Holdings Limited, a company incorporated in British Virgin Islands. Jiping Liu is the sole shareholder of Maestro Investment Holdings Limited. All of these shares will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.
(9)	Represents 1,532,955 ordinary shares held by O & K Investment Limited, a company incorporated in Hong Kong. Sunee Chiraseivinupraphand is the sole shareholder of O & K Investment Limited. Sunee

Chiraseivinupraphand is spouse of Wing Hong Sammy Hsieh. All of these shares will be re-designated as Class A ordinary shares immediately prior to the completion of this offering.
(10)	In December 2016, Wing Hong Sammy Hsieh and Yau Ping Ricky Ng each transferred 247,088 and 176,138 ordinary shares to Igomax Inc. for nominal consideration as compensation of Jian Tang’s service to us. Please refer to note 19(c) of our consolidated financial statements. All of these shares will be re-designated as Class B ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, none of our ordinary shares or preferred shares issued and outstanding on an as converted basis were held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. Immediately prior to the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share. Offering will represent Class A ordinary shares. See “Description of Share Capital” for a more detailed description of our Class A ordinary shares and Class B ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Corporate History and Structure.”

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital — History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements with Executive Officers.”

Share Incentive Plans

See “Management — Share Incentive Plans.”

Other Transactions with Related Parties

On December 31, 2015, we borrowed interest-free short-term loans from Mr. Jian Tang, our director, chief operating officer, chief technology officer, and co-founder in the aggregate principal amount of RMB300,000. We used the proceeds of these loans for capital injection into OptAim Network, our VIE, when we were unable to obtain foreign currency in a timely manner. The entire principal amounts of these loans were repaid on January 19, 2016.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted limited liability company and our affairs are governed by our memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our company is authorized to issue up to a maximum of 50,000,000 shares, which consist of 37,150,000 ordinary shares with a par value of US$0.001 each, 2,500,000 series A preferred shares with a par value of US$0.001 each, 3,000,000 series B preferred Shares with a par value of US$0.001 each, 1,650,000 series C preferred shares with a par value of US$0.001 each, 4,500,000 series D preferred shares with a par value of US$0.001 each and 1,200,000 series E preferred shares with a par value of US$0.001 each. As of the date of this prospectus, 14,375,426 ordinary shares, including 272,755 ordinary shares held by Arda from the exercise of options under our 2010 Plan, 2,476,190 series A preferred shares, 1,889,249 series B preferred shares, 1,599,186 series C preferred shares, 2,493,018 series D preferred shares and 1,068,114 series E preferred shares are issued and outstanding. All of our issued and outstanding ordinary and preferred shares are fully paid. See “Management — Share Incentive Plans — 2010 Plan.”

In December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018.

We adopted a share incentive plan in 2017, or the 2017 Plan, to provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the proposed 2017 Plan shall initially be 1,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of these shares will be Class A ordinary shares.

Upon completion of the offering, we are authorized to issue up to a maximum of 100,000,000 shares, of which 80,000,000 shares shall be designated as Class A ordinary shares, 20,000,000 shares shall be designated as Class B ordinary shares and provided always that our directors may, in their absolute discretion and without your approval, create and designate out of our unissued shares (including unissued Class A Ordinary Shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as they may determine.

Upon completion of this offering, there will be                             Class A ordinary shares and              Class B ordinary shares issued and outstanding, including (i)              Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, (ii)              Class A ordinary shares resulting from the automatic conversion and redesignation of all of our outstanding preferred shares and ordinary shares (other than              beneficially owned by Mr. Sammy Hsieh and Mr. Jian Tang) immediately prior to the completion of this offering on a one-for-one basis, and (iii)              Class B ordinary shares redesignated from the              outstanding ordinary shares held by Mr. Sammy Hsieh and Mr. Jian Tang immediately prior to the completion of this offering.

Our Post-Offering Amended and Restated Memorandum and Articles of Association

We adopted an eighth amended and restated memorandum and articles of association, which will become effective and replace our current seventh amended and restated memorandum and articles of association in its entirety immediately upon the completion of this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read the form of our post-offering amended and restated memorandum and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Objects of Our Company. Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

(a)	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b)	the date on which the name of any person was entered on the register as a member; and

(c)	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members should be immediately updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Our share capital is currently divided into Class A ordinary shares and Class B ordinary shares. On a show of hands each shareholder is entitled to one vote or, on a poll, each Class A ordinary share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company. Unless otherwise required under the laws of the Cayman Islands, Class A ordinary shares and Class B ordinary shares shall vote together as a single class.

Voting at any meeting of shareholders is by way of a poll, unless the chairman allows a vote by show of hands on a resolution which relates purely to a procedural or administrative matter. Procedural and administrative matters are those that are not on the agenda of the general meeting and relate to the chairman’s duties to maintain the orderly conduct of the meeting or allow the business of the meeting to be properly and effectively dealt with, while affording all shareholders a reasonable opportunity to express their views.

A quorum required for a meeting of shareholders consists of two shareholders entitled to vote present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. A majority of the board or the chairman of the board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. Both ordinary resolutions and special resolutions may also be passed by unanimous written resolutions signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. An ordinary resolution will be required for important matters including appointment or removal of the chairman of the board of directors, or removal of any directors (other than “for cause”), etc. A special resolution will be required for fundamental matters including a change of control event, and statutory matters such as merger, a change of name, making changes to our memorandum and articles of association or other matter as required under the laws of the Cayman Islands.

Conversion. Class B ordinary shares are convertible into Class A ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares when the beneficial ownership of Class B ordinary shares is transferred to persons who are not an affiliate of the holders of the Class B ordinary shares. Each Class B ordinary share is generally convertible into one Class A ordinary share. However, if and when the nominal amount of one Class A ordinary share changes by reason of consolidation or sub-division, the applicable conversion rate of Class B ordinary shares into Class A ordinary shares shall equal the quotient of the revised nominal amount, divided by the former nominal amount, of one Class A ordinary share.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NASDAQ may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NASDAQ, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Our board of directors shall give no less than ten clear days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a representative action against, or derivative actions in the name of, our company to challenge:

(a)	an act which is ultra vires the company or illegal, which is therefore incapable of ratification by the shareholders,

(b)	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, or

(c)	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association require us to indemnify our officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we will enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders with or without cause or by our directors for cause.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of all the holders of the issued shares of that class or with the sanction of a special resolution at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

In December 2014, we issued 274,752 ordinary shares to Big Tooth Corporation in recognition of Mr. Robert Tran’s consulting services to us.

In December 2014, we issued 255,033 ordinary shares to Arda to reserve for future grant and exercise of options under the 2010 Plan. See “Management — Share Incentive Plans — 2010 Plan.”

In December 2014, we issued 742,320 ordinary shares to BlueFocus International Limited for total consideration of US$12.0 million.

In February 2015, we issued 142,151 ordinary shares to the then shareholders of Buzzinate, as part of the consideration for the acquisition of all shares of Buzzinate.

In July 2015, we issued 2,535,091 ordinary shares to the then shareholders of OptAim, as part of the consideration for the acquisition of all shares of OptAim.

In July 2015, we issued 632,581 ordinary shares to Arda to reserve for future grant and exercise of options under the 2010 Plan. See “Management — Share Incentive Plans — 2010 Plan.”

In October 2015, we issued 945,663 ordinary shares to Arda to reserve for future grant and exercise of options under the 2010 Plan. See “Management — Share Incentive Plans — 2010 Plan.”

Preferred Shares

In December 2014, we issued 2,493,018 series D convertible redeemable preferred shares to BlueFocus International Limited for total subscription price of US$48.0 million.

In December 2016, we issued 1,068,114 series E convertible redeemable preferred shares to Shenwan Hongyuan Goldspring Fund I for a total subscription price of US$20.0 million.

Each holder of our preferred shares has the right, at such holder’s sole discretion, to convert all or any portion of their preferred shares into ordinary shares at any time. The initial conversion price is the original purchase price per share, subject to adjustment for share dividends, subdivision, combinations or consolidation of ordinary shares, certain distributions and anti-dilution adjustments. The preferred shares will be automatically converted into ordinary shares at the then applicable conversion price upon the completion of a qualified initial public offering.

Shareholders Agreement

We entered into a fourth amended and restated shareholders agreement on December 28, 2016 with our shareholders, which consist of holders of our ordinary shares, series A preferred shares, series B preferred shares, series C preferred shares, series D preferred shares and series E preferred shares.

The shareholders agreement provides for certain shareholders rights. Except for the registration rights described below, all the shareholders’ rights under the shareholders agreement will automatically terminate upon completion of this offering if it meets the definition of a qualified initial public offering as the term is defined in the shareholders agreement.

Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 25% of the registrable securities, which include our ordinary shares issued or issuable to certain ordinary shareholders, ordinary shares issued or to be issued upon conversion of our preferred shares, ordinary shares issued as a dividend of our preferred shares, or ordinary shares owned or acquired by purchasers of our preferred shares, may, at any time, request registration of their shares and we will use our reasonable best efforts to cause such shares to be registered. We, however, are not obligated to effect a demand registration if we have already effected three demand registrations. We also have the right to defer the filing of a registration statement for up to forty-five days on any one occasion or for up to a total of ninety days during any twelve month period if our board of directors determines in good faith that the registration at such time would be materially detrimental to us and our shareholders, provided that we may not register any securities for our own account or any other person within such period other than pursuant to a registration statement relating to the sale of securities pursuant to our share incentive plan, relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities that are also being registered.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from any holder of the registrable securities then outstanding, we must promptly file a registration statement on Form F-3 covering the offer and sale of the registrable securities by the requesting shareholders and other holders of registrable securities who choose to participate in the offering upon notice. We, however, are not obligated to effect more than two such Form F-3 registrations that have been declared and ordered effective within any twelve-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering for our own account or for the account of holder of equity securities, other than pursuant to a registration statement relating to the sale of securities pursuant to our share incentive plan, relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities that are also being registered, then we must offer holders of our registrable securities an opportunity to include in this registration all or any part of their registrable securities.

Underwritten Offering. The underwriters of any underwritten offering may in good faith request a reduction in the number of shares offered by reducing the number to be satisfactory to the underwriter in the following order: (i) if the offering is our IPO, exclude from the underwritten offering all of the registrable securities (so long as the only securities included in such offering are those sold for our own account) or (ii) otherwise exclude up to twenty-five percent (25%) of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and so long as the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such holders to be included.

Expenses of Registration. We will pay all expenses incurred in complying with the terms of the registration rights provisions, other than the underwriting discounts and commissions applicable to the sale of registrable securities pursuant to the registration rights provisions (which shall be borne by the holders requesting registration on a pro rata basis in proportion to their respective numbers of registrable securities sold in such registration), provided that expenses for a demand or F-3 registration withdrawn at the request of a majority of holders of registrable securities shall be borne by the withdrawing shareholders unless such withdrawal is due to our action or inaction or an event outside of the reasonable control of such holders.

Termination of Obligations. The registration rights set forth above shall terminate on the later of (i) the date that is five years from the date of closing of a qualified initial public offering and (ii) with respect to any holder, the date on which such holder may sell all of their registrable securities under Rule 144 of the Securities Act in any ninety-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, Floor 12, New York, NY, 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the Depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the Depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. Subject to the next sentence, as soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement in respect of such meeting or solicitation of consent or proxy. The depositary shall, if we request in writing in a timely manner (the depositary having no obligation to take any further action if our request shall not have been received by the depositary at least 30 days prior to the date of such vote or meeting) and at our expense and provided no legal prohibitions exist, distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct, or, subject to the next sentence, will be deemed to instruct, the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. To the extent we have provided the depositary with at least 40 days’ notice of a proposed meeting, if voting instructions are not timely received by the depositary from any holder, such holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by their ADSs as desired, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (a) if we informs the depositary in writing that (i) we do not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless, with respect to such meeting, we have provided the depositary with an opinion of our counsel, in form and substance satisfactory to the depositary, to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Island law, rule, regulation or permit and (c) the voting arrangement and deemed instruction as contemplated herein will be given effect under Cayman Island law.

Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any general meeting of shareholders is by a poll save that the chairman of the meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in accordance with relevant provisions in the Memorandum and Articles of Association of the Company. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. (“JPMorgan”) shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion.

JPMorgan and/or its agent may act as principal for such conversion of foreign currency. For further details see https://www.adr.com.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to us and the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. The depositary may terminate the deposit agreement upon 30 days’ notice to us and the registered holders of ADR under the following circumstances: (i) in the event of the Company’s bankruptcy or insolvency, (ii) if the Company’s shares are de-listed, (iii) if the Company effects (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the Deposited Securities, or (iv) there occurs a merger, consolidation, sale of all or substantially all assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities. After the date so fixed for termination, (a) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (b) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such shares and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered holder’s name and to deliver such Share certificate to the registered holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China (including the Hong Kong Special Administrative Region, the People’s Republic of China) or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Cayman Islands or People’s Republic of China law, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by registered holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable to registered holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary or, in the case of the issuance book portion of the ADR Register, when reasonably requested by the Company solely in order to enable the Company to comply with applicable law.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, (i) any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States, (ii) the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (iii) the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have          ADSs outstanding, representing approximately     % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the NASDAQ Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, make any short sale or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the representatives on behalf of the underwriters for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, executive officers [and existing shareholders] has agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. In addition, through a letter agreement, we will instruct JPMorgan Chase Bank, N.A., as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives on behalf of the underwriters.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those Class A ordinary shares sold in this offering, are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of:

•	1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal Class A ordinary shares immediately after this offering assuming the underwriters do not exercise their over-allotment option; or

•	the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, on the NASDAQ, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, holders of our registrable securities will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Shareholders Agreement.”

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all Class A ordinary shares which are either subject to outstanding equity incentive awards granted prior to this offering or that may be issued pursuant to equity awards which may be granted in future under our 2010 Plan and 2017 Plan. We expect to file the registration statement on Form S-8 as soon as practicable after the date of this prospectus. Shares registered on Form S-8 generally may be sold in the open market, except to the extent that the shares are subject to vesting restrictions or lock-up or other contractual restrictions.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or our shareholders or ADS holders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the term “de facto management body” should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that iClick Interactive Asia Group Limited is not a PRC resident enterprise for PRC tax purposes. iClick Interactive Asia Group Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that iClick Interactive Asia Group Limited meets all of the conditions above. iClick Interactive Asia Group Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that iClick Interactive Asia Group Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a tax at the rate of 10% (or other preferential rates in the applicable tax treaty) from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which in the case of dividends would be withheld at source) unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of iClick Interactive Asia Group Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that iClick Interactive Asia Group Limited is treated as a PRC resident enterprise.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should act as withholding agents for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise.

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our ordinary shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold ordinary shares or ADSs as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, partnerships (including any entities treated as partnerships for U.S. tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our voting ordinary shares, persons holding ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares or ADSs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares or ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the ordinary shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

ADSs

In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying ordinary shares that are represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our ordinary shares or ADSs that is paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term positions, the dividends received by an individual with respect to the ordinary shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if:

•	the ordinary shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs will be listed on the NASDAQ Select Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and our anticipated market capitalization following this offering, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future, as discussed under “Passive Foreign Investment Company Rules”. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to the ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders of ordinary shares or ADSs should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate on shares in the light of their own particular circumstances.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation — People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. Dividend distributions with respect to our ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional ADSs or ordinary shares or rights to subscribe for ADSs or ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the discussion above under “Passive Foreign Investment Company Rules,” if a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of ADSs or ordinary shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADS or ordinary shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a PRC withholding tax is imposed on the sale or disposition of the shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC taxes. However, in the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, we may be eligible for the benefits of the Treaty, in which case, such gain may be treated as PRC source gain under Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ADSs or ordinary shares.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules.

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

•	75 percent or more of our gross income for the taxable year is passive income; or

•

the average percentage of the value of our assets (including assets of subsidiaries in which we own at least 25 percent of the stock) that produce or are held for the production of passive income is at least 50 percent. Although the law in this regard is not entirely clear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities.

We expect to derive sufficient active revenues and to have sufficient active assets, so that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and value of our assets (which may be determined by reference to the market value of our ADSs) may change, and because the treatment of our VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may become a PFIC in the current or a future year. In the event that, contrary to our expectation, we are classified as a PFIC in any year and a U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that the holder recognizes on the sale of our ordinary shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares or ADSs at death.

A U.S. Holder can avoid the unfavorable rules described in the preceding paragraph by electing to mark its ordinary shares or ADSs to market. If the U.S. Holder makes this mark-to-market election, the holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of the shares at year-end over the holder’s basis in those shares. In addition, any gain the U.S. Holder recognizes upon the sale of the holder’s ADSs or ordinary shares will be taxed as ordinary income in the year of sale.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ordinary shares and the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ADSs, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated              , we have agreed to sell to the underwriters named below, for whom Network 1 Financial Securities, Inc. is acting as the representative, the following respective numbers of shares of ADSs:

Underwriter	Number of ADSs
Network 1 Financial Securities, Inc.
Shenwan Hongyuan Securities (H.K.) Limited

Total

The underwriting agreement provides that the underwriters are obligated to purchase all ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional ADSs from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer ADSs initially to the public at the public offering price on the cover page of this prospectus and to certain dealers at that price less a selling concession of US$             per ADS. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers. The underwriters may offer and sell ADSs through one or more of their respective affiliates or selling agents. Shenwan Hongyuan Securities (H.K.) Limited, one of the underwriters of this offering, is an affiliate of our existing shareholder and is not a broker-dealer registered with the SEC. Therefore, to the extent Shenwan Hongyuan Securities (H.K.) Limited intends to make any offers or sales of ADSs in the United States, it will do so only through one or more registered broker-dealers in compliance with applicable securities law and regulations, and FINRA rules.

The following table summarizes the compensation and estimated expenses we will pay:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$

[We have also agreed to (i) pay the underwriters non-accountable expense allowance of 1% of the gross proceeds from this offering; and (ii) reimburse the underwriters up to US$             for certain out-of-pocket expenses, including the cost of the qualification of this offering with the Financial Industry Regulatory Authority, Inc. In addition, we have agreed to grant the underwriters (or their designated affiliates) warrants (the “Warrants”) to purchase              ADSs at a price equal to 125% of the initial public offering price of the ADSs set forth on the cover page of this prospectus. The Warrants will be non-exercisable for six months after the date of the closing date of this offering and will expire three years after the date of this prospectus. We have agreed to register the ADSs and Class A ordinary shares underlying the Warrants under the Securities Act in connection with the exercise of the Warrants . The Warrants may not be transferred, assigned or hypothecated for a period of six months following the date of this prospectus, except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the underwriters (or the officers, managers or members of any such successor, member or partner), and to members of the underwriting syndicate or selling group and their respective officers, managers, members or partners.]

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs, our ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or our ordinary shares, without the prior written consent of Network 1 Financial Securities, Inc. for a period of 180 days after the date of this prospectus.

Our directors, executive officers and all of our existing shareholders have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge, sell any option or contract to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs, our ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of ADSs or our ordinary shares, whether any of these transactions are to be settled by delivery of ADSs or our ordinary shares or other securities, in cash or otherwise, without, in each case, the prior written consent of Network 1 Financial Securities, Inc. for a period of 180 days after the date of this prospectus.

In addition, through a letter agreement, we will instruct JPMorgan Chase Bank, N.A., as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representative on behalf of the underwriters.

We have applied to list our ADSs on the NASDAQ Global Market.

Prior to this offering, there has been no public market for the ADSs. The initial public offering price was determined by negotiations among us and the representative and will not necessarily reflect the market price of the ADSs following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the ADSs who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our ADSs until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities)

and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ADSs recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

Resale Restrictions

The distribution of ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Canadian Purchasers

By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103-Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of ADSs which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

•	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended (“Regulation No. 11971”); or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

The ADSs have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

•	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’),

•	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. The ADSs are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the ADSs will not benefit from protection or supervision by such authority.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates (Excluding the Dubai International Financial Center)

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Center should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Center set out below.

The information contained in this prospectus does not constitute a public offer of ADSs in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21 of the FSMA does not apply to us; and

•	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to be incur in connection with the offer and sale of the ADSs. With the exception of the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NASDAQ Global Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$
FINRA Filing Fee	US$	18,500
NASDAQ Global Market Listing Fee	US$	150,000
Printing Expenses	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Miscellaneous	US$

Total	US$

LEGAL MATTERS

We are being represented by Cleary, Gottlieb, Steen & Hamilton LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Travers Thorp Alberga, Attorneys at Law. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Fangda Partners. Cleary, Gottlieb, Steen & Hamilton LLP may rely upon Travers Thorp Alberga, Attorneys at Law, with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of iClick Interactive Asia Group Limited (previously named Optimix Media Asia Limited) as of December 31, 2015 and 2016 and for each of the two years in the period ended December 31, 2016 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated statements of for OptAim for the period from January 1, 2015 to July 23, 2015 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers is located at 22/F, Prince’s Building, Central, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

iCLICK INTERACTIVE ASIA GROUP LIMITED

Note:

Effective July 24, 2015, the registrant acquired 100% equity interest of OptAim Limited (“OptAim”) for approximately US$67,620,000 in cash and shares (the “Acquisition”). Under Rule 3-05 of Regulation S-X, the Acquisition was determined to be greater than 50% material to the registrant and the net revenues reported by OptAim in its most recent fiscal year (i.e. fiscal year ended December 31, 2016) are less than US$50.0 million, requiring that 2 years of audited financials for OptAim be provided in connection with any public offering of securities by the registrant.

To meet the two-year audited financial statements requirement, the registrant is filing (i) pre-Acquisition financials for OptAim from January 1, 2015 (the first day of OptAim’s fiscal year) through July 23, 2015 (the day prior to the Acquisition’s effective date), together with a pro forma condensed combined statement of operations to illustrate the pro forma effect on iClick Interactive Asia Group Limited’s statement of comprehensive income had the Acquisition been completed on January 1, 2015, and (ii) consolidated audited financials for the twelve months ended December 31, 2016, together with a related Management’s Discussion and Analysis of Financial Condition and Results of Operations. Combining those financials pre- and post-Acquisition financials with the registrant’s filed audited financial statements for the year ended December 31, 2015 and 2016 (covering a post-Acquisition period) provides potential investors over 2 years of audited financials for OptAim.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iClick Interactive Asia Group Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows, present fairly, in all material respects, the financial position of iClick Interactive Asia Group Limited and its subsidiaries at December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

May 18, 2017, except for note 22, which is as of July 13, 2017

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2015	2016	2016 Pro-forma (Note 26) (unaudited)
Assets
Current assets
Cash and cash equivalents	5	10,395	27,280	27,280
Restricted cash	6	1,000	5,234	5,234
Short-term investments	7	1,552	—	—
Accounts receivable, net of allowance for doubtful receivables of US$1,733 and US$1,693 as of December 31, 2015 and 2016, respectively	8	28,423	30,694	30,694
Rebates receivable		3,642	2,250	2,250
Prepaid media costs		24,793	34,409	34,409
Other current assets	9	4,081	3,055	3,055
Income tax receivable		744	47	47
Deferred tax assets	21	76	—	—

Total current assets		74,706	102,969	102,969

Non-current assets
Deferred tax assets	21	646	682	682
Property and equipment, net	10	2,942	2,318	2,318
Intangible assets, net	11	19,095	14,804	14,804
Goodwill	12	48,496	48,496	48,496
Other assets	9	225	371	371

Total non-current assets		71,404	66,671	66,671

Total assets		146,110	169,640	169,640

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2015	2016	2016 Pro-forma (Note 26) (unaudited)
Liabilities, mezzanine equity and shareholders’ deficit
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiary without recourse to the Company of US$426 and US$28 as of December 31, 2015 and 2016, respectively)		11,225	9,189	9,189
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiary without recourse to the Company of US$6,668 and US$11,878 as of December 31, 2015 and 2016, respectively)	13	14,935	25,697	25,697
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiary without recourse to the Company of US$66 and US$404 as of December 31, 2015 and 2016, respectively)	14	14,808	15,091	15,091
Derivative liabilities	16	63,724	60,525	—
Amounts due to a related party (including amount due to a related party of the consolidated VIE and its subsidiary without recourse to the Company of US$46 and US$nil as of December 31, 2015 and 2016, respectively)	23	46	—	—
Bank borrowings	15	8,542	12,982	12,982
Income tax payable		783	2,021	2,021
Deferred tax liabilities	21	1,061	1,067	1,067

Total current liabilities		115,124	126,572	66,047

Non-current liabilities
Deferred tax liabilities	21	3,705	2,638	2,638
Derivative liabilities	16	—	359	—

Total non-current liabilities		3,705	2,997	2,638

Total liabilities		118,829	129,569	68,685

Commitments and contingencies	25

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2015	2016	2016 Pro-forma (Note 26) (unaudited)
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.001 par value; 2,500,000 shares authorized as of December 31, 2015 and 2016, respectively; 2,476,190 shares issued and outstanding as of December 31, 2015 and 2016, respectively; redemption amount of US$7,393 and US$6,737 as of December 31, 2015 and 2016, respectively)	16	5,487	5,597	—
Series B convertible redeemable preferred shares (US$0.001 par value; 3,000,000 shares authorized as of December 31, 2015 and 2016, respectively; 1,889,249 shares issued and outstanding as of December 31, 2015 and 2016, respectively; redemption amount of US$14,441 and US$14,625 as of December 31, 2015 and 2016, respectively)	16	9,145	9,807	—
Series C convertible redeemable preferred shares (US$0.001 par value; 1,650,000 shares authorized as of December 31, 2015 and 2016, respectively; 1,599,186 shares issued and outstanding as of December 31, 2015 and 2016, respectively; redemption amount of US$20,636 and US$22,288 as of December 31, 2015 and 2016, respectively)	16	10,733	10,733	—
Series D convertible redeemable preferred shares (US$0.001 par value; 4,500,000 shares authorized as of December 31, 2015 and 2016, respectively; 2,493,018 shares issued and outstanding as of December 31, 2015 and 2016, respectively; redemption amount of US$55,944 and US$58,874 as of December 31, 2015 and 2016, respectively)	16	43,956	43,956	—
Series E convertible redeemable preferred shares (US$0.001 par value; 1,200,000 shares authorized as of December 31, 2016; 1,068,114 shares issued and outstanding as of December 31, 2016; redemption amount of US$20,000 as of December 31, 2016)	16	—	18,845	—
Redeemable ordinary shares (US$0.001 par value; 742,320 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	17	13,889	15,445	—

Total mezzanine equity		83,210	104,383	—

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2015	2016	2016 Pro-forma (Note 26) (unaudited)
Shareholders’ (deficit)/equity
Ordinary shares (US$0.001 par value; 38,350,000 and 37,150,000 shares authorized as of December 31, 2015 and 2016, respectively; 13,104,300 and 13,609,208 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	18	13	14	24
Treasury shares (2,654,188 and 2,149,280 shares as of December 31, 2015 and 2016, respectively)	18	(9,783)	(2,468)	(2,468)
Additional paid-in capital		53,917	65,687	230,944
Statutory reserves		81	81	81
Accumulated other comprehensive losses		(3,102)	(3,241)	(3,241)
Accumulated deficit		(97,055)	(124,385)	(124,385)

Total shareholders’ (deficit)/equity		(55,929)	(64,312)	100,955

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		146,110	169,640	169,640

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2015	2016
Net revenues		65,242	95,357
Cost of revenues		(34,531)	(61,048)

Gross profit		30,711	34,309

Operating expenses
Research and development expenses		(8,106)	(8,584)
Sales and marketing expenses		(31,385)	(28,266)
General and administrative expenses		(12,745)	(26,767)

Total operating expenses		(52,236)	(63,617)

Operating loss		(21,525)	(29,308)
Interest expense		(107)	(713)
Other gains/(losses), net	20	791	(1,082)
Fair value (loss)/gain on derivative liabilities	16	(19,390)	3,995

Loss before income tax expense		(40,231)	(27,108)
Income tax benefit/(expense)	21	555	(222)
Share of loss from an equity investee		(38)	—

Net loss		(39,714)	(27,330)

Accretion to convertible redeemable preferred shares redemption value		(2,692)	(773)
Accretion to redeemable ordinary shares redemption value		(1,982)	(1,556)
Deemed contribution from Series B-1 preferred shareholders		2,591	—

Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(41,797)	(29,659)

Net loss		(39,714)	(27,330)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax		(129)	(139)

Comprehensive loss attributable to iClick Interactive Asia Group Limited		(39,843)	(27,469)

Net loss per share attributable to iClick Interactive Asia Group Limited
— Basic	22	(3.58)	(2.26)
— Diluted	22	(3.58)	(2.26)
Weighted average number of ordinary shares used in per share calculation:
— Basic	22	11,661,049	13,151,063
— Diluted	22	11,661,049	13,151,063

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total shareholders’ deficit
Balance as of January 1, 2015	11,102,278	11	1,143,044	—	—	(59,932)	81	(2,973)	(62,813)
Issuance of ordinary shares and reissuance of treasury shares upon acquisition of OptAim Limited	2,535,091	3	(600,169)	—	51,641	—	—	—	51,644
Reissuance of treasury shares upon acquisition of Buzzinate Company Limited	142,151	—	(142,151)	—	2,027	—	—	—	2,027
Issuance of ordinary shares and held as treasury shares	—	—	1,578,244	—	—	—	—	—	—
Repurchase of ordinary shares	(803,217)	(1)	803,217	(11,637)	—	—	—	—	(11,638)
Reissuance of treasury shares upon exercise of employee share options	127,997	—	(127,997)	1,854	(1,571)	—	—	—	283
Share-based compensation expense	—	—	—	—	6,494	—	—	—	6,494
Preferred shares accretion	—	—	—	—	(2,692)	—	—	—	(2,692)
Redeemable ordinary shares accretion	—	—	—	—	(1,982)	—	—	—	(1,982)
Deemed contribution upon repurchase of Series B-1 preferred shares	—	—	—	—	—	2,591	—	—	2,591
Net loss for the year	—	—	—	—	—	(39,714)	—	—	(39,714)
Foreign currency translation	—	—	—	—	—	—	—	(129)	(129)

Balance as of December 31, 2015	13,104,300	13	2,654,188	(9,783)	53,917	(97,055)	81	(3,102)	(55,929)

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total shareholders’ deficit
Balance as of December 31, 2015	13,104,300	13	2,654,188	(9,783)	53,917	(97,055)	81	(3,102)	(55,929)
Reissuance of treasury shares as share-based compensation	436,773	1	(436,773)	6,328	(6,329)	—	—	—	—
Reissuance of treasury shares upon exercise of employee share options	68,135	—	(68,135)	987	(816)	—	—	—	171
Share-based compensation expense	—	—	—	—	21,244	—	—	—	21,244
Preferred shares accretion	—	—	—	—	(773)	—	—	—	(773)
Redeemable ordinary shares accretion	—	—	—	—	(1,556)	—	—	—	(1,556)
Net loss for the year	—	—	—	—	—	(27,330)	—	—	(27,330)
Foreign currency translation	—	—	—	—	—	—	—	(139)	(139)

Balance as of December 31, 2016	13,609,208	14	2,149,280	(2,468)	65,687	(124,385)	81	(3,241)	(64,312)

The accompanying notes are an integral part of these consolidated financial statement.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2015	2016
Cash flows from operating activities
Net loss	(39,714)	(27,330)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of property and equipment	1,138	1,512
Amortization of intangible assets	2,043	4,312
Loss on disposal of property and equipment	4	—
Allowance for doubtful accounts	1,886	99
Recovery of doubtful debts previously provided for	(185)	—
Share of loss from an equity investee	38	—
Share-based compensation	6,494	21,244
Fair value loss/(gain) on derivative liabilities	19,390	(3,995)
Fair value gain on re-measurement of equity investee	(1,161)	—
Deferred tax	(1,292)	(1,021)
Changes in operating assets and liabilities, net
Accounts receivable	(13,746)	(2,330)
Prepayments and other assets	(155)	881
Accrued liabilities and other current liabilities	9,308	284
Deferred revenue	(3,765)	10,763
Rebates receivables	172	1,392
Prepaid media costs	8,100	(9,617)
Accounts payable	1,885	(2,036)
Income tax payable	(237)	1,935

Net cash used in operating activities	(9,797)	(3,907)

Cash flows from investing activities
Prepayment of property and equipment	—	(122)
Purchase of property and equipment	(2,628)	(884)
Purchase of intangible assets	(121)	(22)
(Increase)/decrease in short-term investments	(1,552)	1,552
Decrease/(increase) in restricted cash	692	(4,234)
Acquisition of businesses, net of cash received	(14,486)	—

Net cash used in investing activities	(18,095)	(3,710)

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2015	2016
Cash flows from financing activities
Repurchase of Series B convertible redeemable preferred shares	(11,581)	—
Proceeds from issuance of Series D convertible redeemable preferred shares	15,000	—
Proceeds from issuance of Series E convertible redeemable preferred shares	—	20,000
Proceeds from exercise of share options	284	171
Proceeds from bank borrowings	7,589	8,232
Repayments of bank borrowings	(1,642)	(3,793)
Repurchase of ordinary shares	(11,639)	—
Repayment of amounts due to related parties	(623)	(46)

Net cash (used in)/provided by financing activities	(2,612)	24,564

Net (decrease)/increase in cash and cash equivalents	(30,504)	16,947
Cash and cash equivalents at the beginning of year	41,131	10,395
Effect on exchange rate changes on cash and cash equivalents	(232)	(62)

Cash and cash equivalents at the end of year	10,395	27,280

Supplemental disclosure of cash flow information:
Interests paid	(103)	(713)
Cash (paid)/refunded for income taxes	(912)	665
	—	—
Non-cash investing and financing activities:	—	—
Acquisition of Buzzinate Company Limited in form of share issuance	2,027	—
Acquisition of OptAim Limited in form of share issuance	50,843	—
Fair value of replacement awards attributable to pre-acquisition services for acquisition of OptAim Limited (note 4(b))	801	—
Accretion to Series A preferred shares redemption value	307	110
Accretion to Series B preferred shares redemption value	2,385	662
Accretion to redeemable ordinary shares redemption value	1,982	1,556

The accompanying notes are an integral part of these consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities

(a)	Organization and nature of operation

iClick Interactive Asia Group Limited (the “Company”) and its subsidiaries are collectively referred to as the Group. The Company was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Group is principally engaged in the provision of online marketing services. The Group’s principal operations and geographic market are in Greater China and have offices in Hong Kong, the People’s Republic of China (the “PRC”). There are also sales teams in Singapore and the United Kingdom.

In January 2009, the business of the Group was established in Hong Kong with a primary focus on search engine marketing and optimization. The Group formed the research and development team in Hong Kong to design and build the Group’s proprietary platform for online marketing. The Group’s platform is a cross-channel, cross-device and cross-geography programmatic digital marketing platform that addresses comprehensively the needs of advertisers who want to acquire and retain online customers in Greater China. The platform also enables marketers to combine performance-based marketing and brand awareness building through its dynamic retargeting technology. Key functions include aggregating the right media source for maximizing inventory reach; audience builder for producing effective targeting solutions through data crunching and machine learning; programmatic optimization to dynamically enhance campaign performance; and data analysis and reporting for cross-channel budget allocation optimization.

The Group established an office in Beijing and Shanghai, respectively, in 2010 and in the same year the Group opened a research and development center in Beijing for the development of optimization algorithms to step up the Group’s efforts in cross-platform optimization. This facility was further expanded in 2011. The Group added an office in Shenzhen in early 2011 and further expanded into Southeast Asia when the Group set up operations in Singapore and Taiwan in that year. The Group also has sales representatives in the United Kingdom.

In November 2014, the Company entered into a sale and purchase agreement (“SPA”) with Buzzinate Company Limited (“Buzzinate”) and its shareholders and acquired 33.3% equity interest in Buzzinate as the first tranche, at a cash consideration of US$750. In the SPA, the Company has also agreed to purchase up to 57.1% equity interests in Buzzinate in stages from April 2015 to April 2016, with an option exercisable by the Company to accelerate the purchase of up to 57.1% equity interests in Buzzinate. In February 2015, the Company exercised such option and purchased up to 57.1% equity interest, and at the same time purchased the remaining 42.9% equity interest in Buzzinate by issuing 142,151 shares of the Company. As a result, Buzzinate became a wholly owned subsidiary of the Company since February 2015.

Buzzinate is also engaged in the provision of online marketing services and mainly focuses on the PRC market. Refer to note 4(a) to the consolidated financial statements for more details in relation to this transaction.

In July 2015, the Company, entered into a SPA with OptAim Limited (“OptAim”) and its shareholders where the Company agreed to subscribe for the entire equity interests in OptAim, with certain operations of OptAim conducted through VIE arrangements. Upon completion of this transaction, OptAim and its subsidiaries become wholly-owned subsidiaries of the Company. OptAim is engaged in the provision of online marketing services with a focus of mobile device in the PRC market. Refer to note 4(b) to the consolidated financial statements for more details in relation to this transaction.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(a)	Organization and nature of operation (Continued)

As of December 31, 2016, the Group had net current liabilities of US$23,603, total shareholders’ deficit of US$64,312 and accumulated deficit of US$124,385. During the year ended December 31, 2016, the Group incurred a net loss of US$27,330 and a net operating cash outflow of US$3,907. In December 2016, the Company entered into an agreement to issue Series E preferred shares for a total cash consideration of US$20,000 and management considered such additional funding to enable the Company to operate without significant curtailment of its operation and to meet its financial obligations as and when they fall due. As of December 31, 2016, the Group had violated certain financial covenants with respect to its bank borrowings extended by a bank, however, the Group had obtained the necessary waiver letters such that the bank would not demand immediate repayment. Accordingly, the management is of the opinion that the financial statements have been prepared on a going concern basis.

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs and the VIE’s subsidiary (defined in Note 1(b)) as follows:

Name	Relationship	% of direct or indirect economic ownership	Date of incorporation	Place of incorporation/ establishment	Principal activities
Digital Marketing Group Limited	Subsidiary	100%	October 2006	Hong Kong	Dormant

Tetris Media Limited	Subsidiary	100%	July 2007	Hong Kong	Internet marketing services and solutions

iClick Interactive Asia Limited	Subsidiary	100%	December 2008	Hong Kong	Internet marketing services and solutions

Optimix Media Asia Limited	Subsidiary	100%	March 2009	Hong Kong	Investment holding

China Search (Asia) Limited	Subsidiary	100%	September 2010	Hong Kong	Internet marketing services and solutions

Diablo Holdings Corporation	Subsidiary	100%	August 2010	British Virgin Islands (“BVI”)	Investment holding

Harmattan Capital Holdings Corporation	Subsidiary	100%	August 2010	BVI	Investment holding

iClick Interactive (Singapore) Pte. Ltd.	Subsidiary	100%	January 2011	Singapore	Internet marketing services and solutions

iClick Interactive (Beijing) Advertisement Co., Ltd	Subsidiary	100%	January 2011	The PRC	Internet marketing services and solutions

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(a)	Organization and nature of operation (Continued)

Name	Relationship	% of direct or indirect economic ownership	Date of incorporation	Place of incorporation/ establishment	Principal activities
Search Asia Technology (Shenzhen) Co., Ltd.	Subsidiary	100%	January 2011	The PRC	Internet marketing services and solutions

i-Click Interactive Taiwan Limited Taiwan Branch	Subsidiary’s branch	100%	September 2011	Taiwan	Internet marketing services and solutions

Performance Media Group Limited	Subsidiary	100%	January 2013	Hong Kong	Internet marketing services and solutions

Tetris Media (Shanghai) Co., Ltd.	Subsidiary	100%	July 2013	The PRC	Internet marketing services and solutions

Buzzinate Company Limited	Subsidiary	100%	March 2009	Hong Kong	Technology development

Buzzinate (Shanghai) Information Technology Co., Ltd.	Subsidiary	100%	July 2009	The PRC	Technology development service

OptAim Limited	Subsidiary	100%	July 2014	Cayman Islands	Investment holding

OptAim (HK) Limited	Subsidiary	100%	July 2014	Hong Kong	Investment holding

OptAim (Beijing) Information Technology Co., Ltd.	Subsidiary	100%	November 2014	The PRC	Internet marketing services and solutions

Beijing OptAim Network Technology Co., Ltd.	VIE	100%	September 2012	The PRC	Internet marketing services and solutions

Zhiyunzhong (Shanghai) Technology Co., Ltd.	VIE’s subsidiary	100%	September 2014	The PRC	Internet marketing services and solutions

Arda Holdings Limited	VIE	100%	May 2010	BVI	To hold treasury shares

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiary

When the Company acquired OptAim WFOE in July 2015, OptAim WFOE is considered as a foreign invested enterprise and any foreign ownership in advertising business was subject to certain restrictions under the PRC laws and regulations at that time. To comply with the then-effective PRC laws and regulations, certain of the Group’s operations are conducted through Beijing OptAim Network Technology Co., Ltd. (“Beijing OptAim”) and Zhiyun Zhong (Shanghai) Technology Co., Ltd. (“Shanghai OptAim”) (or “OptAim VIE”). OptAim (Beijing) Information Technology Co., Ltd, (“OptAim WFOE”), a wholly-owned subsidiary of the Company, or a wholly foreign owned enterprise (“WFOE”) of the Company entered into a series of contractual agreements among Beijing OptAim and Beijing OptAim’s legal shareholders.

OptAim VIE

The Company’s relationships with Beijing OptAim and its shareholders are governed by the following contractual arrangements:

•	Cooperative Agreement

Under the cooperative agreement between OptAim WFOE, Beijing OptAim and Shanghai OptAim, OptAim WFOE has the exclusive right to provide to Beijing OptAim and Shanghai OptAim, among others, technical consulting, technical support, business consulting, and appointment and dismissal of employees. OptAim WFOE will collect a fee from Beijing OptAim and Shanghai OptAim to be determined at the sole discretion of OptAim WFOE. The term of this agreement will not expire unless OptAim WFOE provides prior written notice to Beijing OptAim and Shanghai OptAim. There was no service fee paid and payable from Beijing OptAim and Shanghai OptAim to OptAim WFOE for the years ended December 31, 2015 and 2016 as Beijing OptAim and Shanghai OptAim, in aggregated, have been incurring losses.

•	Purchase Option Agreement

The parties to the purchase option agreement are OptAim WFOE, Beijing OptAim and each of the shareholders of Beijing OptAim. Under the purchase option agreement, each of the shareholder of Beijing OptAim irrevocably granted OptAim WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of its equity interests in Beijing OptAim. OptAim WFOE or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without OptAim WFOE’s prior written consent, Beijing OptAim’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing OptAim. The agreement will not expire until all shares of Beijing OptAim are transferred to OptAim WFOE or its designated representative(s).

•	Power of Attorney

Pursuant to the irrevocable power of attorney executed by the shareholders of Beijing OptAim, Beijing OptAim appointed OptAim WFOE as its attorney-in-fact to exercise all shareholders’ rights in Beijing OptAim, including, without limitation, the power to vote on all matters of Beijing OptAim requiring shareholder approval under PRC laws and regulations and the articles of association of Beijing OptAim. The power of attorney will remain in force until OptAim WFOE provides prior written notice to Beijing OptAim.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiary (Continued)

•	Pledge Agreement

Pursuant to the pledge agreement between OptAim WFOE and the shareholders of Beijing OptAim, the shareholders of Beijing OptAim have pledged all of their equity interests in Beijing OptAim to OptAim WFOE to guarantee the performance by Beijing OptAim under the cooperative agreement, purchase option agreement, and powers of attorney. If Beijing OptAim and/or its shareholders breach their contractual obligations under those agreements, OptAim WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Under the pledge agreement, the shareholders of Beijing OptAim are not able to provide any other guarantee by pledging the shares of Beijing OptAim, transfer or sell their pledged shares to other individual, change share capital of Beijing OptAim or transfer or sell the assets out of Beijing OptAim.

The shareholders of Beijing OptAim are in the process of registering the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law and expect to complete by June 2017.

Through the aforementioned contractual agreements, OptAim VIE are considered VIE in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”) because the Company, through OptAim WFOE, has the ability to:

•	exercise effective control over OptAim VIE whereby having the power to direct OptAim VIE’s activities that most significantly drive the economic results of OptAim VIE;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the OptAim VIE as if it was their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in OptAim VIE.

Management evaluated the relationships among the Company, OptAim WFOE and OptAim VIE, and concluded that OptAim WFOE is the primary beneficiary of the VIEs. As a result, OptAim VIE’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

As of December 31, 2015 and 2016, the total assets of OptAim VIE and its subsidiary were US$20,341 and US$27,135, respectively, mainly comprising cash and cash equivalents, accounts receivable, prepayments and other current assets, property and equipment. As of December 31, 2015 and 2016, the total liabilities of the OptAim VIE and its subsidiary were US$7,206 and US$12,310 respectively, mainly comprising deferred revenue, accrued liabilities and other current liabilities.

In accordance with the aforementioned agreements, the Company has power to direct activities of the OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore the Company considers that there is no asset in OptAim VIE that can be used only to settle obligations of the OptAim VIE, except for registered capital and PRC statutory reserves of the OptAim VIE amounting to US$2,081 and US$2,081, respectively, as of December 31, 2015 and 2016. As the OptAim VIE and its subsidiary were incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the OptAim VIE. Currently there is no contractual arrangement that could require the Company to provide additional financial support to OptAim VIE.

As the Company is conducting its PRC online marketing services business through OptAim VIE, the Company will, if needed, provide such support on a discretion basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiary (Continued)

The Group believes that the contractual arrangements among its shareholders and OptAim WFOE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of OptAim VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the OptAim VIE also depends on the power of attorney and the effect of the share pledge under the Pledge Agreement and OptAim WFOE has to vote on all matters requiring shareholder approval in OptAim VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

2	Principal accounting policies

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with the US GAAP. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

The Company believes that revenue recognition, consolidation of VIE, determination of share-based compensation, measurement of redemption value of redeemable preferred shares and impairment assessment of long-lived assets and intangible assets that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and a VIE’s subsidiary for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs have been eliminated upon consolidation.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(c)	Consolidation (Continued)

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. OptAim WFOE and ultimately the Company hold all the variable interests of the VIE and its subsidiary, and has been determined to be the primary beneficiary of the VIE.

(d)	Foreign currency translation

The reporting currency of the Company is the United States dollars (“US$”). The Company is a holding company engaged in capital raising and financing activities denominated in US$. As such, the Company’s functional currency has been determined to be the US$. The functional currency of the Company’s subsidiaries is the local currency of the country in which they are domiciled.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “Other losses, net”. Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ deficit and comprehensive loss.

(e)	Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(e)	Fair value of financial instruments (Continued)

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Observable inputs are based on market data obtained from independent sources. At December 31, 2015 and 2016 the Company’s derivative liabilities are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3 (Note 3(c)).

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, prepayment and other current assets, accounts payable, accrued liabilities and other current liabilities, deferred revenue and amounts due to a related party, approximate to their fair value due to the short-term nature of these instruments. Based on the borrowing rates currently available to the Group for debt with similar terms, the carrying value of the short-term loan approximates to its fair value (using Level 2 inputs).

Certain assets, including intangible assets, are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For the years ended December 31, 2015 and 2016, no impairments were recorded on those assets required to be measured at fair value on a non-recurring basis.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(g)	Restricted Cash

Restricted cash represented bank deposits in accounts that are restricted as to withdrawal or usage. For restriction which is expected to be released within one year of the balance sheet date, the respective restricted cash balance is classified as current. As of December 31, 2015 and 2016, the Group’s restricted cash represents balance held in restricted bank accounts as required by certain loan agreement.

(h)	Short-term investments

Short-term investments primarily consist of wealth management treasury products that are principal-protected variable interest rate deposits held at certain financial institutions with original maturities greater than three months but less than one year. In addition, short-term investments also comprise financial instruments with fixed interest rates. Investments in these financial instruments are stated in the consolidated balance sheets at the principal amount plus accrued interest income, calculated at the specified interest rate.

As of December 31, 2016, the Group did not have any short-term investments.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(i)	Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(j)	Rebates receivable

Rebates receivable represent sales rebates that have already been earned but not received from third party publishers. The Company earns its rebates from purchasing advertising spaces from these website publishers.

(k)	Equity method investment

The Group holds investments in privately held companies. The Group accounts for these investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method of accounting. The Group assesses its equity method investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary.

As noted in Note 1 to the consolidated financial statements, the Company accelerated the purchase of up to 57.1% equity interests in Buzzinate by exercising the option in February 2015 and at the same time purchased the remaining 42.9% equity interest. Prior to the acquisition, the equity interest held in Buzzinate was accounted for using the equity method. When Buzzinate became a wholly-owned subsidiary of the Company, and accordingly the previously held interest was remeasured at fair value with the revaluation gain was recorded in “other gains/(losses), net”. Furthermore, as of December 31, 2015 and 2016, there was no equity method investment.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(l)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	Over the shorter of lease term or 2 – 5 years
Furniture and fixtures	2 – 5 years
Office equipment	3 – 5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(m)	Business combinations

The Group accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Group allocates the purchase price of the acquisition to the tangible assets, liabilities, and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition related costs are expensed as incurred.

(n)	Intangible assets, net

Intangible assets mainly consist of computer software and systems acquired through the acquisition of OptAim and Buzzinate, respectively. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Computer software and systems	2 – 5 years

(o)	Impairment of long-lived assets and intangible assets

For other long-lived assets including property and equipment and amortizable intangible assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(p)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(q)	Impairment of goodwill

Impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. According to ASC 350-20-35, an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Group, however, selects proceed directly to perform a two-step goodwill impairment test. The first step compares the fair values of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in adjusting the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of a reporting unit includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of a reporting unit. No goodwill impairment losses were recognized for the years ended December 31, 2015 and 2016.

(r)	Deferred revenue

The Group receives prepayments for services in advance of service performance from certain customers. The amounts received in advance are recorded as deferred revenue and recognized as revenue in the period which the corresponding services are performed.

(s)	Derivative financial instruments

ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

(t)	Revenue recognition

The Group’s services are the provisions of online marketing services. The Group utilizes a combination of pricing models and revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on (i) cost-plus, (ii) agreed rebates to be earned from certain website publishers or (iii) specified actions (i.e. cost per impression (“CPM”), cost per click (“CPC”), cost per action (“CPA”), cost per sale (“CPS”), cost per lead (“CPL”) or return on investment (“ROI”)) and related campaign budgets, depending on the customers’ preferences and their campaigns launched.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(t)	Revenue recognition (Continued)

The Group recognizes revenue when four basic criteria are met: (1) persuasive evidence of an arrangement with the customer exists reflecting the terms and conditions under which the services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Collectability is assessed based on a number of factors, including the creditworthiness of a customer, the size and nature of a customer’s business and transaction history. Amounts collected in excess of revenue recognized are included as deferred revenue.

Revenue in relation to rebates to be earned from certain website publishers are based on factors determined by these website publishers, such as yearly spending at these website publishers’ various platforms and other factors selected at the discretion of these website publishers. Such rebates earned from website publishers are recorded as revenues when the Group is acting as an agent in a transaction, and is based on an evaluation of the terms of each arrangement. Revenues are recorded net of value-added taxes and surcharges.

Cost-plus and agreed rebates to be earned from certain website publishers

For cost-plus advertisement campaigns and rebates to be earned from certain website publishers, sales are valued at the amount received and receivable. Rebates and discounts granted to customers, along with free or extended marketing campaigns, are recorded as a deduction from revenue. In the normal course of business, the Group acts as an intermediary in executing transactions with third parties, specifically for transactions where the Group is not the principal in executing these transactions as the Group is acting on behalf of the website publishers. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Group is acting as the principal or an agent in our transactions. In determining whether the Group acts as the principal or an agent, the Group follows the accounting guidance for principal-agent considerations. Such determination involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, because the Group is simply facilitating the customers and the publishers to purchase and to sell inventory and the pricing is generally restricted by the costs incurred through purchasing the inventory, the Group is not the principal in these arrangements and therefore reports revenue earned and costs incurred related to these transaction on a net basis.

Specified actions

The Group also generates revenue from performing specified actions (i.e. a CPM, CPC, CPA, CPS, CPL or ROI basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue on a CPA, CPS, CPL or ROI basis is recognized once agreed actions are performed. While none of the factors individually are considered presumptive or determinative, because the Group is the primary obligor and are responsible for (1) identifying and contracting with third-party customers; (2) identifying website publishers to provide website spaces where the Group views the website publishers as suppliers; (3) establishing the selling prices of each of the CPM, CPC, CPA, CPS, CPL or ROI pricing model; (4) performing all billing and collection activities, including retaining credit risk; and (5) bearing sole responsibility for fulfillment of the marketing, the Group acts as the principal of these arrangements and therefore reports revenue earned and costs incurred related to these transactions on a gross basis.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(u)	Cost of revenues

Cost of revenues consists of the costs to purchase space for the online marketing operations, amortization expenses related to the Group’s computer software and systems, salaries and benefits of relevant operations and support personnel and depreciation of relevant property and equipment depreciation. The Group becomes obligated to make payments related to website publishers in the period the marketing impressions and click-through occur. Such expenses are classified as cost of revenues in the consolidated statements of operations as incurred. Cost of revenues also includes rebates received from website publishers which are recorded as a deduction against the cost of revenues when the Group is acting as a principal in a transaction. Following recent reforms of PRC tax laws, business tax is gradually being replaced by VAT, which is recorded as a reduction of revenue. The Group’s PRC subsidiaries, OptAim VIE and its subsidiary are subjected to VAT at a rate of 6%.

(v)	Prepaid media costs

Prepaid media costs represent prepayments for online space paid by the Group to third party publishers of websites. Upon utilization, media costs are recognized in cost of revenues when the Group is determined as acting as the principal. However, when the Group is determined as acting as the agent, those costs are recognized as deduction to revenue by the Group. These prepayments are classified as current considering the corresponding online spaces are expected to be purchased and utilized within twelve months from the date of payments.

(w)	Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) rental expenses and (iii) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the years ended December 31, 2015 and 2016, the Company has not capitalized any costs related to internal use software. The research and development expenses amounted to US$8,106 and US$8,584 during the years ended December 31, 2015 and 2016, respectively.

(x)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, and (ii) salary and welfare for sales and marketing personnel. The sales and market promotion expenses amounted to US$31,385 and US$28,266 during the years ended December 31, 2015 and 2016, respectively.

(y)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) allowance for doubtful receivables, and (iii) professional service fees. The general and administrative expenses amounted to US$12,745 and US$26,767 during the years ended December 31, 2015 and 2016, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(z)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods. The Group had no capital leases for the years ended December 31, 2015 and 2016.

(aa)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(ab)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2015 and 2016. As of December 31, 2015 and 2016, the Group did not have any significant unrecognized uncertain tax positions.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(ac)	Share-based compensation

The Group accounts for share-based compensation expenses in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation, for share-based awards to employees. Under the fair value recognition provisions of ASC 718-10, share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, selling and marketing expenses or research and development expenses, depending on the job functions of the grantees.

Option granted to employees

For the options granted to employees, the compensation expense is recognized using the graded-vesting attribution approach over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the Company’s share options, the binomial option pricing model has been applied.

Option modification

According to ASC 718, a change in any of the terms or conditions of equity based awards shall be accounted for as a modification of the award. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Company would recognize incremental compensation costs on the date of modification and for unvested options, the Company would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation costs and the remaining unrecognized compensation costs for the original award.

Option granted to non-employees

For share-based awards granted to non-employees, the Group accounts for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), Equity-Based Payments to Non-Employees. Under the provision of ASC 505-50, options of the Company issued to non-employees are measured based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete.

(ad)	Statutory reserves

The Group’s subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(ad)	Statutory reserves (Continued)

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group was not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

(ae)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(af)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2015 and 2016, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ag)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible non-redeemable and redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method.

(ah)	Comprehensive loss

Comprehensive loss is defined as the change in shareholders’ deficit of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(ah)	Comprehensive loss (Continued)

Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive losses of the Group include the foreign currency translation adjustments.

(ai)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment.

(aj)	Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenues based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, which defers by one year ASU 2014-09’s effective date. The amendment will be effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Early adoption is permitted only for annual and interim periods beginning after December 15, 2016.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017.

The Company will apply the new revenue standard beginning January 1, 2018 and will not early adopt. The Company will set up an implementation team to analyze each of the Group’s revenue stream in accordance with the new revenue standard to determine the impact on the Company’s consolidated financial statements. The Company plans to continue the evaluation, analysis and documentation of its adoption of ASU 2014-9 (including those subsequently issued updates that clarify its provisions) throughout 2017 as the Company works towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 focuses on the consolidation evaluation for

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(aj)	Recently issued accounting pronouncements (Continued)

reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

The ASU will be effective for periods beginning after December 15, 2016, for public companies. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for publicly-traded companies for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company does not expect this standard to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases.

For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

On August 6, 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows — Classification of Certain Cash Receipts and Payments.” The ASU provides guidance on the classification of certain cash receipts and payments including debt prepayment or debt issuance costs and cash payments for contingent considerations. The ASU also provides clarification on the application of the predominance principle outlined in ASC 230. The effective date for public entities will be annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this standard will have on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. ASU 2016-16 is effective for fiscal years and interim periods within those years beginning after December 31, 2018. The Company does not expect ASU 2016-16 to have a material impact to the Company’s consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(aj)	Recently issued accounting pronouncements (Continued)

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which revises the definition of a business. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. To be a business without outputs, there will now need to be an organized workforce. ASU 2017-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. We currently do not expect ASU 2017-01 to have a material impact to our consolidated financial statements, but will apply the guidance upon adoption to business acquisitions, disposals and segment changes, if any.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which revises the definition of a business. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. To be a business without outputs, there will now need to be an organized workforce. ASU 2017-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. The Company currently does not expect ASU 2017-01 to have a material impact to the Company’s consolidated financial statements, but will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets of businesses.

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. The ASU will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group does not expect this standard to have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires entities to include restricted cash and restricted cash equivalents in the cash and cash equivalent balances in the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of the adoption on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration

(a)	PRC regulations

The Chinese market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to engage in online marketing businesses through contractual arrangements in the PRC since the internet and marketing services industries remain regulated. The Company conducts certain of its operations in China through its variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIE. The Company believes that the structure for operating its business in China (including the ownership structure and the contractual arrangements with the consolidated VIE is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, the Company cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the online marketing business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses of such entities;

•	discontinuing or restricting the conduct of any transactions between the Company’s PRC subsidiaries and the OptAim VIE;

•	imposing fines, confiscating the income of the OptAim VIE or the Company’s PRC subsidiaries, or imposing other requirements with which the Company or its PRC subsidiaries and consolidated VIEs may not be able to comply;

•	requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with OptAim VIE and deregistering the equity pledges of OptAim VIE, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over OptAim VIE; or

•	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in China.

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations. Nevertheless, the laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. To the extent any current or future business of OptAim VIE can be directly operated by the Company’s wholly owned subsidiaries under PRC law, the Company is in the process of transferring such business to the Company’s wholly owned subsidiaries. The Company expects that by the end of 2018, OptAim WFOE will replace OptAim VIE and its subsidiary as contracting party for their businesses that are operated by OptAim VIE and its subsidiary.

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangement, and as a result the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens.

The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities under the Draft FIE Law if it becomes effective, that the Company’s operation of certain of its operations and businesses through VIE violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Company to take various actions as discussed in the paragraph above. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under the Draft VIE law, if it becomes effective, to be remote.

OptAim VIE holds assets that are important to the operation of the Group’s business, including patents for proprietary technology and trademarks. If OptAim VIE falls into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct major part of its business activities in China, which could have a material adverse effect on the Group’s future financial position, results of operations or cash flows. However, the Group believes this is a normal business risk many companies face. The Group will continue to closely monitor the financial conditions of OptAim VIE.

OptAim VIE’s assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and self-developed computer software which are recognized in the Company’s consolidated balance sheet. The

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of OptAim VIE as it did not meet the recognition criteria set in ASC 350-30-25.

The following financial information of the OptAim VIE and its subsidiary excluding the intercompany items with the Company’s subsidiaries was included in the accompanying financial statements as of and for the years ended December 31, 2015 and 2016:

	As of December 31,
	2015	2016
Assets
Current assets
Cash and cash equivalents	6	1,046
Accounts receivable, net	4,866	8,129
Other current assets	15,212	17,761

Total current assets	20,084	26,936

Non-current assets
Property and equipment, net	94	36
Other non-current assets	163	163

Total non-current assets	257	199

Total assets	20,341	27,135

Liabilities
Current liabilities
Accounts payable	426	28
Deferred revenue	6,668	11,878
Accrued liabilities and other current liabilities	66	404
Amounts due to a related party	46	—

Total current liabilities	7,206	12,310

Total liabilities	7,206	12,310

	For the year ended December 31,
	2015	2016
Net revenues	11,653	52,215
Net profit/(loss)	(172)	(322)

	For the year ended December 31,
	2015	2016
Net cash (used in)/provided by operating activities	(1,144)	1,043
Net cash used in investing activities	(19)	(3)

Net (decrease)/increase in cash and cash equivalents	(1,163)	1,040

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

In accordance with the VIE arrangements, the Group has power to direct activities of the OptAim VIE, and can have assets transferred out of the OptAim VIE. Therefore, the Group considers that there is no assets of the OptAim VIE can be used only to settle their obligations.

(b)	Foreign exchange risk

Assets and liabilities of non-US$ functional currency entities are translated into US$ using the applicable exchange rates at the balance sheet date. Items in the statements of comprehensive loss are translated into US$ using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income on the consolidated statements of shareholders’ deficit.

Certain of the Group’s operating activities are transacted in Renminbi (“RMB”), which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

The revenues and expenses of the Group’s subsidiaries and the VIE in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies, and remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Certain of the Group’s operating activities are transacted in Hong Kong Dollars (“HK$”). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

(c)	Fair value measurement

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(c)	Fair value measurement (Continued)

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The estimated fair values of the Company’s financial assets and liabilities classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Fair value measurements using
	Total fair value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
As of December 31, 2015
Cash and cash equivalents	10,395	10,395	—	—
Restricted cash	1,000	1,000	—	—
Short-term investments	1,552	—	—	1,552
Bank borrowings	8,542	—	8,542	—
Derivative liabilities	63,724	—	—	63,724

As of December 31, 2016
Cash and cash equivalents	27,280	27,280	—	—
Restricted cash	5,234	5,234	—	—
Bank borrowings	12,982	—	12,982	—
Derivative liabilities	60,525	—	—	60,525

(d)	Concentration risk

(i)	Concentration of revenues

For the year ended December 31, 2016, two individual customers accounted for 18% and 11% of the net revenue, respectively. No individual customer accounted for more than 10% of the net revenues for the year ended December 31, 2015.

(ii)	Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(d)	Concentration risk (Continued)

(ii)	Concentration of accounts receivable (Continued)

As of December 31, 2015, one customer accounted for 13% of the consolidated accounts receivable. No individual customer accounted for more than 10% of the consolidated accounts receivable as of December 31, 2016. The top 10 accounts receivable accounted for 44% and 39% of the consolidated accounts receivable as of December 31, 2015 and 2016, respectively.

(iii)	Credit risk

As of December 31, 2015 and 2016, substantially all of the Group’s cash and cash equivalents were placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents during the years ended December 31, 2015 and 2016 and believes that its credit risk to be minimal.

4	Business Acquisition

The Company accounted for its acquisitions in accordance with ASC 805, “Business Combination” (“ASC 805”). The results of the acquirees’ operations have been included in the consolidated financial statements since the acquisition date. The excess of the fair value of the acquired entities over the fair value of net tangible and intangible assets acquired was recorded as goodwill, which is not deductible for corporate income taxation purposes.

(a)	Acquisition of Buzzinate

In November 2014, the Company entered into a SPA with Buzzinate and its shareholders and acquired 33.3% equity interest in Buzzinate as the first tranche, at a cash consideration of US$750. In the SPA, the Company has also agreed to purchase up to 57.1% equity interests in Buzzinate in stages from April 2015 to April 2016, and there was an agreement to purchase the remaining 42.9% equity interests in Buzzinate when the purchase of equity interests up to 57.1% was completed.

Pursuant to the SPA, the Company had an option to accelerate the completion dates of the remaining tranches by paying the cash consideration upon exercising the option. On February 13, 2015, the Company acquired in one go the equity interests in Buzzinate of the remaining five tranches at cash considerations of US$250 for each tranche purchased, and exercised the option to acquire the remaining equity interests in Buzzinate by issuing 142,151 shares of the Company which amounted to US$2,027. Buzzinate then became a wholly owned subsidiary of the Company.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Business Acquisition (Continued)

(a)	Acquisition of Buzzinate (Continued)

The movement of carrying value of the equity method investment in Buzzinate from January 1, 2015 to February 13, 2015 (the “period”) is as follows:

Balance at beginning of the period	533
Share of loss of equity investee for the period	(38)

Balance at February 13, 2015	495
Fair value gain on re-measurement of equity investee	1,161

1,656

Fair value of consideration transferred:

Cash	1,250
Ordinary shares of the Company	2,027

Total	3,277

Fair value of previously held interest in Buzzinate	1,656

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	1,439
Other current assets	207
Property and equipment	375
Intangible asset	644
Current liabilities	(529)
Deferred tax liabilities	(161)

Total identifiable net assets acquired	1,975

Goodwill (Note 12)	2,958

Total purchase consideration, net of cash acquired	3,494

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill associated with acquisition of Buzzinate was attributable to the expected synergy arising from the consolidated operations. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were insignificant and were included in general and administrative expenses for the year ended December 31, 2015.

In determining the fair value of previously held interest in Buzzinate, a business valuation of Buzzinate was undertaken by management with the assistance of an external valuer. Significant factor, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach. Such approach involves certain significant estimates, which are terminal growth rate of 3.0%, weighted average cost of capital of 18.6%, and growth rate on average spending per customer ranges from 3.0% to 10.0%.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Business Acquisition (Continued)

(a)	Acquisition of Buzzinate (Continued)

In determining the fair value of the intangible asset, an income approach was used. In this approach, significant estimates consist of discount rate of 19.6% and growth rate on average spending per customer ranges from 3.0% to 10.0%. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

	Estimated useful life	Gross carrying amount
		US$‘000
A self-developed computer software and systems	5 years	644

Pro-forma results related to the acquisition in accordance with ASC 805 have not been presented because the acquisition of Buzzinate is not material, where net revenue and net loss of the acquired entities are less than 5% of the Company’s consolidated net revenue and net loss for the corresponding year.

(b)	Acquisition of OptAim

In July 2015, the Company acquired 100% equity interest of OptAim from several independent third parties. OptAim, through its VIE and its underlying subsidiary, is engaged in the provision of online and mobile marketing services in the PRC. The Company expects to increase its market shares in the PRC online marketing segment, particularly in relation to mobile platforms.

The total purchase consideration for all the equity interest of OptAim amounted to US$67,620. This is comprised of cash consideration of US$15,976, 2,535,091 shares of the Company amounted to US$50,843 and fair value of replacement awards attributable to pre-acquisition services amounted to US$801.

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

Cash	15,976
Ordinary shares of the Company	50,843
Fair value of replacement awards attributable to pre-acquisition services	801

67,620

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	1,301
Other current assets	13,193
Property and equipment	84
Intangible asset	20,100
Current liabilities	(7,571)
Deferred tax liabilities	(5,025)

Total identifiable net assets acquired	22,082

Goodwill (Note 12)	45,538

Total purchase consideration, net of cash acquired	50,343

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Business Acquisition (Continued)

(b)	Acquisition of OptAim (Continued)

As of December 31, 2015, purchase consideration payable of US$15,976 was settled and there is no adjustment to the purchase consideration amounts.

The excess of purchase price over tangible assets, identifiable intangible asset acquired and liabilities assumed was recorded as goodwill. Goodwill associated with the acquisition of OptAim was attributable to the expected synergy arising from the consolidated marketing operations. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2015.

In determining the fair value of shares of the Company issued as part of the consideration of acquiring OptAim, a business valuation of the Company was performed by management with the assistance of an external valuer. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach. Such approach involves certain significant estimates. They are terminal growth rate of 3.0%, weighted average cost of capital of 16.1%, and growth rate on average spending per customer ranges from 1.0% to 4.0%.

In determining the fair value of the intangible asset, an income approach was used. In this approach, significant estimates consist of discount rate of 20.6% and a growth rate on average spending per customer ranges from 3.0% to 8.0%. The estimated amounts recognized on the acquired identifiable intangible asset and its estimated useful life are shown in the following table:

	Estimated useful life	Gross carrying amount
		US$‘000
A self-developed computer software and systems	5 years	20,100

Unaudited pro forma operating results for the Company, assuming the acquisition of OptAim occurred on January 1, 2015 is as follows:

For the year ended December 31, 2015
Net revenues	69,025
Net loss	(39,688)
Net loss per share	(3.80)
Diluted loss per share	(3.80)

The Company did not have any material, non-recurring pro-forma adjustments directly attributable to the business combination reflected in the reported pro-forma net revenue and net loss.

The pro forma information is not necessarily indicative of the actual results that would have been achieved had OptAim acquisition occurred as of January 1, 2015 or the results that may be achieved in future periods.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2015 and 2016 primarily consist of the following currencies:

	As of December 31,
	2015		2016
	Amount	US$’000 equivalent	Amount	US$’000 equivalent
RMB	43,725	6,762	67,697	9,771
HK$	10,044	1,294	15,666	2,019
US$	1,268	1,268	15,064	15,064
SGD	726	515	235	165
TWD	16,383	528	2,855	88
Euro (“EUR”)	2,854	2	125	133
Others	17	26	292	40

		10,395		27,280

6	Restricted cash

The Group’s restricted cash amounting to US$1,000 and US$5,234 as of December 31, 2015 and 2016, respectively, represented balance held in a restricted bank account pursuant to certain short term loan agreements (see Note 15 for details). The restricted cash is held in US$ and carries fixed interest at the rate of 0.55% and 0.05% per annum as of December 31, 2015 and 2016, respectively.

7	Short-term investments

	As of December 31,
	2015	2016
Investment in treasury instruments	1,552	—

The investments were issued by commercial banks in Hong Kong with a variable interest rate. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

Interest income generated from short-term investments are recorded using the effective interest method. It was recorded in “other losses, net” on the consolidated statement of comprehensive loss.

8	Accounts receivable, net

	As of December 31,
	2015	2016
Accounts receivable, gross	30,156	32,387
Less: allowance for doubtful accounts	(1,733)	(1,693)

Accounts receivable, net	28,423	30,694

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

8	Accounts receivable, net (Continued)

The following table presents the movement in the allowance for doubtful accounts:

	For the years ended December 31,
	2015	2016
Balance at the beginning of year	608	1,733
Additions for the year	1,885	99
Recoveries	(185)	—
Accounts receivable written off	(544)	(99)
Exchange differences	(31)	(40)

Balance at the end of year	1,733	1,693

9	Other assets

The other assets consist of the following:

	As of December 31,
	2015	2016
Current
Deposits	3,158	2,202
Prepayments	240	417
VAT receivable	466	372
Others	217	64

	4,081	3,055

Non-current
Prepayment for acquisition of fixed assets	—	122
Rental deposits	225	249

	225	371

10	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2015	2016
Cost:
Office equipment	3,899	4,629
Leasehold improvements	1,650	1,653
Furniture and fixtures	476	747

Total cost	6,025	7,029
Less: Accumulated depreciation	(3,011)	(4,519)
Exchange differences	(72)	(192)

Property and equipment, net	2,942	2,318

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

10	Property and equipment, net (Continued)

Depreciation expense recognized for the years ended December 31, 2015 and 2016 are summarized as follows:

	For the years ended December 31,
	2015	2016
Cost of revenues	9	11
Research and development	161	199
Sales and marketing expenses	662	838
General and administrative expenses	306	464

Total	1,138	1,512

11	Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2015	2016
Cost:
Computer software	21,557	21,576
Less: Accumulated amortization
Computer software	(2,461)	(6,773)
Exchange differences	(1)	1

Intangible assets, net	19,095	14,804

Amortization expense recognized for the years ended December 31, 2015 and 2016 are summarized as follows:

	For the years ended December 31,
	2015	2016
Cost of revenues	1,874	4,149
Research and development	30	28
Sales and marketing expenses	16	19
General and administrative expenses	123	116

	2,043	4,312

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

11	Intangible assets, net (Continued)

The estimated aggregate amortization expense for each of the next five years as of December 31, 2016 is:

Computer software
2017	4,219
2018	4,160
2019	4,150
2020	2,275
2021	—

14,804

12	Goodwill

Movements on goodwill during the year were as follows:

	Buzzinate	OptAim	Total
Balance as of January 1, 2015	—	—	—
Goodwill arising from acquisition during the year (Note 4)	2,958	45,538	48,496

Balance as of December 31, 2015 and 2016	2,958	45,538	48,496

Goodwill is not deductible for tax purposes. The Group performs the annual impairment test on December 31 of each year. Based on the impairment tests performed, no impairment of goodwill was recorded for all years presented.

13	Deferred revenue

	As of December 31,
	2015	2016
Deferred revenue, current	14,935	25,697

14	Accrued liabilities and other current liabilities

	As of December 31,
	2015	2016
Rebates payable to customers	4,488	5,214
VAT and other taxes payable	1,026	1,679
Security deposit received from customers	1,037	772
Accrued employee benefits	3,223	3,257
Accrued professional fees	1,610	1,544
Accrued marketing and hosting expense	2,340	1,424
Others	1,084	1,201

	14,808	15,091

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Bank borrowings

	As of December 31,
	2015	2016
1-year revolving loan denominated in RMB (Note (i), (viii))	4,639	4,330
1-year revolving loan denominated in US$ (Note (ii), (viii))	2,950	2,950
Short-term loan denominated in RMB (Note (iii))	953	—
2-year demand loan agreement denominated in US$ (Note (iv), (viii))	—	1,083
6-month revolving loan denominated in RMB (Note (v))	—	1,444
1-year revolving loan denominated in RMB (Note (vi), (viii))	—	1,732
3-month loan denominated in RMB (Note (vii), (viii))	—	1,443

	8,542	12,982

(i)	On December 21, 2015, the Company, through its PRC subsidiaries, entered into a one-year revolving loan agreement with a bank amounting to RMB30 million (equivalent to US$4,639). The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 1.65% per annum. The Company, through its PRC subsidiary, renewed the one-year revolving loan agreement with the bank on December 19, 2016. The interest rate remained as the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 1.65% per annum.

(ii)	On December 21, 2015, the Company, through its Hong Kong subsidiaries, entered into a one-year loan agreement with a bank amounting to US$3,000. Out of this loan facility, the Hong Kong subsidiary had utilized US$2,950 as of December 31, 2015 and 2016. The Company, through its Hong Kong subsidiary, renewed the one-year revolving loan agreement with the bank on December 19, 2016. The interest rate of this short-term loan facility was determined by three-month LIBOR plus 5.75% for the years ended December 31, 2015 and 2016.

(iii)	On December 28, 2015, the Company, through its PRC subsidiary, obtained a short-term loan facility amounting to RMB20 million (equivalent to US$3,093) granted by the bank. Out of this credit facility, the PRC subsidiary had utilized US$953 as of December 31, 2015 with approximately US$2,140 remained unutilized. The interest rate of this bank loan was the benchmark interest rate determined by the People’s Bank of China for loans over six months granted by financial institutions plus 20.0% per annum. The bank loan had a maturity period of six months and such loan was finally settled on June 28, 2016. Restricted cash amounting to US$1,000 was held in a restricted bank account as required by this loan agreement as of December 31, 2015.

(iv)	On January 20, 2016, the Company, through its Hong Kong subsidiaries, entered into a two-year loan agreement with a bank amounting to US$2,000. Out of this loan facility, the Hong Kong subsidiaries had utilized US$1,083 as of December 31, 2016. The interest rate of this loan was the benchmark interest rate determined by three-month LIBOR plus 7.00% per annum for the year ended December 31, 2016. The bank facility agreement includes repayable on demand clauses such that the bank borrowing are classified as current liabilities as of December 31, 2016.

(v)

On May 20, 2016, the Company, through its PRC subsidiary, entered into a six-month revolving loan agreement with a bank of limit up to RMB20 million. Out of this loan facility, the PRC subsidiary had utilized RMB10 million (equivalent to US$1,444) as of December 31, 2016. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over six months granted by financial institutions plus 20.0% per annum. Restricted cash amounting to

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15	Bank borrowings (Continued)

US$1,568 was held in a restricted bank account as required by this loan agreement as of December 31, 2016.

(vi)	On July 28, 2016, the Company, through its PRC subsidiary, entered into a one-year revolving loan agreement with a bank amounting to a total of RMB12 million (equivalent to US$1,732). The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 0.435% per annum. Restricted cash amounting to US$2,000 was held in a restricted bank account as required by this loan agreement as of December 31, 2016.

(vii)	On November 14, 2016, the Company, through its PRC subsidiary, entered into a three-month revolving loan agreement with a bank amounting to a total of RMB10 million (equivalent to US$1,443). The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over three months granted by financial institutions plus 0.435% per annum. Restricted cash amounting to US$1,666 was held in a restricted bank account as required by this loan agreement as of December 31, 2016.

(viii)	As of December 31, 2015 and 2016, certain financial covenants (minimum monthly adjusted quick ratio and minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. The relevant subsidiaries have obtained waiver letters for waiving the requirements to meet the financial covenants such that the bank cannot demand for immediate repayment.

The weighted average interest rate for bank loans outstanding as of December 31, 2015 and 2016 was 6.03% and 5.99% per annum, respectively.

16	Redeemable convertible preferred shares

Series A preferred shares

On February 17, 2010, the Company entered into an agreement (“Series A Agreement”) to issue Series A preferred shares and preferred share warrants to a third-party investor (“Investor A”) for a total cash consideration of US$1,200. Accordingly, the Company issued 1,142,857 Series A preferred shares at US$1.05 per share; and warrants to purchase 342,857 Series A preferred shares at US$1.05 per share (“Series A Warrants”) at the option of Investor A. Pursuant to the Series A Agreement, the Company also granted an option, exercisable within one year from the date of agreement, to Investor A where the Company would issue 761,905 Series A preferred shares at US$1.05 per share (“Series A-1 preferred shares”) and warrants to purchase 228,571 Series A preferred shares at US$1.05 per share (“Series A-1 Warrants”) at the option of Investor A. On September 29, 2010, Investor A exercised the option and the Group received a total consideration of US$800. During the year ended December 31, 2013, both Series A Warrants and Series A-1 Warrants were fully exercised.

Series B preferred shares

On February 21, 2011, the Company entered into agreements (“Series B Agreements”) to issue Series B preferred shares and preferred share warrants to two other third-party investors (“Investors B”) for an aggregate cash consideration of US$7,000. Pursuant to the Series B Agreements, the Company issued 1,266,667 Series B preferred shares at US$5.53 per share; and warrants to purchase 542,858 Series B

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Redeemable convertible preferred shares (Continued)

Series B preferred shares (Continued)

preferred shares at US$5.53 per share (“Series B Warrants”) at the option of Investors B. During the year ended December 31, 2013, the Series B Warrants were fully exercised.

On May 16, 2011, the Company entered into an agreement (“Series B-1 Agreement”) to issue additional Series B preferred shares to another third-party investor (“Investor B-1”) for a total consideration of US$4,285 (“Series B-1 preferred shares”). Pursuant to the Series B-1 Agreement, the Company issued 723,808 Series B-1 preferred shares at US$5.92 per share.

On September 24, 2015, the Company repurchased from Investor B-1 723,808 Series B-1 preferred shares at a consideration of US$11,581.

For accounting purposes, the Company determined the per share fair value of Series B-1 preferred shares to be US$19.58 on September 24, 2015, the date of repurchase. The per share repurchase price of US$16.00 was mutually negotiated at the time of the repurchase transaction. There were no other arrangements with Investor B-1. Investor B-1 was willing to sell its Series B-1 preferred shares at the US$16.00 per share price as it would provide liquidity to Investor B-1. For the Series B-1 preferred shares repurchased, the Company recorded the excess of purchase price over the carrying value of US$2,591 to accumulated deficit as deemed contribution from Series B-1 preferred shareholders.

Series C preferred shares

On December 16, 2013, the Company entered into an agreement (“Series C Agreement”) to issue Series C preferred shares to another third-party investor (“Investor C”) for a total cash consideration of US$13,000. Pursuant to the Series C Agreement, the Company issued 1,599,186 Series C preferred shares at US$8.13 per share.

Series D preferred shares

On December 30, 2014, the Company entered into an agreement (“Series D Agreement”) to issue Series D preferred shares to another third-party investor (“Investor D”) for a total cash consideration of US$48,000. Pursuant to the Series D Agreement, the Company issued 2,493,018 Series D preferred shares at US$19.25 per share.

The Company was also obligated to issue additional Series D preferred shares to Investor D at no consideration, the total number of which is based on a formula stipulated in the agreement, if the gross billing of the Group as defined in the Series D Agreement for the year ended December 31, 2015 is less than US$85,000. Considering the gross billing of the Group as defined in the Series D Agreement for the year ended December 31, 2015 was more than US$85,000, no additional Series D preferred shares were issued. Furthermore, the Company determines that the fair value of this obligation is zero as of December 31, 2015.

Series E preferred shares

On December 28, 2016, the Company entered into an agreement (“Series E Agreement”) to issue Series E preferred shares to another third-party investor (“Investor E”) for a total cash consideration of US$20,000. Pursuant to the Series E Agreement, the Company issued 1,068,114 Series E preferred shares at US$18.72 per share.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Redeemable convertible preferred shares (Continued)

Series E preferred shares (Continued)

The key terms of the Series A, B, C, D and E preferred shares are as follows:

Dividend rights

Subject to the approval and declaration by the Board of Directors, the holders of the preferred shares are entitled to receive dividends in the following order:

•	Series E preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividend on the Series D preferred Shares, Series B preferred shares, Series A preferred shares, Series C preferred shares and ordinary shares or any other class or series of shares

•	the Series D preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividends on the Series B, Series A and Series C preferred shares and ordinary shares or any other class or series of shares;

•	the Series B preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividends on the Series A and Series C preferred shares and ordinary shares or any other class or series of shares;

•	the Series A preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividends on the Series C preferred shares and ordinary shares or any other class or series of shares;

•	any remaining dividends shall be distributed on a pro rata basis to holders of all the preferred shares and ordinary shares on a fully diluted and as-if converted basis.

Voting rights

The holders of the Series A, B, C, D and E preferred shares shall be entitled to such number of votes equal to the whole number of ordinary shares into which such Series A, B, C, D and E preferred shares are convertible.

Liquidation preference

In the event of a liquidating transaction as defined in the Company’s Memorandum and Articles of Association as 1) a winding up or other dissolution of the Company or any of its subsidiaries, 2) a merger or acquisition of the Company or any of its subsidiaries in which the shareholders of the Company do not directly or indirectly own a majority of the outstanding shares of the surviving corporation, 3) a sale of all or substantially all of the assets of the Company or assets of its subsidiaries, or 4) government policies promulgated or interpreted after the closing that prohibit investment or exit of the Company by foreign investors, provided, that, in the case of 2) and 3), only when such merger, acquisition or sale implies a valuation of the Company on a fully diluted basis of less than US$550,000, available assets and funds are distributed as following manner.

The holders of Series E, Series D, Series B and Series A preferred shares are entitled to receive an amount equal to i) 110% prior to or on December 28, 2017 or ii) 120% from January 1, 2018, 150%, 150% and

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Redeemable convertible preferred shares (Continued)

Liquidation preference (Continued)

200%, respectively, of the issue price as defined in the Company’s Memorandum and Articles of Association (adjusted for share dividends, splits, combinations, recapitalizations or similar events, and plus all accrued or declared but unpaid dividends thereon minus all paid cash or non-cash dividends and distributions paid thereon since issue date). If the assets of the Company shall be insufficient to make the payment of the amount in full, then the assets of the Company shall be distributed ratably to the holders of preferred shares in proportion to the amount each holder would otherwise be entitled to receive in order of 1) Series E, 2) Series D, 3) Series B and then 4) Series A.

If the liquidating transaction is a qualified merger or acquisition of the Company in which the shareholders of the Company do not directly or indirectly own a majority of the outstanding shares of the surviving corporation or a sale of all or substantially all of the assets of the Company, in each case, which implies i) an equity valuation of the Group of US$300,000 or higher, the distribution to the holders of Series B and Series A preferred shares shall be reduced to 0% of issue price or ii) an equity valuation of the Group of US$250,000 or higher, but lower than US$300,000, the distribution to the holders of Series B and Series A preferred shares shall be reduced to 100% of issue price as defined in the Company’s Memorandum and Articles of Association.

After the full amount has been paid to holders of Series E, Series D, Series B and Series A, any remaining funds or assets of the Company legally available for distribution shall be distributed pro rata among the holders of preferred shares on an as-converted basis together with the holders of the ordinary shares.

Conversion rights

Each share of the Series A, B, C, D and E preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one ordinary share of the Company. The conversion is subject to adjustments for certain events, including but not limited to additional equity securities issuance share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price is also subject to adjustment in the event the Company issues additional ordinary shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

In addition, each share of the Series A, B, C, D and E preferred shares would automatically be converted into ordinary shares of the Company (i) upon the closing of an initial public offering of the Company’s shares or (ii) upon the election of holders of at least a majority of the then issued and outstanding preferred shares, voting together as a single class on an as-if-converted basis.

Anti-dilution provision

Pursuant to the provisions of Series B Agreement, there is an anti-dilution provision which prevents the original ownership interest of ordinary shares, Series B preferred shares and Series B preferred share warrants (as if converted into Series B preferred shares) owned by Investors B to be diluted.

In May 2011, the Company issued 457,611 ordinary shares of the Company to Mr. Cong and Mr. Liu in exchange for Mr. Cong and Mr. Liu would procure the grant of an exclusive reseller agreement from Baidu Online Network Technology (Beijing) Co. Ltd. (“Baidu”) for Hong Kong, Macau, Taiwan and Singapore for a period up to December 31, 2012. In accordance with the Series B Agreement, the issuance of the

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Redeemable convertible preferred shares (Continued)

Anti-dilution provision (Continued)

ordinary shares was considered an event which triggered the anti-dilution provision. As a result, the Company was required to issue additional 100,452 ordinary shares and 55,807 Series B preferred shares and to amend the conversion price of Series B preferred share warrants to maintain the original ownership interests of these ordinary shares, preferred shares and preferred shares warrants owned by Investors B. There were no beneficial conversion features for the issuance of additional Series B preferred shares and the value of the additional ordinary shares and Series B preferred shares issued amounted to US$421 and US$320, respectively, was charged to additional paid-in capital as a deemed dividend.

Although the anti-dilution provision was triggered in May 2011, the Company only issued the additional ordinary shares and Series B preferred shares in May 2013. Accordingly, the Company recorded such obligation to issue additional ordinary shares and Series B preferred shares as liabilities until the corresponding ordinary shares and preferred shares were issued in May 2013.

Redemption right

The Series A and B preferred shares are redeemable at any time after the earlier of: (i) the 4th anniversary of the closing of sale and purchase of the Series A Agreement and Series B Agreement, respectively; or (ii) the occurrence of a material breach as defined in the subscription agreements.

The holders of Series C preferred shares can redeem the preferred shares at any time after the earlier of: (i) the 2nd anniversary of the closing of sale and purchase of the Series C Agreement; (ii) the occurrence of any liquidating transaction as defined in the subscription agreements; (iii) Mr. Hsieh, Wing Hong Sammy, ceasing to exert day-to-day management and operational control over the Group; or (iv) any holder of the Series B preferred shares or the Series A preferred shares or the Series D preferred shares or the Series E preferred shares electing for redemption.

The holders of Series D preferred shares can redeem the preferred shares at any time after the earlier of: (i) the 2nd anniversary of the closing of sale and purchase of the Series D preferred shares; (ii) the occurrence of any liquidating transaction as defined in the subscription agreements; (iii) Mr. Hsieh, Wing Hong Sammy, ceasing to exert day-to-day management and operational control over the Group; (iv) the occurrence of material breach of any warranty and covenants specified in the Series D Agreement; or (v) any holder of the Series A, Series B, or Series C preferred shares electing for redemption.

The holders of Series E preferred shares can redeem the preferred shares at any time after the earlier of: (i) the occurrence of any liquidating transaction as defined in the subscription agreements; (i) the failure of the Group to achieve the following targets: (1) the audited consolidated revenues from the principal business (excluding any non-operating and non-recurring revenue) of the Group as of and for the twelve months ending on December 31, 2017 being no less than US$200,000; and (2) the audited consolidated revenues from the principal business (excluding any non-operating and non-recurring revenue) of the Group as of and for the twelve months ending on December 31, 2018 being no less than US$300,000; (iii) the termination of the employment with the relevant Group Company by Mr. Hsieh, Wing Hong Sammy, Tang Jian or Lee, Yanshu before the consummation of a Qualified IPO as defined in the Company’s Memorandum and Articles of Association (i.e. the first firm commitment underwritten registered public offering by the Company of its ordinary shares for its own account that results in such securities being listed or registered on NASDAQ, New York Stock Exchange, Hong Kong Stock Exchange, the Shenzhen Stock Exchange, Shanghai Stock Exchange or such other international recognized stock exchange approved in writing by

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Redeemable convertible preferred shares (Continued)

Redemption right (Continued)

certain of its preferred shareholders with an implied market capitalization of the Company immediately prior to such offering of not less than US$600 million; and which results in aggregate net proceeds to the Company of not less than US$150 million); (iv) the failure of the Company to consummate a Qualified IPO prior to or on June 30, 2018 (iv) the occurrence of material breach of any warranty and covenants specified in the Series E Agreement; or (v) any holder of the Series A, Series B, Series C or Series D preferred shares electing for redemption.

The redemption price for Series A and B preferred shares is equal to the greater of (1) 200% or 150%, respectively, of the original issue price (plus all declared but unpaid dividends) or (2) the fair market value of the preferred shares subject to redemption as determined by an independent appraiser. With respect to the redemption price for Series C preferred shares, it is equal to 200% of the original issue price (proportionally adjusted for share splits and stack dividends). For the redemption price for Series D preferred shares, it shall be equal to the greater of (1) a price reflecting an implied valuation (on a fully-diluted basis) of the Company at US$500,000, (2) the highest redemption price that would have been received by any other shareholders of the Company if their shares have become redeemable (proportionally adjusted for share splits and stack dividends), or (3) a price reflecting the implied valuation (on a fully-diluted basis) of the Company used in any liquidating transaction as defined in the Company’s Memorandum and Articles of Association. For the redemption price for Series E preferred shares is equal to the greater of (1) 100% of the Series E issue price, plus 9.5% annual compound interest thereon calculated from the Series E original issue date to the date of receipt of the Series E redemption price, plus all declared but unpaid dividends thereon to the date of redemption, proportionally adjusted for stock splits, stock dividends, and the like, or (2) the highest redemption price that would have been received by any other shareholder of the Company if their shares have become redeemable, proportionally adjusted for stock splits, stock dividends, or (3) a price reflecting the implied valuation (on a fully-diluted basis) of the Company used in any Liquidating Transaction as defined in the Company’s Memorandum and Articles of Association.

Upon the completion of Series D Agreement, the redemption date of Series A, A-1, B, B-1 and C preferred share was changed to December 30, 2016. The redemption date of Series A, A-1, B, C and D preferred share was further changed to December 28, 2018 upon the completion Series E Agreement. Such change was considered as a modification and no gain or loss was recorded. However, considered the modification was occurred in connection with the issuance of Series D preferred shares and Series E preferred shares, there was a transfer of value from the existing preferred shareholders to new preferred shareholders and ordinary shareholders. With respect to the modification relating to the issuance of Series D preferred share, the transfer of value was considered insignificant. For the modification relating to the issuance of Series E preferred share, the transfer of value was recorded from additional paid in capital to retained earnings. Furthermore, due to the change of redemption date of Series C preferred share to December 28, 2018, the corresponding derivatives liabilities relating to the redemption feature were reclassified from current liabilities to non-current liabilities as of December 31, 2016.

The Company has determined that the Series A, A-1, B, B-1, C, D and E preferred shares should be classified as mezzanine equity after considering the features of the preferred shares as described above. The conversion features and redemption features as mentioned below, Series A Warrants, Series A-1 Warrants and Series B Warrants are initially measured at its fair value and the initial carrying value for Series A, A-1, B, B-1, C, D and E preferred shares is allocated on a residual basis as the warrants are liability classified. There were no beneficial conversion features for the Series A, A-1, B, B-1, C, D and E preferred shares.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Redeemable convertible preferred shares (Continued)

Redemption right (Continued)

The Company has determined that conversion feature embedded in the Series A, A-1, B, B-1, D and E preferred share is required to be bifurcated and accounted for as derivative liabilities as the economic characteristics and risks of the embedded conversion are not clearly and closely related to that of the preferred shares and there is a mechanism in place for net settlement. However, Series C preferred shares does not have a mechanism in place for net settlement and therefore, bifurcation is considered unnecessary.

The Company has also determined the redemption feature embedded in the Series C, D and E preferred shares is required to be bifurcated and accounted for as derivative liabilities as the economic characteristics and risk of the embedded redemption features are not clearly and closely related to that of the preferred shares. For Series A, A-1, B and B-1 preferred shares, the corresponding redemption feature is not required to be bifurcated and accounted for as derivative liabilities as the economic characteristic and risk of the embedded redemption feature are clearly and closely related to that of the preferred shares.

As of December 31, 2015 and 2016, the fair values of these conversion features and redemption features which required to be bifurcated and accounted for as derivative liabilities are as follows:

	Years ended December 31,
	2015	2016
Financial derivatives — conversion features	61,049	56,916
Financial derivatives — redemption features	2,675	3,968

	63,724	60,884
Less: current portion	(63,724)	(60,525)

Non-current portion	—	359

Due to the redemption features described above with respect to Series A, A-1, B and B-1 preferred shares, the Company recognizes the changes in the redemption value immediately as they occur by way of accreting their respective carrying amounts to the redemption value to the first redemption date, using the effective interest method. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit of the Company.

In determining the fair value of these preferred shares for purposes of determining the conversion feature and redemption feature as of December 31, 2015 and 2016, a business valuation of the Company was estimated. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

	Years ended December 31,
	2015	2016
Terminal growth rate	3.0%	3.0%
Weighted average cost of capital	16.2%	18.3%
Growth rate on average spending per customer	2.2% - 22.7%	3.0% - 19.0%

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Redeemable convertible preferred shares (Continued)

Series A

	Years ended December 31,
	2015	2016
Beginning balance	5,179	5,487
Accretion to redemption value	308	110

Ending balance	5,487	5,597

Series B

	Years ended December 31,
	2015	2016
Beginning balance	20,932	9,145
Accretion to redemption value	2,385	662
Buy back of preference shares	(14,172)	—

Ending balance	9,145	9,807

Series C

	Years ended December 31,
	2015	2016
Carrying amount	10,733	10,733

Series D

	Years ended December 31,
	2015	2016
Carrying amount	43,956	43,956

Series E

	Years ended December 31,
	2015	2016
Issuance of preferred shares	—	18,845

The Company has determined that there was no beneficial conversion feature attributable to the Series A, A-1, B, B-1, C, D and E preferred shares because the accounting conversion of these preferred shares upon issuance were higher than the fair value of the Company’s ordinary shares as determined by the Company with the assistance from an independent valuation.

17	Redeemable ordinary shares

On December 30, 2014, concurrent with the issuance of Series D preferred shares to Investor D, the Company issued 742,320 ordinary shares to Investor D at US$16.17 per share, of which 99,022 shares were transferred from treasury shares held by the Company and 643,298 shares were newly issued shares. The aggregate consideration was US$12,000.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Redeemable ordinary shares (Continued)

Investor D shall have an option to require the Company to repurchase all of the ordinary shares if a qualified IPO is not consummated by the 2nd anniversary of the closing of sale and purchase of the Series D preferred shares. The redemption price shall equal to the issue price, plus accrued interest at a non-compound interest rate of 18% per annum for each of 2015 and 2016, and 12% per annum for 2017. The redeemable date of the ordinary shares was further changed to December 28, 2018 upon the completion of Series E Agreement. The change in value of such modification was insignificant.

As these ordinary shares are contingently redeemable, they are classified as mezzanine equity. The Company recognizes the accretion charge using the effective interest method.

18	Ordinary shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 38,350,000 and 37,150,000 shares of US$0.001 par value per ordinary share as of December 31, 2015 and 2016, respectively. Each ordinary share is entitled to one vote in shareholders meeting of the Company. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, which is subject to the approval by the holders of the number of ordinary shares and Series A, B, C, D and E preferred shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2015 and 2016, there were 14,465,124 and 14,970,029 ordinary shares outstanding, respectively.

At the time the Company adopted the 2010 Employee Share Option Plan (the “2010 Share Option Plan”), the Company, together with the then shareholders, also decided to allot ordinary shares with par value of US$0.001 to Arda Holdings Limited (“Arda”), a British Virgin Islands company owned by the Group’s chairman and chief executive officer at no consideration. Arda will only hold these ordinary shares on trust for the benefit of the employees who are under the 2010 Share Option Plan and the dealing of these ordinary shares is under the direction of the board of directors of the Company. The Company considered Arda to be a variable interest entity as this entity has no equity at risk. The Company further considered that it is the primary beneficiary because the purchase of Arda is to hold treasury shares on behalf of the Company and the dealings of those transactions are under the direction of the Company’s board of directors. Given the structure of this arrangement, while these ordinary shares have been legally issued, they do not bear the attributes of unrestricted, issued and outstanding shares. Therefore, the ordinary shares issued to Arda are accounted for as treasury shares of the Company until these ordinary shares are earned by the Company’s employees, officers, directors or consultants for service provided to the Group. The Company allotted 627,811 shares during the year the 2010 Share Option Plan was adopted, and 1,293,364 and 788,459 shares during the year ended December 31, 2015 and 2016 to Arda. Arda does not hold any other assets or liabilities as at December 31, 2015 and 2016, nor earn any income nor incur any expenses for the years ended December 31, 2015 and 2016.

In addition to the share allotted to Arda which are accounted for as treasury shares, the Company has also purchased certain ordinary shares from shareholders during the year ended December 31, 2015 and they are summarized as follows:

Purchase date	Purchase consideration	Shares purchased
January 2015	7,500	484,286

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Share-based compensation

(a)	Share option plan

The Company’s 2010 Share Option Plan provides for the grant of incentive share options to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the 2010 Share Option Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option.

During the years ended December 31, 2015 and 2016, the Company granted share options to non-employees, employees, officers and directors of the Group. These options were granted with exercise prices denominated in the US$, which is the functional currency of the Company. The table below sets forth information regarding share options granted over the years:

Grant Date	Number of shares	Term (year)	Vesting period (year)	Exercise price at grant date (US$)
January 1, 2015 (Note ii)	6,000	0.16	0.00	6.0000
January 1, 2015 (Note ii)	18,500	0.16	0.00	1.8227
January 1, 2015 (Note ii)	11,938	0.16	0.00	2.1669
January 1, 2015	206,845	10.01	4.00	8.1300
February 1, 2015 (Note i)	10,000	10.17	4.16	16.1700
June 30, 2015	36,000	10.01	4.00	16.1700
July 6, 2015	25,000	10.25	4.24	20.0000
July 6, 2015	15,000	11.25	5.24	20.0000
August 1, 2015 (Note iii)	58,058	10.01	1.67	0.3224
August 1, 2015 (Note iv)	25,308	10.01	1.75	0.4299
August 1, 2015 (Note v)	7,444	10.01	2.25	0.8598
August 1, 2015 (Note vi)	49,871	10.01	2.33	1.0748
August 1, 2015 (Note vii)	32,750	10.01	2.67	1.2897
August 1, 2015 (Note vii)	10,421	10.01	2.67	0.4299
August 1, 2015 (Note viii)	82,995	10.01	3.33	1.6122
August 1, 2015 (Note ix)	11,165	10.01	3.42	0.2687
August 1, 2015 (Note x)	78,156	10.01	3.67	2.6869
August 1, 2015 (Note xi)	147,007	10.01	3.83	4.0304
August 1, 2015 (Note xii)	21,884	10.01	4.00	5.3739
December 31, 2015	113,311	10.01	0.00	0.0100
April 1, 2016	32,200	10.25	4.00	20.0000
April 1, 2016	79,116	10.25	4.00	6.0000
July 1, 2016	10,000	10.00	4.00	20.0000
July 1, 2016	1,000	10.00	4.00	12.0000

(i)	The Company modified certain terms of the options previously granted which these modifications were related to either the vesting period or the exercise price. The incremental costs resulting from such modifications were assessed to be insignificant.
(ii)	These share options were granted to employees for their past services and immediately vested on grant date. The holders of the options are entitled to exercise the vested options during January 1, 2015 to February 28, 2015.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Share-based compensation (Continued)

(a)	Share option plan (Continued)

(iii)	58.33% of the options were vested on August 1, 2015 and the remaining 41.67% of the options are vested over a 1.67 years period starting from August 1, 2015 to March 31, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(iv)	56.25% of the options were vested on August 1, 2015 and the remaining 43.75% of the options are vested over a 1.75 years period starting from August 1, 2015 to April 30, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(v)	43.75% of the options were vested on August 1, 2015 and the remaining 56.25% of the options are vested over a 2.25 years period starting from August 1, 2015 to October 31, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(vi)	41.67% of the options were vested on August 1, 2015 and the remaining 58.3% of the options are vested over a 2.33 years period starting from August 1, 2015 to November 30, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(vii)	33.67% of the options were vested on August 1, 2015 and the remaining 66.33% of the options are vested over a 2.67 years period starting from August 1, 2015 to March 31, 2018. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(viii)	16.67% of the options were vested on August 1, 2015 and the remaining 83.33% of the options are vested over a 3.33 years period starting from August 1, 2015 to November 30, 2018. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(ix)	14.58% of the options were vested on August 1, 2015 and the remaining 85.42% of the options are vested over a 3.42 years period starting from August 1, 2015 to December 31, 2018. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(x)	8.33% of the options were vested on August 1, 2015 and the remaining 91.67% of the options are vested over a 3.67 years period starting from August 1, 2015 to March 31, 2019. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(xi)	4.17% of the options were vested on August 1, 2015 and the remaining 95.83% of the options are vested over a 3.83 years period starting from August 1, 2015 to May 31, 2019. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(xii)	The options are vested over a 4 years period starting from August 1, 2015 to May 31, 2019. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Share-based compensation (Continued)

(a)	Share option plan (Continued)

The following table summarizes the share option activity for the years ended December 31, 2015 and 2016:

	Number of shares	Weighted average exercise price ($)	Weighted average grant date fair value (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$’000)
Outstanding at January 1, 2015	876,052	5.13		8.22	7,854
Granted	967,653	4.58	14.66
Exercised	(127,997)	2.91
Forfeited	(123,265)	6.12

Outstanding at December 31, 2015	1,592,443	4.90		8.58	23,641

At January 1, 2016	1,592,443	4.90		8.58	23,641
Granted	122,316	10.42	13.81
Exercised	(68,135)	2.51
Forfeited	(154,439)	7.14

At December 31, 2016	1,492,185	5.23		7.80	18,631

Vested and expected to vest at December 31, 2016	1,083,293	4.25	9.64	7.15	14,494
Exercisable to vest at December 31, 2016	928,597	3.68	10.77	7.44	12,615

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for share options granted, the directors of the Company estimated that its future forfeiture rate would be 34% and 9% for employees and 26% and 0% for senior management in 2015 and 2016 respectively.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s ordinary shares as of December 31, 2015 and 2016 and the exercise price.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of December 31, 2015 and 2016 were US$6,494 and US$3,688 respectively.

As of December 31, 2015 and 2016, there were 150,000 share options granted to certain employees which the vesting was subject to the earlier occurrence of any of the following events, either: the Company being approved to be listed on a stock exchange with an expected market capitalization of no less than US$500,000; or (ii) a merger or acquisition of the Company or any of its subsidiaries at a valuation of US$500,000 or above in which the shareholders of the Company shall no longer hold a majority of the outstanding shares of the surviving corporation; or (iii) the Company achieves a gross profit of US$50,000, for the financial year ended December 31, 2015.

As of December 31, 2015 and 2016, there were US$5,439 and US$5,647 of unrecognized share-based compensation expenses related to share options, which were expected to be recognized over a weighted-average vesting period of 2.51 and 2.20 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Share-based compensation (Continued)

(a)	Share option plan (Continued)

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2015 and 2016 were estimated using the following assumptions:

Grant Date	Risk-free interest rate (Note i)	Dividend yield (Note ii)	Volatility rate (Note iii)	Expected term (in years) (Note iv)
January 1, 2015	0.09%	0%	47.34%	NA
January 1, 2015	2.37%	0%	53.47%	NA
February 1, 2015	1.88%	0%	54.55%	NA
June 30, 2015	2.57%	0%	52.87%	NA
July 6, 2015	2.53%	0%	52.60%	NA
July 6, 2015	2.58%	0%	52.64%	NA
August 1, 2015	2.34%	0%	52.78%	NA
December 31, 2015	2.52%	0%	55.54%	NA
April 1, 2016	2.00%	0%	49.37%	NA
July 1, 2016	1.62%	0%	50.52%	NA

Notes:

(i)	The risk-free interest rate of periods within the contractual life of the share option is based on the yield of US Treasury Strips sourced from Bloomberg as of the valuation dates.
(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.
(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(iv)	The time to expire is assumed to be the option’s contractual term while early exercise multiples, being 2.2x and 2.8x for general staff and management staff, respectively, and post-vesting employment termination behavior have been factored into the model to derive the fair values of the share options.

(b)	Repurchase of shares from a shareholder

During 2015, the Company repurchased 318,931 shares from a shareholder with an amount of US$4,138 who is also an employee of the Company. The excess of the consideration paid over the fair value of the shares amounting to US$179 was recognized as expenses as of December 31, 2015.

(c)	Issuance of shares to certain employees with performance conditions

On December 28, 2016, the Company authorized and communicated the issuance of restricted ordinary shares of 1,068,114 and 801,086 of the Company to certain employees upon fulfillment of certain performance conditions for the fiscal years of 2017 and 2018, respectively and these employees have to be remained employed by the Company. Considering the likelihood of achieving the performance conditions are not probable as of December 31, 2016, no share-based compensation expense has been recorded. Total fair value of these shares were US$32,869. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates. They are terminal growth rate of 3.0%, weighted average cost of

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Share-based compensation (Continued)

(c)	Issuance of shares to certain employees with performance conditions (Continued)

capital of 18.3% and growth rate on average spending per customer ranges from 3.0% to 19.0%. In addition, none of these restricted ordinary shares were vested, forfeited, and expired during the year ended December 31, 2016.

(d)	Issuance of shares to certain employees

On December 28, 2016, the Company and three of the Company’s shareholders agreed to transfer a total of 998,338 shares of the Company’s ordinary shares held by them to certain employees of the Company at no cost for services previously provided for. The fair value of the shares transferred and the corresponding share-based compensation expense and additional paid in capital was US$17,555 and included in general and administrative expenses. In determining the fair value of shares of the Company transferred to these employees, a business valuation of the Company was performed by management with the assistance of an external valuer. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates. They are terminal growth rate of 3.0%, weighted average cost of capital of 18.3% and growth rate on average spending per customer ranges from 3.0% to 19.0%.

Total compensation costs recognized for the years ended December 31, 2015 and 2016 are as follows:

	For the year ended December 31,
	2015	2016
Cost of revenues	80	52
Research and development	1,526	985
Sales and marketing	4,099	2,160
General and administrative expenses	789	18,047

Total	6,494	21,244

20	Other gains/(losses), net

	For the year ended December 31,
	2015	2016
Fair value gain on re-measurement of previously held equity interests in Buzzinate (Note 4(a))	1,161	—
Net exchange loss	(923)	(1,147)
Management fee income	375	—
Others	178	65

Total	791	(1,082)

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Income tax

(i)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended December 31, 2015 and 2016.

(iii)	PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Group’s PRC subsidiaries to the Group’s overseas companies unless otherwise exempted pursuant to applicable tax treaties or tax arrangements between the PRC government and the government of other jurisdiction which the WHT is reduced to 5%.

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2015 and 2016. The undistributed earnings from the Company’s subsidiaries in the PRC as of December 31, 2015 and 2016 amounted US$222 and US$305 would be due if these earnings were remitted as dividends as of December 31, 2015 and 2016. An estimated foreign withholding taxes of US$22 and US$31 would be due if these earnings were remitted as dividends as of December 31, 2015 and 2016, respectively.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	As of December 31,
	2015	2016
Current income tax expense	737	1,283
Deferred tax benefits	(1,292)	(1,061)

Income tax (benefit)/expense	(555)	222

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Income tax (Continued)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2015 and 2016 are as follows:

	As of December 31,
	2015	2016
Deferred tax assets — current
Tax losses carried forward	76	—

Deferred tax assets — non-current
Tax losses carried forward	5,804	6,838
Share-based payments	646	682
Less: Valuation allowance	(5,804)	(6,838)

	646	682

	722	682

Deferred tax liabilities — current
Acquired intangible assets	(1,039)	(1,039)
Others	(22)	(28)

	(1,061)	(1,067)

Deferred tax liabilities — non-current
Acquired intangible assets	(3,677)	(2,638)
Others	(28)	—

	(3,705)	(2,638)

	(4,766)	(3,705)

(a)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance is as follows:

	December 31,
	2015	2016
Beginning balance	3,462	5,804
Additions	2,342	1,034

Ending balance	5,804	6,838

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Income tax (Continued)

Tax loss carryforwards

As of December 31, 2015 and 2016, the Group had tax loss carryforwards of approximately US$24,356 and US$28,201, respectively, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

	2015	2016
2016	286	—
2017	3,321	1,993
2018	1,746	1,630
2019	2,423	1,709
2020	13,226	12,344
2021	—	8,025
Tax loss with no expiry	3,354	2,500

	24,356	28,201

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2010 to 2016 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2015 and 2016.

Reconciliation between the expense of income taxes computed by applying the statutory tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2015	2016
Tax benefit calculated at Hong Kong statutory tax rate (Note i)	(6,553)	(4,509)
Effect of differences between Hong Kong statutory tax rate and foreign effective tax rates	(527)	213
Non-taxable other income	(448)	(738)
Non-deductible expenses	4,684	4,208
Valuation allowance	2,342	1,034
Others	(53)	14

Income tax (benefit)/expense	(555)	222

Note:

(i)	The Group’s major operation, prior to the acquisition of OptAim, was conducted out of Hong Kong. Accordingly, the Group prepared its tax rate reconciliation starting with the Hong Kong statutory tax rate.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22	Basic and diluted net loss per share

(a)	Revision to previously issued financial statements

These financial statements as of and for the year ended December 31, 2015 are being revised to correct misstatements related to the accounting of the deemed contribution in calculating the basic and diluted loss per share. As previously reported, the Company accounted for the difference of US$2,591 between the purchase price over the carrying value of Series B-1 preferred shares as deemed contribution from the Series B-1 preferred shareholders during the year ended December 31, 2015 and such deemed contribution was not accounted for in calculating the basic and diluted loss per share. The Company has revised the accounting treatment to account for the deemed contribution in calculating the basic and diluted loss per share.

The revision only has impact to the consolidated statements of comprehensive loss and is reflected in the following table:

	For the year ended December 31, 2015
Consolidated Statements of Comprehensive Loss	As Previously Reported	Revision	As Revised
	US$’000	US$’000	US$’000
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(44,388)	2,591	(41,797)

Net loss per share attributable to iClick Interactive Asia Group Limited
— Basic	(3.81)	0.23	(3.58)
— Diluted	(3.81)	0.23	(3.58)

(b)	Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2015 and 2016 are calculated as follows:

	For the years ended December 31,
	2015	2016
Numerator:
Net loss attributable to ordinary shareholders of the Company	(39,714)	(27,330)
Accretion of convertible redeemable preferred shares redemption value	(2,692)	(773)
Accretion to redeemable ordinary shares redemption value	(1,982)	(1,556)
Deemed contribution from Series B-1 preferred shareholders	2,591	—

Numerator of basic net loss per share	(41,797)	(29,659)

Denominator:
Denominator for basic and diluted net loss per share
— weighted average shares outstanding	11,661,049	13,151,063

Basic net loss per share	(3.58)	(2.26)
Diluted net loss per share	(3.58)	(2.26)

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22	Basic and diluted net loss per share (Continued)

(b)	Basic and diluted net loss per share (Continued)

The Company’s preferred shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the preferred shares in the computation of basic loss per share for the years ended December 31, 2015 and 2016.

The preferred shares, share options and preferred share warrants were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2015	2016
Preferred shares — weighted average (thousands)	8,458	8,469
Share options — weighted average (thousands)	1,194	1,091
Redeemable ordinary shares — weighted average (thousands)	742	742

23	Related party transactions

As of December 31, 2015 and 2016, the amount due to a related party was as follows:

	December 31,
	2015	2016
Amount due to a related party
Amount due to a director	46	—

The amount due to a director represents cash advances from a director which was unsecured, interest-free and is repayable on demand. The amount due to a director has been settled during the year ended December 31, 2016.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

24	Segment

The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single operating and reportable segment. Revenue generated for the respective countries are summarized as follows:

	For the years ended December 31,
	2015	2016
PRC	30,505	71,214
Hong Kong	34,442	22,766
Others	295	1,377

	65,242	95,357

The Group’s long-lived assets are located in the following countries:

	As of December 31,
	2015	2016
PRC	1,907	1,666
Hong Kong	985	637
Others	50	15

	2,942	2,318

25	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are two years or less. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were US$2,636,718 and US$3,024,404 for the years ended December 31, 2015 and 2016, respectively.

As of December 31, 2016, future minimum payments under non-cancellable operating leases for office rental consist of the following:

2017	2,065
2018	1,435

3,500

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

25	Commitments and contingencies (Continued)

(b)	Purchase commitments

As of December 31, 2015 and 2016, no purchase commitments were related to the purchase of space for its online marketing services.

(c)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2015 and 2016, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

26	Unaudited pro forma balance sheet and net loss per share

Upon the completion of a qualified initial public offering, the Series A, B, C, D and E preferred shares shall automatically be converted into ordinary shares. The unaudited pro-forma balance sheet as of December 31, 2016 assumes a qualified initial public offering has occurred and presents an adjusted financial position as if the conversion of all outstanding Series A, B, C, D and E preferred shares into ordinary shares at the conversion ratio as described in Note 16 to the consolidated financial statements occurred on December 31, 2016.

The unaudited pro-forma basic and diluted net loss per share reflecting the effect to conversion of all outstanding Series A, B, C, D and E preferred shares into ordinary shares into ordinary shares as if the conversion had occurred at the beginning of the year, or the date of issuance, whichever is later:

For the year ended December 31, 2016
Numerator:
Net loss attributable to iClick Interactive Asia Group Limited	(29,659)
Accretion to convertible redeemable shares redemption value	773
Accretion to redeemable ordinary shares redemption value	1,556
Fair value gain in derivatives liabilities	(3,995)

Numerator for pro-forma basic and diluted net loss per share	(31,325)

Denominator:
Weighted average number of ordinary shares outstanding	13,151,063
Pro-forma effect of the conversion of Series A preferred shares	2,493,018
Pro-forma effect of the conversion of Series B preferred shares	1,599,186
Pro-forma effect of the conversion of Series C preferred shares	1,889,249
Pro-forma effect of the conversion of Series D preferred shares	2,476,190
Pro-forma effect of the conversion of Series E preferred shares	1,068,114
Pro-forma effect of redeemable ordinary shares	742,320

Denominator for pro-forma basic and diluted net loss per share	23,419,140

Pro-forma net loss per share:
Basic	(1.34)
Diluted	(1.34)

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

26	Unaudited pro forma balance sheet and net loss per share (Continued)

The potentially dilutive securities that were not included in the calculation of above pro-forma dilutive net loss per share in the period presented where their inclusion would be anti-dilutive include options to purchase ordinary shares of 1,091,088, for the year ended December 31, 2016 on a weighted average basis.

27	Subsequent events

The Group evaluated subsequent events through May 18, 2017, the date on which these financial statements were issued.

28	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary and the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiary and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiary and the VIE to satisfy any obligations of the Company.

As of December 31, 2015 and 2016, the total restricted net assets of the Company’s subsidiaries, OptAim VIE and its subsidiary incorporated in PRC and subjected to restriction amounted to approximately US$3,714 and US$4,297, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above and the amounts classified as restricted cash of US$1,000 and US$5,234 as of December 31, 2015 and 2016, respectively, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIEs and VIE subsidiaries to satisfy any obligations of the Company.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and VIEs” and “Accumulated losses in excess of investment in subsidiaries and VIEs.” The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.

The Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2015 and 2016, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Inter-company charges, share-based compensation and other miscellaneous expenses for the years ended December 31, 2015 and 2016, which were previously recognized at the parent company level, had been pushed down to the WFOE/VIE level given the majority of services were provided to the WFOE/VIE entities.

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

	As of December 31,
	2015	2016
Assets
Current assets
Cash and cash equivalents	56	12,005
Amounts due from subsidiaries and VIEs	39,284	47,006
Other assets	13	15

Total current assets	39,353	59,026

Non-current asset
Investments in subsidiaries and VIEs	55,011	45,050

Total assets	94,364	104,076

Liabilities, mezzanine equity and shareholders’ deficit

Current liabilities
Accrued liabilities and other current liabilities	1,124	1,012
Derivative liabilities	63,724	60,525
Amounts due to subsidiaries and VIEs	2,235	2,109

Total current liabilities	67,083	63,646

Non-current liabilities
Derivative liabilities	—	359

Total non-current liabilities	—	359

Total liabilities	67,083	64,005

Commitments and contingencies	—	—

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

	2015	2016
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.001 par value; 2,500,000 shares authorized as of December 31, 2015 and 2016, respectively; 2,476,190 shares issued and outstanding as of December 31, 2015 and 2016, respectively; redemption amount of US$7,393 and US$6,737 as of December 31, 2015 and 2016, respectively)	5,487	5,597
Series B convertible redeemable preferred shares (US$0.001 par value; 3,000,000 shares authorized as of December 31, 2015 and 2016, respectively; 1,889,249 shares issued and outstanding as of December 31, 2015 and 2016, respectively; redemption amount of US$14,441 and US$14,625 as of December 31, 2015 and 2016, respectively)	9,145	9,807
Series C convertible redeemable preferred shares (US$0.001 par value; 1,650,000 shares authorized as of December 31, 2015 and 2016, respectively; 1,599,186 shares issued and outstanding as of December 31, 2015 and 2016, respectively; redemption amount of US$20,636 and US$22,288 as of December 31, 2015 and 2016, respectively)	10,733	10,733
Series D convertible redeemable preferred shares (US$0.001 par value; 4,500,000 shares authorized as of December 31, 2015 and 2016, respectively; 2,493,018 shares issued and outstanding as of December 31, 2015 and 2016, respectively; redemption amount of US$55,944 and US$58,874 as of December 31, 2015 and 2016, respectively)	43,956	43,956
Series E convertible redeemable preferred shares (US$0.001 par value; 1,200,000 shares authorized as of December 31, 2016; 1,068,114 shares issued and outstanding as of December 31, 2016; redemption amount of US$20,000 as of December 31, 2016)	—	18,845
Redeemable ordinary shares (US$0.001 par value; 742,320 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	13,889	15,445

Total mezzanine equity	83,210	104,383

Shareholders’ deficit
Ordinary shares	13	14
Treasury shares	(9,783)	(2,468)
Other shareholders’ deficit	(46,159)	(61,858)

Total shareholders’ deficit	(55,929)	(64,312)

Total liabilities, mezzanine equity and shareholders’ deficit	94,364	104,076

iCLICK INTERACTIVE ASIA GROUP LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2016

(US$’000, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2015	2016
Operating expenses
General and administrative expenses	(7,455)	(21,655)

Total operating expenses	(7,455)	(21,655)

Operating loss
Other gains, net	101	145
Fair value (loss)/gain on derivative liabilities	(19,390)	3,995

Loss from subsidiaries and VIEs	(12,970)	(9,815)

Loss before income tax expense	(39,714)	(27,330)
Income tax expense	—	—

Net loss	(39,714)	(27,330)

Accretion to convertible redeemable preferred shares redemption value	(2,692)	(773)
Accretion to redeemable ordinary shares redemption value	(1,982)	(1,556)

Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(44,388)	(29,659)

Net loss	(39,714)	(27,330)
Other comprehensive loss:
Foreign currency translation adjustment, net of tax	(129)	(139)

Comprehensive loss attributable to iClick Interactive Asia Group Limited	(39,843)	(27,469)

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2016

	For the year ended December 31,
	2015	2016
Net cash used in operating activities	(86,738)	(8,083)
Net cash from financing activities	2,494	20,171

Net (decrease)/increase in cash and cash equivalents	(84,244)	12,088

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND SEPTEMBER 30, 2017

(US$’000, except share data and per share data, or otherwise noted)

	Note	December 31, 2016	September 30, 2017	September 30, 2017 Pro-forma (Note 22) (Unaudited)
Assets
Current assets
Cash and cash equivalents	4	27,280	21,873	21,873
Restricted cash	5	5,234	—	—
Accounts receivable, net of allowance for doubtful receivables of US$1,693 and US$602 as of December 31, 2016 and September 30, 2017, respectively	6	30,694	29,742	29,742
Rebates receivable		2,250	1,055	1,055
Prepaid media costs		34,409	33,574	33,574
Other assets	7	3,055	3,921	3,921
Income tax receivable		47	3	3

Total current assets		102,969	90,168	90,168

Non-current assets
Deferred tax assets	19	682	969	969
Property and equipment, net	8	2,318	1,479	1,479
Intangible assets, net	9	14,804	11,635	11,635
Goodwill	10	48,496	48,496	48,496
Other assets	7	371	294	294

Total non-current assets		66,671	62,873	62,873

Total assets		169,640	153,041	153,041

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2016 AND SEPTEMBER 30, 2017

(US$’000, except share data and per share data, or otherwise noted)

	Note	December 31, 2016	September 30, 2017	September 30, 2017 Pro-forma (Note 22) (Unaudited)
Liabilities, mezzanine equity and shareholders’ deficit
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiary without recourse to the Company of US$28 and US$29 as of December 31, 2016 and September 30, 2017, respectively)		9,189	3,118	3,118
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiary without recourse to the Company of US$11,878 and US$8,593 as December 31, 2016 and September 30, 2017, respectively)	11	25,697	29,876	29,876
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiary without recourse to the Company of US$404 and US$331 as of December 31, 2016 and September 30, 2017, respectively)	12	15,091	10,802	10,802
Derivative liabilities	14	60,525	67,655	—
Bank borrowings	13	12,982	7,845	7,845
Income tax payable		2,021	3,031	3,031

Total current liabilities		125,505	122,327	54,672

Non-current liabilities
Deferred tax liabilities	19	3,705	3,418	3,418
Derivative liabilities	14	359	285	—

Total non-current liabilities		4,064	3,703	3,418

Total liabilities		129,569	126,030	58,090

Commitments and contingencies	21

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2016 AND SEPTEMBER 30, 2017

(US$’000, except share data and per share data, or otherwise noted)

	Note	December 31, 2016	September 30, 2017	September 30, 2017 Pro-forma (Note 22) (Unaudited)
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.001 par value; 2,500,000 shares authorized as of December 31, 2016 and September 30, 2017; 2,476,190 shares issued and outstanding as of December 31, 2016 and September 30, 2017; redemption amount of US$6,737 and US$7,234 as of December 31, 2016 and September 30, 2017, respectively)	14	5,597	5,683	—
Series B convertible redeemable preferred shares (US$0.001 par value; 3,000,000 shares authorized as of December 31, 2016 and September 30, 2017; 1,889,249 shares issued and outstanding as of December 31, 2016 and September 30, 2017; redemption amount of US$14,625 and US$15,055 as of December 31, 2016 and September 30, 2017, respectively)	14	9,807	10,326	—
Series C convertible redeemable preferred shares (US$0.001 par value; 1,650,000 shares authorized as of December 31, 2016 and September 30, 2017; 1,599,186 shares issued and outstanding as of December 31, 2016 and September 30, 2017; redemption amount of US$22,288 and US$23,614 as of December 31, 2016 and September 30, 2017, respectively)	14	10,733	10,733	—
Series D convertible redeemable preferred shares (US$0.001 par value; 4,500,000 shares authorized as of December 31, 2016 and September 30, 2017; 2,493,018 shares issued and outstanding as of December 31, 2016 and September 30, 2017; redemption amount of US$60,852 and US$64,815 as of December 31, 2016 and September 30, 2017, respectively)	14	43,956	43,956	—
Series E convertible redeemable preferred shares (US$0.001 par value; 1,200,000 shares authorized as of December 31, 2016 and September 30, 2017; 1,068,114 shares issued and outstanding as of December 31, 2016 and September 30, 2017; redemption amount of US$20,000 and US$29,059 as of December 31, 2016 and September 30, 2017, respectively)	14	18,845	18,845	—
Redeemable ordinary shares (US$0.001 par value; 742,320 shares issued and outstanding as of December 31, 2016 and September 30, 2017)	15	15,445	16,724	—

Total mezzanine equity		104,383	106,267	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2016 AND SEPTEMBER 30, 2017

(US$’000, except share data and per share data, or otherwise noted)

	Note	December 31, 2016	September 30, 2017	September 30, 2017 Pro-forma (Note 22) (Unaudited)
Shareholders’ (deficit)/equity
Ordinary shares (US$0.001 par value; 37,150,000 shares as of December 31, 2016 and September 30, 2017; 13,609,208 and 13,633,106 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	16	14	14	24
Treasury shares (2,149,280 and 2,125,382 shares as of December 31, 2016 and September 30, 2017, respectively)	16	(2,468)	(2,121)	(2,121)
Additional paid-in capital		65,687	66,349	240,546
Statutory reserves		81	81	81
Accumulated other comprehensive losses		(3,241)	(3,310)	(3,310)
Accumulated deficit		(124,385)	(140,269)	(140,269)

Total shareholders’ (deficit)/equity		(64,312)	(79,256)	94,951

Total liabilities, mezzanine equity and shareholders’ equity		169,640	153,041	153,041

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

	Note	September 30, 2016	September 30, 2017
Net revenues		69,973	85,497
Cost of revenues		(44,847)	(65,688)

Gross profit		25,126	19,809
Operating expenses
Research and development expenses		(6,480)	(4,578)
Sales and marketing expenses		(20,733)	(17,648)
General and administrative expenses		(7,165)	(6,927)

Total operating expenses		(34,378)	(29,153)
Operating loss		(9,252)	(9,344)
Interest expense		(489)	(421)
Other (losses)/gains, net	18	(377)	1,436
Fair value gains/(losses) on derivative liabilities		1,497	(7,056)

Loss before income tax expense		(8,621)	(15,385)
Income tax benefit/(expense)	19	240	(499)

Net loss		(8,381)	(15,884)

Accretion to convertible redeemable preferred shares redemption value		(575)	(605)
Accretion to redeemable ordinary shares redemption value		(1,151)	(1,279)

Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders		(10,107)	(17,768)

Net loss		(8,381)	(15,884)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax		(225)	(69)

Comprehensive loss attributable to iClick Interactive Asia Group Limited		(8,606)	(15,953)

Net loss per share attributable to iClick Interactive Asia Group Limited
— Basic	20	(0.77)	(1.30)
— Diluted	20	(0.77)	(1.30)
Weighted average number of ordinary shares used in per share calculation:
— Basic	20	13,140,775	13,622,172
— Diluted	20	13,140,775	13,622,172

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

	Ordinary shares		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive losses	Total shareholders’ deficit
Balance as of January 1, 2016	13,104,300	13	2,654,188	(9,783)	53,917	(97,055)	81	(3,102)	(55,929)
Reissuance of treasury shares upon exercise of employee share options	59,135	—	(59,135)	857	(730)	—	—	—	127
Share-based compensation expense	—	—	—	—	2,786	—	—	—	2,786
Preferred shares accretion	—	—	—	—	(575)	—	—	—	(575)
Redeemable ordinary shares accretion	—	—	—	—	(1,151)	—	—	—	(1,151)
Net loss for the period	—	—	—	—	—	(8,381)	—	—	(8,381)
Foreign currency translation	—	—	—	—	—	—	—	(225)	(225)

Balance as of September 30, 2016	13,163,435	13	2,595,053	(8,926)	54,247	(105,436)	81	(3,327)	(63,348)

Balance as of January 1, 2017	13,609,208	14	2,149,280	(2,468)	65,687	(124,385)	81	(3,241)	(64,312)
Reissuance of treasury shares upon exercise of employee share options	23,898	—	(23,898)	347	(295)	—	—	—	52
Share-based compensation expense	—	—	—	—	2,841	—	—	—	2,841
Preferred shares accretion	—	—	—	—	(605)	—	—	—	(605)
Redeemable ordinary shares accretion	—	—	—	—	(1,279)	—	—	—	(1,279)
Net loss for the period	—	—	—	—	—	(15,884)	—	—	(15,884)
Foreign currency translation	—	—	—	—	—	—	—	(69)	(69)

Balance as of September 30, 2017	13,633,106	14	2,125,382	(2,121)	66,349	(140,269)	81	(3,310)	(79,256)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

(US$’000, except share data and per share data, or otherwise noted)

	For the nine months ended September 30,
	2016	2017
Cash flows from operating activities
Net loss	(8,381)	(15,884)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of property and equipment	1,094	1,042
Amortization of intangible assets	3,214	3,170
Allowance for doubtful accounts	—	39
Recoveries of doubtful accounts previously provided for	—	(40)
Share-based compensation	2,786	2,841
Fair value (gains)/losses on derivative liabilities	(1,497)	7,056
Deferred tax	(786)	(572)
Changes in operating assets and liabilities, net
Accounts receivable	(3,291)	953
Prepayments and other assets	(927)	(788)
Accrued liabilities and other current liabilities	(588)	(4,289)
Deferred revenue	7,870	4,179
Rebates receivables	2,109	1,195
Prepaid media costs	(203)	835
Accounts payable	(1,592)	(6,070)
Income tax payable	491	1,053

Net cash provided by/(used in) operating activities	299	(5,280)

Cash flows from investing activities
Purchase of property and equipment	(872)	(147)
Proceeds from disposal of property and equipment	—	8
Purchase of intangible assets	(4)	—
Decrease in short-term investments	1,552	—
(Increase)/decrease in restricted cash	(4,169)	5,234

Net cash (used in)/provided by investing activities	(3,493)	5,095

Cash flows from financing activities
Proceeds from exercise of share options	128	53
Proceeds from bank borrowings	6,810	—
Repayments of bank borrowings	(1,800)	(5,137)
Repayment of amounts due to related parties	(46)	—

Net cash provided by/(used in) financing activities	5,092	(5,084)

Net increase/ (decrease) in cash and cash equivalents	1,898	(5,269)
Cash and cash equivalents at the beginning of period	10,395	27,280
Effect on exchange rate changes on cash and cash equivalents	(187)	(138)

Cash and cash equivalents at the end of period	12,106	21,873

Supplemental disclosure of cash flow information:
Interests paid	(489)	(421)
Cash paid for income taxes	(26)	(16)
Accretion to Series A preferred shares redemption value	82	86
Accretion to Series B preferred shares redemption value	493	519
Accretion to redeemable ordinary shares redemption value	1,151	1,279

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities

(a)	Organization and nature of operation

iClick Interactive Asia Group Limited (the “Company”) and its subsidiaries are collectively referred to as the Group. The Company was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Group is principally engaged in the provision of online marketing services. The Group’s principal operations and geographic market are in Greater China and have offices in Hong Kong, the People’s Republic of China (the “PRC”). There are also sales teams in Singapore and the United Kingdom.

In January 2009, the business of the Group was established in Hong Kong with a primary focus on search engine marketing and optimization. The Group formed the research and development team in Hong Kong to design and build the Group’s proprietary platform for online marketing. The Group’s platform is a cross-channel, cross-device and cross-geography programmatic digital marketing platform that addresses comprehensively the needs of advertisers who want to acquire and retain online customers in Greater China. The platform also enables marketers to combine performance-based marketing and brand awareness building through its dynamic retargeting technology. Key functions include aggregating the right media source for maximizing inventory reach; audience builder for producing effective targeting solutions through data crunching and machine learning; programmatic optimization to dynamically enhance campaign performance; and data analysis and reporting for cross-channel budget allocation optimization.

The Group established an office in Beijing and Shanghai, respectively, in 2010 and in the same year the Group opened a research and development center in Beijing for the development of optimization algorithms to step up the Group’s efforts in cross-platform optimization. This facility was further expanded in 2011. The Group added an office in Shenzhen in early 2011 and further expanded into Southeast Asia when the Group set up operations in Singapore and Taiwan in that year. The Group also has sales representatives in the United Kingdom.

In November 2014, the Company entered into a sale and purchase agreement (“SPA”) with Buzzinate Company Limited (“Buzzinate”) and its shareholders and acquired 33.3% equity interest in Buzzinate as the first tranche, at a cash consideration of US$750. In the SPA, the Company has also agreed to purchase up to 57.1% equity interests in Buzzinate in stages from April 2015 to April 2016, with an option exercisable by the Company to accelerate the purchase of up to 57.1% equity interests in Buzzinate. In February 2015, the Company exercised such option and purchased up to 57.1% equity interest, and at the same time purchased the remaining 42.9% equity interest in Buzzinate by issuing 142,151 shares of the Company. As a result, Buzzinate became a wholly owned subsidiary of the Company since February 2015.

In July 2015, the Company, entered into a SPA with OptAim Limited (“OptAim”) and its shareholders where the Company agreed to subscribe for the entire equity interests in OptAim, with certain operations of OptAim conducted through VIE arrangements. Upon completion of this transaction, OptAim and its subsidiaries become wholly-owned subsidiaries of the Company.

As of December 31, 2016 and September 30, 2017, the Group had net current liabilities of US$22,536, and US$32,159, total shareholders’ deficit of US$64,312 and US$79,256 and accumulated deficit of US$124,385 and US$140,269. During the nine months ended September 30, 2016 and 2017, the Group incurred a net loss of US$8,381 and US$15,884 and a net operating cash inflow/(outflow) of US$299 and US$(5,280). In December 2016, the Company entered into an agreement to issue Series E preferred shares for a total cash consideration of US$20,000 and management considered such additional funding to enable

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(a)	Organization and nature of operation (Continued)

the Company to operate without significant curtailment of its operation and to meet its financial obligations as and when they fall due. Accordingly, the management is of the opinion that the financial statements have been prepared on a going concern basis.

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs and the VIE’s subsidiary (defined in Note 1(b)) as follows:

Name	Relationship	% of direct or indirect economic ownership	Date of incorporation	Place of incorporation/ establishment	Principal activities
Digital Marketing Group Limited	Subsidiary	100%	October 2006	Hong Kong	Dormant

Tetris Media Limited	Subsidiary	100%	July 2007	Hong Kong	Internet marketing services and solutions

iClick Interactive Asia Limited	Subsidiary	100%	December 2008	Hong Kong	Internet marketing services and solutions

Optimix Media Asia Limited	Subsidiary	100%	March 2009	Hong Kong	Investment holding

China Search (Asia) Limited	Subsidiary	100%	September 2010	Hong Kong	Internet marketing services and solutions

Diablo Holdings Corporation	Subsidiary	100%	August 2010	British Virgin Islands (“BVI”)	Investment holding

Harmattan Capital Holdings Corporation	Subsidiary	100%	August 2010	BVI	Investment holding

iClick Interactive (Singapore) Pte. Ltd.	Subsidiary	100%	January 2011	Singapore	Internet marketing services and solutions

iClick Interactive (Beijing) Advertisement Co., Ltd.	Subsidiary	100%	January 2011	The PRC	Internet marketing services and solutions

Search Asia Technology (Shenzhen) Co., Ltd.	Subsidiary	100%	January 2011	The PRC	Internet marketing services and solutions

i-Click Interactive Taiwan Limited Taiwan Branch	Subsidiary’s branch	100%	September 2011	Taiwan	Internet marketing services and solutions

Performance Media Group Limited	Subsidiary	100%	January 2013	Hong Kong	Internet marketing services and solutions

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(a)	Organization and nature of operation (Continued)

Name	Relationship	% of direct or indirect economic ownership	Date of incorporation	Place of incorporation/ establishment	Principal activities
Tetris Media (Shanghai) Co., Ltd.	Subsidiary	100%	July 2013	The PRC	Internet marketing services and solutions
Buzzinate Company Limited	Subsidiary	100%	March 2009	Hong Kong	Technology development
Buzzinate (Shanghai) Information Technology Co., Ltd.	Subsidiary	100%	July 2009	The PRC	Technology development service
OptAim Limited	Subsidiary	100%	July 2014	Cayman Islands	Investment holding
OptAim (HK) Limited	Subsidiary	100%	July 2014	Hong Kong	Investment holding
OptAim (Beijing) Information Technology Co., Ltd.	Subsidiary	100%	November 2014	The PRC	Internet marketing services and solutions
Beijing OptAim Network Technology Co., Ltd.	VIE	100%	September 2012	The PRC	Internet marketing services and solutions
Zhiyunzhong (Shanghai) Technology Co., Ltd.	VIE’s subsidiary	100%	September 2014	The PRC	Internet marketing services and solutions
Arda Holdings Limited	VIE	100%	May 2010	BVI	To hold treasury shares

(b)	Consolidated VIE and VIE’s subsidiary

When the Company acquired OptAim WFOE in July 2015, OptAim WFOE is considered as a foreign invested enterprise and any foreign ownership in advertising business was subject to certain restrictions under the PRC laws and regulations at that time. To comply with the then-effective PRC laws and regulations, certain of the Group’s operations are conducted through Beijing OptAim Network Technology Co., Ltd. (“Beijing OptAim”) and Zhiyun Zhong (Shanghai) Technology Co., Ltd. (“Shanghai OptAim”) (or “OptAim VIE”). OptAim (Beijing) Information Technology Co., Ltd, (“OptAim WFOE”), a wholly-owned subsidiary of the Company, or a wholly foreign owned enterprise (“WFOE”) of the Company entered into a series of contractual agreements among Beijing OptAim and Beijing OptAim’s legal shareholders.

OptAim VIE

The Company’s relationships with Beijing OptAim and its shareholders are governed by the following contractual arrangements:

•	Cooperative Agreement

Under the cooperative agreement between OptAim WFOE, Beijing OptAim and Shanghai OptAim, OptAim WFOE has the exclusive right to provide to Beijing OptAim and Shanghai OptAim, among

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiary (Continued)
•	Cooperative Agreement (Continued)

others, technical consulting, technical support, business consulting, and appointment and dismissal of employees. OptAim WFOE will collect a fee from Beijing OptAim and Shanghai OptAim to be determined at the sole discretion of OptAim WFOE. The term of this agreement will not expire unless OptAim WFOE provides prior written notice to Beijing OptAim and Shanghai OptAim. There was no service fee paid and payable from Beijing OptAim and Shanghai OptAim to OptAim WFOE for the years ended December 31, 2015 and 2016 as Beijing OptAim and Shanghai OptAim, in aggregated, have been incurring losses.

•	Purchase Option Agreement

The parties to the purchase option agreement are OptAim WFOE, Beijing OptAim and each of the shareholders of Beijing OptAim. Under the purchase option agreement, each of the shareholder of Beijing OptAim irrevocably granted OptAim WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of its equity interests in Beijing OptAim. OptAim WFOE or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without OptAim WFOE’s prior written consent, Beijing OptAim’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing OptAim. The agreement will not expire until all shares of Beijing OptAim are transferred to OptAim WFOE or its designated representative(s).

•	Power of Attorney

Pursuant to the irrevocable power of attorney executed by the shareholders of Beijing OptAim, Beijing OptAim appointed OptAim WFOE as its attorney-in-fact to exercise all shareholders’ rights in Beijing OptAim, including, without limitation, the power to vote on all matters of Beijing OptAim requiring shareholder approval under PRC laws and regulations and the articles of association of Beijing OptAim. The power of attorney will remain in force until OptAim WFOE provides prior written notice to Beijing OptAim.

•	Pledge Agreement

Pursuant to the pledge agreement between OptAim WFOE and the shareholders of Beijing OptAim, the shareholders of Beijing OptAim have pledged all of their equity interests in Beijing OptAim to OptAim WFOE to guarantee the performance by Beijing OptAim under the cooperative agreement, purchase option agreement, and powers of attorney. If Beijing OptAim and/or its shareholders breach their contractual obligations under those agreements, OptAim WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Under the pledge agreement, the shareholders of Beijing OptAim are not able to provide any other guarantee by pledging the shares of Beijing OptAim, transfer or sell their pledged shares to other individual, change share capital of Beijing OptAim or transfer or sell the assets out of Beijing OptAim.

The shareholders of Beijing OptAim are in the process of registering the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiary (Continued)

•	Pledge Agreement (Continued)

Through the aforementioned contractual agreements, OptAim VIE are considered VIE in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”) because the Company, through OptAim WFOE, has the ability to:

•	exercise effective control over OptAim VIE whereby having the power to direct OptAim VIE’s activities that most significantly drive the economic results of OptAim VIE;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the OptAim VIE as if it was their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in OptAim VIE.

Management evaluated the relationships among the Company, OptAim WFOE and OptAim VIE, and concluded that OptAim WFOE is the primary beneficiary of the VIEs. As a result, OptAim VIE’s results of operations, assets and liabilities have been included in the Group’s unaudited interim condensed consolidated financial statements.

As of December 31, 2016 and September 30, 2017, the total assets of OptAim VIE and its subsidiary were US$27,135 and US$6,149, respectively, mainly comprising cash and cash equivalents, accounts receivable, prepayments and other current assets, property and equipment. As of December 31, 2016 and September 30, 2017, the total liabilities of the OptAim VIE and its subsidiary were US$12,310 and US$8,953 respectively, mainly comprising deferred revenue, accrued liabilities and other current liabilities.

In accordance with the aforementioned agreements, the Company has power to direct activities of the OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore the Company considers that there is no asset in OptAim VIE that can be used only to settle obligations of the OptAim VIE, except for registered capital and PRC statutory reserves of the OptAim VIE amounting to US$2,081, respectively, as of December 31, 2016 and September 30, 2017. As the OptAim VIE and its subsidiary were incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the OptAim VIE. Currently there is no contractual arrangement that could require the Company to provide additional financial support to OptAim VIE.

As the Company is conducting its PRC online marketing services business through OptAim VIE, the Company will, if needed, provide such support on a discretion basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

The Group believes that the contractual arrangements among its shareholders and OptAim WFOE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of OptAim VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the OptAim VIE also depends on the power of attorney and the effect of the share pledge under the Pledge Agreement and OptAim WFOE has to vote on all matters requiring

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Consolidated VIE and VIE’s subsidiary (Continued)

•	Pledge Agreement (Continued)

shareholder approval in OptAim VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

2	Principal accounting policies

(a)	Basis of presentation and use of estimates

The unaudited interim condensed consolidated financial statements have been prepared in accordance with the US GAAP. Significant accounting policies followed by the Company in the preparation of the accompanying unaudited interim condensed consolidated financial statements are summarized below.

The preparation of the Group’s unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

The Company believes that revenue recognition, consolidation of VIE, determination of share-based compensation, measurement of redemption value of redeemable preferred shares and impairment assessment of long-lived assets and intangible assets that reflect more significant judgments and estimates used in the preparation of its unaudited interim condensed consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the unaudited interim condensed consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(b)	Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenues based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, which defers by one year ASU 2014-09’s effective date. The amendment will be effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Early adoption is permitted only for annual and interim periods beginning after December 15, 2016.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(b)	Recently issued accounting pronouncements (Continued)

with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017.

The Company will apply the new revenue standard beginning January 1, 2018 and will not early adopt. The Company will set up an implementation team to analyze each of the Group’s revenue stream in accordance with the new revenue standard to determine the impact on the Company’s condensed consolidated financial statements. The Company plans to continue the evaluation, analysis and documentation of its adoption of ASU 2014-9 (including those subsequently issued updates that clarify its provisions) throughout 2017 as the Company works towards the implementation and finalizes its determination of the impact that the adoption will have on its condensed consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

The ASU will be effective for periods beginning after December 15, 2016, for public companies. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted ASU 2015-02 on January 1, 2017, and the adoption did not have a material impact on the condensed consolidated financial statements and the related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for publicly-traded companies for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company adopted ASU 2015-17 on January 1, 2017, and the impact of the adoption did not have a material impact on the condensed consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases.

For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its condensed consolidated financial statements.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(b)	Recently issued accounting pronouncements (Continued)

On August 6, 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows — Classification of Certain Cash Receipts and Payments.” The ASU provides guidance on the classification of certain cash receipts and payments including debt prepayment or debt issuance costs and cash payments for contingent considerations. The ASU also provides clarification on the application of the predominance principle outlined in ASC 230. The effective date for public entities will be annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this standard will have on its condensed consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. ASU 2016-16 is effective for fiscal years and interim periods within those years beginning after December 31, 2018. The Company does not expect ASU 2016-16 to have a material impact to the Company’s condensed consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which revises the definition of a business. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. To be a business without outputs, there will now need to be an organized workforce. ASU 2017-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. The Company currently does not expect ASU 2017-01 to have a material impact to the Company’s condensed consolidated financial statements, but will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets of businesses.

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. The ASU will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company adopted ASU 2016-09 on January 1, 2017 and the adoption did not have a material impact on the condensed consolidated financial statements and the related disclosures.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires entities to include restricted cash and restricted cash equivalents in the cash and cash equivalent balances in the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of the adoption on its condensed consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(b)	Recently issued accounting pronouncements (Continued)

basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its condensed consolidated financial statements.

3	Certain risks and concentration

(a)	PRC regulations

The Chinese market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to engage in online marketing businesses through contractual arrangements in the PRC since the internet and marketing services industries remain regulated. The Company conducts certain of its operations in China through its variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIE. The Company believes that the structure for operating its business in China (including the ownership structure and the contractual arrangements with the consolidated VIE is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, the Company cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the online marketing business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses of such entities;

•	discontinuing or restricting the conduct of any transactions between the Company’s PRC subsidiaries and the OptAim VIE;

•	imposing fines, confiscating the income of the OptAim VIE or the Company’s PRC subsidiaries, or imposing other requirements with which the Company or its PRC subsidiaries and consolidated VIEs may not be able to comply;

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

•	requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with OptAim VIE and deregistering the equity pledges of OptAim VIE, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over OptAim VIE; or

•	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in China.

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations. Nevertheless, the laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. To the extent any current or future business of OptAim VIE can be directly operated by the Company’s wholly owned subsidiaries under PRC law, the Company is in the process of transferring such business to the Company’s wholly owned subsidiaries. The Company expects that by the end of 2018, OptAim WFOE will replace OptAim VIE and its subsidiary as contracting party for their businesses that are operated by OptAim VIE and its subsidiary.

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangement, and as a result the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens.

The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities under the Draft FIE Law if it becomes effective, that the Company’s operation of certain of its operations and businesses through VIE violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Company to take various actions as discussed in the paragraph above. The Group’s

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

management considers the possibility of such a finding by PRC regulatory authorities under the Draft VIE law, if it becomes effective, to be remote.

OptAim VIE holds assets that are important to the operation of the Group’s business, including patents for proprietary technology and trademarks. If OptAim VIE falls into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct major part of its business activities in China, which could have a material adverse effect on the Group’s future financial position, results of operations or cash flows. However, the Group believes this is a normal business risk many companies face. The Group will continue to closely monitor the financial conditions of OptAim VIE.

OptAim VIE’s assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and self-developed computer software which are recognized in the Company’s unaudited interim condensed consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of OptAim VIE as it did not meet the recognition criteria set in ASC 350-30-25.

The following financial information of the OptAim VIE and its subsidiary excluding the intercompany items with the Company’s subsidiaries was included in the accompanying financial statements as of December 31, 2016 and September 30, 2017 and for the nine months ended September 30, 2016 and 2017:

	December 31, 2016	September 30, 2017
Assets
Current assets
Cash and cash equivalents	1,046	22
Accounts receivable, net	8,129	5,474
Other current assets	17,761	471

Total current assets	26,936	5,967

Non-current assets
Property and equipment, net	36	19
Other non-current assets	163	163

Total non-current assets	199	182

Total assets	27,135	6,149

Liabilities
Current liabilities
Accounts payable	28	29
Deferred revenue	11,878	8,593
Accrued liabilities and other current liabilities	404	331

Total current liabilities	12,310	8,953

Total liabilities	12,310	8,953

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

	For the nine months ended
	September 30, 2016	September 30, 2017
Net revenues	33,686	22,443
Net (loss)/profit	(1,252)	907

	For the nine months ended
	September 30, 2016	September 30, 2017
Net cash provided by/(used in) operating activities	68	(1,024)

Net increase/(decrease) in cash and cash equivalents	68	(1,024)

Assets and liabilities of non-US$ functional currency entities are translated into US$ using the applicable exchange rates at the balance sheet date. Items in the statements of comprehensive loss are translated into US$ using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income on the unaudited interim condensed consolidated statements of shareholders’ deficit.

Certain of the Group’s operating activities are transacted in Renminbi (“RMB”), which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

The revenues and expenses of the Group’s subsidiaries and the VIE in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies, and remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Certain of the Group’s operating activities are transacted in Hong Kong Dollars (“HK$”). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

(b)	Fair value measurement

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(b)	Fair value measurement (Continued)

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The estimated fair values of the Company’s financial assets and liabilities classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Fair value measurements using
	Total fair value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of December 31, 2016
Cash and cash equivalents	27,280	27,280	—	—
Restricted cash	5,234	5,234	—	—
Bank borrowings	12,982	—	12,982	—
Derivative liabilities	60,525	—	—	60,525
As of September 30, 2017
Cash and cash equivalents	21,873	21,873	—	—
Restricted cash	—	—	—	—
Bank borrowings	7,845	—	7,845	—
Derivative liabilities	67,655	—	—	67,655

(c)	Concentration risk

(i)	Concentration of revenues

For the nine months ended September 30, 2017, an individual customer accounted for 11% of the net revenues. For the nine months ended September 30, 2016 two individual customers accounted for 15% and 12% of the net revenues, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(c)	Concentration risk (Continued)

(ii)	Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

No individual customer accounted for more than 10% of the consolidated accounts receivable as of December 31, 2016 and September 30, 2017. The top 10 accounts receivable accounted for 38% and 37% of the consolidated accounts receivable as of December 31, 2016 and September 30, 2017, respectively.

(iii)	Credit risk

As of December 31, 2016 and September 30, 2017, substantially all of the Group’s cash and cash equivalents were placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents during the nine months ended September 30, 2016 and 2017 and believes that its credit risk to be minimal.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2016 and September 30, 2017 primarily consist of the following currencies:

	December 31, 2016		September 30, 2017
	Amount	US$’000 equivalent	Amount	US$’000 equivalent
RMB	67,697	9,771	39,829	6,056
HK$	15,666	2,019	49,744	6,410
US$	15,064	15,064	8,719	8,719
SGD	235	165	407	301
TWD	2,855	88	6,137	206
Euro (“EUR”)	125	133	106	126
Others	292	40	67	55

		27,280		21,873

5	Restricted cash

The Group’s restricted cash amounting to US$5,234 as of December 31, 2016 represented balance held in a restricted bank account pursuant to certain short term loan agreements (see Note 13 for details). The restricted cash is held in US$ and carries fixed interest at the rate of 0.55% and 0.05% per annum as of December 31, 2016. There was no restricted cash as of September 30. 2017.

6	Accounts receivable, net

	December 31, 2016	September 30, 2017
Accounts receivable, gross	32,387	30,344
Less: allowance for doubtful accounts	(1,693)	(602)

Accounts receivable, net	30,694	29,742

The following table presents the movement in the allowance for doubtful accounts:

	For the nine months ended September 30,
	2016	2017
Balance at the beginning of period	1,733	1,693
Additions for the period	—	39
Recoveries	—	(40)
Accounts receivable written off	—	(1,090)
Exchange differences	(33)	—

Balance at the end of period	1,700	602

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

7	Other assets

The other assets consist of the following:

	December 31, 2016	September 30, 2017
Current
Deposits	2,202	2,228
Prepayments	417	502
Deferred offering costs	—	628
VAT receivable	372	—
Others	64	563

	3,055	3,921

Non-current
Prepayment for acquisition of fixed assets and intangible assets	122	56
Rental deposits	249	238

	371	294

8	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2016	September 30, 2017
Cost:
Office equipment	4,629	4,657
Leasehold improvements	1,653	1,763
Furniture and fixtures	747	747

Total cost	7,029	7,167
Less: Accumulated depreciation	(4,519)	(5,559)
Exchange differences	(192)	(129)

Property and equipment, net	2,318	1,479

Depreciation expense recognized for the nine months ended September 30, 2016 and 2017 are summarized as follows:

	For the nine months ended September 30,
	2016	2017
Cost of revenues	8	6
Research and development	153	81
Sales and marketing expenses	655	484
General and administrative expenses	278	471

	1,094	1,042

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

9	Intangible assets, net

Intangible assets consist of the following:

	December 31, 2016	September 30, 2017
Cost:
Computer software	21,576	21,573
Less: Accumulated amortization	(6,773)	(9,939)
Exchange differences	1	1

Intangible assets, net	14,804	11,635

Amortization expense recognized for the nine months ended September 30, 2016 and 2017 are summarized as follows:

	For the nine months ended September 30,
	2016	2017
Cost of revenues	3,111	3,111
Research and development	21	3
Sales and marketing expenses	12	12
General and administrative expenses	70	44

	3,214	3,170

The estimated aggregate amortization expense for each of the next five years as of September 30, 2017 is:

Computer software

2017	1,055
2018	4,160
2019	4,150
2020	2,270
2021	—

11,635

10	Goodwill

In November 2014, the Company entered into a SPA with Buzzinate and its shareholders and acquired 33.3% equity interest in Buzzinate as the first tranche, at a cash consideration of US$750. In the SPA, the Company has also agreed to purchase up to 57.1% equity interests in Buzzinate in stages from April 2015 to April 2016, and there was an agreement to purchase the remaining 42.9% equity interests in Buzzinate when the purchase of equity interests up to 57.1% was completed.

Pursuant to the SPA, the Company had an option to accelerate the completion dates of the remaining tranches by paying the cash consideration upon exercising the option. On February 13, 2015, the Company acquired in one go the equity interests in Buzzinate of the remaining five tranches at cash considerations of US$250 for each tranche purchased, and exercised the option to acquire the remaining equity interests in Buzzinate by issuing 142,151 shares of the Company which amounted to US$2,027. Buzzinate then became a wholly owned subsidiary of the Company.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

10	Goodwill (Continued)

In July 2015, the Company acquired 100% equity interest of OptAim from several independent third parties. OptAim, through its VIE and its underlying subsidiary, is engaged in the provision of online and mobile marketing services in the PRC. The Company expects to increase its market shares in the PRC online marketing segment, particularly in relation to mobile platforms.

The total purchase consideration for all the equity interest of OptAim amounted to US$67,620. This comprised cash consideration of US$15,976, 2,535,091 shares of the Company amounted to US$50,843 and fair value of replacement awards attributable to pre-acquisition services amounted to US$801.

	Buzzinate	OptAim	Total
Balance as of December 31, 2016 and September 30, 2017	2,958	45,538	48,496

Goodwill is not deductible for tax purposes. The Group performs the annual impairment test on December 31 of each year. Based on the impairment tests performed and no other impairment indicators have been identified, no impairment of goodwill was recorded for all periods presented.

11	Deferred revenue

	December 31, 2016	September 30, 2017
Deferred revenue, current	25,697	29,876

12	Accrued liabilities and other current liabilities

	December 31, 2016	September 30, 2017
Rebates payable to customers	5,214	3,105
VAT and other taxes payable	1,679	2,070
Security deposit received from customers	772	884
Accrued employee benefits	3,257	1,806
Accrued professional fees	1,544	1,060
Accrued marketing and hosting expense	1,424	909
Others	1,201	968

	15,091	10,802

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13	Bank borrowings

	December 31, 2016	September 30, 2017
1-year revolving loan denominated in RMB (Note (i), (vii))	4,330	4,562
1-year revolving loan denominated in US$ (Note (ii), (vii))	2,950	2,950
2-year demand loan agreement denominated in US$ (Note (iii), (vii))	1,083	333
6-month revolving loan denominated in RMB (Note (iv))	1,444	—
1-year revolving loan denominated in RMB (Note (v), (vii))	1,732	—
3-month loan denominated in RMB (Note (vi), (vii))	1,443	—

	12,982	7,845

Notes:

(i)	On December 21, 2015, the Company, through its PRC subsidiaries, entered into a one-year revolving loan agreement with a bank of limit up to RMB30 million. Subsequently, the Company entered into a renewed agreement in December 2016 for this bank facility with a bank of limit up to RMB50 million. Out of this loan facility, the PRC subsidiary had utilized RMB30 million (equivalent to US$4,562). The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 1.65% per annum. The Company, through its PRC subsidiary, renewed the one-year revolving loan agreement with the bank on December 19, 2016. The interest rate remained as the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 1.65% per annum.

(ii)	On December 21, 2015, the Company, through its Hong Kong subsidiaries, entered into a one-year loan agreement with a bank amounting to US$3,000. Out of this loan facility, the Hong Kong subsidiary had utilized US$2,950 as of December 31, 2016 and September 30 2017. The Company, through its Hong Kong subsidiary, renewed the one-year revolving loan agreement with the bank on December 19, 2016. The interest rate of this short-term loan facility was determined by three-month LIBOR plus 5.75% per annum for the nine months ended September 30, 2016 and September 30, 2017.

(iii)	On December 21, 2015, the Company, through its Hong Kong subsidiaries, entered into a two-year loan agreement with a bank amounting to US$2,000. Out of this loan facility, the Hong Kong subsidiaries had utilized US$1,083 and US$333 as of December 31, 2016 and September 30, 2017 respectively. The interest rate of this loan was the benchmark interest rate determined by three-month LIBOR plus 7.00% per annum. The bank facility agreement includes repayable on demand clauses such that the bank borrowing are classified as current liabilities as of December 31, 2016 and September 30, 2017

(iv)

On May 20, 2016, the Company, through its PRC subsidiary, entered into a six-month revolving loan agreement with a bank of limit up to RMB20 million. Out of this loan facility, the PRC subsidiary had utilized RMB10 million (equivalent to US$1,444) as of December 31, 2016. The interest rate of this

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13	Bank borrowings (Continued)

Notes (Continued):

loan facility was 120% of the benchmark interest rate determined by the People’s Bank of China for loans over six months granted by financial institutions per annum. The loan was finally settled on January 13, 2017. Restricted cash US$1,568 was held in a restricted bank account as required by this loan agreement as of December 31, 2016. In January 2017, the Company renewed this bank facility which will mature in May 2018 with no changes in terms except for an increase in credit line to RMB30 million. Subsequently, the Company entered into an amended agreement in June 2017 for this bank facility and the interest rate was amended as 115% of the benchmark per annum interest rate determined by the People’s bank of China for loans over six months granted by financial institutions.

(v)	On July 28, 2016, the Company, through its PRC subsidiary, entered into a one-year revolving loan agreement with a bank amounting to a total of RMB12 million (equivalent to US$1,732) as of December 31, 2016. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over one year granted by financial institutions plus 0.435% per annum. Restricted cash amounting to US$2,000 was held in a restricted bank account as required by this loan agreement as of December 31, 2016. The loan was repaid on 28 July, 2017.

(vi)	On November 14, 2016, the Company, through its PRC subsidiary, entered into a three-month revolving loan agreement with a bank amounting to a total of RMB10 million (equivalent to US$1,443). In January, 2017, the Company renewed three-month revolving loan agreement, which provides for a RMB30 million (US$4.6 million) banking facilities. The interest rate of this loan facility was the benchmark interest rate determined by the People’s Bank of China for loans over three months granted by financial institutions plus 0.435% per annum. The loan was finally settled on February 14, 2017. Restricted cash amounting to US$1,666 was held in a restricted bank account as required by this loan agreement as of December 31, 2016.

(vii)	As of December 31, 2016, certain financial covenants (minimum monthly adjusted quick ratio and minimum quarterly EBITDA as defined in the banking facilities agreements) as set out in these loan agreements have been breached. The relevant subsidiaries have obtained waiver letters for waiving the requirements to meet the financial covenants such that the bank cannot demand for immediate repayment.

The weighted average interest rate for bank loans outstanding as of December 31, 2016 and September 30, 2017 was 5.99% and 6.20% per annum, respectively.

(viii)	In March 2017, the Company entered into a facility agreement for working capital loans with Eastwest Bank, which provides for a RMB30 million (US$4.3 million) 18-month revolving loan. The Company provide corporate guarantee and account receivables as pledge to secure the obligations under this revolving loan. The interest rate of this loan facility is fixed at 5.75% per annum. As of December 31, 2016 and September 30, 2017, the Company had not drawn down under this revolving loan.

Other than those shown above, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016 and September 30, 2017.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Redeemable convertible preferred shares

Series A preferred shares

On February 17, 2010, the Company entered into an agreement (“Series A Agreement”) to issue Series A preferred shares and preferred share warrants to a third-party investor (“Investor A”) for a total cash consideration of US$1,200. Accordingly, the Company issued 1,142,857 Series A preferred shares at US$1.05 per share; and warrants to purchase 342,857 Series A preferred shares at US$1.05 per share (“Series A Warrants”) at the option of Investor A. Pursuant to the Series A Agreement, the Company also granted an option, exercisable within one year from the date of agreement, to Investor A where the Company would issue 761,905 Series A preferred shares at US$1.05 per share (“Series A-1 preferred shares”) and warrants to purchase 228,571 Series A preferred shares at US$1.05 per share (“Series A-1 Warrants”) at the option of Investor A. On September 29, 2010, Investor A exercised the option and the Group received a total consideration of US$800. During the year ended December 31, 2013, both Series A Warrants and Series A-1 Warrants were fully exercised.

Series B preferred shares

On February 21, 2011, the Company entered into agreements (“Series B Agreements”) to issue Series B preferred shares and preferred share warrants to two other third-party investors (“Investors B”) for an aggregate cash consideration of US$7,000. Pursuant to the Series B Agreements, the Company issued 1,266,667 Series B preferred shares at US$5.53 per share; and warrants to purchase 542,858 Series B preferred shares at US$5.53 per share (“Series B Warrants”) at the option of Investors B. During the year ended December 31, 2013, the Series B Warrants were fully exercised.

On May 16, 2011, the Company entered into an agreement (“Series B-1 Agreement”) to issue additional Series B preferred shares to another third-party investor (“Investor B-1”) for a total consideration of US$4,285 (“Series B-1 preferred shares”). Pursuant to the Series B-1 Agreement, the Company issued 723,808 Series B-1 preferred shares at US$5.92 per share.

On September 24, 2015, the Company repurchased from Investor B-1 723,808 Series B-1 preferred shares at a consideration of US$11,581.

For accounting purposes, the Company determined the per share fair value of Series B-1 preferred shares to be US$19.58 on September 24, 2015, the date of repurchase. The per share repurchase price of US$16.00 was mutually negotiated at the time of the repurchase transaction. There were no other arrangements with Investor B-1. Investor B-1 was willing to sell its Series B-1 preferred shares at the US$16.00 per share price as it would provide liquidity to Investor B-1. For the Series B-1 preferred shares repurchased, the Company recorded the excess of purchase price over the carrying value of US$2,591 to accumulated deficit as deemed contribution from Series B-1 preferred shareholders.

Series C preferred shares

On December 16, 2013, the Company entered into an agreement (“Series C Agreement”) to issue Series C preferred shares to another third-party investor (“Investor C”) for a total cash consideration of US$13,000. Pursuant to the Series C Agreement, the Company issued 1,599,186 Series C preferred shares at US$8.13 per share.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Redeemable convertible preferred shares (Continued)

Series D preferred shares

On December 30, 2014, the Company entered into an agreement (“Series D Agreement”) to issue Series D preferred shares to another third-party investor (“Investor D”) for a total cash consideration of US$48,000. Pursuant to the Series D Agreement, the Company issued 2,493,018 Series D preferred shares at US$19.25 per share.

The Company was also obligated to issue additional Series D preferred shares to Investor D at no consideration, the total number of which is based on a formula stipulated in the agreement, if the gross billing of the Group as defined in the Series D Agreement for the nine months ended September 30, 2016 and 2017 is less than US$85,000. Considering the gross billing of the Group as defined in the Series D Agreement for the nine months ended September 30, 2016 and 2017 was more than US$85,000, no additional Series D preferred shares were issued. Furthermore, the Company determines that the fair value of this obligation is zero as of December 31, 2016 and September 30, 2017.

Series E preferred shares

On December 28, 2016, the Company entered into an agreement (“Series E Agreement”) to issue Series E preferred shares to another third-party investor (“Investor E”) for a total cash consideration of US$20,000. Pursuant to the Series E Agreement, the Company issued 1,068,114 Series E preferred shares at US$18.72 per share.

The key terms of the Series A, B, C, D and E preferred shares are as follows:

Dividend rights

Subject to the approval and declaration by the Board of Directors, the holders of the preferred shares are entitled to receive dividends in the following order:

•	Series E preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividend on the Series D preferred Shares, Series B preferred shares, Series A preferred shares, Series C preferred shares and ordinary shares or any other class or series of shares.

•	the Series D preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividends on the Series B, Series A and Series C preferred shares and ordinary shares or any other class or series of shares;

•	the Series B preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividends on the Series A and Series C preferred shares and ordinary shares or any other class or series of shares;

•	the Series A preferred shareholders are entitled to receive dividends at an amount equal to 8% of the issue price prior to and in preference to any dividends on the Series C preferred shares and ordinary shares or any other class or series of shares;

•	any remaining dividends shall be distributed on a pro rata basis to holders of all the preferred shares and ordinary shares on a fully diluted and as-if converted basis.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Redeemable convertible preferred shares (Continued)

Voting rights

The holders of the Series A, B, C, D and E preferred shares shall be entitled to such number of votes equal to the whole number of ordinary shares into which such Series A, B, C, D and E preferred shares are convertible.

Liquidation preference

In the event of a liquidating transaction as defined in the Company’s Memorandum and Articles of Association as 1) a winding up or other dissolution of the Company or any of its subsidiaries, 2) a merger or acquisition of the Company or any of its subsidiaries in which the shareholders of the Company do not directly or indirectly own a majority of the outstanding shares of the surviving corporation, 3) a sale of all or substantially all of the assets of the Company or assets of its subsidiaries, or 4) government policies promulgated or interpreted after the closing that prohibit investment or exit of the Company by foreign investors, provided, that, in the case of 2) and 3), only when such merger, acquisition or sale implies a valuation of the Company on a fully diluted basis of less than US$550,000, available assets and funds are distributed as following manner.

The holders of Series E, Series D, Series B and Series A preferred shares are entitled to receive an amount equal to i) 110% prior to or on December 28, 2017 or ii) 120% from January 1, 2018, 150%, 150% and 200%, respectively, of the issue price as defined in the Company’s Memorandum and Articles of Association (adjusted for share dividends, splits, combinations, recapitalizations or similar events, and plus all accrued or declared but unpaid dividends thereon minus all paid cash or non-cash dividends and distributions paid thereon since issue date). If the assets of the Company shall be insufficient to make the payment of the amount in full, then the assets of the Company shall be distributed ratably to the holders of preferred shares in proportion to the amount each holder would otherwise be entitled to receive in order of 1) Series E, 2) Series D, 3) Series B and then 4) Series A.

If the liquidating transaction is a qualified merger or acquisition of the Company in which the shareholders of the Company do not directly or indirectly own a majority of the outstanding shares of the surviving corporation or a sale of all or substantially all of the assets of the Company, in each case, which implies i) an equity valuation of the Group of US$300,000 or higher, the distribution to the holders of Series B and Series A preferred shares shall be reduced to 0% of issue price or ii) an equity valuation of the Group of US$250,000 or higher, but lower than US$300,000, the distribution to the holders of Series B and Series A preferred shares shall be reduced to 100% of issue price as defined in the Company’s Memorandum and Articles of Association.

After the full amount has been paid to holders of Series E, Series D, Series B and Series A, any remaining funds or assets of the Company legally available for distribution shall be distributed pro rata among the holders of preferred shares on an as-converted basis together with the holders of the ordinary shares.

Conversion rights

Each share of the Series A, B, C, D and E preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one ordinary share of the Company. The conversion is subject to adjustments for certain events, including but not limited to additional equity securities issuance share dividends, distribution, subdivisions, redemptions, combinations,

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Redeemable convertible preferred shares (Continued)

Conversion rights (Continued)

or consolidation of ordinary shares. The conversion price is also subject to adjustment in the event the Company issues additional ordinary shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

In addition, each share of the Series A, B, C, D and E preferred shares would automatically be converted into ordinary shares of the Company (i) upon the closing of an initial public offering of the Company’s shares or (ii) upon the election of holders of at least a majority of the then issued and outstanding preferred shares, voting together as a single class on an as-if-converted basis.

Anti-dilution provision

Pursuant to the provisions of Series B Agreement, there is an anti-dilution provision which prevents the original ownership interest of ordinary shares, Series B preferred shares and Series B preferred share warrants (as if converted into Series B preferred shares) owned by Investors B to be diluted. In May 2011, the Company issued 457,611 ordinary shares of the Company to Mr. Cong and Mr. Liu in exchange for Mr. Cong and Mr. Liu would procure the grant of an exclusive reseller agreement from Baidu

Online Network Technology (Beijing) Co. Ltd. (“Baidu”) for Hong Kong, Macau, Taiwan and Singapore for a period up to December 31, 2012. In accordance with the Series B Agreement, the issuance of the ordinary shares was considered an event which triggered the anti-dilution provision. As a result, the Company was required to issue additional 100,452 ordinary shares and 55,807 Series B preferred shares and to amend the conversion price of Series B preferred share warrants to maintain the original ownership interests of these ordinary shares, preferred shares and preferred shares warrants owned by Investors B. There were no beneficial conversion features for the issuance of additional Series B preferred shares and the value of the additional ordinary shares and Series B preferred shares issued amounted to US$421 and US$320, respectively, was charged to additional paid-in capital as a deemed dividend.

Although the anti-dilution provision was triggered in May 2011, the Company only issued the additional ordinary shares and Series B preferred shares in May 2013. Accordingly, the Company recorded such obligation to issue additional ordinary shares and Series B preferred shares as liabilities until the corresponding ordinary shares and preferred shares were issued in May 2013.

Redemption right

The Series A and B preferred shares are redeemable at any time after the earlier of: (i) the 4th anniversary of the closing of sale and purchase of the Series A Agreement and Series B Agreement, respectively; or (ii) the occurrence of a material breach as defined in the subscription agreements.

The holders of Series C preferred shares can redeem the preferred shares at any time after the earlier of: (i) the 2nd anniversary of the closing of sale and purchase of the Series C Agreement; (ii) the occurrence of any liquidating transaction as defined in the subscription agreements; (iii) Mr. Hsieh, Wing Hong Sammy, ceasing to exert day-to-day management and operational control over the Group; or (iv) any holder of the Series B preferred shares or the Series A preferred shares or the Series D preferred shares or the Series E preferred shares electing for redemption.

The holders of Series D preferred shares can redeem the preferred shares at any time after the earlier of: (i) the 2nd anniversary of the closing of sale and purchase of the Series D preferred shares; (ii) the

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Redeemable convertible preferred shares (Continued)

Redemption right (Continued)

occurrence of any liquidating transaction as defined in the subscription agreements; (iii) Mr. Hsieh, Wing Hong Sammy, ceasing to exert day-to-day management and operational control over the Group; (iv) the occurrence of material breach of any warranty and covenants specified in the Series D Agreement; or (v) any holder of the Series A, Series B, or Series C preferred shares electing for redemption.

The holders of Series E preferred shares can redeem the preferred shares at any time after the earlier of: (i) the occurrence of any liquidating transaction as defined in the subscription agreements; (i) the failure of the Group to achieve the following targets: (1) the audited consolidated revenues from the principal business (excluding any non-operating and non-recurring revenue) of the Group as of and for the twelve months ending on December 31, 2017 being no less than US$200,000; and (2) the audited consolidated revenues from the principal business (excluding any non-operating and non-recurring revenue) of the Group as of and for the twelve months ending on December 31, 2018 being no less than US$300,000; (iii) the termination of the employment with the relevant Group Company by Mr. Hsieh, Wing Hong Sammy, Tang Jian or Lee, Yanshu before the consummation of a Qualified IPO as defined in the Company’s Memorandum and Articles of Association (i.e. the first firm commitment underwritten registered public offering by the Company of its ordinary shares for its own account that results in such securities being listed or registered on NASDAQ, New York Stock Exchange, Hong Kong Stock Exchange, the Shenzhen Stock Exchange, Shanghai Stock Exchange or such other international recognized stock exchange approved in writing by certain of its preferred shareholders with an implied market capitalization of the Company immediately prior to such offering of not less than US$600 million; and which results in aggregate net proceeds to the Company of not less than US$150 million); (iv) the failure of the Company to consummate a Qualified IPO prior to or on June 30, 2018 (iv) the occurrence of material breach of any warranty and covenants specified in the Series E Agreement; or (v) any holder of the Series A, Series B, Series C or Series D preferred shares electing for redemption.

The redemption price for Series A and B preferred shares is equal to the greater of (1) 200% or 150%, respectively, of the original issue price (plus all declared but unpaid dividends) or (2) the fair market value of the preferred shares subject to redemption as determined by an independent appraiser. With respect to the redemption price for Series C preferred shares, it is equal to 200% of the original issue price (proportionally adjusted for share splits and stack dividends). For the redemption price for Series D preferred shares, it shall be equal to the greater of (1) a price reflecting an implied valuation (on a fully-diluted basis) of the Company at US$500,000, (2) the highest redemption price that would have been received by any other shareholders of the Company if their shares have become redeemable (proportionally adjusted for share splits and stack dividends), or (3) a price reflecting the implied valuation (on a fully-diluted basis) of the Company used in any liquidating transaction as defined in the Company’s Memorandum and Articles of Association. For the redemption price for Series E preferred shares is equal to the greater of (1) 100% of the Series E issue price, plus 9.5% annual compound interest thereon calculated from the Series E original issue date to the date of receipt of the Series E redemption price, plus all declared but unpaid dividends thereon to the date of redemption, proportionally adjusted for stock splits, stock dividends, and the like, or (2) the highest redemption price that would have been received by any other shareholder of the Company if their shares have become redeemable, proportionally adjusted for stock splits, stock dividends, or (3) a price reflecting the implied valuation (on a fully-diluted basis) of the Company used in any Liquidating Transaction as defined in the Company’s Memorandum and Articles of Association.

Upon the completion of Series D Agreement, the redemption date of Series A, A-1, B, B-1 and C preferred share was changed to December 31, 2016. The redemption date of Series A, A-1, B, C and D preferred share

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Redeemable convertible preferred shares (Continued)

Redemption right (Continued)

was further changed to December 28, 2018 upon the completion Series E Agreement. Such change was considered as a modification and no gain or loss was recorded. However, considered the modification was occurred in connection with the issuance of Series D preferred shares and Series E preferred shares, there was a transfer of value from the existing preferred shareholders to new preferred shareholders and ordinary shareholders. With respect to the modification relating to the issuance of Series D preferred share, the transfer of value was considered insignificant. For the modification relating to the issuance of Series E preferred share, the transfer of value was recorded from additional paid in capital to retained earnings. Furthermore, due to the change of redemption date of Series C preferred share to December 28, 2018, the corresponding derivatives liabilities relating to the redemption feature were reclassified from current liabilities to non-current liabilities as of December 31, 2016 and September 30, 2017.

The Company has determined that the Series A, A-1, B, B-1, C, D and E preferred shares should be classified as mezzanine equity after considering the features of the preferred shares as described above. The conversion features and redemption features as mentioned below, Series A Warrants, Series A-1 Warrants and Series B Warrants are initially measured at its fair value and the initial carrying value for Series A, A-1, B, B-1, C, D and E preferred shares is allocated on a residual basis as the warrants are liability classified. There were no beneficial conversion features for the Series A, A-1, B, B-1, C, D and E preferred shares.

The Company has determined that conversion feature embedded in the Series A, A-1, B, B-1, D and E preferred share is required to be bifurcated and accounted for as derivative liabilities as the economic characteristics and risks of the embedded conversion are not clearly and closely related to that of the preferred shares and there is a mechanism in place for net settlement. However, Series C preferred shares does not have a mechanism in place for net settlement and therefore, bifurcation is considered unnecessary.

The Company has also determined the redemption feature embedded in the Series C, D and E preferred shares is required to be bifurcated and accounted for as derivative liabilities as the economic characteristics and risk of the embedded redemption features are not clearly and closely related to that of the preferred shares. For Series A, A-1, B and B-1 preferred shares, the corresponding redemption feature is not required to be bifurcated and accounted for as derivative liabilities as the economic characteristic and risk of the embedded redemption feature are clearly and closely related to that of the preferred shares.

As of December 31, 2016 and September 30, 2017, the fair values of these conversion features and redemption features which required to be bifurcated and accounted for as derivative liabilities are as follows:

	December 31, 2016	September 30, 2017
Financial derivatives — conversion features	56,916	64,461
Financial derivatives — redemption features	3,968	3,479

	60,884	67,940
Less: current portion	(60,525)	(67,655)

Non-current portion	359	285

Due to the redemption features described above with respect to Series A, A-1, B and B-1 preferred shares, the Company recognizes the changes in the redemption value immediately as they occur by way of accreting

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Redeemable convertible preferred shares (Continued)

Redemption right (Continued)

their respective carrying amounts to the redemption value to the first redemption date, using the effective interest method. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit of the Company.

In determining the fair value of these preferred shares for purposes of determining the conversion feature and redemption feature as of December 31, 2016 and September 30, 2017, a business valuation of the Company was estimated. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

	December 31, 2016	September 30, 2017
Terminal growth rate	3.0%	3.0%
Weighted average cost of capital	18.3%	18.2%
Per annum growth rate on average spending per customer	3.0% - 19.0%	4.0% - 39.0%

Series A

	For the nine months ended September 30,
	2016	2017

Beginning balance	5,487	5,597
Accretion to redemption value	82	86

Ending balance	5,569	5,683

Series B

	For the nine months ended September 30,
	2016	2017

Beginning balance	9,145	9,807
Accretion to redemption value	493	519

Ending balance	9,638	10,326

Series C

	For the nine months ended September 30,
	2016	2017

Carrying amount	10,733	10,733

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Redeemable convertible preferred shares (Continued)

Series D

	For the nine months ended September 30,
	2016	2017

Carrying amount	43,956	43,956

Series E

	For the nine months ended September 30,
	2016	2017

Issuance of preferred shares	18,845	18,845

The Company has determined that there was no beneficial conversion feature attributable to the Series A, A-1, B, B-1, C, D and E preferred shares because the accounting conversion of these preferred shares upon issuance were higher than the fair value of the Company’s ordinary shares as determined by the Company with the assistance from an independent valuation.

15	Redeemable ordinary shares

On December 30, 2014, concurrent with the issuance of Series D preferred shares to Investor D, the Company issued 742,320 ordinary shares to Investor D at US$16.17 per share, of which 99,022 shares were transferred from treasury shares held by the Company and 643,298 shares were newly issued shares. The aggregate consideration was US$12,000.

Investor D shall have an option to require the Company to repurchase all of the ordinary shares if a qualified IPO is not consummated by the 2nd anniversary of the closing of sale and purchase of the Series D preferred shares. The redemption price shall equal to the issue price, plus accrued interest at a non-compound interest rate of 18% per annum for each of 2016, and 12% per annum for 2017. The redeemable date of the ordinary shares was further changed to December 28, 2018 upon the completion of Series E Agreement. The change in value of such modification was insignificant.

As these ordinary shares are contingently redeemable, they are classified as mezzanine equity. The Company recognizes the accretion charge using the effective interest method.

16	Ordinary shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 37,150,000 shares of US$0.001 par value per ordinary share as of December 31, 2016 and September 30, 2017. Each ordinary share is entitled to one vote in shareholders meeting of the Company. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, which is subject to the approval by the holders of the number of ordinary shares and Series A, B, C, D and E preferred shares representing a majority of the aggregate voting power of all outstanding shares. As of December 31, 2016 and September 30, 2017, there were 13,609,208 and 13,633,106 ordinary shares outstanding, respectively.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Ordinary shares (Continued)

At the time the Company adopted the 2010 Employee Share Option Plan (the “2010 Share Option Plan”), the Company, together with the then shareholders, also decided to allot ordinary shares with par value of US$0.001 to Arda Holdings Limited (“Arda”), a British Virgin Islands company owned by the Group’s chairman and chief executive officer at no consideration. Arda will only hold these ordinary shares on trust for the benefit of the employees who are under the 2010 Share Option Plan and the dealing of these ordinary shares is under the direction of the board of directors of the Company. The Company considered Arda to be a variable interest entity as this entity has no equity at risk. The Company further considered that it is the primary beneficiary because the purchase of Arda is to hold treasury shares on behalf of the Company and the dealings of those transactions are under the direction of the Company’s board of directors. Given the structure of this arrangement, while these ordinary shares have been legally issued, they do not bear the attributes of unrestricted, issued and outstanding shares. Therefore, the ordinary shares issued to Arda are accounted for as treasury shares of the Company until these ordinary shares are earned by the Company’s employees, officers, directors or consultants for service provided to the Group. The Company allotted 627,811 shares during the year the 2010 Share Option Plan was adopted. Arda does not hold any other assets or liabilities as at December 31, 2016 and September 30, 2017, nor earn any income nor incur any expenses for the nine months ended September 30, 2016 and 2017.

17	Share-based compensation

(a)	Share option plan

The Company’s 2010 Share Option Plan provides for the grant of incentive share options to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the 2010 Share Option Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Share-based compensation (Continued)

(a)	Share option plan (Continued)

During the nine months ended September 30, 2016 and 2017, the Company granted share options to non-employees, employees, officers and directors of the Group. These options were granted with exercise prices denominated in the US$, which is the functional currency of the Company. The table below sets forth information regarding share options granted over the years:

Grant Date	Number of shares	Term (year)	Vesting period (year)	Exercise price at grant date (US$)
January 1, 2015 (Note ii)	6,000	0.16	0.00	6.0000
January 1, 2015 (Note ii)	18,500	0.16	0.00	1.8227
January 1, 2015 (Note ii)	11,938	0.16	0.00	2.1669
January 1, 2015	206,845	10.01	4.00	8.1300
February 1, 2015 (Note i)	10,000	10.17	4.16	16.1700
June 30, 2015	36,000	10.01	4.00	16.1700
July 6, 2015	25,000	10.25	4.24	20.0000
July 6, 2015	15,000	11.25	5.24	20.0000
August 1, 2015 (Note iii)	58,058	10.01	1.67	0.3224
August 1, 2015 (Note iv)	25,308	10.01	1.75	0.4299
August 1, 2015 (Note v)	7,444	10.01	2.25	0.8598
August 1, 2015 (Note vi)	49,871	10.01	2.33	1.0748
August 1, 2015 (Note vii)	32,750	10.01	2.67	1.2897
August 1, 2015 (Note vii)	10,421	10.01	2.67	0.4299
August 1, 2015 (Note viii)	82,995	10.01	3.33	1.6122
August 1, 2015 (Note ix)	11,165	10.01	3.42	0.2687
August 1, 2015 (Note x)	78,156	10.01	3.67	2.6869
August 1, 2015 (Note xi)	147,007	10.01	3.83	4.0304
August 1, 2015 (Note xii)	21,884	10.01	4.00	5.3739
December 31, 2015	113,311	10.01	0.00	0.0100
April 1, 2016	32,200	10.25	4.00	20.0000
April 1, 2016	79,116	10.25	4.00	6.0000
July 1, 2016	10,000	10.00	4.00	20.0000
July 1, 2016	1,000	10.00	4.00	12.0000
January 1, 2017	4,400	10.01	4.00	20.0000
January 1, 2017	180,000	10.01	4.00	8.1290
January 1, 2017	100,800	10.01	4.00	8.1290
April 1, 2017	5,000	10.01	4.00	12.0000
July 1, 2017	12,000	8.51	2.50	8.1290

(i)	The Company modified certain terms of the options previously granted which these modifications were related to either the vesting period or the exercise price. The incremental costs resulting from such modifications were assessed to be insignificant.
(ii)	These share options were granted to employees for their past services and immediately vested on grant date. The holders of the options are entitled to exercise the vested options during January 1, 2015 to February 28, 2015.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Share-based compensation (Continued)

(a)	Share option plan (Continued)

(iii)	58.33% of the options were vested on August 1, 2015 and the remaining 41.67% of the options are vested over a 1.67 years period starting from August 1, 2015 to March 31, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(iv)	56.25% of the options were vested on August 1, 2015 and the remaining 43.75% of the options are vested over a 1.75 years period starting from August 1, 2015 to April 30, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(v)	43.75% of the options were vested on August 1, 2015 and the remaining 56.25% of the options are vested over a 2.25 years period starting from August 1, 2015 to October 31, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(vi)	41.67% of the options were vested on August 1, 2015 and the remaining 58.3% of the options are vested over a 2.33 years period starting from August 1, 2015 to November 30, 2017. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(vii)	33.67% of the options were vested on August 1, 2015 and the remaining 66.33% of the options are vested over a 2.67 years period starting from August 1, 2015 to March 31, 2018. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(viii)	16.67% of the options were vested on August 1, 2015 and the remaining 83.33% of the options are vested over a 3.33 years period starting from August 1, 2015 to November 30, 2018. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(ix)	14.58% of the options were vested on August 1, 2015 and the remaining 85.42% of the options are vested over a 3.42 years period starting from August 1, 2015 to December 31, 2018. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(x)	8.33% of the options were vested on August 1, 2015 and the remaining 91.67% of the options are vested over a 3.67 years period starting from August 1, 2015 to March 31, 2019. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(xi)	4.17% of the options were vested on August 1, 2015 and the remaining 95.83% of the options are vested over a 3.83 years period starting from August 1, 2015 to May 31, 2019. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.
(xii)	The options are vested over a 4 years period starting from August 1, 2015 to May 31, 2019. The holders of the options are entitled to exercise the vested options during the first five business days of January, April, July and October until the expiration date — August 1, 2025 of the share option.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Share-based compensation (Continued)

(a)	Share option plan (Continued)

The following table summarizes the share option activity for the nine months ended September 30, 2016 and 2017:

	Number of shares	Weighted average exercise price ($)	Weighted average grant date fair value (US$)	Weighted average remaining contractual life (years)	Aggregate Intrinsic value (US$’000)
At January 1, 2016	1,592,443	4.90		8.58	23,641
Granted	122,316	10.88	13.82
Exercised	(59,135)	2.16
Forfeited	(146,264)	7.02

At September 30, 2016	1,509,360	5.29		8.48	21,164

At January 1, 2017	1,492,185	5.27		7.80	18,576
Granted	302,200	8.36	11.68
Exercised	(23,898)	2.17
Forfeited	(209,047)	7.16

At September 30, 2017	1,561,440	5.83		7.49	22,211

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for share options granted, the directors of the Company estimated that its future forfeiture rate would be 9% and 0% and 6% and 23% for employees and senior management in September 30, 2016 and 2017 respectively.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s ordinary shares as of September 30, 2016 and 2017 and the exercise price.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of September 30, 2016 and 2017 were US$2,786 and US$2,841 respectively.

As of September 30, 2016 and September 30, 2017, there were 150,000 share options granted to certain employees which the vesting was subject to the earlier occurrence of any of the following events, either: the Company being approved to be listed on a stock exchange with an expected market capitalization of no less than US$500,000; or (ii) a merger or acquisition of the Company or any of its subsidiaries at a valuation of US$500,000 or above in which the shareholders of the Company shall no longer hold a majority of the outstanding shares of the surviving corporation.

As of December 31, 2016 and September 30, 2017, there were US$5,647 and US$5,465 of unrecognized share-based compensation expenses related to share options, which were expected to be recognized over a weighted-average vesting period of 2.2 and 2.22 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Share-based compensation (Continued)

(a)	Share option plan (Continued)

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the nine months ended September 30, 2016 and 2017 were estimated using the following assumptions:

Grant Date	Risk-free interest rate (Note i)	Dividend yield (Note ii)	Volatility rate (Note iii)	Expected term (in years) (Note iv)
April 1, 2016	2.00%	0%	49.37%	NA
July 1, 2016	1.62%	0%	50.52%	NA
January 1, 2017	2.67%	0%	50.75%	NA
April 1, 2017	2.59%	0%	50.79%	NA
July 1, 2017	2.35%	0%	47.59%	NA

Notes:

(i)	The risk-free interest rate of periods within the contractual life of the share option is based on the yield of US Treasury Strips sourced from Bloomberg as of the valuation dates.
(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.
(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(iv)	The time to expire is assumed to be the option’s contractual term while early exercise multiples, being 2.2x and 2.8x for general staff and management staff, respectively, and post-vesting employment termination behavior have been factored into the model to derive the fair values of the share options.

(b)	Issuance of shares to certain employees with performance conditions

On December 28, 2016, the Company authorized and communicated the issuance of restricted ordinary shares of 1,068,114 and 801,086 of the Company to certain employees upon fulfillment of certain performance conditions for the fiscal years of 2017 and 2018, respectively and these employees have to be remained employed by the Company. Considering the likelihood of achieving the performance conditions are not probable as of December 31, 2016 and September 30, 2017, no share-based compensation expense has been recorded. Total fair value of these shares were US$32,869. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates. They are terminal growth rate of 3.0%, weighted average cost of capital of 18.3% and growth rate on average spending per customer ranges from 3.0% to 19.0%. In addition, none of these restricted ordinary shares were vested, forfeited, and expired during the period ended September 30, 2017.

(c)	Issuance of shares to certain employees

On December 28, 2016, the Company and three of the Company’s shareholders agreed to transfer a total of 998,338 shares of the Company’s ordinary shares held by them to certain employees of the Company at no cost for services previously provided for. The fair value of the shares transferred and the corresponding share-based compensation expense and additional paid in capital was US$17,555 and included in general

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

17	Share-based compensation (Continued)

(c)	Issuance of shares to certain employees (Continued)

and administrative expenses. In determining the fair value of shares of the Company transferred to these employees, a business valuation of the Company was performed by management with the assistance of an external valuer. Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates. They are terminal growth rate of 3.0%, weighted average cost of capital of 18.3% and growth rate on average spending per customer ranges from 3.0% to 19.0%.

Total compensation costs recognized for the nine months ended September 30, 2016 and 2017 are as follows:

	For the nine months ended September 30,
	2016	2017
Cost of revenues	40	38
Research and development	728	742
Sales and marketing	1,649	1,667
General and administrative expenses	369	394

	2,786	2,841

18	Other (losses)/gains, net

	For the nine months ended September 30,
	2016	2017
Net exchange (losses)/ gains	(437)	1,285
Others	60	151

	(377)	1,436

19	Income tax

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(b)	Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the nine months ended September 30, 2016 and September 30, 2017.

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Income tax (Continued)

(c)	PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Group’s PRC subsidiaries to the Group’s overseas companies unless otherwise exempted pursuant to applicable tax treaties or tax arrangements between the PRC government and the government of other jurisdiction which the WHT is reduced to 5%.

Although there are undistributed earnings of the Company’s subsidiaries in the PRC and Taiwan that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2016 and September 30, 2017.

Composition of income tax benefit/(expense)

The current and deferred portions of income tax benefit/(expense) included in the unaudited interim condensed consolidated statements of comprehensive loss are as follows:

	For the nine months ended September 30,
	2016	2017
Current income tax expense	(546)	(1,074)
Deferred tax benefits	786	575

Income tax benefit/(expense)	240	(499)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2016 and September 30, 2017 are as follows:

	December 31, 2016	September 30, 2017
Deferred tax assets
Tax losses carried forward	6,838	8,997
Share-based payments	682	863
Less: Valuation allowance (Note i)	(6,838)	(8,891)

	682	969

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Income tax (Continued)

Deferred tax assets and liabilities (Continued)

	December 31, 2016	September 30, 2017
Deferred tax liabilities
Acquired intangible assets	(3,677)	(2,897)
Outside basis difference (Note ii)	—	(486)
Others	(28)	(35)

	(3,705)	(3,418)

Note:

(i)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance is as follows:

	For the nine months ended September 30,
	2016	2017
Beginning balance	5,804	6,838
Additions	2,177	2,053

Ending balance	7,981	8,891

(ii)	The deferred tax liabilities are recorded for the undistributed earnings in the Group’s VIE and its subsidiary.

Tax loss carryforwards

As of September 30, 2017, the Group had tax loss carryforwards of approximately US$36,436, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

September 30, 2017
Remainder of 2017	2,053
2018	1,678
2019	1,508
2020	12,554
2021	8,263
2022	7,817
Tax loss with no expiry	2,563

36,436

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19	Income tax (Continued)

Tax loss carryforwards (Continued)

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2010 to 2016 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of September 30, 2017.

20	Basic and diluted net loss per share

Basic and diluted net loss per share for the nine months ended September 30, 2016 and 2017 are calculated as follows:

	For the nine months ended September 30,
	2016	2017
Numerator:
Net loss attributable to ordinary shareholders of the Company	(8,381)	(15,884)
Accretion of convertible redeemable preferred shares redemption value	(575)	(605)
Accretion to redeemable ordinary shares redemption value	(1,151)	(1,279)

Numerator of basic net loss per share	(10,107)	(17,768)

Denominator:
Denominator for basic and diluted net loss per share — weighted average shares outstanding	13,140,755	13,622,172

Basic net loss per share	(0.77)	(1.30)
Diluted net loss per share	(0.77)	(1.30)

The Company’s preferred shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the preferred shares in the computation of basic loss per share for the nine months ended September 30, 2016 and 2017.

The preferred shares, share options and preferred share warrants were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	For the nine months ended September 30,
	2016	2017
Preferred shares — weighted average (thousands)	8,458	9,526
Share options — weighted average (thousands)	788	860
Redeemable ordinary shares — weighted average (thousands)	742	742

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

21	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are two years or less. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were US$2,206 and US$1952 for the nine months ended September 30, 2016 and September 30, 2017, respectively.

As of September 30, 2017, future minimum payments under non-cancellable operating leases for office rental consist of the following:

Remaining of
2017	584
2018	1,759
2019	66

2,409

(b)	Purchase commitments

As of September 30, 2017, no purchase commitments were related to the purchase of space for its online marketing services.

(c)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of September 30, 2017, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

22	Unaudited pro forma balance sheet and net loss per share

Upon the completion of a qualified initial public offering, the Series A, B, C, D and E preferred shares shall automatically be converted into ordinary shares. The unaudited pro-forma balance sheet as of September 30, 2017 assumes a qualified initial public offering has occurred and presents an adjusted financial position as if the conversion of all outstanding Series A, B, C, D and E preferred shares into ordinary shares at the conversion ratio as described in Note 15 to the condensed consolidated financial statements occurred on September 30, 2017.

For the nine months ended September 30, 2017
Numerator:
Net loss attributable to iClick Interactive Asia Group Limited	(17,768)
Accretion to convertible redeemable shares redemption value	605
Accretion to redeemable ordinary shares redemption value	1,279
Fair value loss on derivative liabilities	7,056
Numerator for pro-forma basic and diluted net loss per share	(8,828)

iCLICK INTERACTIVE ASIA GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

22	Unaudited pro forma balance sheet and net loss per share (Continued)

For the nine months ended September 30, 2017
Denominator:
Weighted average number of ordinary shares outstanding	13,622,172
Pro-forma effect of the conversion of Series A preferred shares	2,493,018
Pro-forma effect of the conversion of Series B preferred shares	1,599,186
Pro-forma effect of the conversion of Series C preferred shares	1,889,249
Pro-forma effect of the conversion of Series D preferred shares	2,476,190
Pro-forma effect of the conversion of Series E preferred shares	1,068,114
Pro-forma effect of redeemable ordinary shares	742,320
Denominator for pro-forma basic and diluted net loss per share	23,890,249

Pro-forma net loss per share:
Basic	(0.37)
Diluted	(0.37)

23	Subsequent events

The Group evaluated subsequent events through November 22, 2017, the date on which these financial statements were issued.

Report of Independent Auditors

To the Management of OptAim Limited

We have audited the accompanying consolidated financial statements of OptAim Limited (the “Company”) and its subsidiaries (the “Group”), which comprise the consolidated balance sheet as of July 23, 2015, and the related consolidated statement of comprehensive loss, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the period from January 1, 2015 to July 23, 2015.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OptAim Limited and its subsidiaries as of July 23, 2015, and the results of their operations and their cash flows for the period from January 1, 2015 to July 23, 2015 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

Hong Kong

May 18, 2017

OPTAIM LIMITED

CONSOLIDATED BALANCE SHEET

AS OF JULY 23, 2015

(US$’000, except share data and per share data, or otherwise noted)

	Note	As of July 23, 2015
Assets
Current assets
Cash and cash equivalents	4	1,301
Accounts receivable, net of allowance for doubtful accounts of US$nil as of July 23, 2015	5	3,730
Prepaid media costs		8,799
Other current assets	6	664

Total current assets		14,494

Non-current assets
Property and equipment, net	7	84

Total assets		14,578

Liabilities, mezzanine equity and shareholders’ equity

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiary without recourse to the Company of US$1,096 as of July 23, 2015)		1,096
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiary without recourse to the Company of US$5,240 as of July 23, 2015)	8	5,240
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiary without recourse to the Company of US$521 as of July 23, 2015)	9	654
Amount due to a related party (including amount due to a related party of the consolidated VIE and its subsidiary without recourse to the Company of US$537 as of July 23, 2015)	15	537
Income tax payable (including income tax payable of the consolidated VIE and its subsidiary without recourse to the Company of US$44 as of July 23, 2015)		44

Total liabilities		7,571

Commitments and contingencies	16

The accompanying notes are an integral part of these consolidated financial statements.

OPTAIM LIMITED

CONSOLIDATED BALANCE SHEET (CONTINUED)

AS OF JULY 23, 2015

(US$’000, except share data and per share data, or otherwise noted)

	Note	As of July 23, 2015
Mezzanine equity
Series A-2 convertible redeemable preferred shares (US$0.0002 par value; 15,909,091 shares authorized as of July 23, 2015; 15,909,091 shares issued and shares outstanding as of July 23, 2015)	12	6,734

Shareholders’ equity
Series A-1 convertible preferred shares (US$0.0002 par value; 25,000,000 shares authorized as of July 23, 2015; 25,000,000 shares issued and shares outstanding as of July 23, 2015)	10	5
Ordinary shares (US$0.0002 par value; 250,000,000 shares authorized as of July 23, 2015; 55,000,000 shares issued and outstanding as of July 23, 2015)	11	11
Additional paid-in capital		2,303
Statutory reserves		81
Currency translation differences		(77)
Accumulated deficit		(2,050)

Total shareholders’ equity		273

Total liabilities, mezzanine equity and shareholders’ equity		14,578

The accompanying notes are an integral part of these consolidated financial statements.

OPTAIM LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FOR THE PERIOD FROM JANUARY 1, 2015 TO JULY 23, 2015

(US$’000, except share data and per share data, or otherwise noted)

	Note	Period from January 1, 2015 to July 23, 2015
Net revenues		3,783
Cost of revenues		(264)

Gross profit		3,519

Operating expenses
Research and development expenses		(454)
Sales and marketing expenses		(1,150)
General and administrative expenses		(1,895)

Operating income		20

Other income, net		50

Profit before income tax expense		70

Income tax expense	14	(44)

Net profit attributable to OptAim Limited’s ordinary shareholders		26

Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax		(79)

Comprehensive loss attributable to OptAim Limited		(53)

The accompanying notes are an integral part of these consolidated financial statements.

OPTAIM LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM JANUARY 1, 2015 TO JULY 23, 2015

(US$’000, except share data and per share data, or otherwise noted)

	Series A1 convertible preferred shares		Ordinary shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Statutory Reserve	Currency translation differences	Total shareholders’ (deficit)/equity
Balance as of January 1, 2015	25,000	5	55,000	11	1,706	(2,076)	81	2	(271)
Share-based compensation expense	—	—	—	—	597	—	—	—	597
Beneficial conversion feature of Series A-1 preferred shares	—	—	—	—	7,125	—	—	—	7,125
Amortization of beneficial conversion feature of Series A-1 preferred shares	—	—	—	—	(7,125)	—	—	—	(7,125)
Net income	—	—	—	—	—	26	—	—	26
Foreign currency translation	—	—	—	—	—	—	—	(79)	(79)

Balance as of July 23, 2015	25,000	5	55,000	11	2,303	(2,050)	81	(77)	273

The accompanying notes are an integral part of these consolidated financial statement.

OPTAIM LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2015 TO JULY 23, 2015

(US$’000, except share data and per share data, or otherwise noted)

Period from January 1, 2015 to July 23, 2015
Cash flows from operating activities
Net profit	26
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	2
Allowance for doubtful accounts	357
Share-based compensation	597
Changes in operating assets and liabilities, net
Accounts receivable	(2,857)
Prepaid media costs	(4,882)
Other current assets	1,298
Accounts payable	488
Accrued liabilities and other current liabilities	34
Deferred revenue	2,455
Income tax payable	44

Net cash used in operating activities	(2,438)

Cash flows from investing activity
Purchase of property and equipment	(42)

Net cash used in investing activity	(42)

Cash flows from financing activities
Proceeds from issuance of Series A-2 convertible redeemable preferred shares	1,500
Increase in amount due to a related party	352

Net cash provided by financing activities	1,852

Net decrease in cash and cash equivalents	(628)
Cash and cash equivalents at the beginning of period	1,932
Effect on exchange rate changes on cash and cash equivalents	(3)

Cash and cash equivalents at the end of period	1,301

Supplemental disclosure of cash flow information:
Non-cash financing activity:
Beneficial conversion feature of Series A-1 preferred shareholder	7,125

The accompanying notes are an integral part of these consolidated financial statements.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities

(a)	Organization and nature of operation

OptAim Limited (“OptAim” or the “Company”) and its subsidiaries (collectively referred to as the “Group”) are engaged in the provision of online advertising services with a focus of mobile device in the People’s Republic of China (the “PRC”) market.

iClick Interactive Asia Group Limited (“Optimix”) acquired 100% equity interest of OptAim on July 24, 2015, which is considered the effective date of the acquisition for the purpose of the accompanying consolidated financial statements. The consolidated statement of comprehensive loss, of changes in shareholders’ equity and cash flows, are prepared for the period from January 1, 2015 to July 23, 2015 (the “Period”). The accompanying consolidated financial statements include the financial statements of the legal entities and variable interest entities (“VIEs”) as follows:

Name	Relationship	% of direct or indirect ownership	Date of incorporation	Place of incorporation/ establishment	Principal activities
OptAim (HK) Limited	Subsidiary	100%	July 2014	Hong Kong	Investment holding
OptAim (Beijing) Information Technology Co., Ltd.	Subsidiary (WFOE)	100%	November 2014	The PRC	Investment holding
Beijing OptAim Network Technology Co., Ltd.	VIE	100%	September 2012	The PRC	Internet advertising services and solutions
Zhiyunzhong (Shanghai) Technology Co., Ltd.	VIE’s subsidiary	100%	September 2014	The PRC	Internet advertising services and solutions

(b)	Reorganization

The Company was incorporated in the Cayman Islands in July 2014.

The Group began its operations in September 2012 through Beijing OptAim Network Technology Co., Ltd. (“OptAim VIE”), a PRC domestic company established by our founders. OptAim VIE established one wholly owned subsidiary, Zhiyun Zhong (Shanghai) Technology Co., Ltd. (“Shanghai OptAim”), in September 2014.

In July 2014, the Group undertook a reorganization (“Restructuring”) and established the Company under the laws of the Cayman Islands; the Company established a wholly owned Hong Kong subsidiary, OptAim (HK) Limited (“OptAim HK”), which in turn established a wholly owned subsidiary in China, OptAim (Beijing) Information Technology Co., Ltd. (“OptAim WFOE”) or a wholly foreign owned enterprise (“WFOE”) of the Company.

On January 15, 2015, OptAim WFOE entered into a series of contractual agreements (“VIE agreements”) amongst OptAim VIE and OptAim VIE’s legal shareholders. The Restructuring was undertaken in order to facilitate an international financing completed in January 2015 as well as to comply with relevant government regulations and policies in the PRC. Prior to the Restructuring, the Group’s founders held 100%

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(b)	Reorganization (Continued)

of the beneficial ownership interest in OptAim VIE. In the Restructuring, the Cayman Islands entity was established with the same beneficial ownership structure as OptAim VIE. Therefore, the Group’s founders held 100% of the beneficial ownership interests in, and maintained control of, the Group immediately before and after the Restructuring.

The entities included in the Restructuring were under common control and the two reorganizations have been accounted for in a manner akin to a common control transaction as if the Company, through its wholly owned subsidiaries, had been in existence and been the primary beneficiary of the VIE throughout the periods presented in the consolidated financial statements.

(c)	Consolidated VIE and VIE’s subsidiary

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide online advertising services, certain of the Group’s operations are conducted through OptAim VIE and its subsidiary, Shanghai OptAim. OptAim WFOE, a wholly owned subsidiary of the Company, entered into a series of contractual agreements amongst OptAim VIE and OptAim VIE’s legal shareholders.

OptAim VIE

The Company’s relationships with OptAim VIE and its shareholders are governed by the following contractual arrangements which were entered into on January 16, 2015:

•	Cooperative Agreement

Under the cooperative agreement between OptAim WFOE and OptAim VIE, OptAim WFOE has the exclusive right to provide to OptAim VIE, among others, technical consulting, technical support, business consulting, and appointment and dismissal of employees. OptAim WFOE will collect a fee from OptAim VIE to be determined at the sole discretion of Beijing OptAim. The term of this agreement will not expire unless OptAim WFOE provides prior written notice to OptAim VIE.

•	Purchase Option Agreement

The parties to the purchase option agreement are OptAim WFOE, OptAim VIE and each of the shareholders of OptAim VIE. Under the purchase option agreement, each of the shareholder of OptAim VIE irrevocably granted OptAim WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of its equity interests in OptAim VIE. OptAim WFOE or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without OptAim WFOE’s prior written consent, OptAim VIE’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in OptAim VIE. The agreement will not expire until all shares of OptAim VIE are transferred to OptAim WFOE or its designated representative(s).

•	Power of Attorney

Pursuant to the irrevocable power of attorney executed by the shareholders of OptAim VIE, the shareholders of OptAim VIE appointed OptAim WFOE as its attorney-in-fact to exercise all shareholders’ rights in OptAim VIE, including, without limitation, the power to vote on all matters of OptAim VIE requiring shareholder approval under PRC laws and regulations and the articles of association of OptAim VIE. The power of attorney will remain in force until OptAim WFOE provides prior written notice to OptAim VIE.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(c)	Consolidated VIE and VIE’s subsidiary (Continued)

OptAim VIE (Continued)

•	Pledge Agreement

Pursuant to the pledge agreement between OptAim WFOE and the shareholders of OptAim VIE, the shareholders of OptAim VIE have pledged all of their equity interests in OptAim VIE to OptAim WFOE to guarantee the performance by OptAim VIE under the cooperative agreement, purchase option agreement, and power of attorney. If OptAim VIE and/or its shareholders breach their contractual obligations under those agreements, OptAim WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Under the pledge agreement, the shareholders of OptAim VIE are not able to provide any other guarantee by pledging the shares of OptAim VIE, transfer or sell their pledged shares to other individual, increase share capital of OptAim VIE or transfer or sell the assets out of OptAim VIE.

Through the aforementioned contractual agreements, OptAim VIE is considered a VIE in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”) because the Company, through OptAim WFOE has the ability to:

•	exercise effective control over OptAim VIE whereby having the power to direct OptAim VIE’s activities that most significantly drive the economic results of OptAim VIE;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from OptAim VIE as if it was their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in OptAim VIE.

Management evaluated the relationships among the Company, OptAim WFOE and OptAim VIE, and concluded that OptAim WFOE is the primary beneficiary of the VIEs. As a result, the VIEs’ results of operations, assets and liabilities have been included in the Group’s consolidated financial statements.

As of July 23, 2015, the total assets of OptAim VIE and its subsidiary were US$14,227, mainly comprising cash and cash equivalents, accounts receivable, prepayments and other current assets, property and equipment. As of July 23, 2015, the total liabilities of OptAim VIE and its subsidiary were US$7,439, mainly comprising deferred revenue, accrued liabilities and other current liabilities.

In accordance with the aforementioned agreements, the Company has power to direct activities of OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore the Company considers that there is no asset in OptAim VIE that can be used only to settle obligations of OptAim VIE, except for registered capital and PRC statutory reserves of OptAim VIE amounting to US$2,081 as of July 23, 2015. As OptAim VIE were incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs. Currently there is no contractual arrangement that could require the Company to provide additional financial support to OptAim VIE.

As the Company is conducting its PRC online advertising services business through OptAim VIE, the Company will, if needed, provide such support on a discretional basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1	Organization and principal activities (Continued)

(c)	Consolidated VIE and VIE’s subsidiary (Continued)

The Group believes that the contractual arrangements among OptAim VIE, its shareholders and OptAim WFOE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of OptAim VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control OptAim VIE also depends on the power of attorney and OptAim WFOE has to vote on all matters requiring shareholder approval in OptAim VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

2	Principal accounting policies

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with the US GAAP. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

The Company believes that revenue recognition, consolidation of VIEs, determination of share-based compensation, measurement of redemption value of redeemable preferred shares and impairment assessment of long-lived assets that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and the VIE’s subsidiary for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIE and the VIE’s subsidiary have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(c)	Consolidation (Continued)

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. OptAim WFOE and ultimately the Company hold all the variable interests of the VIE and its subsidiary, and has been determined to be the primary beneficiary of the VIE.

(d)	Foreign currency translation

The reporting currency of the Company is presented in thousands of United States dollars (“US$’000”) unless otherwise stated. The Company is a holding company engaged in capital raising and financing activities denominated in US$. As such, the Company’s functional currency has been determined to be the US$. The cash flows of the Company’s non-PRC subsidiary are denominated in US$, and its functional currency has been determined to be US$. The financial records of the Company’s PRC subsidiary, VIE and its subsidiary are maintained in their local currency, the Renminbi (“RMB”), which is their functional currency.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “Other income, net”. Assets and liabilities of the Group’s subsidiaries and VIEs are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statement of changes in shareholders’ deficit and comprehensive loss.

(e)	Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(e)	Fair value of financial instruments (Continued)

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Observable inputs are based on market data obtained from independent sources.

The carrying amounts of cash and cash equivalents, accounts receivable, prepayment and other current assets, accounts payable, accrued liabilities and other current liabilities, deferred revenue and amount due to a related party, approximate to their fair value due to the short-term nature of these instruments.

Certain assets are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For the period from January 1, 2015 to July 23, 2015, no impairments were recorded on those assets required to be measured at fair value on a non-recurring basis.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(g)	Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(h)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	Over the shorter of lease term or 2 – 5 years
Furniture and fixtures	2 – 5 years
Office equipment	3 – 5 years

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(h)	Property and equipment, net (Continued)

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss.

(i)	Impairment of long-lived assets

For long-lived assets including property and equipment, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(j)	Deferred revenue

The Group receives prepayments for services in advance of service performance from certain customers. The amounts received in advance are recorded as deferred revenue and recognized as revenue in the period which the corresponding services are performed.

(k)	Revenue recognition

The Group’s services are the provisions of online advertising services. The Group utilizes a combination of pricing models and revenue is recognized when the related services are delivered based on the specific terms of the contract, which are commonly based on (i) cost-plus, (ii) agreed rebates to be earned from certain website publishers or (iii) specified actions (i.e. cost per impression (“CPMs), cost per click (“CPC”), cost per action (“CPA”), cost per sale (“CPS”), cost per lead (“CPL”) or return on investment (“ROI”) and related campaign budgets, depending on the advertisers’ preferences and their campaigns launched.

The Group recognizes revenue when four basic criteria are met: (1) persuasive evidence of an arrangement with the customer exists reflecting the terms and conditions under which the services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Collectability is assessed based on a number of factors, including the creditworthiness of a customer, the size and nature of a customer’s business and transaction history. Amounts collected in excess of revenue recognized are included as deferred revenue.

Revenue in relation to rebates to be earned from certain website publishers are based on factors determined by these website publishers, such as yearly spending at these website publishers’ various platforms and other factors selected at the discretion of these website publishers. Such rebates earned from website publishers are recorded as revenues when the Group is acting as an agent in a transaction, and is based on an evaluation of the terms of each arrangement. Revenues are recorded net of value-added taxes and surcharges.

Cost-plus and agreed rebates to be earned from certain website publishers

For cost-plus advertisement campaigns and rebates to be earned from certain website publishers, sales are valued at the amount received and receivable. Rebates and discounts granted to advertisers, along with free

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(k)	Revenue recognition (Continued)

Cost-plus and agreed rebates to be earned from certain website publishers (Continued)

or extended advertising campaigns, are recorded as a deduction from revenue. In the normal course of business, the Group acts as an intermediary in executing transactions with third parties, specifically for transactions where the Group is not the principal in executing these transactions as the Group is acting on behalf of the website publishers. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Group is acting as the principal or an agent in those transactions. In determining whether the Group acts as the principal or an agent, the Group follows the accounting guidance for principal-agent considerations. The determination of whether the Group is acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, because the Group is simply facilitating the advertisers and the publishers to purchase and to sell advertising inventory and the pricing is generally restricted by the costs incurred through purchasing the advertising inventory, the Group is not the principal in these arrangements and therefore reports revenue earned and costs incurred related to these transaction on a net basis.

Specified actions

The Group also generates revenue from performing specified actions (i.e. a CPM, CPC, CPA, CPS, CPL or ROI basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue on a CPA, CPS, CPL or ROI basis is recognized once agreed actions are performed. While none of the factors individually are considered presumptive or determinative, because the Group is the primary obligor and are responsible for (1) identifying and contracting with third-party advertisers which the Group views as customers; (2) identifying website publishers to provide website spaces where the Group views the website publishers as suppliers; (3) establishing the selling prices of each of the CPM, CPC, CPA, CPS, CPL or ROI pricing model; (4) performing all billing and collection activities, including retaining credit risk; and (5) bearing sole responsibility for fulfillment of the advertising, the Group acts as the principal of these arrangements and therefore reports revenue earned and costs incurred related to these transactions on a gross basis.

(l)	Cost of revenues

Cost of revenues consists of the costs to purchase advertising space for the online advertising operations, salaries and benefits of the relevant operations and support personnel and depreciation of relevant property and equipment depreciation. The Group becomes obligated to make payments related to website publishers in the period the advertising impressions and click-through occur. Such expenses are classified as cost of revenues in the consolidated statement of operations as incurred. Cost of revenues also includes rebates received from website publishers which are recorded as a deduction against the cost of revenues when the Group is acting as a principal in a transaction. Following recent reforms of PRC tax laws, business tax is gradually being replaced by VAT, which is recorded as a reduction of revenue. The Group’s PRC subsidiaries and VIEs are subjected to VAT at a rate of 6%.

(m)	Prepaid media costs

Prepaid media costs represent prepayments for online advertising space paid by the Group to third party publishers of websites. Upon utilization, media costs are recognized in cost of revenues when the Group is

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(m)	Prepaid media costs (Continued)

determined as acting as the principal. However, when the Group is determined as acting as the agent, these costs are recognized as deduction to revenue by the Group. These prepayments are classified as current considering the corresponding online advertising spaces are expected to be purchased and utilized within twelve months from the date of payments.

(n)	Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) rental expenses and (iii) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the period from January 1, 2015 to July 23, 2015, the Company has not capitalized any costs related to internal use software.

(o)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, and (ii) salary and welfare for sales and marketing personnel. The sales and marketing expenses amounted to US$1,150 during the period from January 1, 2015 to July 23, 2015.

(p)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) allowance for doubtful receivables, and (iii) professional service fees.

(q)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods. The Group had no capital leases for the period from January 1, 2015 to July 23, 2015.

(r)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(r)	Employee social security and welfare benefits (Continued)

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(s)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its statements of operations and comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the period from January 1, 2015 to July 23, 2015. As of July 23, 2015, the Group did not have any significant unrecognized uncertain tax positions.

(t)	Share-based compensation

The Group accounts for share-based compensation expenses in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation, for share-based awards to employees. Under the fair value recognition provisions of ASC 718-10, share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, selling and marketing expenses or research and development expenses, depending on the job functions of the grantees.

Option granted to employees

For the options granted to employee, the compensation expense is recognized using the graded-vesting attribution approach over the requisite service period, which is generally the vesting period.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(t)	Share-based compensation (Continued)

Option granted to employees (Continued)

Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the Company’s share options, the binomial option pricing model has been applied.

Option modification

According to ASC 718, a change in any of the terms or conditions of equity based awards shall be accounted for as a modification of the award. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Company would recognize incremental compensation costs on the date of modification and for unvested options, the Company would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation costs and the remaining unrecognized compensation costs for the original award.

Option granted to non-employees

For share-based awards granted to non-employees, the Group accounts for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), Equity-Based Payments to Non-Employees. Under the provision of ASC 505-50, options of the Company issued to non-employees are measured based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete.

(u)	Statutory reserves

The Group’s subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheet as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(v)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(w)	Dividends

Dividends are recognized when declared. No dividends were declared for the period from January 1, 2015 to July 23, 2015. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(x)	Comprehensive loss

Comprehensive loss is defined as the change in shareholders’ equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive loss is reported in the consolidated statement of comprehensive loss. Accumulated other comprehensive losses of the Group include the foreign currency translation adjustments.

(y)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment.

(z)	Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenues based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, which defers by one year ASU 2014-09’s effective date. The amendment will be effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Early adoption is permitted only for annual and interim periods beginning after December 15, 2016.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(z)	Recently issued accounting pronouncements (Continued)

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017.

The Company will apply the new revenue standard beginning January 1, 2018 and will not early adopt. The Company will set up an implementation team to analyze each of the Group’s revenue streams in accordance with the new revenue standard to determine the impact on the Company’s consolidated financial statements. The Company plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (includes those subsequently issued updates that clarify its provisions) throughout 2017 as the Company works towards the implementation and finalize its determination of the impact that the adoption will have on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

The ASU will be effective for periods beginning after December 15, 2016, for public companies. For public interest entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for publicly-traded companies for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company does not expect this standard to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases.

For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(z)	Recently issued accounting pronouncements (Continued)

On August 6, 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows — Classification of Certain Cash Receipts and Payments.” The ASU provides guidance on the classification of certain cash receipts and payments including debt prepayment or debt issuance costs and cash payments for contingent considerations. The ASU also provides clarification on the application of the predominance principle outlined in ASC 230. The effective date for public entities will be annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this standard will have on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. ASU 2016-16 is effective for fiscal years and interim periods within those years beginning after December 31, 2018. The Company does not expect ASU 2016-16 to have a material impact to the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which revises the definition of a business. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. To be a business without outputs, there will now need to be an organized workforce. ASU 2017-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. The Company currently does not expect ASU 2017-01 to have a material impact to the Company’s consolidated financial statements, but will evaluate the impact of adopting this standard prospectively upon any transaction of acquisitions or disposals of assets or businesses.

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. The ASU will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group does not expect this standard to have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of cash flows (Topic 230): restricted cash”, which requires entities to include restricted cash and restricted cash equivalents in the cash and cash equivalent balances in the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of the adoption on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of good will which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2	Principal accounting policies (Continued)

(z)	Recently issued accounting pronouncements (Continued)

January 1, 2017. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3	Certain risks and concentration

(a)	PRC regulations

The Chinese market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to engage in online advertising businesses through contractual arrangements in the PRC since the internet and advertising services industries remain regulated. The Company conducts certain of its operations in China through its variable interest entities, which it consolidates as a result of a series contractual arrangements enacted. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIE. The Company believes that the structure for operating its business in China (including the ownership structure and the contractual arrangements with the consolidated VIE) is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, the Company cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the online advertising business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses of such entities;

•	discontinuing or restricting the conduct of any transactions between the Company’s PRC subsidiaries and OptAim VIE;

•	imposing fines, confiscating the income of OptAim VIE or the Company’s PRC subsidiaries, or imposing other requirements with which the Company or its PRC subsidiaries and consolidated VIEs may not be able to comply;

•	requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with OptAim VIE and deregistering the equity pledges of OptAim VIE, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over OptAim VIE; or

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

•	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in China.

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations.

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangement, and as a result the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens.

The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities under the Draft FIE Law if it becomes effective, that the Company’s operation of certain of its operations and businesses through VIE violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Company to take various actions as discussed in the paragraph above. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under the Draft VIE law, if it becomes effective, to be remote.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(a)	PRC regulations (Continued)

The following financial information of OptAim VIE and its subsidiary excluding the intercompany items with the Company’s subsidiaries was included in the accompanying financial statements as of and for the period from January 1, 2015 to July 23, 2015:

As of July 23, 2015
Assets
Current assets
Cash and cash equivalents	1,175
Accounts receivable, net	3,730
Other current assets	9,240

Total current assets	14,145

Non-current asset
Property and equipment, net	82

Total assets	14,227

Liabilities
Current liabilities
Accounts payable	1,096
Deferred revenue	5,240
Accrued liabilities and other current liabilities	521
Amounts due to a related party	537
Income tax payable	44

Total liabilities	7,438

Period from January 1, 2015 to July 23, 2015
Net revenues	3,783
Net profit	1,455

Period from January 1, 2015 to July 23, 2015
Net cash provided by operating activities	747
Net cash used in investing activity	(6)

741

In accordance with the VIE arrangements, the Group has power to direct activities of OptAim VIE, and can have assets transferred out of OptAim VIE. Therefore, the Group considers that there is no assets of OptAim VIE can be used only to settle their obligations.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(b)	Foreign exchange risk

Assets and liabilities of non-US dollar functional currency entities are translated into US$ using the applicable exchange rates at the balance sheet date. Items in the statements of comprehensive income are translated into US$ using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income on the consolidated statement of shareholders’ deficit.

Certain of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

The revenues and expenses of the Group’s subsidiary and the VIE in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies, and remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

(c)	Concentration risk

(i)	Concentration of revenues

The top 10 customers accounted for 55% of the net revenues for the period from January 1, 2015 to July 23, 2015 and there was one customer with net revenues accounted for 11% of the total net revenues for the period from January 1, 2015 to July 23, 2015. Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

(ii)	Concentration of accounts receivable

The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

As of July 23, 2015, one customer accounted for 38% of the consolidated accounts receivable. The top 10 accounts receivable accounted for 85% of the total accounts receivable as of July 23, 2015. The following table summarizes the percentage of accounts receivable from third party advertisers and third party advertising agencies with over 10% of total accounts receivable:

July 23, 2015
Third party advertisers and third party advertising agencies
A1	1,400
A2	471
A3	459

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3	Certain risks and concentration (Continued)

(c)	Concentration risk (Continued)

(iii)	Credit risk

As of July 23, 2015, substantially all of the Group’s cash and cash equivalents were placed with financial institutions in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents during the period from January 1, 2015 to July 23, 2015 and believes that its credit risk to be minimal.

4	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and cash held at bank. Cash on hand and cash held at bank balance as of July 23, 2015 primarily consist of the following currencies:

	As of July 23, 2015
	Amount	US$’000 equivalent
RMB	7,782	1,253
US$	48	48

Total		1,301

5	Accounts receivable, net

As of July 23, 2015
Accounts receivable, gross	3,730
Less: allowance for doubtful accounts	—

Accounts receivable, net	3,730

The following table presents the movement in the allowance for doubtful accounts:

Period from January 1, 2015 to July 23, 2015
Balance at the beginning of year	—
Additions for the year	357
Accounts receivable written off	(357)

Balance at the end of year	—

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

6	Other current assets

Other current assets consist of the following:

As of July 23, 2015
Current
VAT receivables	366
Advances to employees	194
Rental deposits	80
Prepayments	24

Total	664

7	Property and equipment, net

Property and equipment consist of the following:

As of July 23, 2015
Cost:
Office equipment	105
Less: Accumulated depreciation	(21)

Property and equipment, net	84

Depreciation expense recognized for the period from January 1, 2015 to July 23, 2015 are summarized as follows:

Period from January 1, 2015 to July 23, 2015
Research and development	—
Sales and marketing expenses	1
General and administrative expenses	1

Total	2

8	Deferred revenue

As of July 23, 2015
Deferred revenue	5,240

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

9	Accrued liabilities and other current liabilities

As of July 23, 2015
Accrued employee benefits	539
VAT and other taxes payable	92
Others	23

Total	654

10	Convertible preference shares

As of July 23, 2015, the Company had 25,000,000 Series A-1 preferred shares outstanding.

The key terms of Series A-1 preferred shares are as follows:

Dividend rights

The holder of Series A-1 preferred shares is entitled to participate in any dividend pari passu with ordinary shareholders of the Company on an as-converted basis.

Voting rights

The holder of the Series A-1 preferred shares shall be entitled to such number of votes equal to the whole number of ordinary shares into which such Series A-1 preferred shares are convertible.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, after the payment of Series A-2 Preference Amount has been made in full, the holders of the Series A-1 preferred shares shall be entitled to receive, prior and in preference to the remaining assets and funds of the Company available for distribution to the holders of ordinary shares by reason of their ownership of such shares, the amount equal to 100% of the Series A-1 preferred shares issue price for each Series A-1 preferred shares (adjusted for share splits, share dividends, combinations, recapitalizations and similar events with respect to such shares), plus all declared but unpaid dividends and distributions on such Series A-1 preferred shares (collectively, the “Series A-1 Preference Amount”). If the remaining assets and funds thus distributed to the holder of the Series A-1 preferred shares shall be insufficient to permit the payment to such holders of the full Series A-1 Preference Amount, then the entire remaining assets and funds of the Company legally available for distribution shall be distributed ratably to the holder of the Series A-1 preferred shares in proportion to the Series A-1 Preference Amount that such holder is otherwise entitled to receive.

After the payment of Series A-2 Preference Amount and Series A-1 Preference mount have been made in full, the remaining assets and funds of the Company available for distribution shall be distributed among all holders of ordinary shares and Series A-1 preferred shares on a pro rata and as-converted basis.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

10	Convertible preference shares (Continued)

Conversion rights

Each share of the Series A-1 preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one ordinary share of the Company. The conversion is subject to adjustments for certain events, including but not limited to additional equity securities issuance share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price is also subject to adjustment in the event the Company issues additional ordinary shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

In addition, each share of the Series A-1 preferred shares would automatically be converted into ordinary shares of the Company (i) upon the closing of an initial public offering of the Company’s shares or (ii) upon the election of holders of at least a majority of the then issued and outstanding preferred shares, voting together as a single class on an as-if-converted basis.

As the Series A-1 preferred shares did not contain any redemption feature, they would be classified within permanent equity. Furthermore, at the time of issuance, the Series A-1 preferred shares contained a beneficial conversion feature of US$7,125 and the amount was charged to additional paid-in capital as a deemed dividend.

11	Ordinary shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue 250,000,000 shares of US$0.0002 par value per ordinary share as of July 23, 2015. Each ordinary share is entitled to one vote in shareholders meeting of the Company. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, which is subject to the approval by the holders of the number of ordinary shares and the Series A-1 and A-2 preferred shares representing a majority of the aggregate voting power of all outstanding shares. As of July 23, 2015, there were 55,000,000 ordinary shares outstanding, respectively.

12	Redeemable convertible preferred shares

On January 16, 2015, the Company entered into an agreement (“Series A-2 Agreement”) to issue Series A-2 preferred shares to a third-party investor (“Investor A-2”) for a total cash consideration of US$3,500. Accordingly, the Company issued 15,909,091 Series A-2 preferred shares at US$0.22 per share.

The key terms of the Series A-2 are as follows:

Dividend rights

The holders of the Series A-2 are entitled to participate in any dividend pari passu with ordinary shareholders of the Company on an as-converted basis.

Voting rights

The holders of the Series A-2 preferred shares shall be entitled to such number of votes equal to the whole number of ordinary shares into which such Series A-2 preferred shares are convertible.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

12	Redeemable convertible preferred shares (Continued)

Liquidation preference

In the event of a liquidating transaction as defined in the Company’s Memorandum and Articles of Association, the holders of Series A-2 preferred shares are entitled to receive an amount equal to 120% of the issue price as defined in the Company’s Memorandum and Articles of Association (adjusted for share splits, share dividends, combinations, recapitalizations and similar events with respect to such shares), plus all declared but unpaid dividend and distributions on such Series A-2 preferred shares. If the assets of the Company shall be insufficient to make the payment of the amount in full, then the assets of the Company shall be distributed ratably to the holders of preferred shares in proportion to the amount each holder would otherwise be entitled to receive.

After the full amount has been paid to holders of Series A-1 and Series A-2, any remaining funds or assets of the Company legally available for distribution shall be distributed pro rata among the holders of preferred shares on an as-converted basis together with the holders of the ordinary shares.

Conversion rights

Each share of the Series A-2 preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one ordinary share of the Company. The conversion is subject to adjustments for certain events, including but not limited to additional equity securities issuance share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price is also subject to adjustment in the event the Company issues additional ordinary shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

In addition, each share of the Series A-2 preferred shares would automatically be converted into ordinary shares of the Company (i) upon the closing of an initial public offering of the Company’s shares or (ii) upon the election of holders of at least a majority of Series A-2 preferred shares.

Redemption right

The Series A-2 preferred shares are redeemable at any time after the 7th anniversary of the closing of sale and purchase of the Series A-2 Agreement. The redemption price for Series A-2 shares is equal to 150% of the original issue price (plus all declared but unpaid dividends).

The Company has determined that the Series A-2 preferred shares should be classified as mezzanine equity after considering the features of the preferred shares as described above.

The Company has also determined that conversion and redemption features embedded in the preferred shares are not required to be bifurcated and accounted for as derivatives, as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of the preferred shares. The preferred shares are not readily convertible into cash as there is not a market mechanism in place for trading of the Company’s shares.

Due to the redemption features described above with respect to Series A-2 preferred shares, the Company recognizes the changes in the redemption value immediately as they occur by way of accreting their respective carrying amounts to the redemption value to the first redemption date, using the effective interest method. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit of the Company.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

12	Redeemable convertible preferred shares (Continued)

Series A-2

Period from January 1, 2015 to July 23, 2015
Beginning balance	—
Issuance of preferred shares	6,734

Ending balance	6,734

The Company assessed beneficial conversion feature attributable to the Series A-2 preferred shares and determined that there was a beneficial conversion feature with an amount of US$1,973, which was bifurcated from the carrying value of Series A-2 preferred shares as a contribution to additional paid-in capital upon issuance of Series A-2 preferred shares. The discount of US$1,973 resulting from the recognition of the beneficial conversion feature will be amortized from the date of the issuance to the first redemption date of the Series A-2 preferred shares as a deemed dividend to preferred shareholders and charged against retained earnings, and in the absence of retained earnings, a charge to additional paid-in capital.

13	Share-based compensation

(a)	Share option plan

The Company’s share option plan provides for the grant of incentive share options to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the share option plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option.

During the period from January 1, 2015 to July 23, 2015, the Company granted share options to employees, officers and directors of the Group. These options were granted with exercise prices denominated in the US$ , which is the functional currency of the Company. The table below sets forth information regarding share options granted over the years:

Grant Date	Number of shares	Term (year)	Vesting period (year)	Exercise price at grant date (US$)
January 16, 2015 (Note i)	290,000	10	4.00	0.060
January 16, 2015 (Note i)	300,000	10	4.00	0.010
February 1, 2015 (Note ii)	1,760,000	10	4.00	0.060
February 1, 2015 (Note iii)	550,000	10	2.00	0.012
February 1, 2015 (Note iv)	220,000	10	2.25	0.016
February 1, 2015 (Note v)	40,000	10	2.42	0.012
February 1, 2015 (Note v)	150,000	10	2.42	0.016
February 1, 2015 (Note vi)	250,000	10	2.50	0.016
February 1, 2015 (Note vii)	100,000	10	2.75	0.032
February 1, 2015 (Note viii)	100,000	10	2.83	0.032
February 1, 2015 (Note viii)	640,000	10	2.83	0.040

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13	Share-based compensation (Continued)

(a)	Share option plan (Continued)

Grant Date	Number of shares	Term (year)	Vesting period (year)	Exercise price at grant date (US$)
February 1, 2015 (Note ix)	700,000	10	2.92	0.040
February 1, 2015 (Note x)	30,000	10	3.17	0.016
February 1, 2015 (Note x)	320,000	10	3.17	0.048
February 1, 2015 (Note xi)	970,000	10	3.25	0.012
February 1, 2015 (Note xi)	250,000	10	3.25	0.016
February 1, 2015 (Note xii)	240,000	10	3.33	0.048
February 1, 2015 (Note xiii)	40,000	10	3.50	0.060
February 1, 2015 (Note xiv)	40,000	10	3.83	0.060
February 15, 2015 (Note xv)	60,000	10	2.25	0.016
February 15, 2015 (Note xvi)	320,000	10	3.17	0.048
February 15, 2015 (Note xvii)	80,000	10	3.67	0.060
March 15, 2015 (Note xviii)	20,000	10	4.00	0.060
April 2, 2015 (Note xix)	2,100,000	10	4.00	0.100
June 1, 2015 (Note xx)	3,950,000	10	4.00	0.150
July 1, 2015 (Note xxi)	553,000	10	4.00	0.200
July 1, 2015 (Note xxii)	35,000	10	4.08	0.200

(i)	25% of the options were vested on January 1, 2016 and the remaining 75% of the options are vested over a 3-year period starting from January 1, 2016 to January 15, 2019. The holders of the options are entitled to exercise the vested options until the expiration date — January 15, 2025 of the share options.

(ii)	25% of the options were vested on February 1, 2016 and the remaining 75% of the options are vested over a 3-year period starting February 1, 2016 to January 31, 2019. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(iii)	50% of the options were vested on February 1, 2015 and the remaining 50% of the options are vested over a 2-year period starting February 1, 2015 to January 31, 2017. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(iv)	43.75% of the options were vested on February 1, 2016 and the remaining 56.25% of the options are vested over a 2.25-year period starting February 1, 2016 to April 30, 2018. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(v)	39.6% of the options were vested on February 1, 2015 and the remaining 60.4% of the options are vested over a 2.42-year period starting February 1, 2015 to June 30, 2017. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(vi)	37.5% of the options were vested on February 1, 2015 and the remaining 62.5% of the options are vested over a 2.50-year period starting February 1, 2015 to July 31, 2017. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13	Share-based compensation (Continued)

(a)	Share option plan (Continued)

(vii)	31.25% of the options were vested on February 1, 2015 and the remaining 68.75% of the options are vested over a 2.75-year period starting February 1, 2015 to October 31, 2017. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(viii)	29.2% of the options were vested on February 1, 2015 and the remaining 70.8% of the options are vested over a 2.83-year period starting February 1, 2015 to November 30, 2017. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(ix)	27% of the options were vested on February 1, 2015 and the remaining 73% of the options are vested over a 2.92-year period starting February 1, 2015 to December 31, 2017. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(x)	25% of the options were vested on April 1, 2015 and the remaining 75% of the options are vested over a 3-year period starting April 1, 2015 to March 31, 2018. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(xi)	25% of the options were vested on May 1, 2015 and the remaining 75% of the options are vested over a 3-year period starting May 1, 2015 to April 30, 2018. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(xii)	25% of the options were vested on June 1, 2015 and the remaining 75% of the options are vested over a 3-year period starting June 1, 2015 to May 31, 2018. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(xiii)	25% of the options were vested on August 1, 2015 and the remaining 75% of the options are vested over a 3-year period starting August 1, 2015 to July 31, 2018. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(xiv)	25% of the options were vested on December 1, 2015 and the remaining 75% of the options are vested over a 3-year period starting December 1, 2015 to November 30, 2018. The holders of the options are entitled to exercise the vested options until the expiration date — January 31, 2025 of the share options.

(xv)	43.75% of the options were vested on February 15, 2015 and the remaining 56.25% of the options are vested over a 2.25-year period starting February 15, 2015 to May 14, 2017. The holders of the options are entitled to exercise the vested options until the expiration date — February 14, 2025 of the share options.

(xvi)	25% of the options were vested on April 15, 2015 and the remaining 75% of the options are vested over a 3-year period starting April 15, 2015 to April 14, 2018. The holders of the options are entitled to exercise the vested options until the expiration date — February 14, 2025 of the share options.

(xvii)	25% of the options were vested on October 15, 2015 and the remaining 75% of the options are vested over a 3-year period starting October 15, 2015 to October 14, 2018. The holders of the options are entitled to exercise the vested options until the expiration date — February 14, 2025 of the share options.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13	Share-based compensation (Continued)

(a)	Share option plan (Continued)

(xviii)	25% of the options were vested on March 15, 2016 and the remaining 75% of the options are vested over a 3-year period starting March 15, 2016 to March 14, 2019. The holders of the options are entitled to exercise the vested options until the expiration date — March 14, 2025 of the share options.

(xix)	25% of the options were vested on April 2, 2016 and the remaining 75% of the options are vested over a 3-year period starting April 2, 2016 to April 1, 2019. The holders of the options are entitled to exercise the vested options until the expiration date — April 1, 2025 of the share options.

(xx)	25% of the options were vested on June 1, 2016 and the remaining 75% of the options are vested over a 3-year period starting June 1, 2016 to May 31, 2019. The holders of the options are entitled to exercise the vested options until the expiration date — May 31, 2025 of the share options.

(xxi)	25% of the options were vested on July 1, 2016 and the remaining 75% of the options are vested over a 3-year period starting July 1, 2016 to June 30, 2019. The holders of the options are entitled to exercise the vested options until the expiration date — June 30, 2025 of the share options.

(xxii)	25% of the options were vested on August 1, 2016 and the remaining 75% of the options are vested over a 3-year period starting August 1, 2016 to July 31, 2019. The holders of the options are entitled to exercise the vested options until the expiration date — June 30, 2025 of the share options.

The following table summarizes the share option activity for the period from January 1, 2015 to July 23, 2015:

	Number of shares	Weighted average exercise price (US$)	Weighted average grant date fair value (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$’000)
At January 1, 2015	—	—	—	—	—
Granted	14,108,000	0.085	0.3455

At July 23, 2015	14,108,000	0.0850	0.3455	9.67	8,858

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for share options granted, the directors of the Company estimated that its future forfeiture rate would be 0% for employees and 0% for senior management during the period.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s ordinary shares as of July 23, 2015 and the exercise price.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of July 23, 2015 were US$597.

As of July 23, 2015, there were US$4,296 of unrecognized share-based compensation expenses related to share options, which were expected to be recognized over a weighted-average vesting period of 3.27 years. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13	Share-based compensation (Continued)

(a)	Share option plan (Continued)

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the period from January 1, 2015 to July 23, 2015 were estimated using the following assumptions:

Grant Date	Risk-free interest rate (Note i)	Dividend yield (Note ii)	Volatility rate (Note iii)	Expected term (in years) (Note iv)
January 16, 2015	3.570%	0.0%	53.45%	10.00
February 1, 2015	3.510%	0.0%	53.39%	10.00
February 15, 2015	3.380%	0.0%	53.40%	10.00
March 15, 2015	3.450%	0.0%	53.31%	10.00
April 2, 2015	3.630%	0.0%	53.22%	10.00
June 1, 2015	3.640%	0.0%	52.98%	10.00
July 1, 2015	3.630%	0.0%	52.86%	10.00

Notes:

(i)	The risk-free interest rate of periods within the contractual life of the share option is based on the yield of US Treasury Strips sourced from Bloomberg as of the valuation dates.
(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.
(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(iv)	The expected term is developed by assuming the share options will be exercised towards the end of maturity dates.

14	Income tax

(i)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the period from January 1, 2015 to July 23, 2015.

(iii)	PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Income tax (Continued)

(iii)	PRC Enterprise Income Tax (“EIT”) (Continued)

reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Group’s PRC subsidiaries to the Group’s overseas companies unless otherwise exempted pursuant to applicable tax treaties or tax arrangements between the PRC government and the government of other jurisdiction which the WHT is reduced to 5%.

Although there are undistributed earnings of the Company’s subsidiary located in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of July 23, 2015.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statement of comprehensive loss are nil as of July 23, 2015 are as follows:

Period from January 1, 2015 to July 23, 2015
US$‘000
Current income tax expense	44
Deferred tax expense	—

44

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of July 23, 2015 are as follows:

As of July 23, 2015
Deferred tax assets, current:
Deferred revenue	1,310
Accrued expense and others not currently deductible for tax purposes	97
Valuation allowance (a)	(1,407)

Total current deferred tax assets, net	—

Deferred tax assets, non-current:
Tax loss carried forward	575
Valuation allowance (a)	(575)

Total non-current deferred tax assets, net	—

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Income tax (Continued)

Deferred tax assets and liabilities (Continued)

(a)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carryforwards because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance is as follows:

As of July 23, 2015
Beginning balance	1,792
Additions	190

Ending balance	1,982

Tax loss carryforwards

As of July 23, 2015, the Group had tax loss carryforwards of approximately US$2,301, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

As of July 23, 2015
2019	1
2020	2,300

Total	2,301

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2010 to 2016 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of July 23, 2015.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14	Income tax (Continued)

Tax loss carryforwards (Continued)

Reconciliation between the expense of income taxes computed by applying the statutory tax rate to loss before income taxes and the actual provision for income taxes is as follows:

Period from January 1, 2015 to July 23, 2015
Net income before provision for income tax	70
PRC statutory tax rate at 25%	—
Income tax expense at statutory tax rate	18
Expenses not deductible for tax purposes	20
Change in valuation allowance	190
Effect of income tax rate difference in other jurisdictions	(184)

Provision for income tax	44

15	Related party transactions

As of July 23, 2015, the amount due to a related party was as follows:

As of July 23, 2015
Amount due to a related party
Amount due to a director	537

The amount due to a director represents cash advances from a director which was unsecured, interest-free and with no fixed repayment terms.

16	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are two years or less. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were US$74 for the period from January 1, 2015 to July 23, 2015.

OPTAIM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

16	Commitments and contingencies (Continued)

(a)	Operating lease commitments (Continued)

As of July 23, 2015, future minimum payments under non-cancellable operating leases for office rental consist of the following:

As of July 23, 2015
Remainder of 2015	32
2016	36
2017	20

Total	88

(b)	Purchase commitments

As of July 23, 2015, there were no purchase commitments.

(c)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of July 23, 2015, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial condition and each of the consolidated financial statements.

17	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary and the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiary and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiary and the VIE to satisfy any obligations of the Company.

18	Subsequent events

Optimix acquired 100% equity interest of the Company on July 24, 2015 at a consideration of approximately US$67,620 in the form of cash and shares of Optimix.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The new articles of association that we expect to adopt to become effective upon the completion of this offering provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such only if they acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, only if they had no reasonable cause to believe that their conduct was unlawful.

Pursuant to the form of indemnification agreement filed as Exhibit 10.9 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of securities. We believe that our issuances of share awards to our employees, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act.

Purchaser	Date of Issuance	Number of Securities	Consideration	Underwriting Discounts and Commissions
Maestro Investment Holdings Limited	January 1, 2014	1,740,653 ordinary shares	Note 1	Not applicable
Big Tooth Corporation	December 22, 2014	274,752 ordinary shares	Note 2	Not applicable
Arda Holdings Limited	December 23, 2014	255,033 ordinary shares	Note 3	Not applicable
BlueFocus International Limited	December 30, 2014	742,320 ordinary shares	US$12.0 million	Not applicable
BlueFocus International Limited	December 30, 2014	2,493,018 series D preferred shares	US$48.0 million	Not applicable
Bondwa Enterprise Limited	February 13, 2015	71,076 ordinary shares	Note 4	Not applicable
Triwin Holdings Limited	February 13, 2015	71,075 ordinary shares	Note 4	Not applicable

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars	Underwriting Discounts and Commissions
Igomax Inc.	July 24, 2015	1,496,399 ordinary shares	Note 5	Not applicable
Zaffre Investments, Inc.	July 24, 2015	446,604 ordinary shares	Note 5	Not applicable
BAI GmbH	July 24, 2015	592,088 ordinary shares	Note 5	Not applicable
Arda Holdings Limited	July 24, 2015	632,581 ordinary shares	Note 3	Not applicable
Arda Holdings Limited	October 14, 2015	945,663 ordinary shares	Note 3	Not applicable
Shenwan Hongyuan Goldspring Fund I	December 28, 2016	1,068,114 series E preferred shares	US$20.0 million	Not applicable

1	These ordinary shares were issued to Maestro Investment Holdings Limited in consideration for our acquisition of 49% shares in Harmattan Capital Holdings Corporation.
2	These ordinary shares were issued to Blue Tooth Corporation in recognition of Mr. Robert Tran’s consulting services to us.
3	These ordinary shares were issued to Arda Holdings Limited to reserve for future grant and exercise of options under the 2010 Plan.
4	These ordinary shares were issued to Bondwa Enterprise Limited and Triwin Holdings Limited, then-shareholders of Buzzinate as share consideration for our acquisition of Buzzinate.
5	These ordinary shares were issued to Igomax Inc., Zaffre Investment, Inc., and BAI GmbH, then-shareholders of OptAim as share consideration for our acquisition of OptAim.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

1.1*	Form of Underwriting Agreement

3.1†	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon completion of this offering

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3	Form of Deposit Agreement among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts

5.1†	Opinion of Travers Thorp Alberga Attorneys at Law regarding the validity of the ordinary shares being registered and certain other legal matters

8.1†	Opinion of Travers Thorp Alberga Attorneys at Law regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2†	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	Series E Share Subscription Agreement dated December 19, 2016

10.2†	Fourth Amended and Restated Shareholders Agreement dated December 28, 2016

10.3†	English translation of Exclusive Business Cooperation Agreement between OptAim Beijing, OptAim Network and Zhiyunzhong dated January 16, 2015

10.4†	English translation of Second Amended and Restated Exclusive Call Option Agreement among OptAim Beijing, OptAim Network and the shareholders of OptAim Network dated May 26, 2017

10.5†	English translation of Second Amended and Restated Equity Pledge Agreement among OptAim Beijing, OptAim Network and the shareholders of OptAim Network dated May 26, 2017

10.6†	English translation of Irrevocable Powers of Attorney granted by the Jian Tang and Jie Jiao dated May 26, 2017

10.7†	English translation of Spousal Consents granted by Xinyu Fan dated May 26, 2017

10.8†	2010 Share Option Incentive Scheme of the Registrant

10.9†	Form of Indemnification Agreement with Executive Officers and Directors

10.10†	Form of Employment Agreement and One Way Non-disclosure Agreement with Executive Officers

10.11†	2017 Share Incentive Plan

10.12†	English Translation of Tencent Advertising Agency Agreement for 2017

10.13†	English Translation of Tencent Advertising Placement Contract for 2017

21.1†	List of Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers

23.2†	Consent of Travers Thorp Alberga Attorneys at Law (included in Exhibit 5.1)

23.3†	Consent of Jingtian & Gongcheng (included in Exhibit 99.2)

23.4†	Consent of Scott Moore

23.5†	Consent of Dylan Huang

23.6†	Consent of Honnus Cheung

24.1†	Powers of Attorney (included on signature page in Part II of the registration statement)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Jingtian & Gongcheng regarding certain PRC law matters

99.3†	Consent of Frost & Sullivan

*	To be filed by amendment.
†	Previously filed

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is shown in the Consolidated Financial Statements and the Notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on November 22, 2017.

iClick Interactive Asia Group Limited

By:	/s/ Wing Hong Sammy Hsieh
Name:	Wing Hong Sammy Hsieh
Title:	Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wing Hong Sammy Hsieh Wing Hong Sammy Hsieh	Chief Executive Officer and Executive Chairman of the Board (principal executive officer)	November 22, 2017

/s/ Jie Jiao Jie Jiao	Chief Financial Officer (principal financial and principal accounting officer)	November 22, 2017

* Jian Tang	Director	November 22, 2017

* Yau Ping Ricky Ng	Director	November 22, 2017

* Yu Long	Director	November 22, 2017

* Antares Au	Director	November 22, 2017

*By:	/s/ Wing Hong Sammy Hsieh
Name: Wing Hong Sammy Hsieh
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of iClick Interactive Asia Group Limited, has signed this registration statement or amendment thereto in New York on November 22, 2017.

Authorized U.S. Representative
By:	/s/ Diana Arias
Name:	/s/ Diana Arias, on behalf of Law Debenture Corporate Services Inc.
Title:	Senior Manager